As filed with the Securities and Exchange Commission on April 30, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ximalaya Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 1-2, Phase III, Guochuang Center, No. 799 Dangui Road

Pudong New District, Shanghai

People’s Republic of China

+86 21 5017 9079

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Haiping Li, Esq. Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21-6193-8200	Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Class A Ordinary shares, par value US$0.0001 per share(2)(3)	US$100,000,000	US$10,910.00

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)

Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-                    ). Each American depositary share represents                      Class A ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, or the SEC, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2021

American Depositary Shares

Ximalaya Inc.

Representing	Class A Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Ximalaya Inc.

We are offering                      ADSs. Each ADS represents                      of our Class A ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            . We intend to list the ADSs on the New York Stock Exchange under the symbol “XIMA.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Immediately prior to the completion of this offering, our authorized share capital will consist of Class A ordinary shares and Class B ordinary shares. Xima Holdings Limited and Touch Sound Limited, holding entities that are beneficially owned by Mr. Jianjun Yu and Ms. Yuxin Chen, our co-founders, respectively, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately             % of our total issued and outstanding share capital immediately after the completion of this offering and             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes and will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Investing in our ADSs involve risks. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying the ADSs.

PRICE US$                      PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

To the extent the underwriters sell more than                      ADSs, the underwriters have a 30-day option to purchase up to an additional                      ADSs from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                     , 2021.

Goldman Sachs	Morgan Stanley	BofA Securities	CICC

(in alphabetical order)

Prospectus dated                     , 2021

The Largest Online Audio Platform in China[1]

250 MM
1Q 2021 Average MAUs Through Our Mobile, IoT and Other Platforms

75%
of 2020 Total Audio Listening Time on Mobile[2]

13.3%
1Q 2021 Average Monthly Active Mobile User Paying Ratio

5.2 MM
2020 Active Content Creators[3]

Our Mission

睡前故事
牛津阅读树
古典音乐
LI YUNDI
夜听
德云社
Prenatal
Infant
Child
Teenager
Young Adult
Adult
Senior

Lifelong Nourishment To Every Generation Within The Family

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                     , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, an independent management consulting firm, to provide information on the online audio industry in China and globally.

Our Mission

Our mission is to empower people to share wisdom and embrace a better life via voice.

Our Vision

Our vision is to become a leader of the global audio ecosystem and the best content creation platform in the world.

Our Values

Our core values are to be user-centric, and to be altruistic to our partners. We inspire people to scale new heights and reach their own Himalayas.

Who We Are

We are the largest online audio platform in China in terms of average MAUs, total mobile listening time, and total revenues in 2020, according to CIC. We have built a platform where our content creators and users can connect and interact with one another, and through which, we advocate for a brand new lifestyle and provide lifelong nourishment to every generation within the family. We aspire to redefine how people produce, share and consume knowledge, information and entertainment content, pioneering the audio-based “Economy of Ears,” according to CIC.

Ximalaya has become an essential part of our users’ daily lives. We are the online audio platform of choice by users, according to the survey conducted by CIC. In the first quarter of 2021, we had average MAUs of 250 million, including 104 million mobile MAUs from our mobile apps and 146 million MAUs who listened to our audio content through internet-of-things (IoT) and other third-party platforms. For details of our average MAUs during historical periods, see “Summary Consolidated Financial and Operating Data—Summary Operating Data.” Meanwhile, in the first quarter of 2021, the average mobile MAUs on our flagship mobile app “Ximalaya” ranked first among China’s independent online audio apps, and exceeded the sum of average mobile MAUs of the nine apps that were ranked immediately below us, according to CIC. In 2020, users on our mobile apps spent a total of 1,564.3 billion minutes listening to our audio content, accounting for approximately 75.0% of total mobile listening time among all online audio platforms in China, according to CIC.

Our Understanding of “Audio”

Since prehistoric times, voice has served as the primary means through which people communicate, share, discover and learn. For instance, Analects of Confucius, or Lun Yu (论语), a Chinese Confucian classic that records the words and deeds of Confucius as well as those of his disciples, and Buddhism preaching by Sakyamuni, the religious leader of Buddhism, were both initially handed down through word of mouth in conversational style. Nowadays, internet media has brought new vigor and vitality into voice as a critical means for cross-culture interaction and communication. Voice conveys emotions and companionship in a more touching and intimate way, and offers bigger room for imagination, as compared to text or video. Audio content consumption has become an important part of daily life, leading to a new lifestyle.

Deeply rooted in the mobile internet and IoT era, significant development of the audio industry is the trend of the times.

•

Audio is a rare medium that offers simultaneous companionship. Audio is able to accompany people anywhere at any time with content that enriches their life experience and lightens up their days, in parallel to their bustling life;

•

Audio is the perfect match for IoT. Due to its companionship nature, audio has a wide range of application scenarios, such as smart wearable devices, smart home devices and smart in-car devices. These devices deliver pleasure and services wherever a listener goes and greatly improve the quality of people’s lives, which makes audio the perfect match for IoT product and service offerings;

•

Audio shields people from information overload and allows them to retain inner peace. Information overload intrudes into people’s minds and lives. Audio, on the other hand, provides an immersive experience. Audio allows listeners to focus on themselves, set them free from noises and information overload from the outside world. Voice calms the listeners down, enriches their well-being, and allows them to retain inner peace;

•

The production and consumption of audio content could be diversified, personalized and popularized, leveraging the mobile internet infrastructure and other technologies. Leveraging mobile internet infrastructure and other technologies, audio content could be produced by anyone—bringing significant diversity and personal touch to the audio content, and also for anyone—representing personalized and popularized content offerings to users of different age groups. Utilization of such technologies and their integration with mobile internet infrastructure have made and will continue to make audio easily accessible in a variety of scenarios in people’s daily lives, fulfilling the increasing needs for self-achievement, companionship, relaxation and nursery usages.

•

The “Economy of Ears” era is here. We believe the power that audio could bring to human beings has not been fully unleashed. Despite the rapid growth of the audio industry in the past few years, the discovery and realization of the true value of audio has just been revealed. In particular, we believe the rising trend of IoT and in-car listening scenarios will bring enormous opportunities and potentials to the future prosperity of the “Economy of Ears.”

Our World of Voices

According to CIC, we are the pioneer of the era of online audio and the “Economy of Ears.” We have built a world of voices where everyone can easily listen to and share their ideas, connecting people’s minds and wisdom.

•

Connecting and serving users through voice: We connect and serve a massive and loyal user base through omni-channel coverage via voice. Our online audio service offerings create a world in parallel to the daily life of our users, through which we reach, connect and serve our users simultaneously when they wake up, during their commute, at their spare time or before bedtime with our diversified audio content. Our online audio content offerings also embrace comprehensive needs that a person may have throughout their lifespan, delivering diversified yet personalized audio content to address specific demands at different stages of their lives and conveying care to every generation within the family. Due to the companionship that voice offers, we are able to seamlessly expand the application scenarios from mobile applications to IoT and in-car devices as well as other third-party platforms, enabling us to serve our users more conveniently.

•

Understanding the world through voice: We strategically and systematically audioize human history, civilization and wisdom, helping people better understand the world and share their wisdom through our high-quality and diversified audio content ecosystem. We offer a broad range of audio content across 100 genres, including but not limited to educational training, history and humanities, parenthood, business and commerce, and entertainment.

•

Facilitating the formation of communities with network effects through voice: We have brought together communities of people who are connected with one another over billions of minutes of audio content. Utilizing voice as the medium and through our platform, our content creators attract and reach an audience of their own and form groups of users who share the same interest and appreciation, enabling them to communicate and interact with each other on our platform and in turn further attracting more users to such communities and inviting more in-depth communication and interaction.

•

Better understanding voice through technology: Artificial intelligence (AI) technology and big data analytic capabilities play an important role in content production, distribution and operation. On one hand, leveraging our proprietary AI and big data technologies to conduct deep learning on our data, we have established an AI-enabled discovery and recommendation mechanism and smart tagging system to improve the content distribution accuracy and efficiency as well as the user experience. On the other hand, our proprietary technologies could also assist us in better producing high-quality audio content. For example, our cutting-edge text-to-speech (TTS) technology and automatic speech recognition (ASR) technology allow us to efficiently convert a large amount of text in news, articles and books to audio or vice versa, significantly expanding the size and variety of content available on our platform.

•

Creating value through voice: Our deep insights into audio content and users, unique core values and robust execution abilities enable us to realize increased revenue for third-party IP partners and content creators. In 2020, we helped more than 161,000 content creators and third-party IP partners achieve income of RMB1.3 billion from our revenue sharing. In addition, we have realized the value of our platform and proven our diversified monetization venues. We generate revenue from subscription, advertising, live streaming, education services, and other innovative services and products. In the first quarter of 2021, our average monthly active mobile paying users from our platform reached 13.9 million, representing a 70.2% increase from the same period in 2020. During the same period of 2021, average monthly active mobile user paying ratio on our mobile platform was approximately 13.3%. For details of our MAUs, paying users and paying ratios during historical periods, see “Summary Consolidated Financial and Operating Data—Summary Operating Data.”

Our Scale and Financial Performance

Notes:

(1)	Among all online audio platforms in China, according to CIC.
(2)	Excluding trial members.
(3)	Refers to content creators who have uploaded at least one piece of audio content during the applicable period.
(4)	As of March 31, 2021.

We have achieved strong revenue growth in recent years and demonstrated our diversified monetization capabilities. Our revenues increased by 81.4% from RMB1,475.8 million in 2018 to RMB2,677.0 million in 2019, and further by 51.3% to RMB4,050.0 million (US$620.7 million) in 2020. Our revenues increased by 65.2% from RMB699.3 million for the three months ended March 31, 2020 to RMB1,155.2 million (US$176.3 million) for the same period in 2021. We recorded gross profit of RMB647.2 million, RMB1,165.7 million and

RMB1,985.3 million (US$304.3 million) in 2018, 2019 and 2020, respectively. We recorded gross profit of RMB261.5 million and RMB565.6 million (US$86.3 million) for the three months ended March 31, 2020 and 2021, respectively. Our net loss decreased from RMB773.7 million in 2018 to RMB773.3 million in 2019, and further decreased to RMB605.1 million (US$92.7 million) in 2020. Our net loss decreased from RMB282.7 million for the three months ended March 31, 2020 to RMB267.2 million (US$40.8 million) for the same period in 2021. Our adjusted net loss, a non-GAAP financial measure, was a loss of RMB773.7 million in 2018, RMB773.3 million in 2019 and RMB546.8 million (US$83.8 million) in 2020. Our adjusted net loss for the three months ended March 31, 2020 and 2021 was RMB224.5 million and RMB248.9 million (US$38.0 million), respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Measure” for details.

Industry Overview

Online audio refers to digitalized audio content that is streamed online or downloaded to personal devices for listening, and the form of social entertainment that centers around a specific topic and conducted through audio or voice transmissions. Compared with other forms of content such as online videos and music, online audio has features including 24/7 coverage, highly diversified scenarios, ability to meet extensive user demand, diversified content distribution channels, and being highly personalized and interactive. Driven by factors such as an increasing supply of high-quality content, evolving user groups and increasing willingness of users to pay for content, rise of IoT and greater connectivity, improving technologies, and favorable regulation and policies, China’s online audio industry is poised to continue to grow rapidly.

China is the world’s largest online audio market in terms of the number of online audio users. However, China’s online audio penetration rate is far lower than that of the U.S. According to CIC, the penetration rate of online audio in China, as defined as the mobile online audio MAUs as a percentage of total mobile internet MAUs in the applicable period, was 16.1% in 2020, as compared to penetration rate of online audio in the U.S. of 47% in 2020. Meanwhile, penetration rates of online music, short videos and long videos in China in 2020 accounted for 56.7%, 73.8% and 74.2%, respectively. China’s low online audio penetration rate leaves significant potential of growth. According to CIC, China’s online audio market in terms of revenue grew from RMB1.6 billion in 2016 to RMB13.1 billion in 2020, at a CAGR of 69.4%, and is expected to further grow to RMB120.1 billion by 2025, representing a CAGR of 55.8% during the period. The primary means of audio monetization in China include membership subscription, paid on-demand content, advertising, live streaming and education.

The three main types of players in China’s online audio platform industry are content-focused platforms, interaction-focused platforms and comprehensive platforms. Among them, comprehensive platforms enjoy the most significant growth, thanks to their diversified audio content offerings and use case scenarios. Comprehensive platforms are expected to drive innovation in the online audio industry.

Entry barriers to China’s online audio industry remain high. Key success factors include rich and diversified content offerings, building of community-based ecosystems that encourage user interactions and engagement, integration of audio content in IoT, V2X and other devices, advanced AI and big data technological infrastructure and diversified monetization models.

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•	the largest online audio platform in China;

•	rich content ecosystem with a massive and ever-growing content library;

•	an enormous and highly engaged user base;

•	diversified scenario coverage laying a solid foundation for the era of IoT;

•	AI-powered and data-driven platform;

•	proven monetization capabilities with diversity; and

•	visionary and dedicated management team as pioneer and trendsetter of industry.

Our Strategies

We intend to accomplish our mission by pursuing the following strategies:

•	continue to enrich content offerings and empower our content creators;

•	constantly optimize product and service experience based on users’ needs, offer our users easier access to their desired content and grow our user base;

•	continue to advance our next-generation technology, AI and big data capabilities;

•	deliver unique value propositions through continuous innovation; and

•	provide solutions for lifelong learning and drive the development and prosperity of our education ecosystem.

Corporate History and Structure

The following chart shows our major corporate milestones since founding:

We commenced our operations in China in August 2012 through Shanghai Ximalaya Technology Co., Ltd. (formerly known as Shanghai Zhengda Ximalaya Network Technology Limited), or Shanghai Ximalaya, a limited liability company established under the laws of the PRC founded by Mr. Jianjun Yu and Ms. Yuxin Chen, our co-founders. In September 2013, our holding company, Ximalaya Inc., was incorporated in the Cayman Islands. We also established Ximalaya (Hong Kong) Limited, or Ximalaya HK, a wholly-owned Hong Kong subsidiary in the same month.

In February 2017, we acquired all of the equity interests in Shenzhen Tianbo Internet Media Limited, or Shenzhen Tianbo, a limited liability company established under the laws of the PRC, from Mr. Jianping Zheng and Mr. Wei Lin. In March 2018, we transferred our equity interests in Shenzhen Tianbo to Mr. Jianjun Yu and Ms. Yuxin Chen.

In September 2018, as part of our reorganization to further the strategic development of our business, we established Xizhang (Shanghai) Network Technology Co., Ltd., which we refer to as Xizhang in this prospectus, as a wholly-owned PRC subsidiary of Ximalaya HK. In November 2019, we incorporated Ximalaya (BVI) Limited, or Ximalaya BVI, under the laws of BVI. In January 2020, Ximalaya BVI obtained 100% equity interest in Ximalaya HK.

In October 2020, Shanghai Wonder Education Technology Co., Ltd., or Shanghai Wonder Education, was established under PRC law to provide education services focusing on education for users aged 0-12 and related business, the equity interest in which were held by two designated employees of our company on behalf of and for the benefit of Shanghai Ximalaya. Towards the end of 2020 and in early 2021, we established a majority owned and controlled subsidiary Wonder Education Tech Limited, a limited liability company incorporated under the laws of Cayman Islands, and its underlying wholly owned subsidiaries Wonder Education Tech (Hong Kong) Holdings Limited, or Wonder Education Holdings, a company incorporated under the laws of Hong Kong, and Qizhi (Shanghai) Network Technology Co., Ltd., or Qizhi Shanghai, a limited company established under the laws of PRC. Qizhi Shanghai entered into a series of contractual arrangements with Shanghai Wonder Education and its shareholders in January 2021 for us to obtain effective control over Shanghai Wonder Education.

We currently conduct our business primarily through Xizhang, Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education, and their respective subsidiaries. We refer to Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education as our VIEs in this prospectus. Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Xizhang entered into a series of contractual arrangements (as amended and restated) with Shanghai Ximalaya, Shenzhen Tianbo and their shareholders, and Qizhi Shanghai entered into a series of contractual arrangements with Shanghai Wonder Education and its shareholders. For more details, please see “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOEs and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under the accounting principles generally accepted in the United States of America, or U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

For our historical equity financing, see “Description of Share Capital—History of Securities Issuances.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs and their principal subsidiaries, upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option:

Directors and Executive Officers
Other Pre-IPO Shareholders
Public Shareholders
%
%
%
Ximalaya Inc. (Cayman Islands)
100%
Ximalaya (BVI) Limited (British Virgin Islands)
100%
Ximalaya (Hong Kong) Limited (Hong Kong)
Wonder Education Tech Limited (1) (Cayman Islands)
100%
Wonder Education Tech (Hong Kong) Holdings Limited (Hong Kong)
100%
Offshore
Onshore
100%
Shenzhen Tianbo Internet Media Limited (3)
Xizhang (Shanghai) Internet Technology Co., Ltd.
Shanghai Ximalaya Technology Co., Ltd. (2)
Qizhi (Shanghai) Network Technology Co., Ltd.
100%
Ximao (Shanghai) Internet Technology Co., Ltd.
100%
Xida (Shanghai) Internet Technology Limited
100%
Beijing Haiqu Technology Limited
100%
Shanghai Xiri Electronic Technology Limited
100%
Beijing Xihe Electronic Limited
100%
Shanghai Xiangting Culture Propagation Limited
55%
Tianjin Tianxi Zhongda Culture Development Limited
Shanghai Wonder Education Co., Ltd. (4)
100%
Xi'an Ximalaya Internet Technology Limited
100%
Xiamen Ximalaya Information Technology Limited
Equity interest
Contractual arrangements. See "Corporate History and Structure-Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders."

Notes:

(1)

Ximalaya Inc., through direct ownership and control over an aggregate of approximately 51.7% of its outstanding equity interests, consolidates the results of Wonder Education Tech Limited. Directors, officers and principal shareholders of our company as disclosed in the sections titled “Management” and “Principal [and Selling] Shareholders” of this prospectus beneficially own an aggregate of 34.4% of the outstanding equity interests of Wonder Education Tech Limited.

(2)

Shanghai Xiquan Enterprise Management Center (Limited Partnership) and Shanghai Xijie Investment Management Center (Limited Partnership), both are affiliated with our co-founder Mr. Jianjun Yu, and a third-party holding entity affiliated with an existing shareholder of ours, each owns 92.9%, 5.8% and 1.3% of the equity interests in Shanghai Ximalaya Technology Co., Ltd., respectively.

(3)	Mr. Jianjun Yu and Ms. Yuxin Chen, co-founders of our company, each owns 50% and 50% of the equity interests in Shenzhen Tianbo Internet Media Limited.
(4)	Mr. Zhiying Xiao and Mr. Huan Yao, who are employees of our company, each owns 67% and 33% of the equity interests in Shanghai Wonder Education Co., Ltd.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks relating to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and increase spending of paying users on our products and services, our business and prospects may be materially and adversely affected;

•	We may fail to attract, retain and cultivate talented and popular content creators, which may materially and adversely affect our overall content ecosystem and our business and operations;

•	If we fail to source requisite intellectual property rights from third-party IP partners upon terms acceptable to us, our business may be materially and adversely affected;

•	We have incurred net losses in the past, and we may continue to incur losses in the future;

•

The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we may need to modify our business operations in response to changes in laws and regulations;

•

If we fail to obtain or maintain the required regulatory licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operation may be materially and adversely affected;

•

Our content monitoring system may not be effective in preventing misconduct on our platform, and we may be held liable for information or content displayed on, retrieved from or linked to our platform. If any content on our platform is deemed to violate PRC laws or regulations, or if improper or fraudulent activities are conducted on our platform, PRC authorities may impose legal sanctions on us and our reputation may be damaged;

•

Our license agreements are complex, and numerous restrictions and obligations affecting our business operations are contemplated under these agreements. Any breach of such agreements could adversely affect our business, results of operation and financial condition;

•

If content creators who create and upload content on our platform have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities;

•

If we are unable to obtain accurate and comprehensive information necessary to identity the copyright ownership of the audio content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove such content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs;

•

We operate in a fast evolving industry, and our monetization model continues to evolve. We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit; and

•

If we fail to develop effective advertising products and systems, retain existing or attract new advertisers, or maintain and improve our attractiveness to advertisers, our results of operations and financial condition may be materially and adversely affected.

Risks relating to our corporate structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	We rely on contractual arrangements with our VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks relating to doing business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system could adversely affect us; and

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

General risks relating to our ADSs and this offering

In addition to the risks described above, we are subject to general risks relating to our ADSs and this offering, including, but not limited to, the following:

•	An active trading market for our Class A ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly;

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors; and

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Implication of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.00 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards. See “Risk Factors—Risks Relating to our ADSs and this Offering—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

Corporate Information

Our principal executive offices are located at Building 1-2, Phase III, Guochuang Center, No. 799 Dangui Road, Pudong New District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-5017 9079. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Conventions Which Apply to this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“Active content creators” refers to content creators who have uploaded at least one piece of audio content during the applicable period;

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares;

•	“Album” refers to an episodic series of audio content in the form of digital audio files that a content creator uploads to our platform;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•

“MAUs” refers to the number of active users in a given month, calculated as the sum of our mobile MAUs and IoT and other platform MAUs without eliminating duplicates. As we do not require users to register on a real-name basis or provide personally identifiable information to get access to audio content on our platform, we are not able to quantify or eliminate duplicates. We calculate mobile MAUs based on the number of mobile devices that launched our mobile apps during a given month, and IoT and other platform MAUs based on the number of IoT and in-car devices or third-party applications that accessed our platform during a given month. For mobile MAUs calculation, if an individual launches our mobile apps using multiple mobile devices, such individual will be counted more than once;

•

“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share, and immediately prior to and upon the completion of this offering, are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•

“our platform” refers to our mobile apps, websites and a variety of related features, functionalities, tools and services that we provide to users and content creators through IoT and in-car devices and third-party applications;

•	“our WFOEs” refers to Xizhang (Shanghai) Internet Technology Co., Ltd. and Qizhi (Shanghai) Technology Co., Ltd., our subsidiaries established in the PRC.

•

“paying members” on our platform refers to users who make payments for membership subscriptions. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different types of membership subscriptions offered on our platform using the same registered account is counted as one paying member, and we treat each paying member who used our mobile apps at least once during a given period as an “active paying member” during the applicable period;

•

“paying users” on our platform refers to users who make payments for various products and services on our platform, including payments for membership subscriptions, purchases of on-demand listening content, payments for consumable virtual gifts and items, purchases of education services and other innovative products and services. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user, and we treat each paying user who used our mobile apps at least once during a given period as an “active paying user” during the applicable period;

•	“PGC” refers to professionally-generated content;

•	“PUGC” refers to professional user-generated content;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“UGC” refers to user-generated content;

•

“Ximalaya,” “we,” “us,” “our company” and “our” refer to Ximalaya Inc., a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our consolidated affiliated entities and its subsidiaries;

•	“V2X” refers to vehicle-to-everything; and

•	“VIEs” refers to variable interest entities.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the end of the applicable period, that is, RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020, or RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 23, 2021, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4945 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report in March 2021 commissioned by us and prepared by CIC, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in this report. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this report.

THE OFFERING

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary Shares Issued and Outstanding Immediately After This Offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares and Class B ordinary shares).

NYSE Trading Symbol	XIMA

The ADSs	Each ADS represents Class A ordinary shares. The ADSs may be evidenced by ADRs.

The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares	Immediately prior to the completion of this offering, our authorized share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes and will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Xima Holdings Limited, Touch Sound Limited, Mr. Jianjun Yu, Ms. Yuxin Chen or an entity controlled by either of them, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Xima Holdings Limited, Touch Sound Limited, Mr. Jianjun Yu, Ms. Yuxin Chen or an entity controlled by either of them.

For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs, at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering (or US$ million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$ per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this offering primarily (i) to advance our next-generation technology, AI and big data capabilities, (ii) to expand and enhance our content offerings and empower our content creators, (iii) for marketing and branding, including marketing and promotional activities to further expand our user base and strengthen our brand, and (iv) for potential strategic investments and acquisitions, working capital and general corporate purposes.

See “Use of Proceeds” for additional information.

Lock-up	We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. Further, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before investing in the ADSs.

Depositary	Citibank, N.A.

[Directed Share Program]	[At our request, the underwriters have reserved up to % of the ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their families. Any sales made through the directed share program will be made by . We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed Share Program” elsewhere in this prospectus.]

Listing	We will apply to list the ADSs on the NYSE. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Payment and Settlement	The underwriters expect to deliver the ADSs against payment on , 2021, through the facilities of the Depositary Trust Company, or DTC.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon              ordinary shares outstanding as of the date of this prospectus, assuming the re-designation or conversion of all issued and outstanding ordinary shares and preferred shares into              ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and                  Class A ordinary shares issued in connection with this offering

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing ordinary shares;

•	excludes ordinary shares issuable upon the exercise of options outstanding under our Amended Global Plan as of the date of this prospectus; and

•	excludes ordinary shares reserved for future issuances under our Amended Global Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and summary consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, summary consolidated balance sheet data as of March 31, 2021, and summary consolidated statements of cash flows data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows summary consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021, both in absolute amount and as percentages of total revenues.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues(1)	1,475,775	100	2,677,008	100	4,050,021	620,693	100	699,275	100	1,155,230	176,323	100
Cost of revenues(1)(2)	(828,550)	(56)	(1,511,337)	(56)	(2,064,702)	(316,429)	(51)	(437,810)	(63)	(589,617)	(89,994)	(51)

Gross profit	647,225	44	1,165,671	44	1,985,319	304,264	49	261,465	37	565,613	86,329	49

Operating expenses:
Research and development expenses(2)	(249,563)	(17)	(432,962)	(16)	(611,881)	(93,775)	(15)	(170,820)	(24)	(172,036)	(26,258)	(15)
Sales and marketing expenses(1)(2)	(939,901)	(64)	(1,196,001)	(45)	(1,684,279)	(258,127)	(42)	(291,775)	(42)	(565,223)	(86,270)	(49)
General and administrative expenses(2)	(187,708)	(13)	(327,430)	(12)	(384,942)	(58,995)	(10)	(93,275)	(13)	(144,607)	(22,071)	(13)
Other income, net	13,710	1	27,882	1	48,576	7,445	1	995	0	10,672	1,629	2

Total operating expenses	(1,363,462)	(93)	(1,928,511)	(72)	(2,632,526)	(403,452)	(66)	(554,875)	(79)	(871,194)	(132,970)	(75)

Loss from operations	(716,237)	(49)	(762,840)	(28)	(647,207)	(99,188)	(17)	(293,410)	(42)	(305,581)	(46,641)	(26)

Investment income	22,626	2	13,388	0	15,811	2,423	0	2,125	0	14,039	2,143	1
Interest income(1)	4,591	0	5,531	0	1,556	238	0	840	0	1,415	216	0
Interest expense(1)	(9,763)	(1)	(22,510)	(1)	(34,964)	(5,358)	(1)	(11,347)	(2)	(847)	(129)	(0)
Foreign exchange gains (losses)	1,926	0	(3,285)	(0)	(1,672)	(256)	(0)	731	0	826	126	0
Fair value change of equity securities investments	5,670	0	467	0	32,952	5,051	1	11,333	2	22,620	3,452	2
Others, net	1,102	0	439	0	4,270	654	1	384	0	589	90	0

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Loss before income tax expenses and equity in (losses) gains of affiliated companies	(690,085)	(48)	(768,810)	(29)	(629,254)	(96,436)	(16)	(289,344)	(41)	(266,939)	(40,743)	(23)

Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—
Equity in (losses) gains of affiliated companies	(83,567)	(5)	(4,472)	(0)	24,178	3,705	1	6,624	1	(309)	(47)	(0)

Net loss	(773,652)	(53)	(773,282)	(29)	(605,076)	(92,731)	(15)	(282,720)	(40)	(267,248)	(40,790)	(23)

Net loss attributable to non-controlling interests	1,630	0	13,562	1	10,541	1,615	0	4,271	1	11,476	1,752	1

Net loss attributable to Ximalaya Inc.	(772,022)	(53)	(759,720)	(28)	(594,535)	(91,116)	(15)	(278,449)	(40)	(255,772)	(39,038)	(22)

Net loss attributable to Ximalaya Inc.’s ordinary shareholders	(2,106,443)		(922,047)		(914,655)	(140,177)		(309,455)		(408,655)	(62,372)

Net loss per share attributable to Ximalaya Inc.’s ordinary shareholders
—Basic and diluted	(24.45)		(10.70)		(10.62)	(1.63)		(3.59)		(4.74)	(0.72)

Weighted average number of ordinary shares
—Basic and diluted	86,154,070		86,154,070		86,154,070	86,154,070		86,154,070		86,154,070	86,154,070

Notes:

(1)	Revenues, cost of revenues, sales and marketing expenses, interest income and interest expense from transactions with related parties are set forth below:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues	19,920	29,941	112,611	17,258	11,636	27,801	4,243
Cost of revenues	(19,945)	(53,116)	(70,643)	(10,827)	(13,797)	(30,334)	(4,630)
Sales and marketing expenses	(66,812)	(14,878)	(19,988)	(3,063)	(2,907)	(5,268)	(804)
Interest income	362	362	—	—	—	—	—
Interest expense	—	(9,364)	(8,696)	(1,333)	(4,613)	—	—

(2)	Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	4,284	657	4,284	—	—
Research and development expenses	—	—	44,586	6,833	44,586	—	—
Sales and marketing expenses	—	—	949	145	949	—	—
General and administrative expenses	—	—	8,444	1,294	8,444	18,377	2,805

The table below sets forth the unaudited pro forma net loss per share assuming a Qualified IPO had occurred on January 1, 2020 to reflect: (i) the automatic conversion of all of our outstanding preferred shares including Series Angel preferred shares into ordinary shares on one-for-one basis as of January 1, 2020, irrespective of when the preferred shares were issued; (ii) the impact of share-based compensation expenses for share-based awards to be recorded when IPO performance condition was satisfied on January 1, 2020 and the share-based compensation expenses continued to be recognized during the year ended December 31, 2020 and three months ended March 31, 2021, and (iii) weighted average number of shares related to restricted share units to be vested and considered issued and outstanding since January 1, 2020 when IPO performance condition was satisfied and the service condition continued to be satisfied during the year ended December 31, 2020 and three months ended March 31, 2021.

	For the Year Ended December 31, 2020		For the Three Months Ended March 31, 2021
	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
	(unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(914,655)	(140,177)	(408,655)	(62,372)
Pro forma adjustment of conversion of preferred shares	320,120	49,061	152,883	23,334
Pro forma adjustment of share-based compensation	(343,882)	(52,702)	(492,109)	(75,111)

Numerator for pro forma basic and diluted net loss per share	(938,417)	(143,818)	(747,881)	(114,149)

Denominator:
Weighted average number of ordinary shares outstanding	86,154,070	86,154,070	86,154,070	86,154,070
Pro forma effect of conversion of preferred shares	232,174,264	232,174,264	232,174,264	232,174,264
Pro forma effect of vesting of restrict share units	954,404	954,404	1,278,625	1,278,625

Denominator for pro forma basic and diluted net loss per share	319,282,738	319,282,738	319,606,959	319,606,959

Pro forma basic and diluted net loss per ordinary share:	(2.94)	(0.45)	(2.34)	(0.36)

The following table shows summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and as of March 31, 2021.

	As of December 31,				As of March 31,
	2018	2019	2020		2021
					Actual		Pro forma(1) (unaudited)
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	500,669	215,136	1,152,636	176,649	495,810	75,675	495,810	75,675
Short-term investments	329,107	577,073	917,447	140,605	1,644,863	251,055	1,644,863	251,055
Accounts receivable, net	231,805	296,327	384,663	58,952	346,528	52,891	346,528	52,891
Total current assets	1,197,856	1,306,305	2,597,661	398,109	2,660,456	406,066	2,660,456	406,066
Total non-current assets	733,356	1,143,442	1,327,968	203,521	1,413,811	215,790	1,413,811	215,790
Total assets	1,931,212	2,449,747	3,925,629	601,630	4,074,267	621,856	4,074,267	621,856
Total current liabilities	4,222,148	2,462,528	1,976,181	302,863	1,790,839	273,336	1,790,839	273,336
Total non-current liabilities	18,092	75,395	86,749	13,295	82,314	12,564	82,314	12,564
Total liabilities	4,240,240	2,537,923	2,062,930	316,158	1,873,153	285,900	1,873,153	285,900
Total mezzanine equity	2,547,142	5,904,471	8,965,162	1,373,971	9,847,075	1,502,957	11,595	1,770
Ordinary shares (US$0.0001 par value; 275,476,694, 274,748,965 and 254,007,958 shares authorized, 86,154,070 shares issued and outstanding as of December 31, 2018, 2019 and 2020 and March 31, 2021, respectively; and 318,328,334 shares issued and outstanding on a pro-forma basis as of March 31, 2021)	56	56	56	9	56	9	209	32
Series Angel preferred shares (US$0.0001 par value; 24,577,820 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020 and March 31, 2021; and nil outstanding on a pro-forma basis as of March 31, 2021)	16	16	16	2	16	2	—	—
Additional paid-in capital	—	—	—	—	—	—	10,671,334	1,628,764
Accumulated other comprehensive income	7,592	40,273	53,291	8,167	41,445	6,326	41,445	6,326
Accumulated deficit	(4,868,104)	(6,053,190)	(7,170,513)	(1,098,928)	(7,691,737)	(1,173,988)	(8,527,728)	(1,301,586)
Non-controlling interests	4,270	20,198	14,687	2,251	4,259	650	4,259	650
Total shareholders’ (deficit) equity	(4,856,170)	(5,992,647)	(7,102,463)	(1,088,499)	(7,645,961)	(1,167,001)	2,189,519	334,186
Total liabilities, mezzanine equity and shareholders’ deficit	1,931,212	2,449,747	3,925,629	601,630	4,074,267	621,856	4,074,267	621,856

Note:

(1)

The summary consolidated balance sheet data as of March 31, 2021 is presented on an unaudited pro forma basis to reflect: (i) the automatic conversion of all of our outstanding preferred shares including Series Angel preferred shares into ordinary shares upon the completion of the IPO on one-for-one basis; and (ii) the impact of share-based compensation expenses of for share-based awards to be recorded upon the completion of the IPO, assuming the IPO was completed on March 31, 2021.

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(92,495)	(389,425)	45,596	6,987	(65,592)	(252,405)	(38,524)
Net cash (used in) provided by investing activities	(508,489)	(758,954)	(643,473)	(98,616)	145,365	(911,311)	(139,093)
Net cash provided by financing activities	663,460	860,489	1,543,207	236,507	69,952	517,350	78,962
Net increase (decrease) in cash, cash equivalents and restricted cash	62,476	(287,890)	945,330	144,878	149,725	(646,366)	(98,655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,286	2,357	(7,830)	(1,200)	1,719	(10,460)	(1,597)
Cash, cash equivalents and restricted cash at the end of year/period	500,669	215,136	1,152,636	176,649	366,580	495,810	75,675

Non-GAAP Measure

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for shared-based compensation expenses, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation of adjusted net loss to net loss for the periods indicated:

	For the Year Ended December 31				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(773,652)	(773,282)	(605,076)	(92,731)	(282,720)	(267,248)	(40,790)
Share-based compensation expenses	—	—	58,263	8,929	58,263	18,377	2,805
Adjusted net loss	(773,652)	(773,282)	(546,813)	(83,802)	(224,457)	(248,871)	(37,985)

Summary Operating Data

The following table presents certain of our operating data for the periods indicated. Our management uses these operating data to monitor the vitality and attractiveness of our platform as well as users’ level of activity, which reflect our ability to attract and retain users, maintain and enhance user engagement, and convert users into paying users. Therefore, our management constantly evaluates these operating data and implements measures to optimize our business plans and operations, accordingly. We believe these operating data provide useful indicators to investors of the developmental trajectory of our business, the size of our user base and their engagement level and willingness to pay. The operating metrics disclosed in this prospectus are subject to inherit limitations and risks of inaccuracy. See “Risk Factors—Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.”

	For the Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
MAUs(1) (in millions)
Average MAUs	73.0	82.4	85.3	107.8	110.1	143.4	146.6	160.1	201.7	215.0	215.6	228.9	250.3
Average mobile MAUs	43.7	49.6	54.4	71.5	76.2	78.1	80.0	94.9	103.0	101.1	101.2	103.6	104.3
Average IoT and other platform MAUs(2)	29.3	32.8	30.9	36.3	33.9	65.3	66.6	65.2	98.7	113.9	114.4	125.3	146.0
Paying users (in millions)
Average monthly active mobile paying users(3)	0.8	1.2	1.5	2.3	3.2	4.6	5.3	7.1	8.2	9.1	10.4	12.6	13.9
Average monthly active mobile paying members(4)	0.2	0.5	0.7	1.5	2.4	3.8	4.6	6.3	7.5	8.5	9.8	12.0	13.3
Paying ratios(5) (%)
Average monthly active mobile paying users(3)	1.8%	2.5%	2.7%	3.3%	4.3%	5.9%	6.7%	7.5%	7.9%	9.0%	10.2%	12.2%	13.3%
Average monthly active mobile paying members(4)	0.4%	1.1%	1.3%	2.0%	3.1%	4.9%	5.7%	6.7%	7.3%	8.4%	9.7%	11.6%	12.8%

Notes:

(1)

“MAUs” refers to the number of active users in a given month, calculated as the sum of our mobile MAUs and IoT and other platform MAUs without eliminating duplicates. As we do not require users to register on a real-name basis or provide personally identifiable information to get access to audio content on our platform, we are not able to quantify or eliminate duplicates. We calculate mobile MAUs based on the number of mobile devices that launched our mobile apps during a given month, and IoT and other platform MAUs based on the number of IoT and in-car devices or third-party applications that accessed our platform during a given month. For mobile MAUs calculation, if an individual launches our mobile apps using multiple mobile devices, such individual will be counted more than once.

(2)	The following table sets forth a breakdown of our average IoT and other platform MAUs by IoT and in-car devices and third-party applications:

	For the Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
IoT and in-car devices MAUs	1.9	2.2	2.3	3.1	4.6	12.4	18.8	22.1	30.2	31.3	38.2	43.8	48.3
Third-party applications MAUs	27.4	30.6	28.6	33.2	29.3	52.9	47.8	43.1	68.5	82.6	76.2	81.5	97.7

(3)

“paying users” on our platform refers to users who make payments for various products and services on our platform, including payments for membership subscriptions, purchases of on-demand listening content, payments for consumable virtual gifts and items, purchases of education services and other innovative products and services. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user, and we treat each paying user who used our mobile apps at least once during a given period as an “active paying user” during the applicable period.

(4)

“paying members” on our platform refers to users who make payments for membership subscriptions. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different types of membership subscriptions offered on our platform using the same registered account is counted as one paying member, and we treat each paying member who used our mobile apps at least once during a given period as an “active paying member” during the applicable period.

(5)

Paying ratio in this prospectus refers to the number of our average monthly active mobile paying users or average monthly active mobile paying members as a percentage of our average mobile MAUs only as we are still exploring the monetization methods and potentials for our IoT and other platform MAUs and have not offered paid products and services to generate meaningful revenue from those IoT and other platform MAUs.

RISK FACTORS

Risks Relating to our Business and Industry

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and increase spending of paying users on our products and services, our business and prospects may be materially and adversely affected.

Our ability to attract and retain our users, drive user engagement and deliver a superior online audio user experience depends largely on our ability to continue to offer, recommend and distribute attractive content, including audiobooks, audio entertainment, podcasts, premium knowledge sharing, audio live streaming and others. Online audio content that was once well-received by our users may become less attractive if user preferences evolve. The success of our business relies on our ability to anticipate changes in user preferences and industry dynamics, respond to such changes in a timely, appropriate and cost-effective manner, and to recommend and distribute content to targeted users precisely and effectively. If we fail to cater to the tastes and preferences of our users or fail to deliver superior user experiences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operation may be materially and adversely affected.

As we generate revenues primarily from users paying for our products and services, failure to address the abovementioned risks and challenges could in turn materially and adversely affect our ability to convert our non-paying users into paying users or increase their spending on our services and products. Although we have been able to develop a large and rapidly growing paying user base, to continue to do so, we must implement our monetization strategy effectively and further explore monetization potential. Our ability to do so is affected by a number of factors, such as our ability to cultivate users’ willingness to pay for online audio content and our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models.

We strive to generate creative ideas for content acquisition and to source high-quality content, including both popular, mainstream content and long-tail content. Sourcing attractive content may be challenging, expensive and time consuming. We have invested and intend to continue to invest substantial resources in content acquisition and production. However, we may not be able to successfully source or produce attractive content or to recover our investments in content. Any deterioration in our content quality, failure to anticipate user preferences, inability to acquire attractive content, or any negative feedback of users to our existing content offerings may materially and adversely affect our user retention and acquisition. Also, as a result, we cannot assure you that our users will consider to pay for our products and services or increase their spending with us. If we fail to address those risks and challenges, our user may not be willing to pay for our products and services and existing paying users may cease to pay for our services and products and discontinue using them, which could materially and adversely affect our business, results of operation and prospects.

We may fail to attract, retain and cultivate talented and popular content creators, which may materially and adversely affect our overall content ecosystem and our business and operations.

The size and engagement level of our user base as well as the quality of the audio content offered on our platform are critical to our success and are closely linked to our content creators. Our content creators include celebrities and performing artists, professional audiobook narrators and radio drama performers, established experts and professionals from a variety of industries, and people from all walks of life who come to our platform to share their interests and life stories.

Retaining and incentivizing content creators to continue producing attractive content is the cornerstone of our ecosystem, and we strive to build long-term, trusted relationships with content creators. Although we have entered into multi-year cooperation agreements that contain exclusivity clauses with some of the top content creators on our platform, if any of these content creators decides to terminate the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition. We must continue to attract, retain and cultivate talented, popular and productive content creators in order to maintain and increase our content offerings and ensure the sustainable growth of our community. We must identify and acquire potential talented content creators and provide them with sufficient resources. We cooperate with talent agencies to recruit, manage, train and support our content creators, especially live streaming hosts. However, we cannot assure you that we can continue to maintain the same level of attractiveness to our content creators and talent agencies. The cost to discover, train and develop popular content creators may increase as the competition intensifies. If our content creators become too costly, we will not be able to procure and offer high-quality content at commercially acceptable costs. If our competitors’ platforms offer more attractive compensation package with an intent to attract our popular content creators, costs to retain such content creators may increase. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging and incentivizing our content creators to produce content that meets the evolving interests of a diverse user base, which would increase the costs of content on our platform.

Content creators on our platform, including those who have entered into exclusivity agreements with us, may leave us for other platforms which may offer better services and terms than we do. Furthermore, we may lose content creators if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such content creators. In addition, if talented and popular content creators cease to contribute content to our platform, or their audio content fail to attract users, we may experience a decline in user traffic and user engagement, which may have a material and adverse impact on our results of operations and financial conditions.

If we fail to source requisite intellectual property rights from third-party IP partners upon terms acceptable to us, our business may be materially and adversely affected.

Our ability to provide our users with high-quality, popular content depends in part on our ability to procure requisite intellectual property rights relating to certain copyrighted works from third-party IP partners. For example, we produce PGC in collaboration with selected third-party IP partners. We typically enter into license and sub-license agreements with third-party IP partners. The license periods and the terms and conditions of such licenses vary. If the third-party IP partners are no longer willing or able to license intellectual property rights to us upon terms acceptable to us, or if it turns out that the third-party IP partners that we collaborate with do not have the requisite intellectual property rights at all or there are defects in their intellectual property rights, our ability to offer content to our users will be adversely affected. In the case where we obtained the right to distribute content through sub-license agreements, if the licensors lose their right to sub-license such intellectual property rights to us, we may incur additional cost and resources to procure requisite license to the underlying copyrighted works, which in turn would also adversely affect our ability to offer content to our users. For intellectual property rights sub-licensed to us, we may be forced to remove related content as a result of our licensor’s disputes with the original intellectual property rights owners, which may result in loss of user traffic and revenues. If we fail to remove such content in a timely manner, we may become the subject of adverse legal actions from the original content provider. As competition intensifies, we may see the cost of intellectual property rights licensing increase. As we seek to differentiate our service, we are increasingly focused on securing rights other than merely distribution and online streaming rights. We also acquire other forms of copyright such as rights to adapt the original content into other formats. We focus on offering an overall mix of content that appeals to our users in a cost efficient manner. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

Additionally, we have minimum control over our third-party IP partners in collaboration with us. Even though our strategy is to enter into long-term license agreements with them, we cannot guarantee that these parties will always choose to license the underlying intellectual property rights to us. Certain intellectual property rights in connection with our most popular audio content are owned by a number of major third-party IP partners.

Our business may be adversely affected if our access to such intellectual property rights is limited or delayed because of deterioration in our relationships with one or more of these third-party IP partners or if they choose not to license to us for any other reason. Third-party IP partners also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations. To the extent that we are unable to license a large amount of content or the content of certain popular content creators, our business, results of operation and financial condition could be materially and adversely affected.

We have incurred net losses in the past, and we may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB773.7 million, RMB773.3 million and RMB605.1 million (US$92.7 million) in 2018, 2019 and 2020, respectively. We also incurred net losses of RMB267.2 million (US$40.8 million) for the three months ended March 31, 2021. Our ability to achieve profitability is affected by various factors. For example, our revenues depend on our ability to expand user base and enhance user engagement, our ability to enrich our content library and cultivate and retain content creators, and our ability to maximize monetization potential. In addition, the production and procurement of content also have historically accounted for a considerable portion of our cost of revenues. Moreover, our profitability is also subject to our ability to improve operating efficiency and economies of scale. We may continue to incur net losses in the future due to our continued investments in content, technology, sales and marketing initiatives and other aspects of our business. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics. Accordingly, we cannot assure you that our company will turn profitable in the short term.

The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we may need to modify our business operations in response to changes in laws and regulations.

The PRC government has closely regulated the online audio platforms in the past and may continue to tighten the regulation and control on those platforms. In accordance with the Notice on Further Regulating the Order of Online Audio-Visual Program Dissemination, which was issued by State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, and became effective on March 16, 2018, online program service providers are forbidden to illegally seize, edit and adapt audio-visual programs, and online program service providers shall enhance management of certain audio-visual programs and naming and sponsorship of programs on their platforms. The provincial press, publication, radio and television administrative authorities shall supervise the local audio-visual program websites to further improve the program content monitoring system and ensure the online program service providers to fully implement the relevant requirements.

In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, or the NRTA, and the Cyberspace Administration of China, or the CAC, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a live streaming host. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.

In June 2019, the CAC, launched a campaign against illegal activities and inappropriate content on online audio platforms and undertook restrictive measures against certain online audio platforms, including our Ximalaya app. Due to such campaign, our flagship mobile app, along with a number of other online audio platforms, was temporarily removed from Apple’s and Android’s App Stores for a period of 30 days from June to July 2019. During this period, we were allowed to maintain normal operations of our Ximalaya app that have been already installed by our existing users on their mobile devices and were required to adopt enhanced measures to improve our content monitoring system. Subsequent to such campaign, we took and implemented a variety of measures to enforce a more comprehensive training mechanism for our content monitoring team, enhancing our content monitoring technologies and applying more stringent compliance training and management programs to our content creators. See “—Our content monitoring system may not be effective in preventing misconduct on our platform, and we may be held liable for information or content displayed on, retrieved from or linked to our platform. If any content on our platform is deemed to violate PRC laws or regulations, or if improper or fraudulent activities are conducted on our platform, PRC authorities may impose legal sanctions on us and our reputation may be damaged.” Upon the expiration of the 30-day suspension, the suspension on downloading services of our Ximalaya app was lifted. Due to such temporary suspension, the growth of our user base and user spending, as well as our revenues and results of operation were adversely affected to certain extent. If the PRC government launches similar campaign against the industry we operate in, or if the PRC government undertakes further actions against our platform, our business, financial condition, and results of operation may be further adversely affected.

We also do not have full control over the behaviors of our content creators and users and the content generated by them, and therefore cannot assure you that our platform would not be misused by others to engage in illegal or inappropriate activities. Due to the uncertainty of the evolving regulatory regime in the PRC, we may be subject to tightened implementation of applicable regulations in the future and additional restrictive measures may be imposed upon our platform. Such evolving changes in regulatory regime may adversely affect our results of operations. Accordingly, we may be required to change our business strategies, substantially change the functions of our products, impose restrictions on user behaviors and content creation, or adjust our monetization methods. Also, we cannot assure you that our new products or features will meet the requirements of governmental authorities in China in a timely manner, or at all.

If we fail to obtain or maintain the required regulatory licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operation may be materially and adversely affected.

The internet industry in China is highly regulated, which requires certain regulatory licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained several regulatory licenses and permits relevant to our business, including Value-added Telecommunications Business Permit, Publication Business Permit, Broadcasting and Television Program Production and Operation License and Internet Culture Operation License through our VIEs or their subsidiaries.

Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the regulatory licenses we held may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we further develop and expand our business scope, we may need to obtain additional qualifications, permits, filings, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

According to the Administrative Provisions on Internet Audio-visual Programs Services which was jointly promulgated by the State Administration for Radio, Film and Television, or SARFT, which is the predecessor of the SAPPRFT, and Ministry of Information Industry of the PRC, which is the predecessor of the MIIT, came into effect on January 31, 2008, and amended on August 28, 2015, or the Audio-Visual Program Provisions, a License

for Online Transmission of Audio-visual Programs, or Audio-visual License, is required to engage in the business of online transmitting audio-visual programs.

While Shanghai Ximalaya Technology Co., Ltd., or Shanghai Ximalaya, one of our variable interest entities, has been registered in the National Internet Audio-visual Programs Registration and Management System, subject to the same regulation and supervision as an Audio-visual License holder, Shanghai Ximalaya currently does not hold an Audio-visual License. Shenzhen Tianbo, another variable interest entity of ours, holds an Audio-visual License, which could cover our current business to certain, but not all, extent, and is currently in the process of renewing such license. Given the above, even though we are already subject to the regulation and supervision as an Audio-visual License holder, there can be no guarantee that the regulatory authorities will not require us to further obtain an Audio-visual License for Shanghai Ximalaya or expand the scope of the Audio-visual License held by Shenzhen Tianbo. However, we cannot assure you that we are able to obtain the license or expand the scope of such license as requested by the regulatory authorities in a timely manner or at all. If we fail to obtain or expand the scope of the Audio-visual License or operating internet audio-visual program services without the Audio-visual License, relevant PRC government authorities may issue warnings, order us to rectify our audio-visual program related operations and impose fines of up to RMB30,000 on us. In the case of serious violations as determined by relevant authorities at their discretion, they may ban our audio-visual related operations, seize our equipment and/or impose a fine based on our investment amount in connection with such operation. As a result, our business, financial conditions and results of operations may be materially and adversely affected.

According to the Measures for Online Publication Service Administration, which was jointly promulgated by the SAPPRFT and the MIIT, came into effect on March 10, 2016, an Online Publishing Service License is required for the provision of online publishing services. Currently, we allow content creators to upload their audio content on our platform, which may be considered as the “internet publications.” As of the date of this prospectus, we have not obtained an Online Publishing Service License. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as shutting down our platform, deletion of all relevant online publications, confiscation of income and major equipment and special tools relating to audio content operation, fines or other penalties. As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

Considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing online education businesses in China. For example, in August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, online non-diploma-awarding education service provider must file with the department of education at the provincial level. As of the date of this prospectus, the MOJ Draft is still pending for final approval and has not come into effect. It remains uncertain when and how the MOJ Draft would come into effect, and whether and how local governments would promulgate rules related to the filing or licensing requirement applicable to online education services. Furthermore, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities shall jointly review these filings and the qualifications of the institutions making these filings. It remains uncertain whether our education services and related business are subject to such regulatory requirements and we have not completed those filings with the MOE or competent local counterparts for K12 online education services on our platform as of the date of this prospectus. If the applicable regulatory authorities believe that our education services and related business are subject to such regulatory requirements, we may be required to complete those filings and there can be no assurance that we are able to complete such filings in a timely manner or at all. We may be found in violation of any future laws and regulations or the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. Failure to comply with these regulatory requirements or promptly complete filings may subject us to fines, regulatory orders to suspend our relevant operations or other regulatory and disciplinary sanctions. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

In addition, to expand our business scope and explore innovative business models, we have adopted and will continue to adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, we cannot guarantee that such strategies and measures will not be challenged under PRC laws and regulations and if so, relevant PRC government authorities may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at their discretion, they may ban the violating operations, seize our equipment in connection with such operations, impose a fine or revoke the license, which may materially and adversely affect our business.

As of the date of this prospectus, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any regulatory licenses for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our content monitoring system may not be effective in preventing misconduct on our platform, and we may be held liable for information or content displayed on, retrieved from or linked to our platform. If any content on our platform is deemed to violate PRC laws or regulations, or if improper or fraudulent activities are conducted on our platform, PRC authorities may impose legal sanctions on us and our reputation may be damaged.

Our platform provides a one-stop online destination that allows people to talk and listen to each other whenever, wherever. We bring together a community of people who are connected with one another over billions of minutes of audio content. Because we may not have timely or sufficient control over the activities conducted by our users, content creators and the content generated by them, our platform may be misused by others to engage in illegal or inappropriate activities, or other activities that require permits, license or approval from the governmental authorities. If any illegal, inappropriate or unauthorized content is found on or linked to our platform, we as the service provider may be held liable for infringement of the rights of our content creators, users or other parties or violation of relevant PRC laws and regulations. The government may impose other legal sanctions against us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

We have deployed and are continuing to implement a variety of technologies and measures to monitor content for any illegal, fraudulent or inappropriate content or activities on our platform, primarily consisting of automatic content filtering tools supplemented by manual review, content creator real-name registration, user undertakings, regular review of content empowered by proprietary and third-party software with risk rating and ASR technologies. See “Business—Content Management and Regulation.” If our technologies and measures fail to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platform and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platform and the actions of the content creators and users, our platform was previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove inappropriate content stored on our platform. See “—The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we may need to modify our business operations in response to changes in laws and regulations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platform.

We may also face tortious liabilities to third party for infringement of their rights. See “—If content creators who create and upload content on our platform have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.” and “—If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the audio content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove such content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.”

Our license agreements are complex, and numerous restrictions and obligations affecting our business operations are contemplated under these agreements. Any breach of such agreements could adversely affect our business, results of operation and financial condition.

We enter into intellectual property license agreement with third-party IP partners and our strategy is generally to secure exclusive rights to high-quality and popular content. We have strong and long-term partnership with a wide range of online literature platforms and publishers.

Those license agreements may subject us to numerous restrictions and obligations. We typically pay these third-party IP partners based on revenue-sharing schemes. In some cases, we also pay a minimum guarantee in addition to the shared revenue. Under such fee arrangements, the amounts of fixed licensing fees and revenue-sharing incentives primarily depend on factors such as the type of content, the popularity of the content in its original form, and our relationships with the licensors. Some of our license agreements impose numerous obligations on us, including obligations to, among other things:

•	make minimum guarantee payment to the rights owner based on pre-determined timeline or upon satisfaction of certain conditions in connection with the online audio content;

•

calculate and make revenue-sharing payments based on the revenue-sharing schemes, which requires tracking sales volume, gross profit that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide those rights owners access to the latest status and relevant data in connection with the sales volume, gross profit, listening times and hours;

•	preserve reputation, goodwill, brand image of the third-party IP partners;

•	seek additional consent or license for other intellectual property rights if the existing license is limited to specific rights or content;

•	comply with certain marketing and advertising restrictions; and

•	comply with certain security and technical specifications.

If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to damages and penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, results of operation, and financial condition.

If content creators who create and upload content on our platform have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

We allow content creators to upload their content or live stream on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. Historically, we have allowed content creators to upload audio content anonymously, and our platform has, over the years, accumulated content for which content creators may not have obtained proper and complete copyright licenses. Given the large volume of such content available on our platform, it is challenging for us to accurately identify and verify the individual users or content creators that uploaded such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should be obtained.

Under PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, may be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after being duly notified by the legal right holders.

As an online service provider, we have adopted measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring content creators and users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading content; and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption under the PRC laws, which is a defense available for internet service provider to be exempted from liability if there is no evidence indicating that an internet service provider clearly knows or should know the facts of infringement, or the internet service provider has taken necessary measures to disconnect or remove relevant content after receiving notification from the intellectual property right holder without delay, for user-generated content. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant governmental authorities. Furthermore, there can be no guarantee that we are able to raise the safe harbor exemption defense successfully as the court practice is currently unclear whether or to what extent a platform would be liable for the unauthorized content on its platform. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the audio content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove such content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

Comprehensive and accurate copyright owner information for certain portion of our online audio content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain. For example, it may be difficult for us to identify the underlying copyrighted work in the audio content available on our platform, especially with regards to user-generated content. If we are unable to identify comprehensive and accurate copyright owner information for the audio content offered on our platform, such as identifying which party owns, administers, licenses or sublicenses the copyrighted works, or if we are unable to determine which copyrighted works correspond to specific audio content, it may be difficult for us (i) to identify the appropriate copyright owners from whom to obtain a license, or (ii) ascertain whether the scope of a license we have obtained covers specific audio recording. This also may make it difficult to comply with the obligations of any agreements with those rights holders.

If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyright of others, potentially resulting in claims for monetary damages, government fines and penalties, or a reduction of content available to users on our platform, which would adversely affect our ability to retain and expand our user base, attract paying users for our online audio services and generate revenue from our content library. Even though we are able to identify related third-party IP partners for certain content, such third-party IP partners may not have the requisite rights to the underlying copyrighted works or may not be authorized to sub-license such content to us. We cannot assure you that we are able to obtain knowledge that whether our third-party IP partners all have necessary intellectual property rights or licensing power to collaborate with us. Any such inability may also involve us in expensive and protracted copyright disputes.

We operate in a fast evolving industry, and our monetization model continues to evolve. We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate in a fast evolving industry and our monetization model continues to evolve. We have built a multi-faceted monetization model that is seamlessly integrated with our products and services. We generate revenue primarily from subscriptions, including membership subscription and paid on-demand listening services, advertising, live streaming, education services and other innovative services and products. We cannot assure you that we can successfully implement the existing monetization model to generate sustainable revenues, especially with respect to our recent attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, content creators, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

If we fail to develop effective advertising products and systems, retain existing or attract new advertisers, or maintain and improve our attractiveness to advertisers, our results of operations and financial condition may be materially and adversely affected.

Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ willingness to deploy online advertising on our platform as part of their advertising spending. In addition, advertisers may choose more established Chinese internet portals or search engines over on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected.

Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. For example, in order to provide our users with an uninterrupted online audio experience, we limit the amount of advertising for paying users during streaming. While this may adversely affect our operating results in the short-term, we believe it enables us to provide a superior user experience which will enable us to expand current user base and strengthen our monetization potential in the long-term. To address that, we are also working with advertisers and content creators to enable soft product placement that incorporates the advertised product into the audio content in order to facilitate a more natural and targeted advertisement experience. However, such efforts may not result in the benefits that we expect, in which case the success of our business, financial condition and results of operation could be materially and adversely.

We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. For the year ended December 31, 2018, 2019 and 2020, we had direct advertisers and advertising agencies of 408, 882 and 752, respectively. The decrease in the number of direct advertisers and advertising agencies in 2020, as compared to 2019, was primarily due to the impact caused by COVID-19 pandemic. However, such decrease was offset by the increase in revenue generated from programmatic advertisements, through which the automated purchase and sale of advertising inventories are facilitated by demand-side platforms without advertisers or advertising agencies purchasing directly from us, in turn leading to an increase in our advertising revenue. If we fail to demonstrate the effectiveness of deploying advertising spending on our platform or to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operation may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, as demand-side platforms primarily track and automatically devote more resources to platforms with larger user base and increasing user engagement, our attractiveness and competitiveness in such market also depends on our user base, scale of platform and level of user engagement, primarily demonstrated by the number of our average MAUs and total listening time on our platform. As a result, if we fail to maintain or improve our attractiveness and competitiveness by enhancing our operating performance, our business prospects, financial condition and results of operations may be materially and adversely affected.

Advertisements on our platform may subject us to penalties and other administration actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and in consistent with supporting documents and in compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We cannot guarantee that our innovations in products or services or new business initiatives, such as IoT products and services, will be successfully implemented or generate sustainable revenue or profit.

From time to time, we may implement new innovations in products or services or new business initiatives within our existing business. For example, we built and continue to upgrade our platform to allow users to access our rich audio content anytime and anywhere through IoT devices made by ourselves or third-party partners, including smart speakers, smart watches and cars. However, there can be no assurance that our innovations in products or services or new business initiatives could be successfully implemented or generate sustainable revenue or profit, as we anticipate. With respect to such new business initiatives, we face significant challenges, uncertainties and risks, including, among others, with respect to our ability to:

•	establish and expand user base for those new business initiatives;

•	manage the resources and attention of management between our current core business and new business initiatives;

•	navigate an evolving and complex regulatory environment, such as licensing and compliance requirements;

•	establish and maintain business collaboration with new business partners in other fields; and

•	improve and maintain our operational efficiency for those new business initiatives.

If our innovations in products or services or new business initiatives are not well received by our users, it may disrupt the general user experience we provide to our users, leading to unexpected dissatisfactory experience of our users against us in general. If that occurs, we may not be able to further implement our innovations or new business initiatives. Additionally, we also face challenges relating to the monetization of our innovations in products and services and new business initiatives. For example, our IoT and other innovative services have made some progress among our users, expanding touchpoints to our content from mobile devices to in-car and household smart devices. However, there can be no assurance that we could successfully and effectively develop or implement our monetization strategy in this regard or fully explore and utilize their monetization potentials as anticipated.

If we fail to address the above, we may not be able to achieve the expected goal or implement our strategies and our investment in such new business initiatives may be futile. As a result, our business prospectus, results of operation and financial condition may be materially and adversely affected.

Failure to protect our intellectual property could substantially harm our business, results of operation and financial condition.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We have completed registration of trademarks for logos that are material to our business and daily operation in various trademark categories in terms of their use, especially in Category 9 (includes instruments for audio-visual and information technology equipment) and Category 38 (includes the service for radio broadcasting or television programs). However, our applications for trademark registration for the logo “ ” under Category 35 (includes services rendered by advertising establishments) and for the logo “ ” under Category 42 (includes services design and development of computer hardware and software) were rejected. In addition, our applications for trademark registration for “ ” in various categories were also rejected primarily due to, among others, lack of distinctiveness, except for Category 38 under which we have successfully registered trademark for “ ”. Furthermore, any application for trademark registration based on a combination or variation of the logos that were previously rejected is likely to be rejected again. Currently, we have submitted petition for rehearing the rejected trademark registration and we may continue to apply for registration of trademarks for other logos from time to time for our current or future business operation. However, there can be no assurance that any of such applications will be completed successfully.

If we fail to register any of such logos under the trademark category relevant to our business operations successfully, third parties would be able to use such logos and we may be subject to claims by such third parties for infringement by using those logos. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, our members may abuse their membership privilege and illegally distribute paid content exclusively available to paid members, which could have a material and adverse effect on our financial condition, results of operations and prospects. Further, we may have difficulty addressing the threats to our business associated with piracy of our copyrighted content, particularly our original content. Our content and online audio services may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

We have been, and may continue to be, subject to claims for infringement, misappropriation or other violation of third-party intellectual property rights. Assertions or allegations that we have infringed or violated intellectual property rights could harm our business and reputation.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Companies in the internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, or services, and such third parties may attempt to enforce such rights against us. In addition, we may not have obtained licenses for all content we offer and the scope, type and term of the licenses we obtained for certain content may not be broad enough to cover all manners we currently employ or may employ in the future. In addition, if any purported licensor does not actually have sufficient authorization relating to the content or right to license content to us, or if such purported licensor had lost its authorization to sub-license content that we are distributing on our platform, and do not timely inform us of such loss of authorization, we may be subject to claims of intellectual property infringement from third parties.

Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights or other intellectual property rights. We have been, and may in the future be, subject to such claims filed in China and other jurisdictions. We have been involved in, and may continue to be involved in from time to time, litigation based on allegations of infringement of third-party copyright due to the content available on our platform. Even though some of the litigations may be without merit, there can be no assurance that those litigations will be rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. We also cannot assure you that we will prevail in those litigations. In 2018, 2019 and 2020, we incurred damages of RMB2.4 million, RMB6.3 million and RMB40.3 million, out of which RMB1.5 million, RMB6.1 million and RMB37.0 million was accrued as of December 31, 2018, 2019 and 2020, respectively, primarily related to allegation of copyright infringement. In the three months ended March 31, 2021, we incurred damages of RMB88,000. As of March 31, 2021, we recorded accrued settlement expense of RMB0.4 million, primarily related to allegation of copyright infringement.

Additionally, we may be subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions outside of China, such as the United States, as a result of the ability of users to access our audio content in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. There can be no assurance that we will not be subject to similar claims or incur settlement fees and/or damages in the future. In addition, as we will become a publicly listed company after this offering, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We cooperate with various talent agencies to manage and recruit our content creators and any adverse change in our relationships could materially and adversely impact our business.

We cooperate with talent agencies to manage, organize and recruit content creators, such as live streaming hosts, on our platform. As we are a platform that welcomes all content creators to register on our platform, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing content creators in a more organized and structured manner, and turning amateur content creators to full-time ones.

We share a portion of the revenues generated from the audio content attributed to the content creators, such as the virtual gifts attributed to the hosts’ live streams, with the content creators and the talent agencies who manage them. If we cannot balance the interests between us, content creators and the talent agencies and offer a revenue-sharing mechanism that is attractive to content creators and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to content creators who collaborate with such other platforms, or encourage their content creators to use or even enter into exclusive agreements with such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

We collect, process, and store significant amounts of data concerning our users, business partners and employees, including personal and transaction data involving our users. While we have taken reasonable steps to protect such data, there is no guarantee that such steps will be successful. Techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate, deter, or prevent such techniques or otherwise implement adequate preventative measures to avoid unauthorized access to such data or our systems.

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our data and our users’ data, prevent data loss, disable undesirable accounts and activities on our platform, and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyberattacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

In addition, we are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. The PRC Constitution, the PRC Criminal Law, the PRC Civil Code protect individual privacy in general. The Cybersecurity Law of the PRC, which came into effect in June 2017, requires certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users, but there are still great uncertainties as to the interpretation and application of the Cybersecurity Law. The CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated an announcement on January 23, 2019 to carry out special campaigns against illegal collection and usage of personal information by mobile internet application programs operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, effective on October 1, 2019, which requires, among others, that internet operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We may be subject to laws and regulations relating to the security and privacy of data, including the collection, use and storage of personal information, of jurisdictions other than the PRC. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

In addition, although we currently do not operate in Europe, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. We have certain level of presence in the United States. The state of California enacted the California Consumer Privacy Act, which became effect on January 1, 2020 and imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expanded into the United States.

Any failure, or perceived failure, by us, or by our third-party business partners, to maintain the security of our user data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our business partners, potentially causing us to lose users, advertisers, content creators, other business partners, which could have a material and adverse effect on our business, financial condition and results of operation.

Our business depends on our strong brand. Our business, financial condition, results of operation and prospects may be adversely affected as a result of our failure to protect or promote our brand and reputation, or negative media coverage of our company, our industry or our shareholders.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Ximalaya” brand is critical to expand our user base, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract content creators, third-party IP partners, advertisers and other business partners to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances, a decline in the quality or breadth of our online audio content offerings, any failure to protect our intellectual property rights, or alleged violations by us of law and regulations or public policy. Additionally, if our content creators fail to maintain high standards, our brands could be adversely affected.

Our business and reputation may be harmed by the misconduct or errors of our employees, content creators or business partners, or their failure to perform their duties.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees, content creators or other business partners or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized manner, such as kickbacks, self-dealing, misappropriation of corporate funds and resources, disclosing users’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of unfair competition law, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment, such as sexual harassment. We have experienced such incidents in the past and may continue to experience or be subject to incidents of similar nature in the future. We terminated employment with the involved employees for serious misconducts and recovered our losses from those employees in certain cases. While we have further strengthened our code of conduct and related internal policies, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

We do not have full control over how users use our platform, whether through live streaming, commenting or other forms of sharing or communication. We face the risk that our platform may be misused or abused by content creators or users. We have a robust content monitoring system in place to review and monitor the audio content, live streams and other forms of social interactions among our users and content creators and will shut down streams that are illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted. Moreover, we have limited control over the real-time behavior of our live streaming performers and users. To the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and fines or other sanctions, such as requiring us to restrict or discontinue certain features and services. As a result, our business, financial condition and results of operation may be materially and adversely affected.

We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operation, financial condition, liquidity, cash flows and reputation.

We have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings. Complaints, claims, arbitration, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether existing or new claims against us would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we have been subject to various legal proceedings in connection with certain intellectual property infringement and employee misconducts and have paid damages for some of those legal proceedings. In 2018, 2019 and 2020, we incurred damages of RMB2.4 million, RMB6.3 million and RMB40.3 million, out of which RMB1.5 million, RMB6.1 million and RMB37.0 million was accrued as of December 31, 2018, 2019 and 2020, respectively, primarily related to allegation of copyright infringement. In the three months ended March 31, 2021, we incurred damages of RMB88,000. As of March 31, 2021, we recorded accrued settlement expense of RMB0.4 million, primarily related to allegation of copyright infringement. In addition, there can be no assurance that we will be successful in the claims we pursue against other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operation and financial condition.

If we fail to keep up with industry trends or technological developments, our business, results of operation and financial condition may be materially and adversely affected.

The online audio industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected.

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “—We may not be able to obtain additional capital when desired, on favorable terms or at all.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operation.

We have a limited operating history and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We commenced our operations in China in August 2012 and have grown rapidly since then. We expect to continue to grow our business and explore new market opportunities. However, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company operating in a new, evolving and competitive market, including, among other things, our ability to expand our user base and convert non-paying users into paying users, provide high-quality content, enhance our technology capabilities, build our reputation and promote our brand, improve our operational efficiency, attract, retain and motivate talented employees, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

We operate in a relatively new and evolving market and have experienced significant rapid growth and expansion. If we fail to effectively manage our growth, our business, results of operation, and financial condition may suffer.

The online audio market in China has experienced rapid growth in recent years. According to CIC, the China’s online audio market grew from RMB1.6 billion in 2016 to RMB13.1 billion in 2020. However, the growth rate may decrease due to uncertainties with respect to the acceptance of online audio content offerings, user experience, development and application of voice technologies and other factors. Furthermore, the online audio market in China is at its early stage and will continue to evolve, and the penetration of online audio services remains relatively low. There can be no assurance that the penetration of online audio services will further deepen, or that the online audio market will grow at a pace that we expect.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we execute our strategies and expand our operations. We expect our expenses to continue to increase in the future as we acquire more users, procure more popular content and develop new technology. Continued growth could also strain our ability to maintain the quality and reliability of our platform, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operation and financial condition could be harmed.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We face competition for users and their time and spending primarily from the online audio content provided by other online audio content providers in China. We also face competition from online offerings of other forms of content, including music, radio services, literature, games and video provided by other platforms. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

We compete with our competitors based on a number of factors, such as the diversity and quality of content, product features, social interaction features, quality of user experience, brand awareness and reputation, and our ability to continuously attract, incentivize and retain content creators and IP partners. Some of our competitors may be able to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive and diverse content, and act more effectively in the development, promotion and sale of products than we can. Also, they may enter into more favorable relationships with content creators and provide their users with content that competes with our offerings. If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operation.

Our business, results of operation and financial condition may be adversely affected by the COVID-19 pandemic.

Our business, results of operation and financial condition may be adversely affected by the COVID-19 pandemic. In response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals in China who had the COVID-19, asking citizens to remain at home and to avoid gathering in public, and other actions. In light of such circumstances, our corporate office was closed for a certain period of time, which adversely affected our operating efficiency and productivity. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain. Such uncertainty poses operational challenges to our operation. Our business and operations could be disrupted if any of our employees, distributors, retailers or manufacturers is suspected of having COVID-19 in our offices, since it could require all of the possible contact persons to be quarantined and/or their offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We rely on our mobile application to provide a significant amount of our products and services to users which, if inaccessible, may have material adverse impact on our business, financial condition and results of operation.

We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android’s App Stores and other channels to distribute our mobile application to users. We expect a substantial number of downloads of our mobile apps will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. Our main mobile app, Ximalaya, was temporarily removed from Apple’s and Android’s App Stores for 30 days due to inappropriate content stored on our platform from June to July 2019. Upon the expiration of the 30-day suspension, the suspension on downloading services of our Ximalaya app was lifted. Such incident of download suspension were temporary and did not affect our existing users, and therefore did not have any material adverse impact on our results of operations. Historically, our mobile app was removed from App Store due to other reasons. We cannot assure you that our app will not be removed again by a third party mobile application distribution channel in future and our business operation, reputation and financial conditions may be negatively affected.

The technologies we use or leverage are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, results of operation and financial condition.

We use and leverage various proprietary technologies for our business operations, including but not limited to AI-enabled content discovery and recommendation system, text-to-speech (TTS) technologies and automatic speech recognition voice technology. If any part of those technologies that we use or leverage contains material defects, not only the corresponding portion of our audio content and certain features would be impaired, but also the overall function of products and services. We may incur significant expenses to remediate such defects, or may not be able to correct them at all. We have not experienced any material defects to date, but there can be no assurance that our technologies, consisting of certain programs and algorithms, are flawless. If any incidents of material defects took place, our user experience would be significantly harmed, and users may lose confidence and trust in us. As a result, we may incur significant reputational damage and market share loss.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The proper functioning of our platform is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success and our ability to provide content to attract and retain users.

Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platform and the attractiveness of content provided on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

We face risks associated with our international expansion.

We are continuing to expand our operations into additional international markets. However, offering our products and service in a new geographical area involves numerous risks and challenges. For example, the licensing terms offered by rights organizations and individual copyright owners in countries around the world are currently expensive. Addressing licensing structure and royalty rate issues in any new geographic market requires us to make very substantial investments of time, capital, and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

In addition to the above, continued expansion around the world exposes us to other risks such as:

•	lack of well-functioning copyright collective management organizations that are able to grant us content licenses and distribute royalties in markets;

•	fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to copyright owners;

•	difficulties in obtaining license rights to local audio content;

•	difficulties in achieving market acceptance of our products and services in different geographic markets with different tastes and interests;

•	difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;

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difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;

•	application of different laws and regulations of other jurisdictions, including privacy, censorship and liability standards and regulations, as well as intellectual property laws;

•	potential adverse tax consequences associated with foreign operations and revenue;

•	complex foreign exchange fluctuation and associated issues;

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increased competition from local websites and music content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;

•	credit risk and higher levels of payment fraud;

•	political and economic instability in some countries;

•	restrictions on international monetary flows; and

•	reduced or ineffective protection of our intellectual property rights in some countries.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depend significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees. Qualified individuals are in high demand, particularly in the online audio industry, and we may have to incur significant costs to attract and retain them. Additionally, we use share-based awards to attract talented employees, and if the ADSs decline in value, we may have difficulties recruiting and retaining qualified employees.

In particular, we cannot ensure that we will be able to retain the services of our senior management and key executive officers. The loss of any key management or executive could be highly disruptive and adversely affect our business operations and future growth. Moreover, if any of these individuals joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how and other valuable resources. Although our senior management and executive officers have non-compete agreements with us, we cannot assure you that they will comply with such agreements or that we will be able to effectively enforce such agreements.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, number of paying users and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, an individual may have multiple mobile devices that launched our mobile apps during a given month. If an individual launches our mobile apps using multiple mobile devices, such individual will be counted more than once. An individual may also be counted multiple times in different MAU categories if he/she not only launches our mobile apps but also accesses our platform through different access points. As we do not require users to register on a real-name basis or provide personally identifiable information to get access to audio content on our platform, we are unable to quantify or eliminate duplicates. We are also subject to the risk associated with artificial manipulation of data. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by the MAU data we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

Due to the limited history of virtual currency in China, the regulatory framework governing such industry is still under development. The issuance and use of “virtual currency” in the PRC have been regulated since 2007 in response to the growth of the online games industry in China. In 2009, the Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular, jointly issued by the Ministry of Culture and the MOFCOM, broadly defined online game virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. In 2012, the Administrative Measures for Single-purpose Commercial Prepaid Cards was issue by the MOFCOM, which further requires enterprise that engages in the retail, accommodation, catering or resident service industries shall go through record-filing procedures within 30 days after they start single-purpose commercial prepaid card business. Although we issue different virtual currencies to users on our platform for them to purchase various items to be used on our platform, our service does not constitute online game virtual currency transaction services or single-purpose commercial prepaid card because our virtual currencies are not issued by internet game operation enterprises, users cannot transfer or trade these currencies among themselves and our virtual currencies are not used in for the retail, accommodation, catering or resident service. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or any other aspects of our business operations involving virtual currencies be subject to the PRC regulatory regime on online games or single-purpose commercial prepaid card, in which case we may be required to obtain additional approvals or licenses or filings or change our current business model and may be subject to fines or other penalties, which could adversely affect our business. Furthermore, due to the uncertainty of the evolving regulatory regime in PRC, we cannot assure you that we will not be found in violation of any laws and regulations currently in effect or in the future due to changes in relevant authorities’ interpretation of these laws and regulations, as well as the view or interpretation taken by such authorities on the nature and operation of our virtual currency and relevant business activities.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2020. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting process and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring additional qualified resources equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (4) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of their period-end financial closing process. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they will be fully remediated in a timely manner. Our failure to correct the material weakness identified or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting commencing with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may make investments from time to time in technologies, facilities, equipment, hardware, software and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Negative publicity may materially and adversely affect our brand, reputation, business and growth prospects.

Negative publicity involving us, our management, our users, our content, our content creators, our platform or our business model may materially and adversely harm our brand and our business. See “—We may be liable for intellectual property infringement with respect to content displayed on, retrieved from or linked to our platform which may materially and adversely affect our business, financial condition and prospects.” We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, content creators or business partners. There has been negative publicity about our platform and the misuse of our services by certain content creators and users. Such negative publicity may divert our management’s attention and materially and adversely impact our business, financial condition and results of operations.

We are subject to payment processing risks.

Our users pay for our membership subscription, the audio content offered on our platform and our other products and services through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior use experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operation could be adversely impacted. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platform. We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, results of operation and financial condition.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business, or our investments may be subject to loss. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We have granted and may continue to grant share options and other share-based awards in the future, which may result in increased share-based compensation expenses.

We adopted a global share plan, as amended in March 2021, or the Amended Global Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Mr. Jianjun Yu and Ms. Yuxin Chen, through Ximalaya Welfare Limited, adopted a legacy global share plan, or the Legacy Plan, for similar reason. For further detailed information, please refer to “Management—Share Incentive Plans.” For the years ended December 31, 2018, 2019 and 2020, we recorded share-based compensation expenses of zero, zero and RMB58.3 million (US$8.9 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. In March 2021, we also adopted a 2021 share incentive plan, or 2021 Plan, effective upon the completion of this offering. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we are not able to control our labor costs in an effective way, our business, results of operation and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass on these costs to our users by increasing prices of our programs.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, as well as the effectiveness of mobile operating systems and networks.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic from expanding user base, and the adoption of our services may be hindered, which could adversely impact our business.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy starting from the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. The Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China and the U.S. and other countries have been intensified especially since COVID-19. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, results of operation and financial condition.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted COVID-19, H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet and gaming industries in particular.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, sabotages, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We are subject to risks relating to our leased properties.

Currently, all of our offices are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices. In the event we are forced to relocate, we may not be able to locate desirable alternative sites for our offices in a timely and cost-effective manner and the relocation of any of our offices may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations.

We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by other parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

Risks Relating to our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a Cayman Islands exempted company. Xizhang (Shanghai) Internet Technology Limited is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China mainly through Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education, our variable interest entities, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate their financial results in our financial statements under U.S. GAAP.

In the opinion of CM Law Firm, our PRC legal counsel, (i) the ownership structure of our WFOEs and our VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	terminating or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our mobile apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the exclusive call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

A significant portion of equity interests in our VIEs are held by our executive officers and shareholders or affiliates thereof. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, the entity holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our intellectual property rights. If any of our VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE corporate structures. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of our VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our Class A ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our Class A ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOEs, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our revenues are all sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The growth also may not continue, as the growth of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on our company. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If we or any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, we or our shareholders may be ordered by relevant PRC authorities to suspend any ongoing activities of such nature and rectify any non-compliance in a timely manner. Violation of and non-compliance with such requirements may result in warnings or other penalties from relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In early February 2021, the Anti-monopoly Commission of the State Council published the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. In addition, the security review rules issued by the Ministry of Commerce, or the MOFCOM, that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the National Development and Reform Commission, or the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterpart or anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulatory uncertainties relating to anti-monopoly and competition laws could adversely affect our business, financial condition, or operating results.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activities, mergers and acquisitions, as well as abusive practices by companies with market dominance.

In February 2021, the Anti-monopoly Commission of the State Council has promulgated the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines, which for the first time specified that, any concentration as a result of mergers and combinations between variable interest entities shall be regulated by the Anti-monopoly Law. In addition, the Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of the definition of relevant markets, typical types of cartel activities and abusive practices by online platform operators with market dominance, which provide further guidelines for enforcement of anti-monopoly laws against online platform operators. For instance, online platform operators that use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users may be deemed to be abusing dominant market position. Failure or perceived failure to comply with the Platform Economy Anti-monopoly Guidelines or other anti-monopoly related laws and regulations may result in enquiries or investigations or enforcement actions, penalties, litigation or claims against us and could adversely affect our business, financial condition, results of operations and future prospects.

Considering the evolving legislative activities and increasingly stringent anti-monopoly enforcement by the PRC regulatory authorities, we may be subject to greater scrutiny and attention from regulators and more frequent and strict review by regulators, which will increase our compliance costs and it could be time-consuming to comply with the relevant regulations described above to complete transactions in the future. Any of the required approval processes, including approval from SAMR, may be uncertain and could increase our costs and delay or inhibit our ability to operate and expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information

System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to our VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online audio program services and related businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, or SAFE Circular 28, which, among other things, stipulates that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. Even though SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our company is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and a majority of them are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant PRC laws, see “Enforceability of Civil Liabilities.”

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

The approval of the China Securities Regulatory Commission, or CSRC, may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If the CSRC approval is required, it is uncertain how long it will take us to obtain such approval and any failure to obtain or delay in obtaining the approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange or the Nasdaq Stock Market. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary, variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary, variable interest entity or its subsidiaries, we or our PRC subsidiary, variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the

HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our Class A ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the big four PRC-based accounting firms in China, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies may affect our international expansion or our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, such changes could adversely affect our business, financial condition, and results of operation. There have been heightened tensions in international economic relations, such as the one between the United States and China.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the online audio industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Relating to our ADSs and this Offering

An active trading market for our Class A ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We intend to list our ADSs on the New York Stock Exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiation between us and the underwriter based upon several factors, and the trading price of our ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	variations in our revenues, earnings, cash flows;

•	fluctuations in operating metrics;

•	regulatory developments affecting us or our industry;

•	detrimental negative publicity about us, our competitors or our industry;

•	announcements of new products and services and expansions by us or our competitors;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Xima Holdings Limited, Touch Sound Limited, Mr. Jianjun Yu, Ms. Yuxin Chen or any entity controlled by Mr. Jianjun Yu or Ms. Yuxin Chen, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not Xima Holdings Limited, Touch Sound Limited, Mr. Jianjun Yu, Ms. Yuxin Chen or any entity controlled by Mr. Jianjun Yu or Ms. Yuxin Chen.

Immediately prior to the completion of this offering, all of the shares held by Xima Holdings Limited and Touch Sound Limited will be re-designated as Class B ordinary shares. Upon the completion of this offering, Xima Holdings Limited and Touch Sound Limited will beneficially own an aggregate of 86,332,817 Class B ordinary shares, which, in aggregate, will represent             % of our total voting power, assuming the underwriters do not exercise their over-allotment option, or representing             % of our total voting power if the underwriters exercise their over-allotment option in full. Therefore, upon the completion of this offering, Mr. Jianjun Yu and Ms. Yuxin Chen, through Xima Holdings Limited and Touch Sound Limited, will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ADS, and our adjusted net tangible book value per ADS, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution in connection with the issuance of Class A ordinary shares upon the exercise or vesting, as the case may be, of our share incentive awards. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain shareholders may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

We have conditionally adopted our tenth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our post-offering memorandum and articles of association provides that our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected. In addition, our post-offering memorandum and articles of association also provides that only shareholders holding not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of our company can requisition general meeting of shareholders, which limits the ability of our shareholders to obtain control of our company through general meetings of shareholders.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the underlying Class A ordinary shares represented by your ADSs. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we may but are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings.

The depositary for our ADSs will give us a discretionary proxy to vote our underlying Class A ordinary shares represented by your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate action events, in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the projected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company.

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected changes in our revenues, expenses or expenditures;

•	the expected growth of the online audio industry;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our relationship with content creators, users, advertisers and other business partners;

•	competition in our industry;

•	general economic and business conditions in China and elsewhere;

•	government policies and regulations relating to our industry; and

•	the outcome of any current and future legal or administrative proceedings.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from government and private publications, including industry data and information from CIC. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The online audio market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, assuming no change to the number of                      ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$ million, or 30% of the net proceeds to advance our next-generation technology, AI and big data capabilities;

•	approximately US$ million, or 25% of the net proceeds to expand and enhance our content offerings and empower our content creators;

•	approximately US$ million, or 25% of the net proceeds for marketing and branding, including marketing and promotional activities to further expand our user base and strengthen our brand; and

•	the balance, approximately US$ million, or 20% of the net proceeds, for potential strategic investments and acquisitions, working capital and general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—General Risks Relating to our Business and Industry—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, debt instruments.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our Class A ordinary shares.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by your ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by your ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares including Series Angel preferred shares into                      ordinary shares on one-for-one basis immediately prior to the completion of this offering; and (ii) the impact of share-based compensation expense for share-based awards to be recorded upon the completion of this offering:

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares including Series Angel preferred shares into                      ordinary shares on one-for-one basis immediately prior to the completion of this offering; (ii) the impact of share-based compensation expense for share-based awards to be recorded upon the completion of this offering and (iii) the sale of                      Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma (unaudited)		Pro Forma As Adjusted(1) (unaudited)
	RMB	US$	RMB	US$	RMB	US$
			(in thousands)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 2,161,425 shares authorized, issued and outstanding; and nil outstanding on a pro-forma basis)	20,277	3,095	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 88,870,096 shares authorized, issued and outstanding; and nil outstanding on a pro-forma basis)	1,856,554	283,365	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 10,631,112 shares authorized, issued and outstanding; and nil outstanding on a pro-forma basis)	302,928	46,236	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 14,727,852 shares authorized, issued and outstanding; and nil outstanding on a pro-forma basis)	851,119	129,906	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value; 105,023,737 shares authorized, 91,205,959 shares issued and outstanding; and nil outstanding on a pro-forma basis)	6,804,602	1,038,585	—	—
Redeemable non-controlling interests	11,595	1,770	11,595	1,770

	As of March 31, 2021
	Actual		Pro Forma (unaudited)		Pro Forma As Adjusted(1) (unaudited)
	RMB	US$	RMB	US$	RMB	US$
			(in thousands)
Total mezzanine equity	9,847,075	1,502,957	11,595	1,770
Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 254,007,958 shares authorized, 86,154,070 shares issued and outstanding; 318,328,334 shares issued and outstanding on a pro-forma basis)	56	9	209	32
Series Angel preferred shares (US$0.0001 par value; 24,577,820 shares authorized, issued and outstanding; and nil outstanding on a pro-forma basis)	16	2	—	—
Additional paid-in capital	—	—	10,671,334	1,628,764
Accumulated other comprehensive income	41,445	6,326	41,445	6,326
Accumulated deficit	(7,691,737)	(1,173,988)	(8,527,728)	(1,301,586)
Non-controlling interests	4,259	650	4,259	650
Total shareholders’ (deficit) equity	(7,645,961)	(1,167,001)	2,189,519	334,186
Total capitalization	2,201,114	335,956	2,201,114	335,956

Note:

(1)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS, which is the mid-point of the price range shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by US$             million. The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2021 was approximately US$             per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities and mezzanine equity, divided by the total number of ordinary shares and Series Angel preferred shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding shares including Series Angel preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2021, other than to give effect to our issuance and sale of                      ADSs, representing                      ordinary shares, offered in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the option to purchase additional ADSs is not exercised), our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price per share	US$	US$
Net tangible book value per share	US$	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	US$

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$ per ordinary share and per US$             ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2021, the differences between the shareholders as of March 31, 2021 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A US$1.00 change in the assumed public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$             and US$            , respectively, assuming no change to the number of                      ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were              ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$             per ordinary share, and there were                      ordinary shares available for future issuance upon exercise of future grants under our share incentive plans. To the extent that any of these options are exercised or any ordinary shares are issued upon any conversion of the outstanding convertible promissory notes, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, (i) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (ii) Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to bring actions or enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would, at common law, recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon without any re-examination of the merits underlying the dispute provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) such judgment was not obtained in a manner, and is not of a kind the enforcement of which, is contrary to natural justice or the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CM Law Firm, our counsel as to PRC law, has advised us that (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

CM Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws, including of the PRC Civil Procedure Law. CM Law Firm has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States or the Cayman Islands governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by courts in the U.S. or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

The following chart shows our major corporate milestones since founding:

We commenced our operations in China in August 2012 through Shanghai Ximalaya Technology Co., Ltd. (formerly known as Shanghai Zhengda Ximalaya Network Technology Limited), or Shanghai Ximalaya, a limited liability company established under the laws of the PRC founded by Mr. Jianjun Yu and Ms. Yuxin Chen, our co-founders. In September 2013, our holding company, Ximalaya Inc., was incorporated in the Cayman Islands. We also established Ximalaya (Hong Kong) Limited, or Ximalaya HK, a wholly-owned Hong Kong subsidiary in the same month.

In February 2017, we acquired all of the equity interests in Shenzhen Tianbo Internet Media Limited, or Shenzhen Tianbo, a limited liability company established under the laws of the PRC, from Mr. Jianping Zheng and Mr. Wei Lin. In March 2018, we transferred our equity interests in Shenzhen Tianbo to Mr. Jianjun Yu and Ms. Yuxin Chen.

In September 2018, as part of our reorganization to further the strategic development of our business, we established Xizhang (Shanghai) Network Technology Co., Ltd., which we refer to as Xizhang in this prospectus, as a wholly-owned PRC subsidiary of Ximalaya HK. In November 2019, we incorporated Ximalaya (BVI) Limited, or Ximalaya BVI, under the laws of BVI. In January 2020, Ximalaya BVI obtained 100% equity interest in Ximalaya HK.

In October 2020, Shanghai Wonder Education Technology Co., Ltd., or Shanghai Wonder Education, was established under PRC law to provide education services focusing on education for users aged 0-12 and related business, the equity interest in which were held by two designated employees of our company on behalf of and for the benefit of Shanghai Ximalaya. Towards the end of 2020 and in early 2021, we established a majority owned and controlled subsidiary Wonder Education Tech Limited, a limited liability company incorporated under the laws of Cayman Islands, and its underlying wholly owned subsidiaries Wonder Education Tech (Hong Kong) Holdings Limited, or Wonder Education Holdings, a company incorporated under the laws of Hong Kong, and Qizhi (Shanghai) Network Technology Co., Ltd., or Qizhi Shanghai, a limited company established under the laws of PRC. Qizhi Shanghai entered into a series of contractual arrangements with Shanghai Wonder Education and its shareholders in January 2021 for us to obtain effective control over Shanghai Wonder Education.

We currently conduct our business primarily through Xizhang, Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education, and their respective subsidiaries. We refer to Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education as our VIEs in this prospectus. Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet-based businesses and other related business, Xizhang entered into a series of contractual arrangements (as amended and restated) with Shanghai Ximalaya, Shenzhen Tianbo and their shareholders, and Qizhi Shanghai entered into a series of contractual arrangements with Shanghai Wonder Education and its shareholders. For more details, please see “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOEs and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

For our historical equity financing, see “Description of Share Capital—History of Securities Issuances.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs and their principal subsidiaries, upon the completion of this offering, assuming the underwriters do not exercise their overallotment option:

Directors and Executive Officers
Other Pre-IPO Shareholders
Public Shareholders
%
%
%
Ximalaya Inc. (Cayman Islands)
100%
Ximalaya (BVI) Limited (British Virgin Islands)
100%
Ximalaya (Hong Kong) Limited (Hong Kong)
Wonder Education Tech Limited (1) (Cayman Islands)
100%
Wonder Education Tech (Hong Kong) Holdings Limited (Hong Kong)
100%
Offshore
Onshore
100%
Shenzhen Tianbo Internet Media Limited (3)
Xizhang (Shanghai) Internet Technology Co., Ltd.
Shanghai Ximalaya Technology Co., Ltd. (2)
Qizhi (Shanghai) Network Technology Co., Ltd.
100%
Ximao (Shanghai) Internet Technology Co., Ltd.
100%
Beijing Xihe Electronic Limited
100%
Shanghai Xiangting Culture Propagation Limited
55%
Tianjin Tianxi Zhongda Culture Development Limited
Shanghai Wonder Education Co., Ltd. (4)
100%
Xida (Shanghai) Internet Technology Limited
100%
Xi'an Ximalaya Internet Technology Limited
100%
Xiamen Ximalaya Information Technology Limited
100%
Beijing Haiqu Technology Limited
100%
Shanghai Xiri Electronic Technology Limited
Equity interest
Contractual arrangements. See "Corporate History and Structure-Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders."

Notes:

(1)

Ximalaya Inc., through direct ownership and control over an aggregate of approximately 51.7% of its outstanding equity interests, consolidates the results of Wonder Education Tech Limited. Directors, officers and principal shareholders of our company as disclosed in the sections titled “Management” and “Principal [and Selling] Shareholders” of this prospectus beneficially own an aggregate of 34.4% of the outstanding equity interests of Wonder Education Tech Limited.

(2)

Shanghai Xiquan Enterprise Management Center (Limited Partnership) and Shanghai Xijie Investment Management Center (Limited Partnership), both are affiliated with our co-founder Mr. Jianjun Yu, and a third-party holding entity affiliated with an existing shareholder of ours, each owns 92.9%, 5.8% and 1.3% of the equity interests in Shanghai Ximalaya Technology Co., Ltd., respectively.

(3)	Mr. Jianjun Yu and Ms. Yuxin Chen, co-founders of our company, each owns 50% and 50% of the equity interests in Shenzhen Tianbo Internet Media Limited.
(4)	Mr. Zhiying Xiao and Mr. Huan Yao, who are employees of our company, each owns 67% and 33% of the equity interests in Shanghai Wonder Education Co., Ltd.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services, internet audio-visual program services, radio and television program production and operation business and internet culture business. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations or PRC regulators’ requirements, we have entered into a series of contractual arrangements, mainly through Xizhang and Qizhi Shanghai, our wholly foreign owned entities, with Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education, our consolidated affiliated entities, and the shareholders of Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education to obtain effective control over Shanghai Ximalaya, Shenzhen Tianbo, Shanghai Wonder Education and their subsidiaries.

We currently conduct our business through our consolidated affiliated entities and their subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over our consolidated affiliated entities and their subsidiaries;

•	receive substantially all of the economic benefits from our consolidated affiliated entities and their subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our consolidated affiliated entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of Shanghai Ximalaya, Shenzhen Tianbo, Shanghai Wonder Education and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that Allow us to Receive Economic Benefits from our Consolidated Affiliated Entities

Exclusive Business Cooperation Agreement. Under the exclusive business corporation agreement entered into on November 29, 2018, between Shanghai Ximalaya and Xizhang, Xizhang has the exclusive right to provide Shanghai Ximalaya technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. Xizhang owns the exclusive intellectual property rights created because of the performance of this agreement. The service fee payable by Shanghai Ximalaya to Xizhang is determined by Xizhang based on its services provided including various factors such as the Xizhang’s incurred technology support and consulting services fees, performance data and Shanghai Ximalaya’s revenues. The term of this agreement is indefinite unless Xizhang unilaterally terminates the agreement in writing.

On November 29, 2018, Shenzhen Tianbo and Xizhang entered into an exclusive business corporation agreement, which includes terms substantially similar to the exclusive business corporation agreement relating to Shanghai Ximalaya as described above.

On January 6, 2021, Shanghai Wonder Education and Qizhi Shanghai entered into an exclusive business corporation agreement, which includes terms substantially similar to the exclusive business corporation agreement relating to Shanghai Ximalaya as described above.

Agreements that Provide us with Effective Control over our Consolidated Affiliated Entities

Power of Attorney. Under the powers of attorney issued on November 29, 2018, restated and amended on March 3, 2020, by Shanghai Ximalaya’s shareholders, each of the shareholders of Shanghai Ximalaya irrevocably granted Xizhang or its designated representative(s) the right to exercise his/her rights as a shareholder of Shanghai Ximalaya including terminate and nominate board members and senior management of Shanghai Ximalaya and other shareholders’ voting rights. Unless each of the shareholders of Shanghai Ximalaya terminates to be a shareholder of Shanghai Ximalaya, the power of attorney shall be irrevocable and continuously effective and valid for permanent from the execution date.

On November 29, 2018, each of the shareholders of Shenzhen Tianbo issued a power of attorney, which includes terms substantially similar to the powers of attorney relating to Shanghai Ximalaya as described above.

On January 6, 2021, each of the shareholders of Shanghai Wonder Education issued a power of attorney, which includes terms substantially similar to the powers of attorney relating to Shanghai Ximalaya as described above.

Share Pledge Agreements. Pursuant to the share pledge agreements entered into on November 29, 2018, restated and amended on March 3, 2020, among Shanghai Ximalaya, Xizhang and Shanghai Ximalaya’s shareholders, the shareholders of Shanghai Ximalaya has pledged all of their equity interests in Shanghai Ximalaya to Xizhang to guarantee the performance by Shanghai Ximalaya and its shareholders’ performance of their respective obligations under the exclusive business corporation agreement, exclusive call option agreement and power of attorney. If Shanghai Ximalaya and/or its shareholders breach their contractual obligations under those agreements, Xizhang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge will remain binding until Shanghai Ximalaya and their shareholders discharge all their obligations under the contractual arrangements.

On November 29, 2018, Shenzhen Tianbo, Xizhang and each of the shareholders of Shenzhen Tianbo entered into a share pledge agreement, which includes terms substantially similar to the share pledge agreements relating to Shanghai Ximalaya as described above.

On January 6, 2021, Shanghai Wonder Education, Qizhi Shanghai and each of the shareholders of Shanghai Wonder Education entered into a share pledge agreement, which includes terms substantially similar to the share pledge agreements relating to Shanghai Ximalaya as described above.

We have completed the registration of the equity interest pledge under the effective share pledge agreements in relation to Shanghai Ximalaya, Shenzhen Tianbo and Shanghai Wonder Education with the relevant office of the State Administration of Market Regulation in accordance with the Civil Code of the PRC.

Agreements that Provide us with the Option to Purchase the Equity Interests and Assets in our Consolidated Affiliated Entities

Exclusive Call Option Agreement. Under the exclusive call option agreement entered into on November 29, 2018, restated and amended on March 3, 2020, among Shanghai Ximalaya, Xizhang and Shanghai Ximalaya’s shareholders, each of the shareholders of Shanghai Ximalaya irrevocably granted Xizhang or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Shanghai Ximalaya. Xizhang or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. The exercise price shall be the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata if Xizhang decides to purchase part of the equity interest). Without Xizhang’s prior written consent, Shanghai Ximalaya’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Shanghai Ximalaya. The agreement expires upon transfer of all shares of Shanghai Ximalaya to Xizhang or its designated representative(s).

On November 29, 2018, Shenzhen Tianbo, Xizhang and the shareholders of Shenzhen Tianbo entered into an exclusive call option agreement, which includes terms substantially similar to the exclusive call option agreement relating to Shanghai Ximalaya as described above.

On January 6, 2021, Shanghai Wonder Education, Qizhi Shanghai and the shareholders of Shanghai Wonder Education entered into an exclusive call option agreement, which includes terms substantially similar to the exclusive call option agreement relating to Shanghai Ximalaya as described above, except that the shareholders of Shanghai Wonder Education shall fully return the share purchase amount to Qizhi Shanghai or any of its designated person within ten business days after the receipt of the share purchase amount.

Spousal Consent Letters. The spouse of certain beneficial owners of Shanghai Ximalaya issued a spousal consent letter, which unconditionally and irrevocably agreed that the equity interests in Shanghai Ximalaya held by and registered in the name of their spouse will be disposed of pursuant to the share pledge agreements, the exclusive call option agreements, and the power of attorney. Each spouse agreed not to assert any rights over the equity interests in Shanghai Ximalaya held by their spouse. In addition, in the event that any of them obtains any equity interests in Shanghai Ximalaya held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

On November 29, 2018, each spouse of the married shareholders of Shenzhen Tianbo issued a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Shanghai Ximalaya as described above.

On January 6, 2021, each spouse of the married shareholders of Shanghai Wonder Education issued a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Shanghai Ximalaya as described above.

Exclusive Asset Purchase Agreement. Under the exclusive asset purchase agreement entered into on January 6, 2021, among Shanghai Wonder Education, Qizhi Shanghai and Shanghai Wonder Education’s shareholders, Shanghai Wonder Education irrevocably granted Qizhi Shanghai or its designated representative(s) an exclusive right to purchase at any time, to the extent permitted under PRC law, all its intellectual property or all other assets owned by Shanghai Wonder Education now or in the future. The purchase price shall be the lowest purchase amount permitted by the PRC law. Additionally, the purchase amount paid by Qizhi Shanghai to the shareholders of Shanghai Wonder Education should be offset against the relevant amount payable by Shanghai Wonder Education to Qizhi Shanghai. Without Qizhi Shanghai’s prior written consent, Shanghai Wonder Education shall not sell, transfer, mortgage or otherwise dispose its asset. The agreement expires upon transfer of all assets of Shanghai Wonder Education to Qizhi Shanghai or its designated representative(s).

In the opinion of CM Law Firm, our PRC counsel, the ownership structures of our consolidated affiliated entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangement of our consolidated affiliated entities, their subsidiaries and/or shareholders, the contractual arrangements (i) among our consolidated affiliated entities and their shareholders and (ii) between our consolidated affiliated entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws, regulations and rules currently in effect.

However, CM Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of our consolidated affiliated entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure” and “—Risks Relating to Doing Business in China.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and selected consolidated statement of cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2021, and selected consolidated statements of cash flows data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. You should read this Selected Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021, both in absolute amount and as percentages of total revenues.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, number of shares and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues(1)	1,475,775	100	2,677,008	100	4,050,021	620,693	100	699,275	100	1,155,230	176,323	100
Cost of revenues(1)(2)	(828,550)	(56)	(1,511,337)	(56)	(2,064,702)	(316,429)	(51)	(437,810)	(63)	(589,617)	(89,994)	(51)

Gross profit	647,225	44	1,165,671	44	1,985,319	304,264	49	261,465	37	565,613	86,329	49

Operating expenses:
Research and development expenses(2)	(249,563)	(17)	(432,962)	(16)	(611,881)	(93,775)	(15)	(170,820)	(24)	(172,036)	(26,258)	(15)
Sales and marketing expenses(1)(2)	(939,901)	(64)	(1,196,001)	(45)	(1,684,279)	(258,127)	(42)	(291,775)	(42)	(565,223)	(86,270)	(49)
General and administrative expenses(2)	(187,708)	(13)	(327,430)	(12)	(384,942)	(58,995)	(10)	(93,275)	(13)	(144,607)	(22,071)	(13)
Other income, net	13,710	1	27,882	1	48,576	7,445	1	995	0	10,672	1,629	2

Total operating expenses	(1,363,462)	(93)	(1,928,511)	(72)	(2,632,526)	(403,452)	(66)	(554,875)	(79)	(871,194)	(132,970)	(75)

Loss from operations	(716,237)	(49)	(762,840)	(28)	(647,207)	(99,188)	(17)	(293,410)	(42)	(305,581)	(46,641)	(26)

Investment income	22,626	2	13,388	0	15,811	2,423	0	2,125	0	14,039	2,143	1
Interest income(1)	4,591	0	5,531	0	1,556	238	0	840	0	1,415	216	0
Interest expense(1)	(9,763)	(1)	(22,510)	(1)	(34,964)	(5,358)	(1)	(11,347)	(2)	(847)	(129)	(0)
Foreign exchange gains (losses)	1,926	0	(3,285)	(0)	(1,672)	(256)	(0)	731	0	826	126	0
Fair value change of equity securities investments	5,670	0	467	0	32,952	5,051	1	11,333	2	22,620	3,452	2
Others, net	1,102	0	439	0	4,270	654	1	384	0	589	90	0

Loss before income tax expenses and equity in (losses) gains of affiliated companies	(690,085)	(48)	(768,810)	(29)	(629,254)	(96,436)	(16)	(289,344)	(41)	(266,939)	(40,743)	(23)

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, number of shares and per share data)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—
Equity in (losses) gains of affiliated companies	(83,567)	(5)	(4,472)	(0)	24,178	3,705	1	6,624	1	(309)	(47)	(0)

Net loss	(773,652)	(53)	(773,282)	(29)	(605,076)	(92,731)	(15)	(282,720)	(40)	(267,248)	(40,790)	(23)

Net loss attributable to non-controlling interests	1,630	0	13,562	1	10,541	1,615	0	4,271	1	11,476	1,752	1

Net loss attributable to Ximalaya Inc.	(772,022)	(53)	(759,720)	(28)	(594,535)	(91,116)	(15)	(278,449)	(40)	(255,772)	(39,038)	(22)

Net loss attributable to Ximalaya Inc.’s ordinary shareholders	(2,106,443)		(922,047)		(914,655)	(140,177)		(309,455)		(408,655)	(62,372)

Net loss per share attributable to Ximalaya Inc. ’s ordinary shareholders
—Basic and diluted	(24.45)		(10.70)		(10.62)	(1.63)		(3.59)		(4.74)	(0.72)

Weighted average number of ordinary shares
—Basic and diluted	86,154,070		86,154,070		86,154,070	86,154,070		86,154,070		86,154,070	86,154,070

Notes:

(1)	Revenues, cost of revenues, sales and marketing expenses, interest income and interest expense from transactions with related parties are set forth below:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues	19,920	29,941	112,611	17,258	11,636	27,801	4,243
Cost of revenues	(19,945)	(53,116)	(70,643)	(10,827)	(13,797)	(30,334)	(4,630)
Sales and marketing expenses	(66,812)	(14,878)	(19,988)	(3,063)	(2,907)	(5,268)	(804)
Interest income	362	362	—	—	—	—	—
Interest expense	—	(9,364)	(8,696)	(1,333)	(4,613)	—	—

(2)	Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	4,284	657	4,284	—	—
Research and development expenses	—	—	44,586	6,833	44,586	—	—
Sales and marketing expenses	—	—	949	145	949	—	—
General and administrative expenses	—	—	8,444	1,294	8,444	18,377	2,805

The following table shows selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and March 31, 2021.

	As of December 31,				As of March 31,
	2018	2019	2020		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	500,669	215,136	1,152,636	176,649	495,810	75,675
Short-term investments	329,107	577,073	917,447	140,605	1,644,863	251,055
Accounts receivable, net	231,805	296,327	384,663	58,952	346,528	52,891
Total current assets	1,197,856	1,306,305	2,597,661	398,109	2,660,456	406,066
Total non-current assets	733,356	1,143,442	1,327,968	203,521	1,413,811	215,790
Total assets	1,931,212	2,449,747	3,925,629	601,630	4,074,267	621,856
Total current liabilities	4,222,148	2,462,528	1,976,181	302,863	1,790,839	273,336
Total non-current liabilities	18,092	75,395	86,749	13,295	82,314	12,564
Total liabilities	4,240,240	2,537,923	2,062,930	316,158	1,873,153	285,900
Total mezzanine equity	2,547,142	5,904,471	8,965,162	1,373,971	9,847,075	1,502,957
Ordinary shares (US$0.0001 par value; 275,476,694, 274,748,965 and 254,007,958 shares authorized, 86,154,070 shares issued and outstanding as of December 31, 2018, 2019 and 2020 and March 31, 2021)	56	56	56	9	56	9
Series Angel preferred shares (US$0.0001 par value; 24,577,820 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020 and March 31, 2021)	16	16	16	2	16	2
Total shareholders’ deficit	(4,856,170)	(5,992,647)	(7,102,463)	(1,088,499)	(7,645,961)	(1,167,001)
Total liabilities, mezzanine equity and shareholders’ deficit	1,931,212	2,449,747	3,925,629	601,630	4,074,267	621,856

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(92,495)	(389,425)	45,596	6,987	(65,592)	(252,405)	(38,524)
Net cash (used in) provided by investing activities	(508,489)	(758,954)	(643,473)	(98,616)	145,365	(911,311)	(139,093)
Net cash provided by financing activities	663,460	860,489	1,543,207	236,507	69,952	517,350	78,962
Net increase (decrease) in cash, cash equivalents and restricted cash	62,476	(287,890)	945,330	144,878	149,725	(646,366)	(98,655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,286	2,357	(7,830)	(1,200)	1,719	(10,460)	(1,597)
Cash, cash equivalents and restricted cash at the end of year/period	500,669	215,136	1,152,636	176,649	366,580	495,810	75,675

Non-GAAP Measure

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for shared-based compensation expenses, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to net loss prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation of adjusted net loss to net loss for the periods indicated:

	For the Year Ended December 31				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(773,652)	(773,282)	(605,076)	(92,731)	(282,720)	(267,248)	(40,790)
Share-based compensation expenses	—	—	58,263	8,929	58,263	18,377	2,805
Adjusted net loss	(773,652)	(773,282)	(546,813)	(83,802)	(224,457)	(248,871)	(37,985)

Selected Operating Data

The following table presents certain of our key operating data for the periods indicated. Our management uses these operating data to monitor the vitality and attractiveness of our platform as well as users’ level of activity, which reflect our ability to attract and retain users, maintain and enhance user engagement, and convert users into paying users. Therefore, our management constantly evaluates these operating data and implements measures to optimize our business plans and operations, accordingly. We believe these operating data provide useful indicators to investors of the developmental trajectory of our business, the size of our user base and their engagement level and willingness to pay. The operating metrics disclosed in this prospectus are subject to inherit limitations and risks of inaccuracy. See “Risk Factors—Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.”

	For the Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	March 31, 2021
MAUs(1) (in millions)
Average MAUs	73.0	82.4	85.3	107.8	110.1	143.4	146.6	160.1	201.7	215.0	215.6	228.9	250.3
Average mobile MAUs	43.7	49.6	54.4	71.5	76.2	78.1	80.0	94.9	103.0	101.1	101.2	103.6	104.3
Average IoT and other platform MAUs(2)	29.3	32.8	30.9	36.3	33.9	65.3	66.6	65.2	98.7	113.9	114.4	125.3	146.0
Paying users (in millions)
Average monthly active mobile paying users(3)	0.8	1.2	1.5	2.3	3.2	4.6	5.3	7.1	8.2	9.1	10.4	12.6	13.9
Average monthly active mobile paying members(4)	0.2	0.5	0.7	1.5	2.4	3.8	4.6	6.3	7.5	8.5	9.8	12.0	13.3
Paying ratios(5) (%)
Average monthly active mobile paying users(2)	1.8%	2.5%	2.7%	3.3%	4.3%	5.9%	6.7%	7.5%	7.9%	9.0%	10.2%	12.2%	13.3%
Average monthly active mobile paying members(4)	0.4%	1.1%	1.3%	2.0%	3.1%	4.9%	5.7%	6.7%	7.3%	8.4%	9.7%	11.6%	12.8%

Notes:

(1)

“MAUs” refers to the number of active users in a given month, calculated as the sum of our mobile MAUs and IoT and other platform MAUs without eliminating duplicates. As we do not require users to register on a real-name basis or provide personally identifiable information to get access to audio content on our platform, we are not able to quantify or eliminate duplicates. We calculate mobile MAUs based on the number of mobile devices that launched our mobile apps during a given month, and IoT and other platform MAUs based on the number of IoT and in-car devices or third-party applications that accessed our platform during a given month. For mobile MAUs calculation, if an individual launches our mobile apps using multiple mobile devices, such individual will be counted more than once.

(2)	The following table sets forth a breakdown of our average IoT and other platform MAUs by IoT and in-car devices and third-party applications:

	For the Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	March 31, 2021
IoT and in-car devices MAUs	1.9	2.2	2.3	3.1	4.6	12.4	18.8	22.1	30.2	31.3	38.2	43.8	48.3
Third-party applications MAUs	27.4	30.6	28.6	33.2	29.3	52.9	47.8	43.1	68.5	82.6	76.2	81.5	97.7

(3)

“paying users” on our platform refers to users who make payments for various products and services on our platform, including payments for membership subscriptions, purchases of on-demand listening content, payments for consumable virtual gifts and items, purchases of education services and other innovative products and services. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user, and we treat each paying user who used our mobile apps at least once during a given period as an “active paying user” during the applicable period.

(4)

“paying members” on our platform refers to users who make payments for membership subscriptions. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different types of membership subscriptions offered on our platform using the same registered account is counted as one paying member, and we treat each paying member who used our mobile apps at least once during a given period as an “active paying member” during the applicable period.

(5)

Paying ratio in this prospectus refers to the number of our average monthly active mobile paying users or average monthly active mobile paying members as a percentage of our average mobile MAUs only as we are still exploring the monetization methods and potentials for our IoT and other platform MAUs and have not offered paid products and services to generate meaningful revenue from those IoT and other platform MAUs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest online audio platform in China in terms of average MAUs, total mobile listening time, and total revenues in 2020, according to CIC. We have built a platform where our content creators and users can connect and interact with one another, and through which, we advocate for a brand new lifestyle and provide lifelong nourishment to every generation within the family. We aspire to redefine how people produce, share and consume knowledge, information and entertainment content, pioneering the audio-based “Economy of Ears,” according to CIC.

Ximalaya has become an essential part of our users’ daily lives. We are the online audio platform of choice by users, according to the survey conducted by CIC. In the first quarter of 2021, we had average MAUs of 250 million, including 104 million mobile MAUs from our mobile apps and 146 million MAUs who listened to our audio content through internet-of-things (IoT) and other platforms. Meanwhile, in the first quarter of 2021, the average mobile MAUs on our flagship mobile app “Ximalaya” ranked first among China’s independent online audio apps, and exceeded the sum of average mobile MAUs of the nine apps that were ranked immediately below us, according to CIC. In 2020, users on our mobile apps spent a total of 1,564.3 billion minutes listening to our audio content, accounting for approximately 75.0% of total mobile listening time among all online audio platforms in China, according to CIC.

We have built a multi-faceted monetization model that is seamlessly integrated with our products and services and generate revenue primarily from subscription, advertising, live streaming, education services, and other innovative products and services. We have experienced rapid growth in revenues in recent years. Our revenues increased by 81.4% from RMB1,475.8 million in 2018 to RMB2,677.0 million in 2019, and further by 51.3% to RMB4,050.0 million (US$620.7 million) in 2020. Our revenues increased by 65.2% from RMB699.3 million in the three months ended March 31, 2020 to RMB1,155.2 million (US$176.3 million) in the same period of 2021. Our leading industry edge has gradually been strengthened, and our losses have reduced. We had net losses of RMB773.7 million, RMB773.3 million, and RMB605.1 million (US$92.7 million) in 2018, 2019 and 2020, respectively. We incurred net losses of RMB282.7 million and RMB267.2 million (US$40.8 million) in the three months ended March 31, 2020 and 2021, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online audio industry, which include:

•	China’s overall economic growth and level of per capita disposable income;

•	increasing willingness of Chinese consumers to consume and pay for high-quality audio content;

•	mobile internet usage and penetration rate；

•	growth and competitive landscape of China’s online audio industry; and

•	governmental policies and initiatives affecting China’s online audio industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the online audio industry in China, we believe our results of operations are more directly affected by company specific factors, which include the following:

Our ability to expand user base and enhance user engagement

We rely on our engaged and growing user community to drive our revenue growth. Our user base and level of user engagement also help us motivate content creators to produce more high-quality content on our platform, which further stimulates user interactions and spending. Our ability to effectively expand our user base and increase user engagement will affect the growth of our business and drive our monetization capabilities going forward.

The following table sets forth our average mobile MAUs, average IoT and other platform MAUs and total average MAUs for each quarter in 2018, 2019 and 2020 and the first quarter of 2021. We have generally achieved significant and continuous growth in such metrics during these periods.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in millions)
MAUs(1)
Average Mobile MAUs	43.7	49.6	54.4	71.5	76.2	78.1	80.0	94.9	103.0	101.1	101.2	103.6	104.3
Average IoT and Other Platform MAUs	29.3	32.8	30.9	36.3	33.9	65.3	66.6	65.2	98.7	113.9	114.4	125.3	146.0
Total	73.0	82.4	85.3	107.8	110.1	143.4	146.6	160.1	201.7	215.0	215.6	228.9	250.3

Note:

(1)

“MAUs” refers to the number of active users in a given month, calculated as the sum of our mobile MAUs and IoT and other platform MAUs without eliminating duplicates. As we do not require users to register on a real-name basis or provide personally identifiable information to get access to audio content on our platform, we are not able to quantify or eliminate duplicates. We calculate mobile MAUs based on the number of mobile devices that launched our mobile apps during a given month, and IoT and other platform MAUs based on the number of IoT and in-car devices or third-party applications that accessed our platform during a given month. For mobile MAUs calculation, if an individual launches our mobile apps using multiple mobile devices, such individual will be counted more than once.

Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to continuously produce diverse, creative and quality content, our ability to cultivate and retain high-quality content creators, our ability to maintain our pivotal position in the growing online audio industry in China, and our ability to continually enhance and develop products and services to keep up with user preferences and demands. Also, the growth of our user base could be largely influenced by the restrictive and regulatory measures that the PRC government authority may impose on the industry we operate in. See “Risk Factors—Risks Relating to our Business and Industry—The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we may need to modify our business operations in response to changes in laws and regulations.”

Our ability to enrich our content library and cultivate and retain content creators

We rely on high-quality and diverse content on our platform to attract more users, increase their level of engagement and drive their willingness to pay for our products and services. We seek to source and produce a comprehensive suite of content to meet our users’ evolving needs and preferences and dynamics in the online audio industry.

The table below sets forth the cumulative number of content creators and the cumulative number of albums for each of PGC, PUGC and UGC as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	(in thousands)
Cumulative Number of Albums*
– PGC	10.7	21.4	32.5
– PUGC	13.9	22.7	34.4
– UGC	11,629.7	14,426.0	20,573.7
Cumulative Number of Content Creators*
– PGC	1.3	2.4	3.1
– PUGC	1.9	3.0	5.2
– UGC	6,528.0	8,336.2	11,323.7

Note:

*

An “album” refers to an episodic series of audio content in the form of digital audio files that a content creator uploads to our platform. “Cumulative number of albums” refers to the total number of albums available at our platform as of the last day of each fiscal year, and “cumulative number of content creators” refers to the total number of content creators whose album(s) is/are available at our platform as of the last day of each fiscal year.

The table below sets forth the number of active content creators for each of PGC, PUGC and UGC for the year ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	(in thousands)
Number of Active Content Creators*
– PGC	1.0	2.0	2.1
– PUGC	1.6	2.6	4.6
– UGC	2,845.0	3,739.4	5,149.9
Total	2,847.6	3,744.0	5,156.6

Note:

*	“Active content creator” refers to content creators who have uploaded at least one piece of audio content during the applicable period.

Our continued success in sourcing and producing a wide range of attractive content largely depends on our ability to (a) for PGC, produce or license popular and engaging audio content that enhances our leading position, and (ii) for PUGC and UGC, attract, retain and cultivate content creators across content types, and incentivize existing users to become content creators. Our ability to continue to cultivate and retain content creators, especially PUGC and UGC creators, and drive content creation depends on, among other things, the reputation and strength of our brand, the size and engagement of our user base, our audio technologies, and monetization opportunities available on our platform. We will continue to support content creators through our trainings and services that enhance the quality and popularity of their content and increase our content creators’ stickiness to and level of engagement on our platform.

Our ability to maximize monetization potential

We have a diversified and balanced monetization model. We generated substantially all of our net revenues through subscription, including membership subscription and paid-on demand listening, advertising, live streaming, education services and with a small portion of net revenues generated from other innovative products and services, including sales from in-house developed IoT devices, cultural and creative IP derivative works, customized audioization services, e-commerce, and audio-to-text publishing which would enable us to convert popular albums into published books. Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to cultivate users’ willingness to pay for online audio content and our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models.

Thus far, revenues from users and members are mainly driven by subscription and live streaming. The following table sets forth our average monthly active mobile paying users and our average monthly active mobile user paying ratio for each quarter in 2018, 2019 and 2020 and the first quarter of 2021:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Average monthly active mobile paying users(1) (in millions)	0.8	1.2	1.5	2.3	3.2	4.6	5.3	7.1	8.2	9.1	10.4	12.6	13.9
Average monthly active mobile user paying ratio(2)	1.8%	2.5%	2.7%	3.3%	4.3%	5.9%	6.7%	7.5%	7.9%	9.0%	10.2%	12.2%	13.3%

Notes:

(1)

“paying users” on our platform refers to users who make payments for various products and services on our platform, including payments for membership subscriptions, purchases of on-demand listening content, payments for consumable virtual gifts and items, purchases of education services and other innovative products and services. A user has to register an account with us in order to make payments for products and services offered on our platform. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user, and we treat each paying user who used our mobile apps at least once during a given period as an “active paying user” during the applicable period.

(2)

“Average monthly active mobile user paying ratio” in this prospectus refers to the number of our average monthly active mobile paying users as a percentage of our average mobile MAUs only as we are still exploring the monetization methods and potentials for our IoT and other platform MAUs and have not offered paid products or services to generate meaningful revenue from those IoT and other platform MAUs.

Revenues from subscription are mainly driven by our ability to attract and retain paying members on our platform, which in turn is largely driven by our ability to offer premium content and attractive member rights and privileges. In addition to membership subscriptions, we also generate revenues from selling on-demand individual albums to users.

Our revenues derived from business customers are mainly attributable to our advertising revenues, which are primarily driven by our advertiser base, satisfaction level of advertisers and advertising price. Leveraging our massive and dynamic user base, we plan to further develop our advertising services, strengthen the effectiveness of our advertising solutions, tap into unutilized advertising capacity and expand our advertiser base.

Revenues generated from live streaming primarily include revenue from sales of virtual gift to our users. We share a percentage of such revenues with our live streaming content creators through agreements with them and their guilds. The increase in the revenues generated from live streaming was mainly due to the growth in our live streaming MAU and willingness of our users to purchase virtual gifts, primarily due to the enhanced quality of the live streaming content offered on our platform. Our average mobile live streaming MAUs increased from 1.6 million in 2018 to 2.4 million in 2019, and further to 3.4 million in 2020, representing a CAGR of 44.6%. We had average mobile live streaming MAUs of 3.6 million and 2.7 million in the three months ended March 31, 2020 and 2021, respectively.

Leveraging our steadily growing user base, we also seek to explore new monetization opportunities. For example, catering to users’ strong and unmet needs for personal development, we have incubated a number of education services focusing on education for users aged 0-12 years, as well as training programs designed for businesses to provide workplace and skillset training to their employees. Revenues from education services increased from RMB12.9 million in 2019 to RMB228.3 million (US$35.0 million) in 2020. Revenues from education services increased by 495.1% from RMB25.2 million in the three months ended March 31, 2020 to RMB149.8 million (US$22.9 million) in the same period of 2021. We plan to further broaden our educational offerings and develop our education ecosystem.

Our ability to further improve cost efficiency and economies of scale

Our ability to manage and control our costs and expenses is critical to the success of our business. Our costs and expenses consist primarily of revenue-sharing fees and content costs, including payments to various IP providers and content creators. Our ability to continue to manage and control our revenue-sharing fees and content costs while maintaining our content quality affects our results of operations. We expect the absolute amount of our revenue-sharing fees and content costs to increase as our business grows. Our sales and marketing expenses primarily relate to user acquisition expenses. As we continue to gain economies of scale, we expect these costs and expenses as a percentage of total revenues to decrease over time.

Our ability to further advance our technological capabilities and infrastructure

Our cutting edge technological capabilities and infrastructure, in particular our AI and big data and audio technologies, support our business development. Our ability to effectively invest in those technologies allows us to create a superior user experience and to timely identify new trends in content offerings. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. In addition, our technology infrastructure is critical to the scalability and system flexibility of our platform. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect the adoption of advanced AI technologies to improve our operational efficiency, which, together with our strong business growth, will enable us to benefit further from economies of scale.

Impact of the COVID-19 Pandemic on Our Business

Although the COVID-19 pandemic has caused general business disruption in China and the rest of the world, we have experienced an increase in our operational performance, user base and user engagement in the first half of 2020. In an effort to contain the spread of COVID-19, China took precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others.

We have witnessed growth in our operational performance, user base, user engagement and willingness to pay since the end of the first half of 2020, when the pandemic had been largely contained in China; however, the duration and the development of the pandemic and its impact on our business are difficult to predict. For additional details, see “Risk Factors—Risks Relating to our Business and Industry—Our business, results of operation and financial condition may be adversely affected by the COVID-19 pandemic.”

Key Components of Results of Operations

Revenues

We derive our revenues from (i) subscription, (ii) advertising, (iii) live streaming, (iv) education services, and (v) other innovative products and services. The following table presents the breakdown of our total revenues, both in absolute amounts and as percentages of our total revenues for the periods presented.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Subscription	643,676	43.6	1,240,169	46.3	1,752,651	268,606	43.3	393,956	56.3	515,542	78,687	44.6
Advertising	419,424	28.4	616,199	23.0	1,071,786	164,258	26.5	100,812	14.4	265,713	40,556	23.0
Live streaming	316,186	21.4	618,090	23.1	717,513	109,964	17.7	147,470	21.1	189,974	28,996	16.4
Education services	—	0.0	12,869	0.5	228,349	34,996	5.6	25,179	3.6	149,835	22,869	13.0
Other innovative products and services	96,489	6.6	189,681	7.1	279,722	42,869	6.9	31,858	4.6	34,166	5,215	3.0
Total revenues	1,475,775	100.0	2,677,008	100.0	4,050,021	620,693	100.0	699,275	100.0	1,155,230	176,323	100.0

Subscription

We generate revenues from subscription, including through membership subscription and paid on-demand listening services. Our membership subscription provides members with unlimited streaming and downloading of albums with the “VIP” mark in exchange for a nonrefundable upfront membership fee. Membership periods range from one month to twelve months. We also sell paid albums to users through our platform or the distributors designated by us.

Advertising

We generate revenues from advertising primarily from display advertisements, audio endorsements and brand promotional campaigns. We introduced programmatic advertising in 2019, through which purchase and sale of advertising inventories are facilitated by demand-side platforms utilizing algorithms to primarily track and devote resources automatically to platforms with larger user base and increasing user engagement in order to achieve the most optimized advertising results. Since our introduction of programmatic advertising, it has contributed to the increase in our advertising revenue and has accounted for increasing portion of our advertising revenue. Our advertising revenue generated by programmatic advertisements as a percentage of our total advertising revenue increased from 14% in 2019 to 34% in 2020. For the three months ended March 31, 2020 and 2021, such percentage also increased from 39% to 49%. We expect to further increase our programmatic advertisements to improve precision targeting and effectiveness. Advertisements on our platform are generally charged with a typical term of less than three months, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. And our advertising revenues are recognized net of advertising agency rebates.

Live streaming

We generate revenues from live streaming services primarily from sales of consumable virtual gifts and items. Generally, a portion of the revenues is shared with the live streaming performers and their agents, based on an agreed-upon percentage. Consumable virtual items are mainly used as gifts sent to live streaming performers by users as a way for them to show support and appreciation for their performance. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages.

Education services

We generate education services revenue mainly from providing learning services focusing on education for users aged 0-12 years, subject-specific boot camps and vocational training, as well as training programs designed for businesses to provide workplace and skillset training.

Other innovative products and services

We generate revenues from various other channels, such as sales from in-house developed IoT devices, cultural and creative IP derivative works, customized audioization services, e-commerce, and audio-to-text publishing which would enable us to convert popular albums into published books.

Cost of revenues

The following table presents our cost of revenues for the periods presented, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31,							For the Three Months Ended March31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees	457,804	31.0	899,721	33.6	1,294,796	198,436	32.0	282,026	40.3	384,938	58,754	33.3
Content costs	123,205	8.3	180,938	6.8	251,505	38,545	6.2	48,096	6.9	70,421	10,748	6.1
Payment handling costs	91,067	6.2	150,868	5.6	169,838	26,029	4.2	41,466	5.9	41,585	6,347	3.6
Procurement cost of IoT devices	58,233	3.9	133,940	5.0	115,841	17,753	2.9	9,852	1.4	24,791	3,784	2.1
Bandwidth costs	50,574	3.4	75,448	2.8	112,694	17,271	2.8	23,974	3.4	28,106	4,290	2.4
Salaries and welfare costs	34,528	2.3	49,756	1.9	91,681	14,051	2.3	26,542	3.8	33,356	5,091	2.9
Other costs	13,139	0.9	20,666	0.7	28,347	4,344	0.7	5,854	0.8	6,420	980	0.6
Total	828,550	56.0	1,511,337	56.4	2,064,702	316,429	51.1	437,810	62.5	589,617	89,994	51.0

Our cost of revenues mainly consists of (i) revenue sharing fees, (ii) content costs, (iii) payment handling costs, (iv) procurement cost of IoT devices, (iv) bandwidth costs, (v) salaries and welfare and (vi) other costs including cultural development fee and surcharge.

Our revenue sharing fees represent our payment to hosts or guilds based on an agreed-upon percentage of revenue. We expect the revenue sharing fees to increase generally in parallel with the expansion of our business.

Our content costs mainly represent the amortization expense of licensed copyrights. We expect the content costs to increase with more high-quality and popular licensed contents to be purchased in the foreseeable future.

Our payment handling costs represent fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies. We expect our payment handling costs to continue to increase in line with our business growth.

Our salaries and welfare costs represent payroll-related expenses incurred for our employees involved in content producing activities. We expect our salary and welfare benefits to continue to increase in absolute amount in parallel with our business growth.

Our bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. As our user base and level of user engagement increase over time, we expect that our cost of revenues will increase in the foreseeable future.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.

Our research and development expenses primarily consist of salaries and welfare benefits, including share-based compensation of our research and development staff and depreciation costs of fixed assets relating to research and development activities associated with upgrading our platform. We expect our research and development expenses to increase as we expand our research and development team, enhance our AI technologies and big data analytics capabilities, and develop new features and functionalities on our platform.

Our sales and marketing expenses primarily consist of user acquisition costs, promotional and marketing expenses, salaries and welfare benefits for our sales and marketing personnel and commission to distributors and other platforms. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to engage in more sales and marketing activities to attract new users and advertisers and to promote our brand recognition and content titles, as well as to grow our business.

Our general and administrative expenses consist primarily of salaries and welfare benefits for our general and administrative personnel, fees for legal, accounting and other professional services and provision for doubtful receivables. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur increased costs related to operating as a public company and complying with our reporting obligations under the U.S. securities laws.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues(1)	1,475,775	100	2,677,008	100	4,050,021	620,693	100	699,275	100	1,155,230	176,323	100
Cost of revenues(1)	(828,550)	(56)	(1,511,337)	(56)	(2,064,702)	(316,429)	(51)	(437,810)	(63)	(589,617)	(89,994)	(51)

Gross profit	647,225	44	1,165,671	44	1,985,319	304,264	49	261,465	37	565,613	86,329	49

Operating expenses:
Research and development expenses	(249,563)	(17)	(432,962)	(16)	(611,881)	(93,775)	(15)	(170,820)	(24)	(172,036)	(26,258)	(15)
Sales and marketing expenses(1)	(939,901)	(64)	(1,196,001)	(45)	(1,684,279)	(258,127)	(42)	(291,775)	(42)	(565,223)	(86,270)	(49)
General and administrative expenses	(187,708)	(13)	(327,430)	(12)	(384,942)	(58,995)	(10)	(93,275)	(13)	(144,607)	(22,071)	(13)
Other income, net	13,710	1	27,882	1	48,576	7,445	1	995	0	10,672	1,629	2

Total operating expenses	(1,363,462)	(93)	(1,928,511)	(72)	(2,632,526)	(403,452)	(66)	(554,875)	(79)	(871,194)	(132,970)	(75)

Loss from operations	(716,237)	(49)	(762,840)	(28)	(647,207)	(99,188)	(17)	(293,410)	(42)	(305,581)	(46,641)	(26)

Investment income	22,626	2	13,388	0	15,811	2,423	0	2,125	0	14,039	2,143	1
Interest income(1)	4,591	0	5,531	0	1,556	238	0	840	0	1,415	216	0
Interest expense(1)	(9,763)	(1)	(22,510)	(1)	(34,964)	(5,358)	(1)	(11,347)	(2)	(847)	(129)	(0)
Foreign exchange gains (losses)	1,926	0	(3,285)	(0)	(1,672)	(256)	(0)	731	0	826	126	0
Fair value change of equity securities investments	5,670	0	467	0	32,952	5,051	1	11,333	2	22,620	3,452	2
Others, net	1,102	0	439	0	4,270	654	1	384	0	589	90	0

Loss before income tax expenses and equity in (losses) gains of affiliated companies	(690,085)	(48)	(768,810)	(29)	(629,254)	(96,436)	(16)	(289,344)	(41)	(266,939)	(40,743)	(23)

Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—
Equity in (losses) gains of affiliated companies	(83,567)	(5)	(4,472)	(0)	24,178	3,705	1	6,624	1	(309)	(47)	(0)

Net loss	(773,652)	(53)	(773,282)	(29)	(605,076)	(92,731)	(15)	(282,720)	(40)	(267,248)	(40,790)	(23)

Note:

(1)	Revenues, cost of revenues, sales and marketing expenses, interest income and interest expense from transactions with related parties are set forth below:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues	19,920	29,941	112,611	17,258	11,636	27,801	4,243
Cost of revenues	(19,945)	(53,116)	(70,643)	(10,827)	(13,797)	(30,334)	(4,630)
Sales and marketing expenses	(66,812)	(14,878)	(19,988)	(3,063)	(2,907)	(5,268)	(804)
Interest income	362	362	—	—	—	—	—
Interest expense	—	(9,364)	(8,696)	(1,333)	(4,613)	—	—

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Revenues

Our revenues increased by 65.2% from RMB699.3 million in the three months ended March 31, 2020 to RMB1,155.2 million (US$176.3 million) in the three months ended March 31, 2021.

Revenues from subscription. Our revenues from subscription increased by 30.9% from RMB394.0 million in the three months ended March 31, 2020 to RMB515.5 million (US$78.7 million) in the three months ended March 31, 2021, primarily driven by the increase in the number of average monthly active mobile paying members from 7.5 million in the first quarter of 2020 to 13.3 million in the same quarter of 2021.

Revenues from advertising. Our revenues from advertising increased by 163.6% from RMB100.8 million in the three months ended March 31, 2020 to RMB265.7 million (US$40.6 million) in the three months ended March 31, 2021, driven mainly by the increase in the revenue generated by our programmatic advertisements. Advertising revenue generated from our programmatic advertisements increased from RMB39.1 million in the three months ended March 31, 2020, accounting for 39% of our total advertising revenue in the three months ended March 31, 2020, to RMB129.6 million (US$19.8 million) in the three months ended March 31, 2021, accounting for 49% of our total advertising revenue in the three months ended March 31, 2021.

Revenues from live streaming. Our revenues from live streaming increased by 28.8% from RMB147.5 million in the three months ended March 31, 2020 to RMB190.0 million (US$29.0 million) in the three months ended March 31, 2021, mainly attributable to various new functions we introduced in live streaming to enhance users’ willingness to purchase virtual gifts.

Revenues from education services. Our revenues from education services increased by 495.1% from RMB25.2 million in the three months ended March 31, 2020 to RMB149.8 million (US$22.9 million) in the three months ended March 31, 2021, primarily due to the increase in paid enrollments for our foundational learning programs for children aged 0-12 and vocational training. The number of paying users who purchased courses and services on our platform grew rapidly in the three months ended March 31, 2021.

Revenues from other innovative products and services. Our revenues from other innovative products and services increased by 7.2% from RMB31.9 million in the three months ended March 31, 2020 to RMB34.2 million (US$5.2 million) in the three months ended March 31, 2021.

Cost of revenues

Our cost of revenues increased by 34.7% from RMB437.8 million in the three months ended March 31, 2020 to RMB589.6 million (US$90.0 million) in the three months ended March 31, 2021, primarily due to our business growth and the expansion of our user base.

Revenue sharing fees. Revenue sharing fees, which primarily consisted of the portion of revenues shared with content creators, copyright owners and live streaming hosts increased by 36.5% from RMB282.0 million in the three months ended March 31, 2020 to RMB384.9 million (US$58.8 million) in the three months ended March 31, 2021, in line with the increase in our revenues from subscription, live streaming and education services.

Content costs. Content costs increased by 46.4% from RMB48.1 million in the three months ended March 31, 2020 to RMB70.4 million (US$10.7 million) in the three months ended March 31, 2021 as we continued to acquire high quality licensed content to expand and diversify our content offerings.

Gross profit

As a result of the foregoing, our gross profit increased by 116.3% from RMB261.5 million in the three months ended March 31, 2020 to RMB565.6 million (US$86.3 million) in the three months ended March 31, 2021. Our gross profit margin improved from 37.5% to 49.0% during the same periods.

Total operating expenses

Our total operating expenses increased by 57.0% from RMB554.9 million in the three months ended March 31, 2020 to RMB871.2 million (US$133.0 million) in the three months ended March 31, 2021.

Research and development expenses. Our research and development expenses increased slightly from RMB170.8 million in the three months ended March 31, 2020 to RMB172.0 million (US$26.3 million) in the three months ended March 31, 2021.

Sales and marketing expenses. Our sales and marketing expenses increased by 93.7% from RMB291.8 million in the three months ended March 31, 2020 to RMB565.2 million (US$86.3 million) in the three months ended March 31, 2021. This increase was primarily attributable to the increase in user acquisition cost of RMB168.6 million (US$25.7 million) and the increase in branding expenses to promote our brand image, mobile apps and education products of RMB56.3 million (US$8.6 million).

General and administrative expenses. Our general and administrative expenses increased by 55.0% from RMB93.3 million in the three months ended March 31, 2020 to RMB144.6 million (US$22.1 million) in the three months ended March 31, 2021. This increase was primarily attributable to the increase in our employee salary and benefit expenses of RMB23.0 million (US$3.5 million), the increase in professional service expenses of RMB10.3 million (US$1.6 million), and the increase in share-based compensation expenses of RMB9.9 million (US$1.5 million).

Other income, net. Our other income (net) increased by 972.6% from RMB1.0 million in the three months ended March 31, 2020 to RMB10.7 million (US$1.6 million) in the three months ended March 31, 2021. This increase was primarily attributable to government subsidies resulting from our cooperation in audio business with local governments in China.

Loss from operations

Our loss from operations slightly increased by 4.1% from RMB293.4 million in the three months ended March 31, 2020 to RMB305.6 million (US$46.6 million) in the three months ended March 31, 2021.

Other income/(expenses)

Investment income. Our investment income increased by 560.7% from RMB2.1 million in the three months ended March 31, 2020 to RMB14.0 million (US$2.1 million) in the three months ended March 31, 2021. The change in investment income was mainly due to investment income arising from short-term investments which primarily consist of RMB-denominated wealth management products.

Interest income. Our interest income increased by 68.5% from RMB0.8 million in the three months ended March 31, 2020 to RMB1.4 million (US$0.2 million) in the three months ended March 31, 2021.

Interest expense. Our interest expense decreased by 92.5% from RMB11.3 million in the three months ended March 31, 2020 to RMB0.8 million (US$0.1 million) in the three months ended March 31, 2021.

Foreign exchange gain (loss). We recorded foreign exchange gain of RMB0.7 million in the three months ended March 31, 2020, and RMB0.8 million (US$0.1 million) in the three months ended March 31, 2021, respectively.

Fair value change of equity securities investments. Our fair value change of equity securities investments increased by 99.6% from RMB11.3 million in the three months ended March 31, 2020 to RMB22.6 million (US$3.5 million) in the three months ended March 31, 2021. The increase is mainly relating to fair value gain from our equity investments in private companies.

Other, net. Others, net primarily consists of non-operating income and expenses. We incurred other gain of RMB0.4 million and RMB0.6 million (US$0.1 million) in the three months ended March 31, 2020 and 2021, respectively.

Income tax expense

We did not incur any income tax expense in the three months ended March 31, 2020 and 2021 due to tax loss position.

Equity in losses or gains of affiliated companies

We recorded equity in gains of affiliated companies of RMB6.6 million in the three months ended March 31, 2020 and loss of affiliated companies of RMB0.3 million (US$0.05 million) in the three months ended March 31, 2021, respectively. The decrease is mainly relating to the variance of these companies’ financial results.

Net loss

As a result of foregoing, our net loss decreased by 5.5% from RMB282.7 million in the three months ended March 31, 2020 to RMB267.2 million (US$40.8 million) in the three months ended March 31, 2021.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 51.3% from RMB2,677.0 million in 2019 to RMB4,050.0 million (US$620.7 million) in 2020.

Revenues from subscription. Our revenues from subscription increased by 41.3% from RMB1,240.2 million in 2019 to RMB1,752.7 million (US$268.6 million) in 2020, primarily driven by the increase in the number of active mobile paying members, evidenced by the increase in our average monthly active mobile paying members in each quarter of 2020, as compared to the same quarter of 2019.

Revenues from advertising. Our revenues from advertising increased by 73.9% from RMB616.2 million in 2019 to RMB1,071.8 million (US$164.3 million) in 2020, driven mainly by the increase in the number of average MAUs and total listening time on our platform, which enhanced our attractiveness to advertisers. In addition, we introduced programmatic advertising in 2019 to improve precision targeting and advertising effectiveness, which in turn also contributed to a significant increase in our revenue from advertising in 2020. In particular, advertising revenue generated from our programmatic advertisements increased from RMB86.8 million in 2019, accounting for 14% of our total advertising revenue in 2019, to RMB359.2 million (US$55.1 million) in 2020, accounting for 34% of our total advertising revenue in 2020.

Revenues from live streaming. Our revenues from live streaming increased by 16.1% from RMB618.1 million in 2019 to RMB717.5 million (US$110.0 million) in 2020, mainly attributable to an increase in our live streaming MAUs from 2.4 million in 2019 to 3.4 million in 2020 and various new functions we introduced in live streaming to enhance users’ willingness to purchase virtual gifts.

Revenues from education services. Our revenues from education services increased by 1,674.4% from RMB12.9 million in 2019 to RMB228.3 million (US$35.0 million) in 2020, primarily due to the increase in paid enrollments for our foundational learning programs for children aged 0-12. The number of paying users who purchased courses and services on our platform grew rapidly in 2020.

Revenues from other innovative products and services. Our revenues from other innovative products and services increased by 47.5% from RMB189.7 million in 2019 to RMB279.7 million (US$42.9 million) in 2020, mainly attributable to the increase in the sales of certain cultural and creative IP derivative works and customized audioization services.

Cost of revenues

Our cost of revenues increased by 36.6% from RMB1,511.3 million in 2019 to RMB 2,064.7 million (US$316.4 million) in 2020, primarily due to our business growth and the expansion of our user base.

Revenue sharing fees. Revenue sharing fees, which primarily consisted of the portion of revenues shared with content creators, copyright owners and live streaming hosts increased by 43.9% from RMB899.7 million in 2019 to RMB1,294.8 million (US$198.4 million) in 2020, in line with the increase in our revenues from subscription, live streaming and education services.

Content costs. Content costs increased by 39.0% from RMB180.9 million in 2019 to RMB251.5 million (US$38.5 million) in 2020 as we continued to acquire high quality licensed content to expand and diversify our content offerings.

Bandwidth costs. Bandwidth costs increased by 49.4% from RMB75.4 million in 2019 to RMB112.7 million (US$17.3 million) in 2020, primarily due to an increase in bandwidth capacity to keep pace with the increase in the number of our active users and their total listening time on our platform.

Gross profit

As a result of the foregoing, our gross profit increased by 70.3% from RMB1,165.7 million in 2019 to RMB1,985.3 million (US$304.3 million) in 2020. Our gross profit margin improved from 43.5% to 49.0% during the same periods.

Total operating expenses

Our total operating expenses increased by 36.5% from RMB1,928.5 million in 2019 to RMB2,632.5 million (US$403.5 million) in 2020.

Research and development expenses. Our research and development expenses increased by 41.3% from RMB433.0 million in 2019 to RMB611.9 million (US$93.8 million) in 2020. The increase was primarily due to the increase in research and development personnel compensation expenses of RMB103.6 million (US$15.9 million), including increase in research and development personnel from as well as increase in average salary of research and development personnel and the share-based compensation of RMB44.6 million (US$6.8 million).

Sales and marketing expenses. Our sales and marketing expenses increased by 40.8% from RMB1,196.0 million in 2019 to RMB1,684.3 million (US$258.1 million) in 2020. This increase was primarily attributable to the increase in user acquisition cost of RMB313.0 million (US$40.8 million), as well as online advertising and marketing to promote our brand image and mobile apps of RMB72.0 million (US$11.0 million) in 2020. In addition, the commission to distributors and other platform increased in line with the expansion of our revenue.

General and administrative expenses. Our general and administrative expenses increased by 17.6% from RMB327.4 million in 2019 to RMB384.9 million (US$59.0 million) in 2020. This increase was primarily attributable to (i) the increase in our employee salary and benefit expenses of RMB38.3 million (US$5.9 million) and (ii) the increase in professional service expenses, partially offset by the decrease in allowance for doubtful receivables.

Other income, net. Our other income (net) increased by 74.2% from RMB27.9 million in 2019 to RMB48.6 million (US$7.4 million) in 2020. This increase was primarily attributable to government subsidies resulting from our cooperation in audio business with local governments in China.

Loss from operations

Our loss from operations decreased by 15.2% from RMB762.8 million in 2019 to RMB647.2 million (US$99.2 million) in 2020.

Other income/(expenses)

Investment income. Our investment income increased by 18.1% from RMB13.4 million in 2019 to RMB15.8 million (US$2.4 million) in 2020. The change in investment income was mainly due to investment gain arising from the disposal of our equity investments.

Interest income. Our interest income decreased by 71.9% from RMB5.5 million in 2019 to RMB1.6 million (US$0.2 million) in 2020.

Interest expense. Our interest expense increased by 55.3% from RMB22.5 million in 2019 to RMB35.0 million (US$5.4 million) in 2020. The increase is mainly relating to the increase in bank loans and debts in connection with our reorganization.

Foreign exchange gain (loss). We recorded foreign exchange losses of RMB3.3 million in 2019, and RMB1.7 million (US$0.3 million) in 2020, respectively.

Fair value change of equity securities investments. Our fair value change of equity securities investments increased by 6,956.1% from RMB0.5 million in 2019 to RMB33.0 million (US$5.1 million) in 2020. The increase is mainly relating to fair value gain from our equity investments in private companies.

Other, net. Others, net primarily consists of non-operating income and expenses. We incurred other gain of RMB0.4 million and RMB4.3 million (US$0.7 million) in 2019 and 2020, respectively.

Income tax expense

We did not incur any income tax expense in 2019 and 2020 due to tax loss position.

Equity in losses or gains of affiliated companies

We recorded equity in loss of affiliated companies of RMB4.5 million in 2019 and gains of affiliated companies of RMB24.2 million (US$3.7 million) in 2020, respectively. The increase is mainly relating to the increase of these companies’ financial results.

Net loss

As a result of foregoing, our net loss decreased by 21.8% from RMB773.3 million in 2019 to RMB605.1 million (US$92.7 million) in 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues increased by 81.4% from RMB1,475.8 million in 2018 to RMB2,677.0 million in 2019.

Revenues from subscription. Our revenues from subscription increased by 92.7% from RMB643.7 million in 2018 to RMB1,240.2 million in 2019, primarily driven by the increase in the number of active mobile paying members, evidenced by the increase in our average monthly active mobile paying members in each quarter of 2019, as compared to the same quarter of 2018, as well as the increase in sales of on-demand individual albums as we continue to optimize our content recommendation services.

Revenues from advertising. Our revenues from advertising increased by 46.9% from RMB419.4 million in 2018 to RMB616.2 million in 2019, mainly driven by the increase in the number of average MAUs and total listening time on our platform, which enhanced our attractiveness to advertisers.

Revenues from live streaming. Our revenues from live streaming increased by 95.5% from RMB316.2 million in 2018 to RMB618.1 million in 2019, mainly attributable to an increase in our live streaming MAUs from 1.6 million in 2018 to 2.4 million in 2019 and various new functions we introduced in live streaming to enhance users’ willingness to purchase virtual gifts.

Revenues from education services. We generated education services revenue since 2019. We recorded revenue from education services of zero in 2018 and of RMB12.9 million in 2019.

Revenues from other innovative products and services. Our revenues from others innovative services and product increased by 96.6% from RMB96.5 million in 2018 to RMB189.7 million in 2019, mainly attributable to the increase in the sales of in-house developed IoT devices and cultural and creative IP derivative works.

Cost of revenues

Our cost of revenues increased by 82.4% from RMB828.6 million in 2018 to RMB1,511.3 million in 2019, primarily due to our business growth and the expansion of our user base.

Revenue sharing fees. Revenue sharing fees, which primarily consisted of the portion of revenues shared with content creators, copyright owners and live streaming hosts increased by 96.5% from RMB457.8 million in 2018 to RMB899.7 million in 2019, primarily in line with the growth in our revenues from subscription and live streaming.

Content costs. Content costs increased by 46.9% from RMB123.2 million in 2018 to RMB180.9 million in 2019 as we continued to acquire high quality licensed content to expand and diversify our content offerings.

Payment handling costs. Payment handling costs increased by 65.7% from RMB91.1 million in 2018 to RMB150.9 million in 2019, primarily due to the increase in subscription and live streaming revenues.

Procurement cost of IoT devices. Procurement cost of IoT devices increased by 130.0% from RMB58.2 million in 2018 to RMB133.9 million in 2019, primarily due to the increase in revenue of other innovative products and services, especially IoT devices.

Bandwidth costs. Bandwidth costs increased by 49.2% from RMB50.6 million in 2018 to RMB75.4 million in 2019, primarily due to an increase in bandwidth capacity to keep pace with the increase in the number of active users and their total listening time on our platform.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 80.1% from RMB647.2 million in 2018 to RMB1,165.7 million in 2019. Our gross profit margin remained relatively stable at 43.6% during the same period.

Total operating expenses

Our total operating expenses increased by 41.4% from RMB1,363.5 million in 2018 to RMB1,928.5 million in 2019.

Research and development expenses. Our research and development expenses increased by 73.5% from RMB249.6 million in 2018 to RMB433.0 million in 2019. The increase was primarily due to the increase in research and development personnel compensation expenses of RMB155.3 million, including increase in research and development personnel and increase in average salary of research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses increased by 27.2% from RMB939.9 million in 2018 to RMB1,196.0 million in 2019. This increase was primarily attributable to the increase in online advertising and marketing to promote our brand image and mobile apps of RMB210.6 million in 2019. In addition, the commission to distributors and other platform increased in line with the expansion of our revenue.

General and administrative expenses. Our general and administrative expenses increased by 74.4% from RMB187.7 million in 2018 to RMB327.4 million in 2019. This increase was primarily attributable to (i) the increase in our employee salary and benefit expenses of RMB100.1 million, (ii) the increase in professional service expenses, and (iii) the increase in office expenses.

Other income, net. Our other income (net) increased by 103.4% from RMB13.7 million in 2018 to RMB27.9 million in 2019. This increase was primarily attributable to government subsidies resulting from our cooperation in audio business with local governments in China.

Loss from operations

Our loss from operations slightly increased by 6.5% from RMB716.2 million in 2018 to RMB762.8 million in 2019.

Other income/(expenses)

Investment income. Our investment income decreased by 40.8% from RMB22.6 million in 2018 to RMB13.4 million in 2019. The change in investment income was mainly due to the decrease of wealth management products we purchased from banks.

Interest income. Our total interest income increased by 20.5% from RMB4.6 million in 2018 to RMB5.5 million in 2019.

Interest expense. Our interest expense increased by 130.6% from RMB9.8 million in 2018 to RMB22.5 million in 2019. The increase is mainly relating to the increase in bank loans and debts in connection with our reorganization.

Foreign exchange gains (losses). We recorded foreign exchange gain of RMB1.9 million in 2018 and recorded foreign exchange loss of RMB3.3 million in 2019, respectively.

Fair value change of equity securities investees. Our fair value change of equity investees decreased by 91.8% from RMB5.7 million in 2018 to RMB0.5 million in 2019. The decrease is mainly relating to fair value gain from our equity investments in private companies.

Other, net. Others, net primarily consists of non-operating income and expenses. We incurred other gain of RMB1.1 million and RMB0.4 million in 2018 and 2019, respectively.

Income tax expense

We did not incur any income tax expense in 2018 and 2019 due to tax loss position.

Equity in loss of affiliated companies

Our equity in loss of affiliated companies of decreased by 94.6% from RMB83.6 million in 2018 to RMB4.5 million in 2019. The equity loss in 2018 was mainly related to one equity method investment and the carry amount of such investment was reduced to zero as of December 31, 2018. Thus, no such continue equity in loss recorded in 2019.

Net loss

As a result of foregoing, our net loss slightly decreased from RMB773.7 million in 2018 to RMB773.3 million in 2019.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and operating results for the quarters presented.

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Revenue	482,800	624,700	628,053	941,455	699,275	905,915	1,042,239	1,402,592	1,155,230
Subscription	237,273	285,166	316,896	400,834	393,956	401,729	444,840	512,126	515,542
Advertising	74,149	143,671	98,349	300,030	100,812	217,985	289,226	463,763	265,713
Live streaming	128,044	162,339	162,352	165,355	147,470	177,062	167,166	225,815	189,974
Education services	—	401	2,336	10,132	25,179	44,019	68,163	90,988	149,835
Other innovative products and services	43,334	33,123	48,120	65,104	31,858	65,120	72,844	109,900	34,166
Cost of revenues	(311,818)	(351,955)	(386,620)	(460,944)	(437,810)	(457,415)	(504,822)	(664,655)	(589,617)

Gross profit	170,982	272,745	241,433	480,511	261,465	448,500	537,417	737,937	565,613
Operating expenses:
Research and development expenses	(95,227)	(97,719)	(111,624)	(128,392)	(170,820)	(136,624)	(149,501)	(154,936)	(172,036)
Sales and marketing expenses	(277,626)	(268,531)	(215,143)	(434,701)	(291,775)	(333,313)	(385,731)	(673,460)	(565,223)
General and administrative expenses	(60,380)	(77,675)	(80,415)	(108,960)	(93,275)	(83,622)	(94,800)	(113,245)	(144,607)
Other income, net	739	1,720	16,155	9,268	995	23,410	13,541	10,630	10,672

Total operating expenses	(432,494)	(442,205)	(391,027)	(662,785)	(554,875)	(530,149)	(616,491)	(931,011)	(871,194)

Loss from operations	(261,512)	(169,460)	(149,594)	(182,274)	(293,410)	(81,649)	(79,074)	(193,074)	(305,581)

Investment income	2,700	5,216	1,764	3,708	2,125	3,363	2,046	8,277	14,039
Interest income	756	2,890	769	1,116	840	305	116	295	1,415
Interest expense	(6,009)	(1,354)	(7,334)	(7,813)	(11,347)	(14,304)	(8,678)	(635)	(847)
Foreign exchange gains (losses)	275	(47)	(2,361)	(1,152)	731	(1,209)	913	(2,107)	826
Fair value change of equity securities investments	—	—	—	467	11,333	(708)	3,005	19,322	22,620
Others, net	269	182	(8)	(4)	384	389	2,375	1,122	589

Loss before income tax expenses and equity in (losses) gains of affiliated companies	(263,521)	(162,573)	(156,764)	(185,952)	(289,344)	(93,813)	(79,297)	(166,800)	(266,939)
Income tax expense	—	—	—	—	—	—	—	—	—
Equity in (losses) gains of affiliated companies	1,579	3,251	2,138	(11,440)	6,624	9,324	10,059	(1,829)	(309)

Net loss	(261,942)	(159,322)	(154,626)	(197,392)	(282,720)	(84,489)	(69,238)	(168,629)	(267,248)

Our quarterly revenues generally increased over these periods, subject to certain seasonal fluctuations. We typically generate less revenue in first quarter of each year, primarily due to less user traffic and business activities during Chinese New Year holiday season. Our quarterly cost of revenues generally increased during these periods, which was in line with the growth trend of our revenues. Our quarterly total operating expenses generally showed a gradual increasing trend during these periods with certain fluctuations as we incurred those operating expenses generally in line with our business development and operations. The trend we have experienced in the past may not apply to, or be indicative of, our future results of operations.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, payments of dividends by us to our shareholders will not be subject to taxation in the Cayman Islands, and no withholding tax will be imposed on the payment of a dividend to any holder of our shares.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are exempted from income tax on their foreign-derived incomes in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.

United States

Our subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84%.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, 2019, 2020 or the three months ended March 31, 2021.

PRC

Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Shanghai Ximalaya and other four subsidiaries obtained the “High and New Technology Enterprises” (“HNTE”) certificate with a valid period of three years during the track record periods. Therefore, Ximalaya VIE and other four subsidiaries are eligible to enjoy a preferential tax rate of 15% to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting process and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We plan to implement a number of measures to address the material weakness, including: (1) hiring additional qualified resources equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and; (4) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of their period-end financial closing process. We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. As of the date of this prospectus, we just started to implement these remedial measures and have not made any material progress. We estimate that we will fully implement those remedial measures by the end of 2022 and incur remediation costs, including but not limited to professional service fee, recruitment fee, training fee and others, of approximately US$5 million. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Relating to our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Liquidity and Capital Resources

Cash flows and working capital

To date, we have financed our operating and investing activities through cash generated by historical issuance of convertible redeemable preferred shares. As of December 31, 2018, 2019 and 2020, our cash, cash equivalents and restricted cash were RMB500.7 million, RMB215.1 million and RMB1,152.6 million (US$176.6 million), respectively. As of March 31, 2021, our cash, cash equivalents and restricted cash were RMB495.8 million (US$75.7 million). Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our restricted cash mainly represents secured deposits held in designated bank accounts as security for short-term debts arrangement and is recorded separately in the consolidated balance sheet.

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and by jurisdiction as of March 31, 2021:

	As of March 31, 2021
	PRC		Hong Kong	Cayman Islands	U.S.	Japan	Total
	VIE	Non-VIE
	(RMB equivalent, in thousands)
Currency
Renminbi	266,629	171,043	16	235	—	—	437,923
U.S. dollars	24	—	2,257	28,370	24,358	1,048	56,057
Others	—	—	—	—	—	1,169	1,169

Total	266,653	171,043	2,273	28,605	24,358	2,217	495,149

For restrictions on foreign exchange imposed by PRC government and our ability to convert Renminbi into foreign currencies and remittance of currency out of China, see “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Regulation—Regulations on Foreign Exchange.”

As of December 31, 2018, 2019 and 2020, we had short-term investments of RMB329.1 million, RMB577.1 million and RMB917.4 million (US$140.6 million), respectively. As of March 31, 2021, we had short-term investments of RMB1,644.9 million (US$251.1 million). Our short-term investments primarily consist of RMB-denominated wealth management products with maturity period within one year that we purchased from various reputable financial institutions in China. All of the balance of our short-term investments as of March 31, 2021 represented RMB-denominated wealth management products purchased in China, among which the short-term investments held by our VIEs and other entities were RMB764.9 million and RMB880.0 million, respectively. The underlying investments of these wealth management products primarily include, among others, low-risk bond products, money market instruments and gold. Pursuant to the applicable PRC laws and regulations, the return of principal of those wealth management products is generally not guaranteed. We did not experience any loss of principal historically and do not expect to experience such loss in the future considering the nature of those wealth management products and their underlying investments. Those wealth management products are readily convertible into cash upon the expiration of their terms, most of which are within 90 days. We prudently manage our short-term investments portfolio and their respective term to ensure that we have short-term investments readily convertible into cash from time to time in the event that there is a need for liquidity.

We had working capital (defined as total current assets deducted by total current liabilities) of RMB869.6 million (US$132.7 million) as of March 31, 2021.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have raised capital through private placements to investors and will use cash generated from our future operating activities and the net proceeds raised in this offering to meet our ongoing working capital needs and fund our continuous growth. In terms of business initiatives, we will continue to (i) strengthen our monetization effort through providing more innovative products to users in China and overseas, (ii) develop a wider and more diversified content creator base to gain more pricing power as part of our content sourcing efforts, and (iii) prudently manage our costs and operating expenses, including revenue sharing fees cost and advertising and promotional expenses, while achieving sustainable growth.

We believe that our current cash and cash equivalents, our short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the completion of this offering. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(92,495)	(389,425)	45,596	6,987	(65,592)	(252,405)	(38,524)
Net cash (used in) provided by investing activities	(508,489)	(758,954)	(643,473)	(98,616)	145,365	(911,311)	(139,093)
Net cash provided by financing activities	663,460	860,489	1,543,207	236,507	69,952	517,350	78,962
Net increase (decrease) in cash, cash equivalents and restricted cash	62,476	(287,890)	945,330	144,878	149,725	(646,366)	(98,655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,286	2,357	(7,830)	(1,200)	1,719	(10,460)	(1,597)
Cash, cash equivalents and restricted cash at the end of year/period	500,669	215,136	1,152,636	176,649	366,580	495,810	75,675

Operating activities

Net cash used in operating activities was RMB252.4 million (US$38.5 million) in the three months ended March 31, 2021. The difference between our net cash provided by operating activities and our net loss of RMB267.2 million (US$40.8 million) was due to the combined effect of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included amortization of licensed copyrights of RMB75.0 million (US$11.5 million) as a result of continued expansion of our content portfolio to maintain our market leadership, share-based compensation expenses of RMB18.4 million (US$2.8 million), partially offset by fair value change of equity securities investments of RMB22.6 million (US$3.5 million). Changes in working capital mainly resulted from an increase in accounts payable of RMB57.6 million (US$8.8 million), a decrease in accounts receivable of RMB37.1 million (US$5.7 million), partially offset by a decrease in accrued liabilities and other current liabilities of RMB45.3 million (US$6.9 million), a decrease in salary and welfare payable of RMB44.3 million (US$6.8 million) and a decrease in contract liabilities of RMB32.0 million (US$4.9 million).

Net cash provided by operating activities was RMB45.6 million (US$7.0 million) in 2020. The difference between our net cash provided by operating activities and our net loss of RMB605.1 million (US$92.7 million) was due to the combined effect of adjustments for non-cash items and changes in operating assets and liabilities. One primary non-cash item that caused operating cash inflow was the amortization of licensed copyrights amounting to RMB221.8 million (US$34.0 million) as a result of continued expansion of our content portfolio to maintain our market leadership. Another principal non-cash item was RMB58.3 million (US$8.9 million) share-based compensation expense. Also, the increase in accounts payable, contract liabilities, and accounts receivable of RMB202.1 million (US$31.0 million), RMB152.9 million (US$23.4 million) and RMB92.2million (US$14.1 million), respectively, were attributable to our business expansion.

Net cash used in operating activities was RMB389.4 million in 2019. The difference between our net cash used in operating activities and our net loss of RMB773.3 million was due to the combined effect of adjustments for non-cash items and changes in operating assets and liabilities. A non-cash item that caused operating cash inflow was the amortization of licensed copyrights amounting to RMB181.7million as a result of continued expansion of our content portfolio to maintain our market leadership. Also, the increase in accounts payable, contract liabilities, and accounts receivable of RMB51.0 million, RMB209.5 million and RMB65.4 million, respectively were attributable to our business expansion.

Net cash used in operating activities was RMB92.5 million in 2018. The difference between our net cash used in operating activities and our net loss of RMB773.7 million was due to the combined effect of adjustments for non-cash items and changes in operating assets and liabilities. A non-cash item that caused operating cash inflow was the amortization of licensed copyrights amounting to RMB123.7million as a result of continued expansion of our content portfolio to maintain our market leadership. Also, the increase in accounts payable, contract liabilities, and accounts receivable of RMB271.2 million, RMB180.2 million and RMB52.4 million respectively were attributable to our business expansion.

Investing activities

Net cash used in investing activities in three months ended March 31, 2021 was RMB911.3 million (US$139.1 million), which was primarily attributable to purchase of short-term investments of RMB4,037.7 million (US$616.3 million), purchase of intangible assets such as licensed content of RMB108.3 million (US$16.5 million), purchase of property and equipment of RMB58.7 million (US$9.0 million), payment for acquisitions of long-term investments of RMB31.0 million (US$4.7 million), partially offset by proceeds from maturity of short-term investments of RMB3,324.3 million (US$507.4 million).

Net cash used in investing activities in 2020 was RMB643.5 million (US$98.6 million) in 2020, which was primarily attributable to purchase of short-term investments of RMB8,059.3 million (US$1,235.1 million), purchase of intangible assets such as licensed content of RMB243.9 million (US$37.4 million), purchase of property and equipment of RMB47.4 million (US$7.3 million), payment for acquisitions of long-term investments of RMB32.9 million (US$5.0 million), partially offset by proceeds from maturity of short-term investments of RMB7,730.4 million (US$1,184.7 million) and proceeds from disposal of equity securities investments RMB9.5 million (US$1.5 million).

Net cash used in investing activities in 2019 was RMB759.0 million, primarily due to purchase of short-term investments of RMB6,966.9 million, purchase of intangible assets such as licensed content of RMB332.9 million, purchase of property and equipment of RMB111.4 million, payment for acquisitions of long-term investments of RMB95.2 million, partially offset by proceeds from maturity of short-term investments of RMB6,738.0 million.

Net cash used in investing activities in 2018 was RMB508.5 million, primarily due to purchase of short-term investments of RMB6,018.9 million, purchase of intangible assets such as licensed content of RMB158.9 million, purchase of property and equipment of RMB57.5 million, payment for acquisitions of long-term investments of RMB242.6 million, loans provided to affiliated companies of RMB49.4 million, partially offset by proceeds from maturity of short-term investments of RMB6,018.8 million.

Financing activities

Net cash provided by financing activities in three months ended March 31, 2021 was RMB517.4 million (US$79.0 million), primarily attributable to (i) proceeds of RMB550.3 million (US$84.0 million) from our issuance of Series E convertible redeemable preferred shares, and (ii) net repayment of short-term loans we paid of RMB49.0 million (US$7.5 million).

Net cash provided by financing activities in 2020 was RMB1,543.2 million (US$236.5 million), primarily attributable to (i) proceeds of RMB2,429.6 million (US$372.4 million) from our issuance of Series E convertible redeemable preferred shares, (ii) payment for repurchase of RMB309.3 million (US$47.4 million) of convertible redeemable preferred shares, (iii) refund of advance payment for subscription of preferred shares of RMB191.9 million (US$29.4 million) and (iv) net repayment of short-term loans we received of RMB388.5 million (US$59.5 million).

Net cash provided by financing activities in 2019 was RMB860.5 million, primarily attributable to (i) proceeds of RMB2,417.5 million from our issuance of Series E convertible redeemable preferred shares, (ii) payment for repurchase of RMB1,423.4 million of convertible redeemable preferred shares, (iii) refund of advance payment for subscription of preferred shares of RMB101.0 million and (iv) net repayment of short-term loans we received of RMB61.5 million.

Net cash provided by financing activities in 2018 was RMB663.5 million, primarily attributable to (i) proceeds of RMB1,224.3 million from our issuance of Series D and E convertible redeemable preferred shares, (ii) repurchase of RMB868.5 million of convertible redeemable preferred shares and repurchase of RMB198.3 million of Series Angel preferred shares, and (iii) proceeds from short-term loans we received of RMB500.0 million.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were RMB216.4 million in 2018, RMB444.3 million in 2019 and RMB291.2 million in 2020. We also incurred capital expenditures of RMB167.0 million in the three months ended March 31, 2021. Purchases of intangible assets, which primarily consist of licensed copyrights, accounted for 73%, 75%, 84% and 65% of our total capital expenditures in 2018, 2019 and 2020 and in the three months ended March 31, 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

	As of December 31,
	Total	2021	2022	2023	2024	2025 and thereafter
		(RMB in thousands)
Operating lease commitments(1)	178,454	40,995	44,176	42,090	41,794	9,399
Purchase commitments(2)	425,985	98,481	40,787	40,787	145,930	100,000
Total	604,439	139,476	84,963	82,877	187,724	109,399

Notes:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.
(2)	Purchase commitments consist of the purchase commitments related to the licensed copyrights.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2021.

Holding Company Structure

Ximalaya Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries in China. As a result, Ximalaya Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign exchange risk

Our revenues and expenses are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We estimate that we will receive net proceeds of approximately US$                million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB                to US$1.00 as of                to a rate of RMB                to US$1.00, will result in an increase of RMB                million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB                to US$1.00 as of                to a rate of RMB                to US$1.00, will result in a decrease of RMB                million in our net proceeds from this offering.

Inflation risk

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation

Our consolidated financial statements include the financial statements of us, our subsidiaries, our VIEs and the VIE’s subsidiaries for which we or our subsidiary is the primary beneficiary. All transactions and balances among us, our subsidiaries, our VIEs and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, (1) control more than one half of the voting power, (2) have the power to appoint or remove the majority of the members of the board of directors, (3) cast a majority of votes at the meeting of the board of directors, or (4) govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

We apply the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIEs. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

Revenue recognition

We early adopted ASC topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, by applying the full retrospective method for all periods presented. Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; or

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict our performance in satisfying the performance obligation:

•	direct measurements of the value transferred by us to the customer; or

•	our efforts or inputs to the satisfaction of the performance obligation.

Our revenues are derived principally from (i) subscription, (ii) advertising, (iii) live streaming, (iv) education services, and (v) other innovative products and services.

Subscription

We offer subscription services, including membership subscription services and paid on-demand listening services, which is primarily driven by our ability to attract and retain members on our platform.

Membership subscription

Our membership subscription services provide members with unlimited streaming and downloading of albums with the “VIP” mark in exchange for a nonrefundable upfront membership fee. Membership periods range from one month to twelve months, and in certain promotion or renew situation, the membership periods would be extended to three years. The membership subscription is required to pay cash in advance and is not subject to refund. The receipt of membership fees is initially recorded as a contract liability and revenue is recognized ratably over the membership period as services are rendered. When membership is sold through designated distributors to end users, the distributors are considered agent of us.

Membership subscriptions are sometimes bundled with some other goods and services, such as hardware, and sold as a package at a discounted price to the customer. In determining whether membership and other goods and services are distinct performance obligations, we consider the following factors: whether these products and services are often sold separately, the nature of these performance obligations, and the inter-dependency among these performance obligations. We have concluded that membership subscription and other goods and services included in bundled-sale contracts with multiple performance obligations are distinct. Transaction price is allocated to the membership and other goods and services according to their relative stand-alone selling price (“SSP”).

In addition, we enter into joint membership programs with other platforms. Users who subscribe for the joint membership can get membership from us and from the other platform at the same time. The transaction is considered as two distinct performance obligations, one is to sell our membership and the other one is to provide agency service to other platforms to sell their memberships from accounting perspective. For the sales of our membership, we are the principal for providing our own membership subscription to the users. For the agency service, we are an agent to other platform and earns commission income. The revenue amount recognized is based on their relative SSP. The commission service provided by the other platform to us is recognized as contract acquisition cost and is recorded in sales and marketing expenses immediately as the contract period is less than one year.

The above-mentioned SSP is the price at which we would sell a promised product or service separately to a customer. We determine SSP for each distinct performance obligation by reference to our overall pricing objectives and observable prices of products or services sold or priced separately on the market. The SSP of membership subscription is determined by reference to the fee of membership subscription that we sell separately for the same membership period. Similarly, the SSP for hardware of a bundled sale is by reference to selling price when hardware is sold individually. The SSP of agency service is determined by reference to service fees that would have been charged if membership subscription is sold through third-party agents. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

The price of the membership is recognized ratably over the membership period. The price of the other goods or services is recognized upon the delivery of goods or performance of the services. The price of commission income is recognized as other revenue when the membership of the other platform is sold by us.

Paid on-demand listening services

We sell the paid albums to users through our platform or the distributors designated by us. Users can either stream the paid album online or download and listen offline. The purchase of paid album is required to pay cash in advance and could be refund with 7 or 14 days after purchase if the customer has only streamed/downloaded a number of episodes below the maximum number allowed under the return policy (usually ranging from 2 to 5 episodes).

The content of the paid albums (“Content”, which is available for download) and the on-line streaming service (“Streaming”) are considered as two distinct performance obligations. We use a cost-plus margin method to estimate the SSP for Content of a Paid Album and Streaming as there is no directly observable SSP for the two separately. The transaction price allocated to the Content is recognized as revenue once the Content becomes available to the users for download while the transaction price allocated to Streaming service is recognized as revenue over the expected streaming period of the album in a manner that is most depictive of the pattern of how the service is transferred to the customer (e.g. customer’s usage pattern of the streaming service), which may differ depending on the Content’s nature/category. A paid album usually includes multiple episodes which are made available to customers when they make the purchase, or by installment according to estimated schedule (e.g. one or two new episodes per week within 3 months). The transaction price attributable to the undelivered episodes is recorded as a contract liability. For the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2021, the revenue related to the streaming service was not material.

Advertising

We generate advertising revenues from provision of online advertising. Advertisements on our platform are generally charged on the basis of the number of thousand-impressions during the period of display, and advertising contracts are signed to specify the type of advertising services, pricing, insertion dates and number of impressions in a stated period. The display advertising revenues are recognized based on number of qualified displays upon occurrence of display (output method) as it provides a faithful depiction of the service transfer pattern. The display advertising services are billed upon the completion of such services.

We provide sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

We also enter into cost per action (e.g. users click on links) advertising arrangements with advertisers, under which we recognize revenues based on the number of actions completed resulted from the advertisements. The cost per action advertising services are required to pay cash in advance.

We have been engaged in certain advertising barter transactions, which primarily involved noncash exchanges of advertising services rendered by us for advertising and promotional benefits provided by the counterparties which are mainly comprised of third-party retailers and online platforms. With the barter transactions, we monetize our advertising spots to provide the third-party counterparties a channel to promote their businesses while the counterparties are effectively monetizing their advertising spots for promoting our business. We determine whether a barter transaction has commercial substance based on its assessment of whether our future cash flows is expected to change as a result of such contract. We measure the noncash consideration at contract inception at fair value based on the standalone selling price of the advertising services received from the counterparties. When the standalone selling price of advertising services provided is more reliable than the price of advertising service received, we use the standalone selling price of advertising services provided as a surrogate of the standalone selling price of advertising services received.

The advertising revenues from barter transaction are recognized at gross as the service is transferred with a corresponding advertising expenses for the services received. For the years ended December 31, 2018, 2019 and 2020, revenue from rendering advertising services in exchange for non-cash consideration was RMB89.6 million, RMB225.9 million and RMB279.9 million, respectively. For the years ended December 31, 2018, 2019 and 2020, the advertising expense for the services received from the counterparties was RMB89.6 million, RMB197.4 million and RMB308.4 million, respectively. For the three months ended March 31, 2020 and 2021, revenue from rendering advertising services in exchange for non-cash consideration was RMB8.3 million and RMB21.5 million, respectively. For the three months ended March 31, 2020 and 2021, the advertising expense for the services received from the counterparties was RMB22.0 million and RMB21.5 million, respectively. As of December 31, 2018, 2019 and 2020, the balance for advertising barter transaction recorded as prepaid marketing expenses in prepayments and other current assets, which represents the advertising services that have not been received from third-party counterparties but we have fulfilled the obligation of providing advertising services, was nil, RMB28.5 million and nil, respectively. As of March 31, 2021, the obligation of providing advertising services has been fulfilled by both third-party counterparties and us.

Live streaming

We operate a live streaming platform, which enable broadcasters and users to interact with each other during live streaming. Users can access the platform and listen to the broadcasters’ show for free. Users can purchase virtual currency and use the virtual currency in the platform to acquire consumable virtual gifts to be presented to hosts to show their support, or time-based virtual items, which enables users to enjoy additional functions for a specified time period. We generate revenue mainly from sales of consumable virtual gifts in the platform. We and broadcasters share the considerations of virtual gifts based on some compensation mechanism designed by us. The purchase of virtual gifts is required to pay cash in advance and is not subject to refund.

We design, create and offer various virtual gifts for sales to users with pre-determined selling price, monitors the content of live streaming and determines the compensation mechanism for the broadcasters. Therefore, revenues derived from the sale of virtual gifts are recorded on a gross basis (i.e. at the amount that the users pay for the virtual gifts) as we act as the principal in the transaction. Compensations to broadcasters represent costs incurred from services provided by the broadcasters and are recognized as cost of revenues. Revenue from the sale of consumable virtual gifts is recognized when presented to the host or showed in the live streaming room by the user, or, in the case of time-based virtual items, recognized over the validity period ranging from 1 to 30 days during which each virtual item is made available to the user. Virtual currency sold but not yet consumed by the users is recorded as a contract liability. For the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021, the revenue related to the time-based virtual items was not material.

In certain instances, broadcasters send virtual currency to users in broadcasting rooms for interaction with users and increase of their popularity. The virtual currency sent by the broadcaster is purchased by the broadcaster in cash. As such, cash received from the virtual currency sent to users is deferred until users use it to purchase virtual gifts in the future which is accounted for as a reduction in cost of revenues. For the years ended December 31, 2018, 2019 and 2020, the amounts recorded as a reduction in cost of revenues was RMB2.1 million, RMB9.5 million and RMB9.6 million, respectively. For the three months ended March 31, 2020 and 2021, the amounts recorded as a reduction in cost of revenues was RMB3.0 million and RMB1.1 million, respectively.

We also offer noble membership that include combinations of virtual currency and exclusive privileges, which are generally capable of being distinct and accounted for as separate performance obligations. As we do not sell the privilege separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021, the noble membership program was not material.

Education services

We generate education services revenue mainly from providing learning services focusing on education for users aged 0-12 years, subject-specific boot camps and vocational training, as well as training programs designed for businesses to provide workplace and skillset training. The accounting policy of revenue recognition for education services is same as the revenue recognition for paid-on demand listening services due to same sales model.

Other innovative products and services

We also generate revenue from other innovative products and services, mainly including the sales of smart devices and other cultural and creative products, through direct sales or distributors. When the smart device is sold through distributors to the end users, the distributor is the principal for selling smart devices to end users as it is the primary obligor of the smart devices and bears significant inventory risk. We bill and recognize revenue generated from sales of smart devices net of discounts and return allowance when the revenue generated from sales of smart devices is delivered and control passes to users. We offer a standard product warranty of one year that the product will operate under normal use. At the time when revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The revenue generated from other innovative products is recognized when control of products is passed to users.

Share-based compensation and valuation of our ordinary shares

We follow ASC 718, Compensation—Stock Compensation, to determine whether a share award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and management classified as equity awards are recognized in the financial statements based on their grant date fair values.

We early adopted Accounting Standards Update (“ASU”) 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to be consistent with its ASC 606 adoption date as of January 1, 2017. Upon the adoption of this guidance, we no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The impact of the adoption is not material.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the share based awards that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. We recognize the effect of forfeitures in compensation costs when they occur. For the share-based awards granted by the Founders to our employees or non-employees for the services provided or to be provided to us, the compensation expense of these awards is pushed down to us.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modified awards’’). Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the incremental compensation cost is recognized over the remaining requisite service period, if any. For the modification from improbable-to-improbable, we will recognize compensation cost equal to the fair value of the awards at the modification date when we determine it is probable the employees will vest in the modified awards.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2018, 2019 and 2020 were estimated using the following assumptions:

	For the Year ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2021
Expected volatility	52.78 – 54.22%	51.58% – 52.11%	51.58% – 52.46%	50.73%
Risk-free interest rate	3.22% – 3.75%	1.8% – 2.13%	0.82% – 1.29%	1.96%
Expected dividend yield	0%	0%	0%	0%
Contractual term	10 years	10 years	10 years	10 years
Expected forfeiture rate (post-vesting)	0% or 5%	0% or 5%	0% or 5%	5%
Fair value of the ordinary share on the date of option grant (US$)	US$4.27 –US$5.67	US$6.41 –US$7.09	US$7.09 –US$10.06	US$15.03

Notes:

(1)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese government bonds and U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(2)	We have no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option, grants indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price	Fair Value of Option	Fair Value of Ordinary Shares	Discount for Lack of Marketability	Discount Rate	Type of Valuations
Jan 1, 2018	1,525,615	US$3.08	US$2.95 –US$3.46	US$4.27	26%	20.5%	Contemporaneous
Mar 31, 2018	165,828	US$3.08	US$2.95 –US$3.05	US$4.63	26%	20.0%	Contemporaneous
Jun 30, 2018	445,756	US$3.08	US$3.01 – US$3.12	US$4.80	25%	20.0%	Contemporaneous
Sep 30, 2018	177,066	US$3.08	US$3.36	US$5.18	25%	20.0%	Contemporaneous
Dec 31, 2018	58,173	US$3.08	US$3.71	US$5.67	25%	20.0%	Contemporaneous
Jul 22, 2019	3,226,325	US$4.70	US$3.64 – US$4.35	US$6.41	25%	19.0%	Contemporaneous
Sep 30, 2019	333,119	US$4.70	US$3.85 – US$4.01	US$6.64	24%	19.0%	Contemporaneous
Dec 31, 2019	103,761	US$4.70	US$4.29	US$7.09	23%	18.0%	Contemporaneous
Jan 1, 2020	1,501,536	US$4.70 –U$7.53	US$3.66 – US$4.41	US$7.09	23%	18.0%	Contemporaneous
Mar 31, 2020	234,937	US$4.70 – U$5.43	US$4.55 – US$4.82	US$7.85	22%	18.0%	Contemporaneous
Jun 30, 2020	44,000	US$5.43	US$5.09	US$8.58	21%	18.0%	Contemporaneous
Sep 30, 2020	8,000	US$5.43	US$6.02	US$9.67	19%	17.5%	Contemporaneous
Dec 31, 2020	14,000	US$5.43	US$6.42	US$10.06	17%	17.0%	Contemporaneous
Mar 25, 2021	14,748,112	US$5.43-US$6.51	US$9.50-US$11.05	US$15.03	5%	15.0%	Contemporaneous

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event or redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2020 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Fair value of our ordinary shares increased from US$4.27 in Jaunary 2018 to US$5.67 in December 2018, further to US$7.09 in December 2019, to US$10.06 in December 2020 and to US$15.03 in March 2021 primarily due to:

•	We have achieved strong growth of our business, as measured in terms of MAUs, total listening time and total revenues.

•

A review of our actual financial performance achieved in 2020 and first quarter of 2021, which made our projected financials less uncertain and decreased our discount rate from 20.5% in January 2018 to 17% in December 2020, further to 15% in March 2021.

•	The marketability discount decreased from 26% in January 2018 to 17% in December 2020, further to 5% in March 2021.

•

As we progressed further towards this offering, we increased our estimated probability of a successful offering. As our preferred shares would be converted into ordinary shares upon the completion of this offering, the increase in the estimated probability of this offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares.

Intangible assets, net

Licensed copyrights

We purchase various types of licensed copyrights from copyright owners (licensor) to meet the needs of the online audio business. The licensed copyrights of content are recorded in intangible assets. Intangible assets are measured at cost minus accumulative amortization and impairment loss if any in accordance with ASC topic 350, Intangibles-Goodwill and Other (“ASC 350”).

We monetize the licensed copyrights through either selling audio contents to paid users on album by album basis (“Sales Model” i.e. paid on-demand licensing services) or through paid membership programs (“Membership Subscription Model”). Some audios are also offered to users for free for the purpose of attracting traffic to access our platform.

Fixed or minimum guaranteed license fee (“Fixed License Fee”) to licensor are capitalized as intangible assets when we obtain control of the licensed copyrights which is normally upon receipt of the licensed contents. If control of the licensed contents has not been obtained when the payment is made, then the payment is recorded as a prepayment in other non-current assets in the consolidated balance sheets. Such capitalized intangibles is amortized according to the pattern in which the economic benefits of the intangible asset are consumed. For licensed contents with monetization strategy under Sales Model, the Fixed License Fee will be amortized according to revenue generating pattern of the licensed contents; for licensed contents with monetization strategy under Membership Subscription Model, the Fixed License Fee will be amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents. For licensed contents used to produce audios for free, the Fixed License Fee is amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents.

Under certain license agreements, we also pay variable fees to licensors based on sharing percentage of revenue from that licensed contents (“Revenue Sharing Fee”). For licensed contents with monetization strategy under Sales Model, the Revenue Sharing Fee is recorded as cost of revenue in the pattern that consistent with the revenue generating pattern; for licensed contents with monetization strategy under Membership Subscription Model, the Revenue Sharing Fee is recorded in cost of revenue as incurred. There is no Revenue Sharing Fee incurred for licensed contents used to produce audios for free.

Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”).

Libraries

We also enter into license agreements where we obtain right to the library of the licensor which mainly contains vast number of books and we can produce audios from any book from the library during the contract period. The future monetization strategy for each individual audio to be produced is not decided when we obtain the right to the library. Fixed License Fee is capitalized as intangible assets when we has access to the library and is amortized on a straight-line basis over the contract period; the Revenue Sharing Fee is recorded in cost of revenue as incurred.

Other intangible assets

Other intangible assets including broadcasting license and software purchased from third parties are initially recorded at cost and are amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Licensed copyrights	1 to 10 years
Libraries	7 to 20 years
Others	1 to 10 years

Impairment of licensed copyrights and libraries

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the licensed copyrights with monetization strategy under Sales Model, the recoverable amount is determined by estimating the expected cash flows generated from sales of the audio contents as each licensed copyright can generate cash flow independently of the cash flow from other licensed copyrights. While for the licensed copyrights with monetization strategy under Membership Subscription Model, including those are for free to users, those intangible assets are grouped together, and the recoverable amount is determined by estimating the expected cash flows generated from membership subscription and advertising.

When the intangible asset is tested for recoverability, the amortization estimate and method will also be reviewed.

Recent Accounting Pronouncements

For detailed discussion of recent accounting pronouncements, see Note 2(gg) to the consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus and all tables and graphs set forth in this section have been derived from an industry report commissioned by us and independently prepared by CIC in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Online Audio Industry

Online audio refers to digitalized audio content that is streamed online or downloaded to personal devices for listening, and the form of social entertainment that centers around a specific topic and conducted through audio or voice transmissions. Compared with other forms of content, online audio has the following features:

24/7 coverage. From early morning to late night, online audio can accompany any user’s daily life to achieve effective coverage throughout the day. People can use their fragmented time to learn skills, enrich their lives, and experience the joy and value that audio can offer every minute and every second. As a result, online audio enjoys longer hours of engagement than other content forms.

Average Time Spent in Different Content Forms per DAU (2020)

Highly diversified scenarios. Online audio differentiates itself from other forms of entertainment, such as watching videos, gaming or reading, with its highly diversified scenarios that satisfy users’ needs and desires, such as dining, running, and commuting, among other things. Given audio’s unique companionship nature, in addition to listening to online audio during their fragmented time within the day, users may also acquire knowledge or entertain themselves with online audio while they are also engaged in other activities, such as housework or physical exercise. The most common scenarios for online audio listening include before bed, commuting, during study or work breaks, and while doing physical exercises and housework.

Ability to meet extensive user demand. Online audio can serve as the medium for a wide variety of content. From stand-up comedy and storytelling to diverse and high-quality channels such as personal improvement, cultural history, parent-child education and business and finance, online audio’s wide range of content offerings can better meet the demands of all age groups with different purposes compared with other forms of content, such as online music. As a result, users’ spending on online audio content as a percentage of users’ spending on all forms of online content has gradually increased. According to CIC, this ratio has increased from 1.1% in 2016 to 4.4% in 2020, and is expected to further increase to 19.4% by 2025. The CAGR of users’ total spending on online audio content from 2020 to 2025 is expected to reach 64.4%, which is the fastest growing segment among other forms of online content.

Diversified content distribution channels. With the expansion of transmission channels, means of distribution of online audio will become more diversified in the future. With the development of smartphones, in-car devices and smart speakers, online audio’s all-scenarios coverage and connectivity will be further expanded.

Highly personalized and interactive. Compared with traditional AM/FM radio, which offers relatively simple content offerings and limited interactions, online audio not only allows more interactions between users and content creators but also provides more personalized content by addressing multi-faceted demands of different user groups. Online audio also invokes higher level of user engagement compared with online music, which can help deepen user connection and reinforce brand awareness.

Comparison of the Online Audio Industry in China and the U.S.

China is currently the largest online audio market globally in terms of number of online audio users. There are a number of differences between the online audio markets in China and the U.S., in terms of content ecosystem, competitive landscape and monetization models, among others.

Difference in content ecosystem. The offerings of the online audio industry in the U.S. consist primarily of audiobooks and podcasts, whereas those in China are more diversified and creative, including but not limited to audiobooks, podcasts, radio drama, audio entertainment, audio comics, audio courses and live streaming. China’s online audio industry also serves a larger audience base, covers more application scenarios, and offers more user-generated content.

Difference in competitive landscape. In the U.S., the major players in the online audio industry, such as Amazon’s Audible and Apple Podcasts, are typically run as extensions of the company’s core business. In China, as a result of richer and more diversified content and service offerings, many existing players are independently run online audio platforms.

Difference in monetization models. In the U.S., audiobooks are mostly monetized through on-demand payments or membership subscriptions, and podcasts through advertising since most are offered free. In China, in addition to the monetization models described above, podcasts can also be charged, there are more subscription-based education programs, and the monetization of live streaming through virtual gifts and tipping is much more developed and prevalent. Major players in China are also spearheading innovations in the global online audio market.

Factors Driving the Growth of China’s Online Audio Industry

Driven by factors such as an increasing supply of high-quality content, expanding application scenarios, the increasing willingness to pay, and improving AI and IoT technologies, China’s online audio industry is poised to continue to grow rapidly.

High-quality content supply. Audio content supply is growing significantly amid the rise of podcasts, We-Media and other copyrighted content. Major industry players have invested significantly across different content types and categories to satisfy diversified customer demands and improve customer loyalty and retention. In addition, various audio production tools provided by online audio platforms have lowered the barriers to audio creation.

Evolving user behavior. As China’s internet users become younger, Generation Z, the demographic cohort of individuals born from mid-to-late 1990s to the early 2010s, have gradually become the major user group of online audio. According to CIC, Generation Z are more willing to pay for their interests and are more likely to develop interests in products that can create strong emotional connections compared to other age groups. They also have a higher degree of acceptance of virtual spending. Furthermore, with the continued enrichment of audio content and the diversification of application scenarios, online audio’s user base has been expanding to include a wider variety of user groups such as children and the elderly, making audio content consumption a way of life for everyone. The penetration and consumption of online audio content is also expected to increase in lower-tier cities and rural areas, further expanding online audio’s user base. As the overall content consumption market continues to grow, more and more users are expected to show willingness to paying for quality content.

Rise of IoT and greater connectivity. With the development of mobile internet technologies, the number of mobile internet users in China as a percentage of the total population has increased from 50.6% in 2016 to 66.7% in 2020, and it is expected to further increase to 83.5% by 2025. In addition, the continued penetration of smart speakers, smart home devices and IoT technologies, increasingly wider applications of V2X and the availability of convenient mobile payment infrastructure have all contributed to the rapid growth of the online audio industry in China.

Advances in audio technologies. The development and application of smart voice recognition technologies will increase the efficiency of content censorship. In addition, AI technologies continue to contribute to more efficient and accurate content production and operation models. The popularization of wireless Bluetooth headphones and other smart devices is also a helpful factor in driving the popularity of online audio content. For example, according to CIC, the shipment volume of True Wireless Stereo bluetooth headphones in China is expected to grow from 35.9 million units in 2020 to 125.6 million units in 2025, with a CAGR of 28.5%.

Favorable regulations and policies. Recent PRC regulations and policies on copyright and IP protection have further enhanced the competitive edge of established market players and promote the production of high-quality content. For example, Regulation on the Copyright Law of the People’s Republic of China (2020 Revision) has mandated that relevant authorities focus on the protection of copyrights of audio works and impose harsher punishments on online and offline intellectual property rights infringements. In addition, there has been improvement in the general awareness of copyright protection in the industry. According to the “Development Report of Online Property Rights in China” issued by the National Copyright Administration of the People’s Republic of China in 2019, the size of the Chinese internet copyright market has increased from RMB215.8 billion in 2013 to RMB958.4 billion in 2019, representing a CAGR of 28.2%.

Growth Potential of China’s Online Audio Industry

User base growth potential

China is the world’s largest online audio market in terms of the number of online audio users. However, China’s online audio penetration rate is far lower than that of the U.S. According to CIC, the penetration rate of online audio MAUs in the U.S. was 47% in 2020. In addition, in terms of average mobile MAUs in 2020, the ratios of online music users to online audio users for the U.S. and China are 1.4 and 3.5, respectively. The user base of China online audio market remains underpenetrated, which leaves significant potential for future growth.

According to CIC, the number of mobile online audio MAUs in China accounted for only 16.1% of total mobile Internet MAUs in 2020. Compared to the penetration rates of 56.7%, 73.8% and 74.2% for online music, short videos and long videos in 2020, respectively, the penetration rate of online audio is expected to have great growth potential. In particular, the huge user base of traditional AM/FM radio, which reached 489.4 million in terms of annual active listeners in 2020, provides a promising potential user base for online audio, according to CIC.

Average MAUs of China’s Online Audio Industry

Note:

(1)	IoT/V2X MAUs 2016-2020 CAGR is based on 2018-2020 CAGR.

The average time spent on online audio per day per mobile DAU is steadily increasing, from 80.7 minutes in 2016 to 117.4 minutes in 2020, at a CAGR of 9.8%. According to a survey conducted by CIC in December 2020, 46.2% of online audio users expressed that they are likely to spend more time using mobiles with their screens turned off in the future, indicating that off-screen mobile usage time still has tremendous growth potential.

Monetization Potential

According to CIC, China’s online audio market in terms of revenue grew from RMB1.6 billion in 2016 to RMB13.1 billion in 2020, at a CAGR of 69.4%, and is expected to further grow to RMB120.1 billion by 2025, representing a CAGR of 55.8% during the period. The IoT/V2X online audio market in terms of revenue has increased from RMB58.6 million in 2018 to RMB457.0 million in 2020, representing a CAGR of 179.2%, and is expected to further grow to RMB17.3 billion by 2025.

Rapid Expansion of China’s Online Audio Market

Note:

(1)	IoT/V2X market size 2016-2020 CAGR is based on 2018-2020 CAGR.

China’s online audio industry has a progressive monetization roadmap and can be divided into the following segments based on the means of monetization: membership subscription, paid on-demand content, advertising, live streaming and education.

Notes:

(1)	Online audio industry data refers to mobile platforms only. Number of paying users and monthly average revenue per paying user are as of 2020.
(2)	Number of monetized users and monthly average advertising revenue per MAU are as of 2020.

Robust Growth in Monetization of China’s Online Audio Market

Membership subscription is one of the fastest-growing market segments. According to CIC, online audio membership subscription revenue has increased from RMB87.8 million in 2016 to RMB2.7 billion in 2020, representing a CAGR of 135.7%. Revenue from paid on-demand content has also experienced significant growth since 2016.

Monetization methods of advertising include in-app ads, pre-roll ads, branded radio, anchor ads, immersive ads, and others. Compared with traditional AM/FM radio advertising’s gradual decline in recent years, advertising on online audio platforms has the advantages of strong interaction between broadcasters and users, flexible placement, precise target customer positioning, and broader reach. Online audio advertising was originally centered on brand advertising, which is expected to continue to maintain rapid growth in the future. At the same time, performance-based advertising has also seen rapid growth recently, and has great potential for future development. Online audio has the power to create a one-stop solution for advertisers through the use of branding, performance, immersive and many other forms of advertisement.

Live streaming is mainly monetized through virtual gifts and tipping from users. The online community generates a strong sense of value and ownership among users, which will in turn further cultivate their willingness to pay for virtual gifts.

Underpinned by audio platforms’ focus on high-quality content and current user structure (parent/child, white-collar workers), top online audio industry players are expanding into the education segment, covering preschool education, K-12, and occupational training, among others, where education content represents a product with higher monetization potentials that can fulfill tailored user needs. Education revenue grew at a CAGR of 160.9% from 2016 to 2020, and is expected to continue to grow to RMB35.6 billion in 2025, representing a CAGR of 120.9%, according to CIC.

Compared to the paying ratios and average monthly revenue per paying user of videos and music, those of online audio content are still significantly lower, and will continue to grow due to a combination of factors as mentioned above.

Average Monthly Paying Ratio of China’s Online Audio Market (excluding Education Segment)

Emerging Opportunities in the Online Audio Industry

The development of the online pay-for-content market has created increased user demand for diversified content. As users gradually develop the habit of paying for content, the number of paying users in the market is growing rapidly. According to CIC, by the end of 2020, the number of paying users in the online pay-for-content market reached 400 million, implying a CAGR of 22.8% from 176 million in 2016.

The popularization of IoT technology has also further expanded online audio’s distribution channels. The increase in demand for better user experience has accelerated the sales and acceptance of smart speakers in China. According to CIC, the shipment volume of smart speakers in China soared from less than 100 thousand units in 2016 to over 40 million units in 2020, at a CAGR of more than 370%. The applications of IoT technologies have greatly expanded the forms and application scenarios of smart hardware, which continues to bring traffic flows to the online audio market and facilitates the connection between IoT and the audio content ecosystem.

The expansion of online audio’s application scenarios will continue to be fueled by the rise of V2X. As the world’s largest automobile consumer market, China boasts massive car ownership and new car sales, which have provided a good market environment for the development of V2X technology. According to CIC, 48.8% of newly shipped cars were equipped with the V2X technology in 2020, and the ratio is expected to reach 75.9% by 2025. In-car audio is expected to become another mainstream scenario of online audio, driven by a combination of users’ need for entertainment while driving and the wide application of in-car devices.

The development of the online education market has further broadened the boundaries of the online audio industry. Fierce competition in today’s society compels people to incrementally use their fragmented daily free time to improve themselves. Online audio content with educational attributes can benefit from this trend by meeting users’ demand for education. As a result, online audio players have expanded into the education segment, covering multiple verticals such as preschool education, parent-child education, foreign language learning, business finance education, vocational training, etc.

Lastly, the rise of audio social media has further expanded the market for online audio content. With its ability to enable easy, intimate and real-time interactions, audio social media has the potential to offer additional application scenarios for the “economy of ears.”

Competitive Landscape

The three main types of players in China’s online audio platform industry are content-focused platforms, interaction-focused platforms and comprehensive platforms. Among them, comprehensive platforms enjoy the most significant growth, thanks to their diversified audio content offerings and use case scenarios. Comprehensive platforms are expected to drive innovation in the online audio industry.

Entry barriers to China’s online audio industry remain high for the following reasons:

Comprehensive and exclusive content. Most new users are initially attracted to online audio platforms by the content offerings on such platforms, so a wide selection of exclusive audio content is critical to any online audio platform.

Content creator ecosystem. Currently, many online audio platforms are trying to create a community that encourages more users to create original content, as this helps to improve user loyalty and engagement. Establishing such an ecosystem requires a large amount of capital and significant operational capacities, making it overwhelming for new entrants.

Scale of user base. Some of the leading online audio platforms have accumulated a large number of active users and paying members. A large user base is critical for the monetization of traffic as well as driving content creation and consumption.

Technological infrastructure. Effective use of advanced audio technologies including ASR, NLP and TTS is required to improve the efficiency of content production, distribution and quality control, as well as enhance the user experience.

Monetization capabilities. Sustainable and diversified monetization is critical to online audio platforms. Currently, leading online audio platforms have already developed multiple streams of revenue, including paid on-demand content, membership subscription, advertising, virtual gifts in live streaming, among others.

Key Success Factors

The online audio industry has rich and diversified content offerings. Due to the varied sources of content and the short production cycle, platforms often have a strong bargaining power against content creators. For PGC IP holders, which primarily include traditional publishers, internet literature platforms, IP holders, celebrities and scholars, partnering with audio platforms can increase the influence of PGC by maximizing its reach. PUGC is produced by professional content creators such as broadcasters of audio programs, audiobooks, and paid educational content. Their premium content has not only brought cash flows to themselves, but also expanded the content library of platforms. Lastly, UGC can enrich platforms’ long-tail content and social networking strategies and increase users’ activity and engagement.

It is also becoming important for online audio platforms to build a community-based ecosystem with a positive feedback loop that stimulates content creators to produce more high-quality content. Since content creators are oftentimes users themselves, this will help online audio platforms to achieve better user interaction and loyalty.

In addition, with the development of other forms of media carriers, IoT devices and connected vehicles are becoming the next important user scenario for online audio platforms to expand their reach. Integration of audio content in IoT devices and connected vehicles is increasing rapidly, presenting a large opportunity for online audio platforms.

AI technologies and big data analytics capabilities are also critical in ensuring competitiveness. As all of the audio content on the platform needs to go through content censorship before it can be officially released, the introduction of ASR is critical in streamlining censorship to improve efficiency. In addition, the combination of ASR and TTS enables faster and more precise transitions between texts and audio, which greatly enhances the efficiency of content production.

Lastly, online audio platforms need to continue to explore diversified monetization models. These will not only help online audio platforms to achieve better cash flow, but also lead to the development of more innovative initiatives.

BUSINESS

Our Mission

Our mission is to empower people to share wisdom and embrace a better life via voice.

Our Vision

Our vision is to become a leader of the global audio ecosystem and the best content creation platform in the world.

Our Values

Our core values are to be user-centric, and to be altruistic to our partners. We inspire people to scale new heights and reach their own Himalayas.

Who We Are

We are the largest online audio platform in China in terms of average MAUs, total mobile listening time, and total revenues in 2020, according to CIC. We have built a platform where our content creators and users can connect and interact with one another, and through which, we advocate for a brand new lifestyle and provide lifelong nourishment to every generation within the family. We aspire to redefine how people produce, share and consume knowledge, information and entertainment content, pioneering the audio-based “Economy of Ears,” according to CIC.

Ximalaya has become an essential part of our users’ daily lives. We are the online audio platform of choice by users, according to the survey conducted by CIC. In the first quarter of 2021, we had average MAUs of 250 million, including 104 million mobile MAUs from our mobile apps and 146 million MAUs who listened to our audio content through internet-of-things (IoT) and other third-party platforms. Meanwhile, in the first quarter of 2021, the average mobile MAUs on our flagship mobile app “Ximalaya” ranked first among China’s independent online audio apps, and exceeded the sum of average mobile MAUs of the nine apps that were ranked immediately below us, according to CIC. In 2020, users on our mobile apps spent a total of 1,564.3 billion minutes listening to our audio content, accounting for approximately 75.0% of total mobile listening time among all online audio platforms in China, according to CIC.

Our Understanding of “Audio”

Since prehistoric times, voice has served as the primary means through which people communicate, share, discover and learn. For instance, Analects of Confucius, or Lun Yu (论语), a Chinese Confucian classic that records the words and deeds of Confucius as well as those of his disciples, and Buddhism preaching by Sakyamuni, the religious leader of Buddhism, were both initially handed down through word of mouth in conversational style. Nowadays, internet media has brought new vigor and vitality into voice as a critical means for cross-culture interaction and communication. Voice conveys emotions and companionship in a more touching and intimate way, and offers bigger room for imagination, as compared to text or video. Audio content consumption has become an important part of daily life, leading to a new lifestyle.

Deeply rooted in the mobile internet and IoT era, significant development of the audio industry is the trend of the times.

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Audio is a rare medium that offers simultaneous companionship. Audio is able to accompany people anywhere at any time with content that enriches their life experience and lightens up their days, in parallel to their bustling life;

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Audio is the perfect match for IoT. Due to its companionship nature, audio has a wide range of application scenarios, such as smart wearable devices, smart home devices and in-car devices. These devices deliver pleasure and services wherever a listener goes and greatly improve the quality of people’s lives, which makes audio the perfect match for IoT product and service offerings;

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Audio shields people from information overload and allows them to retain inner peace. Information overload intrudes into people’s minds and lives. Audio, on the other hand, provides an immersive experience. Audio allows listeners to focus on themselves, set them free from noises and information overload from the outside world. Voice calms the listeners down, enriches their well-being, and allows them to retain inner peace;

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The production and consumption of audio content could be diversified, personalized and popularized, leveraging the mobile internet infrastructure and other technologies. Leveraging mobile internet infrastructure and other technologies, audio content could be produced by anyone—bringing significant diversity and personal touch to the audio content, and also for anyone—representing personalized and popularized content offerings to users of different age groups. Utilization of such technologies and their integration with mobile internet infrastructure have made and will continue to make audio easily accessible in a variety of scenarios in people’s daily lives, fulfilling the increasing needs for self-achievement, companionship, relaxation and nursery usages.

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The “Economy of Ears” era is here. We believe the power that audio could bring to human beings has not been fully unleashed. Despite the rapid growth of the audio industry in the past few years, the discovery and realization of the true value of audio has just been revealed. In particular, we believe the rising trend of IoT and in-car listening scenarios will bring enormous opportunities and potentials to the future prosperity of the “Economy of Ears.”

Our World of Voices

According to CIC, we are the pioneer of the era of online audio and the “Economy of Ears.” We have built a world of voices where everyone can easily listen to and share their ideas, connecting people’s minds and wisdom.

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Connecting and serving users through voice: We connect and serve a massive and loyal user base through omni-channel coverage via voice. Our online audio service offerings create a world in parallel to the daily life of our users, through which we reach, connect and serve our users simultaneously when they wake up, during their commute, at their spare time or before bedtime with our diversified audio content. Our online audio content offerings also embrace comprehensive needs that a person may have throughout their lifespan, delivering diversified yet personalized audio content to address specific demands at different stages of their lives and conveying care to every generation within the family. Due to the companionship that voice offers, we are able to seamlessly expand the application scenarios from mobile applications to IoT and in-car devices as well as other third-party platforms, enabling us to serve our users more conveniently.

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Understanding the world through voice: We strategically and systematically audioize human history, civilization and wisdom, helping people better understand the world and share their wisdom through our high-quality and diversified audio content ecosystem. We offer a broad range of audio content across 100 genres, including but not limited to educational training, history and humanities, parenthood, business and commerce, and entertainment.

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Facilitating the formation of communities with network effects through voice: We have brought together communities of people who are connected with one another over billions of minutes of audio content. Utilizing voice as the medium and through our platform, our content creators attract and reach an audience of their own and form groups of users who share the same interest and appreciation, enabling them to communicate and interact with each other on our platform and in turn further attracting more users to such communities and inviting more in-depth communication and interaction.

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Better understanding voice through technology: Artificial intelligence (AI) technology and big data analytic capabilities play an important role in content production, distribution and operation. On one hand, leveraging our proprietary AI and big data technologies to conduct deep learning on our data, we have established an AI-enabled discovery and recommendation mechanism and smart tagging system to improve the content distribution accuracy and efficiency as well as the user experience. On the other hand, our proprietary technologies could also assist us in better producing high-quality audio content. For example, our cutting-edge text-to-speech (TTS) technology and automatic speech recognition (ASR) technology allow us to efficiently convert a large amount of text in news, articles and books to audio or vice versa, significantly expanding the size and variety of content available on our platform.

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Creating value through voice: Our deep insights into audio content and users, unique core values and robust execution abilities enable us to realize increased revenue for third-party IP partners and content creators. In 2020, we helped more than 161,000 content creators and third-party IP partners achieve income of RMB1.3 billion from our revenue sharing. In addition, we have realized the value of our platform and proven our diversified monetization venues. We generate revenue from subscription, advertising, live streaming, education services, and other innovative services and products. In the first quarter of 2021, our average monthly active mobile paying users from our platform reached 13.9 million, representing a 70.2% increase from the same period in 2020. During the same period of 2021, the average monthly active mobile user paying ratio on our mobile platform was approximately 13.3%.

Our Scale and Financial Performance

Notes:

(1)	Among all online audio platforms in China, according to CIC.
(2)	Excluding trial members.
(3)	Refers to content creators who have uploaded at least one piece of audio content during the applicable period.
(4)	As of March 31, 2021.

We have achieved strong revenue growth in recent years and demonstrated our diversified monetization capabilities. Our revenues increased by 81.4% from RMB1,475.8 million in 2018 to RMB2,677.0 million in 2019, and further by 51.3% to RMB4,050.0 million (US$620.7 million) in 2020. Our revenues increased by 65.2% from RMB699.3 million for the three months ended March 31, 2020 to RMB1,155.2 million (US$176.3 million) for the same period in 2021. We recorded gross profit of RMB647.2 million, RMB1,165.7 million and RMB1,985.3 million (US$304.3 million) in 2018, 2019 and 2020, respectively. We recorded gross profit of RMB261.5 million and RMB565.6 million (US$86.3 million) for the three months ended March 31, 2020 and 2021, respectively. Our net loss decreased from RMB773.7 million in 2018 to RMB773.3 million in 2019, and further decreased to RMB605.1 million (US$92.7 million) in 2020. Our net loss decreased from RMB282.7 million for the three months ended March 31, 2020 to RMB267.2 million (US$40.8 million) for the same period in 2021. Our adjusted net loss, a non-GAAP financial measure, was a loss of RMB773.7 million in 2018, RMB773.3 million in 2019 and RMB546.8 million (US$83.8 million) in 2020. Our adjusted net loss for the three months ended March 31, 2020 and 2021 was RMB224.5 million and RMB248.9 million (US$38.0 million), respectively. See “Summary Consolidated Financial and Operating Data—Non-GAAP Measure” for details.

Our Strengths

The largest online audio platform in China

We are the largest online audio platform in China in terms of average MAUs, total listening time and total revenues in 2020, according to CIC. We are the online audio platform of choice by users, according to the survey conducted by CIC.

We benefit from a strong leadership advantage that has enabled us to address and capture the market opportunities in China ahead of our peers. In the fourth quarter of 2020, the average mobile MAUs on our flagship mobile app “Ximalaya” ranked first among China’s independent online audio apps, and exceeded the sum of average mobile MAUs of the nine apps that were ranked immediately below us. During 2020, users on our mobile apps spent a total of 1,564.3 billion minutes listening to our audio content, accounting for approximately 75.0% of total mobile listening time among all online audio platforms in China, according to CIC.

Our dominant market position and excellent operating performance have resulted in strong operational resilience that serves to continually strengthen our industry leadership and position us well to further capitalize on the growth potential of China’s online audio market.

Rich content ecosystem with a massive and ever-growing content library

According to CIC, we have the most comprehensive audio content ecosystem, including the largest audio content library and the most audio content creators.

As of March 31, 2021, we had audio tracks of more than 280 million with a total content hours of 2.1 billion minutes, consisting of professionally-generated content, or PGC, professional user-generated content, or PUGC, and user-generated content, or UGC, under a broad range of audio content across 100 genres, including but not limited to educational training, history and humanities, parentage, business and commerce, and entertainment. In 2020, we had approximately 5.2 million active content creators.

Leveraging our “PGC+PUGC+UGC” strategy, we have established a healthy, balanced and vibrant content ecosystem that achieves omni-coverage in audio content, ranging from top-tier professionally-generated content to long-tail user-generated content.

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Strategic focus on top-tier PGC. We have formulated our strategy since inception to collaborate with top-tier publishers, online literature platforms, content creators and key opinion leaders (KOLs) for copyright licensing and have successfully maintained long-term cooperative relationship with them. As a result, we have accumulated comprehensive copyrighted content resources and secured the upstream copyrights advantage for continuous production of high-quality audio content. As of December 31, 2020, we have established collaboration with over 140 top publishers, such as CITIC Press and Jinjiang Literature Network. We obtained exclusive copyright licensing for approximately 71.0% of our top 100 albums in terms of total listening time in the three months ended March 31, 2021. In 2015, we also entered into a 20-year online audio copyright agreement with affiliates of China Literature (阅文集团), a leading online literature platform in China, which grants us rights to produce and offer a large number of audiobooks. Additionally, we entered into cooperation with well-established institutions, such as Deyunshe (德云社), a well-known Chinese Xiangsheng (or “crosstalk”) and folk art performance group, and MeWe Media, a leading online content production company. We also collaborated with renowned professionals and authors such as Wu Xiaobo (吴晓波), who hosts a business and finance course on our platform, and Yu Qiuyu (余秋雨), who focuses on creating content on history and humanities.

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Unique PUGC model. We are one of the earliest content platforms in China to promote PUGC, which has shown significant growth in popularity as it combines the content breadth offered by UGC and the quality and specialization offered by PGC. Leveraging our big data analytic capabilities and AI technologies, we established a marketplace platform named “A+” where we are able to match the right PUGC creators with the high-quality copyrighted content we have sourced to produce highly attractive content. We closely monitor and observe our PUGC creators and identify those with the most potential for success. We then offer them regular trainings, collaborate with them to produce professional-quality content and accelerate their growth by actively promoting their content on our platform. As a platform, we not only get stable production of high-quality audio content from those PUGC creators, but also provide compelling value propositions to retain them, including but not limited to through various cultivation and support initiatives as well as financial returns. As a result, 98.7% of all the PUGC creators who received compensation of more than RMB100,000 in 2019 from us continued to produce and upload audio content in 2020. Benefiting from our unique PUGC model, PUGC creators, such as Voice of Zijin (有声的紫襟), Cai Cai (采采) and Huan Ying Kong (幻樱空), got the opportunity to be heard by millions of people and to rise and shine in the online audio industry. Voice of Zijin was also included in Forbes China’s 2019 Under 30 Elite List, receiving recognition from the mainstream commercial community.

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Well-established UGC content ecosystem. Inspired by our mission to empower people to share wisdom and embrace a better life via voice, we encourage and invite all of our users to showcase their talent and upload original audio content generated by them. We view UGC as an important part in maintaining our vibrant and diversified ecosystem as it helps to promote our brand, expand our reach through diversified content, and further drive user engagement and stickiness.

An enormous and highly engaged user base

We have an enormous and highly engaged user base. We attract users to our platform and help them discover their interests through a variety of smart discovery, recommendation and real-time interactive features on our platform. In the first quarter of 2021, the number of average MAUs across our platform reached 250.3 million, consisting of average mobile MAUs of 104.3 million and average IoT and other platform MAUs of 146.0 million. In 2020, the average daily time spent per active user on our mobile apps was approximately 141 minutes, as compared to 134 minutes in 2019 and 123 minutes in 2018, calculated by dividing the total time spent on our mobile apps in 2020, 2019 and 2018 by the average number of mobile active users per day of 29.0 million in 2020, 22.2 million in 2019 and 14.8 million in 2018, respectively, further divided by the number of days during the specified period.

The highly engaged dynamics are demonstrated by the paying behavior of our users. Thanks to our efforts in offering high-quality content and superior user experience, the number of paying users has been increasing over time. In the first quarter of 2021, our average monthly active mobile paying users on our platform reached 13.9 million, representing a 70.2% increase from the same period in 2020. Our automatic renewal paying members and annual paying members accounted for approximately 64.5% of our total active members in the first quarter of 2021. In the first quarter of 2021, the average monthly active mobile user paying ratio was approximately 13.3%.

Our platform also serves as a one-stop online audio destination that allows people to engage with each other whenever, wherever. By doing so, we have brought together a community of people who are connected with one another over approximately 2.1 billion minutes of audio content.

Diversified scenario coverage laying a solid foundation for the era of IoT

The rapid development of technologies has led us through the PC era and the mobile internet era, allowing our content to be simultaneously listened to by babies in their mothers’ wombs, young children for bedtime stories, parents commuting to and from work, and retirees doing their morning exercises in the park. Now, the technology development has brought us to the era of IoT. With the extensive development of smart hardware devices, the means and scenarios we could adopt and integrate with in order to reach our users has become more diverse and easily accessible, making our idea to make everything audioized become truly possible.

We saw the potential of the application scenario of audio content long ago and have established our presence in this sector way ahead of any other industry players. In the first quarter of 2021, we already had average monthly MAUs of 48.3 million on IoT and in-car devices. We cooperate with over 60 automobile makers in China, including Tesla China, Mercedes-Benz, BMW, Audi, Geely and BYD, to provide in-car audio content through pre-installed devices. We have also established partnerships with major smart home appliance designers and manufacturers.

Benefiting from the first-mover advantage that has enabled us to capture the market potentials in the IoT sector in China ahead of our peers, we are well positioned to achieve significant growth and maximize our monetization capabilities in the era of IoT.

AI-powered and data-driven platform

We incorporate robust AI technologies and data analytics capabilities into various aspects of our operation, including but not limited to production, distribution and fine management of audio content. By doing so, we empower our content creators, our users and our platform to collectively build a content ecosystem with powerful network effects.

We apply our AI and industry-leading audio-related technologies and business intelligence to empower content creators and furnish them with a suite of basic technology infrastructure and tools. For instance, we apply our cutting-edge TTS technology to empower our content creators to enhance content creation efficiency. Also, we have accumulated massive business intelligence through years of operation and data analytics capabilities based on user behavior. We feed that business intelligence to our content creators for them to better understand evolving user preferences so that they can optimize their content to cater to the tastes and preferences of our users.

We apply our AI technologies and business intelligence to optimize user experience. Our algorithms are designed to anticipate a user’s preferences using factors such as demographics and past listening behavior. Utilizing our AI technologies and operational capabilities, we manage to facilitate targeted and personalized content discovery and recommendation for our users so that we can increase their usage of and their listening time spent on our platform. We continuously perfect our understanding of our users, and in turn optimize and customize their content feeds and initiate effective interactions with our users to increase their stickiness and loyalty to our platform.

We apply our AI technologies and data analytics capabilities to create value for our advertisers. Leveraging our AI technologies and data analytics capabilities, we adjust the frequency and the format precisely to better match user preference, hence increasing users’ acceptance of the advertisements and enhancing the effectiveness of such advertisement placements.

Proven monetization capabilities with diversity

We have a diversified and balanced monetization model. Our revenues increased by 81.4% from RMB1,475.8 million in 2018 to RMB2,677.0 million in 2019, and further by 51.3% to RMB4,050.0 million (US$620.7 million) in 2020. Our revenues increased by 65.2% from RMB699.3 million for the three months ended March 31, 2020 to RMB1,155.2 million (US$176.3 million) for the same period in 2021. We have also been able to generate more revenue per user over time.

We derive our revenues from (i) subscription, (ii) advertising, (iii) live streaming, (iv) education services, and (v) other innovative products and services.

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Subscription. Revenue from subscription includes membership subscription and paid on-demand listening, which is primarily driven by our ability to attract and retain paying users on our platform. The number of our average monthly active mobile paying users on our platform increased by 201.7% from 2.3 million in the fourth quarter of 2018 to 7.1 million in the fourth quarter of 2019, and further by 78.9% to 12.6 million in the fourth quarter of 2020. The number of our average monthly active mobile paying users on our platform also increased by 70.2% from 8.2 million in the first quarter of 2020 to 13.9 million in the first quarter of 2021.

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Advertising. We offer advertisers a full suite of advertising services to effectively reach their target audience based on our insights into users, including performance-based and brand advertisements. In particular, orders for performance-based advertisements doubled in 2020, representing enormous growth potential. We also continue to innovate and offer new technologies and products with the goal to provide the best value to both advertisers and our users. For example, we introduced programmatic advertising in 2019, which significantly improved precision targeting and effectiveness and could serve as a strong driving force for future increases in our advertising revenue.

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Live streaming. Live streaming is also one of our key revenue streams. We have established a live streaming platform for hosts which integrates key features such as virtual gifts purchases. Users can send virtual items to the live streaming hosts as a way for them to show support and appreciation, which helps the live streaming hosts establish fan economy and also increases the paying ratio of our users and their engagement. We derive revenue from the sales of virtual gifts and a portion of such revenue is shared with the live streaming hosts and their agents based on a pre-agreed percentage.

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Education services. We provide in-depth education products customized for different user groups on our platform and generate revenue from them. We incubated a suite of education product offerings based on a variety of demands we observed from our users. For example, we found that among our users, parents with young and teenage children have large unmet demands in finding high-quality educational materials for their children, people are in need of short but effective vocational training courses on the go to help them advance in their career, and businesses are also looking for flexible and effective ways to provide training to their employees. The education products we offer have gained significant traction and have created strong synergies across categories.

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Other innovative products and services. As we continue to innovate our services and products based on the needs of our users, we have also generated revenues from these innovations, primarily from sales from in-house developed IoT devices, cultural and creative IP derivative works, customized audioization services, e-commerce, and audio-to-text publishing which would enable us to convert popular albums into published books.

Our extensive audio content library and steadily growing user base provide us with great opportunities and prospects to accomplish further revenue growth. As certain of our revenue streams are still at their early stages of monetization, our monetization and growth potentials are enormous, especially given that we have not initiated large scale monetization efforts on our IoT and other platform user base yet.

Visionary and dedicated management team as pioneer and trendsetter of industry

We have a visionary and dedicated management team with proven track record of entrepreneurial success with solid, diversified and complementary background. Led by our management team, we are one of the earliest movers to step into online audio industry in China and have successfully evolved into the largest online audio platform in China as well as a pioneer of the era of online audio and the “Economy of Ears” according to CIC, making our management team pioneer and trendsetter of industry.

Our co-founder, chairman of the board and chief executive officer, Mr. Jianjun Yu, is a serial entrepreneur with 20 years of experience in entrepreneurship. He has profound insights and a wealth of practical experience and knowledge across internet and online audio industries as well as entrepreneurship and innovations. Mr. Yu founded City8.com in 2016, the world’s first street view project, which was later acquired by Baidu. Mr. Yu’s rich experience has made him a visionary pioneer and trendsetter of industry, leading the development of our company. In 2020, Mr. Yu was elected as one of the 36 most recognized names of the New Economy decade (from 2010 to 2020) by 36Kr. In addition to Mr. Yu, other members of our senior management team all have extensive and complementary experience across multiple fields, covering technology, internet, entertainment, finance and operation management. The average years of working experience of our senior management team exceeds 15 years.

We have cultivated a rich corporate culture. One of our core values is to inspire people to scale new heights and reach their own Himalayas. We offer our employees a variety of in-house innovative initiatives and incubation opportunities to incubate innovative businesses on our platform and to achieve self-fulfillment. Such culture has allowed us to discover, attract, cultivate and retain capable and talented employees who can more effectively serve our long-term success.

Our Strategies

We will continuously drive user value creation with innovation and pursue long-term sustainable strategic goals. Specifically, we plan to implement the following strategies:

Continue to enrich content offerings and empower our content creators

In order to further strength our leadership and advantage in content offerings and copyrighted content portfolio, we aim to establish additional long-term partnerships with more top-tier publishers, online literature platforms, content creators and KOLs for copyright licensing and collaboration and continue to produce audio content of superior quality based on those copyrighted content resources. We have been a leading player in adapting trending IP to audio content such as audiobooks and radio drama. Going forward, we strive to further explore the incubation of multiple innovative content formats, including but not limited to audio adaptation programs, audio dramas and audio comics, derived from well-established copyrighted content resources. In addition, we plan to relentlessly refine the granularity of our content offerings by further expanding our content genres to provide users with more diversified and customized content services to satisfy their evolving needs.

We endeavor to build a more engaging and balanced content ecosystem and provide content creators with more monetization opportunities. Through the continuous development and optimization of our easy-to-use audio content creation tools, we intend to actively invite more talented users to participate in our platform as content creators. We will also leverage the data-driven business intelligence and innovative service systems to meet our users’ growing needs for more personalized content creation and consumption. Furthermore, we will continue to improve our content creator cultivation and support programs to make sure the needs and demands of our content creators are also addressed and satisfied, providing them with necessary resources and skill training for their growth. We hope such measures will assist our content creators in gaining more extensive influence and provide them with more monetization opportunities.

Constantly optimize product and service experience based on users’ needs, offer our users easier access to their desired content and grow our user base

We intend to continue to adopt multi-tiered product portfolio and customized content offerings. In particular, we plan to continue to refine our customized Ximalaya Kids mobile application for children and their parents by providing extensive and high-quality content targeting children aged below 12, and offering personalized enlightenment and learning programs, such as children’s favorite world classic fairy tales, literature, history, philosophy, and science. In the meantime, we will deliver our content to children in an interactive and immersive way to help them develop listening habits and lay a solid foundation for their lifelong learning and growth. We also aim to provide more targeted and localized content and services adapted to different regions to users in tier-3 and below cities. Furthermore, we will optimize user experience and therefore enhance our penetration rate in these markets with our Ximalaya Lite mobile application.

Benefiting from our large user base of different age groups, we plan to further implement our user strategy to achieve in-depth, full spectrum user coverage across different age groups. We will enhance our product and content genres to provide nourishment to our users throughout their lifespan. We intend to enhance the experience of our users in each age group with our strong data analytic capabilities, making our products and services a lifelong companion to them.

We plan to further expand our user base through other innovative products and services. We will continue to provide seamless audio services to our users by developing our IoT and other platforms, in addition to our mobile platform, building audio infrastructure, and empowering various industries. We will offer extensive, seamless and in-depth audio services to satisfy users’ different needs and under various scenarios. We will strengthen our positioning in the V2X market as well as connect to more high-quality smart speaker, smart watch, smart TV and other IoT device manufacturers, penetrating into more IoT scenarios and channels and achieving more extensive user reach.

Building on a broader and larger user base, we aim to cultivate a more dynamic community with a stronger sense of belonging, where the interaction among users, hosts and fan circles will be strengthened via rich interest sharing and social features, therefore further enhancing our user stickiness through growing user interaction and engagement in our audio community.

Continue to advance our next-generation technology, AI and big data capabilities

We plan to continue to invest and develop our proprietary technologies as they are critical to our continued success. Our target is to constantly develop advanced and proprietary AI technologies and big data analytics capabilities to empower our innovations and improve our operating efficiency. We aim to achieve more efficient content creation, content recommendation and delivery by optimizing our automatic speech recognition (ASR), natural language processing (NLP) technologies. In the meantime, we will continuously strengthen our text-to-speech (TTS) technology, which will allow us to mass-produce audio content in a more cost-effective and efficient manner.

We strive to create long-term sustainable value for our users, content creators, advertisers and other partners in the audio ecosystem through continuous improvement of AI technologies and big data analytics capabilities. We will gain insights into user preferences and needs through such technology and capabilities and provide more content and services that cater to users’ evolving needs in a more precise and efficient manner. We will assist our content creators in producing more targeted and high-quality content and thereby enabling advertisers to place more advertisements that match their targeted customers and make their advertisements more interactive and effective.

Deliver unique value propositions through continuous innovation

We plan to continue to bolster our membership privileges and increase paying ratio. To achieve greater scale and sustainable growth of our members, we will continue to enhance our value propositions to our members through more enriched, high-quality content and service offerings, as well as evolving membership privileges.

We also plan to innovate our advertising service offerings. We are committed to achieve sustainable growth in our advertiser base through continuous optimization and innovation of our advertising service offerings. We intend to continuously increase our advertisement inventory and inventory fill rate through innovation in our product, content, and service models. Leveraging AI algorithms and big data, we plan to match our performance-based advertisements with our audio content and end users more accurately, thereby increasing the efficiency and return of investment of advertisement placements for our advertisers. We are also exploring innovative formats to integrate the advertisements with our audio content seamlessly while preserving brands’ tonality.

Provide solutions for lifelong learning and drive the development and prosperity of our education ecosystem

To address different needs of our users at different stages of their lives, we will provide customized learning content as well as practical and progressive education services to help every user achieve their full potentials. Our services include but are not limited to foundational learning programs for users aged below 18, vocational training for people from all works of life, and enterprise training courses for businesses in various industries to build their own e-learning solutions.

We plan to continuously provide tailored and in-depth education services throughout the life cycle of our users, which are not limited to audio format, to meet our users’ personalized demands and enrich our education ecosystem.

Our Users

We believe audio has the innate power to bring people together and bond. Since prehistoric times, oral communication has served as the primary means through which we communicate, share, discover and learn. Our platform provides a one-stop online destination that allows people to easily listen to and share their ideas with each other. By doing so, we have bring together a community of people who are connected with one another over billions of minutes of audio content.

Our users are at the core of our community. We accompany our users throughout their lives with knowledge, insight, inspiration and entertainment. Our content may be enjoyed by expectant mothers for their unborn babies, young children for bedtime stories, parents commuting to and back from work, and retirees doing their morning exercises in the park. We attract users to our community and help them discover their interests. Through a variety of smart discovery, recommendation and real-time interactive features on our platform, our users can not only find interesting content, but also connect with other users with shared interests.

We have a highly diverse user base with 250 million average MAUs in the three months ended March 31, 2021, including 104 million MAUs from our mobile apps and 146 million MAUs from IoT and other platforms.

Tech-savvy young generation users are forming an increasingly significant part of our community, and we continue to expand our user base in lower-tier cities and rural areas. Based on information voluntarily furnished by users upon registration, as of March 31, 2021, approximately 24% of our users were born in the 1980s, 27% in the 1990s, and 26% in or after the 2000s. 50% were from first- and second-tier cities in China, 39% were from third- and fourth-tier cities and 11% were from lower-tier cities and rural areas.

The rich and convenient audio experience we offer has resulted in a high level of user engagement. In the three months ended March 31, 2021, users on our mobile apps spent a total of 400.8 billion minutes listening to our audio content. In 2020, the average daily time spent per active user on our mobile apps was approximately 141 minutes, as compared to 134 minutes in 2019 and 123 minutes in 2018, calculated by dividing the total time spent on our mobile apps in 2020, 2019 and 2018 by the average number of active users per day of 29.0 million in 2020, 22.2 million in 2019 and 14.8 million in 2018, respectively, further divided by the number of days during the specified period.

Our community has experienced significant and continuous growth during historical periods. In the three months ended March 31, 2018, 2019, 2020 and 2021, we had 73.0 million, 110.1 million 201.7 million and 250.3 million MAUs, respectively. Among the active paying members (excluding trial members) in 2019, 70.3% of them still remained as active paying members in 2020. The following table sets forth our average (i) mobile and (ii) IoT and other platform MAUs for the three months ended December 31, 2018, 2019, 2020 and for the three months ended March 31, 2021:

	For the Three Months Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2021
	(in millions)
Mobile MAUs	71.5	94.9	103.6	104.3
IoT and Other Platform MAUs	36.3	65.2	125.3	146.0
Total	107.8	160.1	228.9	250.3

Our Content Creators

Our content creators are also the foundation of our community. By creating and sharing content, they attract followers and form communities of users around their content. While content creators cultivate their follower base with high-quality content, feedback from users also guide and motivate them to create better content, further expanding their influence and user circles. Our large user base also provides content creators with vast opportunities to advance their career, achieve personal goals and realize economic gains. In 2020, we had approximately 5.2 million active content creators, as compared to 3.7 million in 2019 and 2.8 million in 2018.

We have prioritized the attraction, retention and cultivation of a diverse pool of content creators so that we can continue to expand our massive content library and engage more users. Many of our initial content creators were our users. As our online audio community continue to grow, these content creators become more professional in content production and many become PUGC creators with our support and cultivation. We also attract more established PGC creators to our platform as our active user base continues to expand. Our content creators now include celebrities and performing artists, professional audiobook narrators and radio drama performers, established experts and professionals from a variety of industries, and people from all walks of life who come to our platform to share their interests and life stories. We collaborate with our content creators to produce (i) professionally-generated content, or PGC, (ii) professional user-generated content, or PUGC, and (iii) user-generated content, or UGC, based on their field of expertise and experience level.

The table below sets forth the cumulative number of content creators and the cumulative number of albums for each of PGC, PUGC and UGC as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	(in thousands)
Cumulative Number of Albums*
– PGC	10.7	21.4	32.5
– PUGC	13.9	22.7	34.4
– UGC	11,629.7	14,426.0	20,573.7
Cumulative Number of Content Creators*
– PGC	1.3	2.4	3.1
– PUGC	1.9	3.0	5.2
– UGC	6,528.0	8,336.2	11,323.7

Note:

*

An “album” refers to an episodic series of audio content in the form of digital audio files that a content creator uploads to our platform. “Cumulative number of albums” refers to the total number of albums available at our platform as of the last day of each fiscal year, and “cumulative number of content creators” refers to the total number of content creators whose album(s) is/are available at our platform as of the last day of each fiscal year.

The table below sets forth the number of active content creators for each of PGC, PUGC and UGC for the year ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	(in thousands)
Number of Active Content Creators*
– PGC	1.0	2.0	2.1
– PUGC	1.6	2.6	4.6
– UGC	2,845.0	3,739.4	5,149.9
Total	2,847.6	3,744.0	5,156.6

Note:

*	“Active content creator” refers to content creators who have uploaded at least one piece of audio content during the applicable period.

The table below sets forth the percentages of the total listening time for each of PGC, PUGC and UGC for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
Total Listening Time
– PGC	5.2%	11.3%	15.0%
– PUGC	29.8%	29.5%	33.1%
– UGC	65.0%	59.2%	51.9%

PGC Creators

We are one of the first audio platforms in China to produce PGC, and launched our first major PGC program on interpersonal skills in 2016. We produce PGC in collaboration with selected third-party IP partners. PGC is typically based on long-term and exclusive copyright agreements we have entered into with our IP partners and is characterized by a high level of engagement from our in-house production team. We have focused on sourcing and growing PGC that offers top-quality, exclusive or premium audio content that caters to the interests of a broad range of users.

We have strong and long-term partnerships with a wide range of online literature platforms and publishers, including China Literature, CITIC Press and Jinjiang Literature Network. For example, we have entered into a 20-year online audio copyright agreement with affiliates of China Literature, a leading online literature platform in China, which grants us rights to produce and offer a large number of audiobooks.

We have strived to develop attractive PGC across all major genres and types of audio content. For example, for our traditional entertainment content, we were the first online audio platform to enter into cooperation with Deyunshe (德云社), a well-known Chinese Xiangsheng (or “crosstalk”) and folk art performance group. We also collaborated with renowned professionals and authors such as Wu Xiaobo (吴晓波), who hosts a business and finance course on our platform, and Yu Qiuyu (余秋雨), who focuses on creating content on history and the humanities. In addition, observing that many of our users are young parents who have a constant need to source quality educational and entertainment materials for their children, we also produced more than 2,150 children-focused PGC programs in 2020. Our popular collection of classic Disney stories had been listened to for more than 301 million times as of March 31, 2021.

We are also a leading player in adapting trending IP to audio content such as audiobooks and radio dramas. For example, we obtained the right to adapt the highly regarded and well-known science fiction novel, The Three-Body Problem (三体) by Liu Cixin (刘慈欣), into radio drama and audiobook in 2019 and 2020, respectively, and successfully launched the two programs on our platform. The innovative production of the two works represented a breakthrough in audio content creation and is widely recognized as a benchmark in the industry. As of March 31, 2021, The Three-Body Problem audiobook and radio drama had been listened to more than 440 million times.

We typically share a percentage of revenue generated from the applicable PGC with the relevant third-party IP partners, while in some cases, we pay a fixed licensing fee. Under these fee arrangements, the amounts of fixed licensing fees and revenue-sharing incentives primarily depend on factors such as the type of content and the popularity of the content in its original form. Payments under the licenses are generally made in installments throughout the duration of the licenses. Our strong user traffic and engagement level continue to incentivize high-quality IP owners to cooperate with us on favorable terms.

PUGC Creators

We are one of the earliest content platforms in China to promote PUGC, which has shown significant growth in popularity as it combines the content breadth offered by user-generated content and the quality and specialization offered by professionally generated content. Our PUGC model empowers a wide range of participants to create and publish high-quality content on our platform. Many PUGC creators first started as users and uploaded UGC to our platform, and gradually become PUGC creators as their content become more high-quality and professional with our support, training and cultivation.

Leveraging our big data analytics and AI technologies, we are able to match the right PUGC creators with the high-quality IP we have sourced to produce highly attractive content. Once we have identified content creators with potential for success, we give them regular trainings, collaborate with them to produce professional-quality content, and accelerate their growth by actively promoting their content on our platform. We also provide additional backstage support such as in-depth data analysis and content IP sourcing, so that the PUGC creator can focus on what they do best—producing the best content for our users.

Our top PUGC content creators typically enter into exclusive cooperation with us with terms of ten years or longer. We typically grant PUGC creators rights to use content we have purchased or licensed, and share with them a percentage of revenue generated from the applicable PUGC. We also pay a small number of PUGC content creators hourly rates on an ad hoc basis. Below are some selected case studies of our most popular PUGC creators:

•

Voice of ZiJin (有声的紫襟): Voice of ZiJin, one of the first exclusive content creators on our platform, is known for his narration of suspense and mystery novels. His main works include “Mo Jin Tian Shi (摸金天师)” and “Lie Zui Zhe (猎罪者)”. With his unique and highly immersive narration style, he quickly accumulated a large number of fans on our platform and generated significant income. As of March 31, 2021, he had approximately 17 million followers, and his programs had been listened to approximately 52 billion times. Voice of ZiJin was included in Forbes China’s 2019 Under 30 Elite List.

•

Cai Cai (采采): Cai Cai is one of the most popular audio-based talk show hosts on our platform with over three million followers as of March 31, 2021. Before becoming an audio content creator, Cai Cai worked as an interpreter at Science Museum in Xi’an and has always had great interests in and passion for audio. After uploading her audio programs on our platform, she rapidly developed a royal follower base and became an exclusive content creator with us. Her main program, ‘Duan Zi Lai Le (段子来了)’ remains on the top of our ranking list.

•

Huan Ying Kong (幻樱空): Huan Ying Kong is one of our top 10 content creators and has approximately four million followers. Before his life as a successful content creator, he worked as an excavator operator. Huan Ying Kong became an exclusive content creator with us in 2018 after showing early successes in producing audio content. His transformation into a successful audio content creator continues to inspire millions of users and content creators across the industry.

Homepage Interface for PUGC Creators

UGC Creators

We encourage and invite all of our users to showcase their talent and share original audio content. We view UGC as an important part in maintaining our vibrant and diversified ecosystem as it helps to promote our brand, expand our reach through diversified content, and further drive user engagement and stickiness.

Our easy-to-use audio content creation tools enable UGC creators to record, enhance, edit and upload content anywhere and at any time. Through their content, our UGC creators share their stories, expertise, interests and passions, bonding with their followers over shared experiences and interests. We further mobilize our UGC creator base through online and offline social events and other interactive features.

Below is a selected case study of one of our most popular UGC creators:

•

Zi You Jun (自由君): Zi You Jun is one of the most popular UGC creators on our platform with over 280,000 followers as of March 31, 2021. Zi You Jun opened his podcast on our platform in 2014 sharing his personal life, start-up entrepreneurship, child raising and education experience in the United States. As of March 31, 2021, his podcast had been listened to more than 76 million times.

We obtain intellectual property rights of UGC, including live streaming sessions, available on our platform through user agreements we enter into with users upon their registration. For additional details concerning our copyright protection with respect to user-generated content, see “—Copyright Protection” and “Risk Factors—Risks Relating to our Business and Industry—If content creators who create and upload content on our platform have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

Content Creator Cultivation and Support

Retaining and incentivizing creators to continue producing attractive content is the cornerstone of our ecosystem, and we strive to build long-term, trusted relationships with content creators. Our massive and dynamic audio community offers content creators attractive growth and income generating opportunities, creating a strong incentive for them to develop and publish high-quality content on our platform.

Our creator services team is responsible for enhancing the growth and success of the content creator community and providing support regarding audience development, strategy, talent, live events, fan initiatives, and marketing. We offer customized training programs for existing and potential content creators who want to launch or further advance their careers in audio content creation, and invite high-performing content creators to join our cultivation program to capture more opportunities on our platform and enhance their financial returns. We also provide regular compliance trainings to our content creators to ensure that content uploaded to our platform complies with laws and regulations. The screenshots below illustrate the key features of our content creation services and content creator center homepage.

Our Content

We connect users and content creators through the massive and highly diversified content on our platform and create communities around them. We have strategically focused on building the scale and quality and diversity of our content throughout our operating history, and believe our content forms one of our greatest competitive advantages in meeting the diverse and individualized needs of users in a variety of settings and creating highly engaged and active communities.

As of March 31, 2021, over 280 million tracks of audio content across 100 genres, totaling approximately 2.1 billion minutes, were available on our platform. The fastest growing content genres on our platform currently include Wuxia (stories featuring martial arts and adventures in ancient China), finance and investment, anime and comics, radio drama, and education. In the three months ended March 31, 2021, each user on average streamed 19.9 audio tracks per day, compared with 13.1, 17.0 and 18.8 in the same period of 2018, 2019 and 2020, respectively.

Our content is generally produced in the following five forms:

Audiobooks—“audioization” of online literature and traditional publications

According to CIC, we have the largest audiobook library in China with over 4.5 million titles as of March 31, 2021. Our audiobooks include both popular online literature and traditional publications, covering a wide range of genres, with fiction, romance, history, mystery, business, finance, personal development and children’s books among them.

We source audiobooks primarily from our third-party IP partners, such as China Literature, and also adapt existing publications to audiobooks or other audio forms such as radio dramas in collaboration with established authors and publishers. According to CIC, our audiobook library covers 43.4% of the best selling titles in China and we established business cooperation with over 90 top online literature platforms in China as of December 31, 2020. Audiobooks and their adaptations are narrated and performed by the authors themselves, acclaimed performers, or PUGC and UGC creators on our platform. We believe the variety in narration formats and styles appeals to a larger and more diverse user base, encourages more users on our platform to participate in content creation, and further reinforces the dynamics of our ecosystem.

Audio Entertainment—“audioization” of entertainment

We are the destination for the best audio content for entertainment, in particular traditional Chinese comedies such as Chinese Xiangsheng (or “crosstalk”) and Pingshu (a form of storytelling). As of March 31, 2021, we had over 1.0 million albums of entertainment content.

We produce top-quality traditional Chinese comedies in collaboration with professional performers who are widely known and liked by the general public, such as Deyunshe (德云社), a troupe well known for its quick-witted Xiangsheng traditionally performed in teahouses and theaters, and Shan Tianfang (单田芳), a renowned Chinese Pingshu performer.

Podcasts—“audioization” of insights and experiences

Our platform is also the destination for a large number of quality podcasts covering a wide range of genres and topics, including personal development, business and finance, leisure, sports, parenting and technology, among others. As of March 31, 2021, we had approximately 7.0 million albums of podcasts available on our platform.

Podcasts on our platform are sourced from a range of talented creators, including teachers and journalists, who create content customized to our users’ interests and preferences, as well as those created by our users. The most popular podcasts on our platform currently include a sports-focused podcast by Yang Yi (杨毅), a basketball commentator, a program on Japanese culture by Xu Jingbo (徐静波), a journalist with more than 25 years’ experience covering Japan, and programs featuring Liang Dong (梁冬), an expert on traditional Chinese medicine and philosophy.

Premium Knowledge Sharing

We also offer users opportunities to learn and grow. Our online courses serve as a flexible gateway for users to learn new skills and expand interests in areas to which they may not have immediate access in their day-to-day lives. We collaborate with universities and recognized experts to produce open classes in areas such as self-development, finance, art, music and history.

For example, Speaking Well (好好说话), a training program on the art of conversation and workplace communication we produced in collaboration with MeWe Media in 2016, had been listened to approximately 200 million times as of March 31, 2021. We also partnered with Coursera to produce Chinese versions of 11 open courses, as well as with the celebrated pianist, Li Yundi (李云迪), to create a series on understanding and enjoying classical music. In addition, we provide training programs designed for and in collaboration with our corporate users to provide workplace and skillset training to their employees. As of March 31, 2021, we had over 9.5 million albums of premium knowledge sharing programs.

Audio Live Streaming

We introduced audio live streaming on our platform in 2017 to further explore ways to capture the unique sense of intimacy and bonding enabled by verbal communication and to drive user engagement and connectivity via real-time interactions. We believe live streaming can generate significant synergies with recorded content and enable content creators to expand their user base and seek out new ways to connect with their users. We encourage live streaming hosts to integrate recorded content, such as audiobooks or radio dramas, in live streaming, through dubbing and creative role plays. Popular content creators have also used live streaming to interact and connect with their fans in a more intimate setting, leading to the expansion of fan bases and deepened relationships between creators and users.

Our Interface

The highly interactive nature of our platform, coupled with our wide variety of high quality content, have helped us create a vibrant online community. Our platform primarily consists of our mobile platform and IoT and other platforms.

Mobile Platform

Our main mobile app, “Ximalaya,” is available in five main versions: a Flagship version suitable for all users where the full suite of our content is available, a Lite version that provides a streamlined and easy-to-use interface, a Kids version that combines entertainment and learning for children, a Business version specifically designed to provide corporate training for our enterprise users, and a Mental Wellness version that offers immersive meditation environment and facilitates sleeping quality improvement. The table below shows the target users and key features of each of our mobile app versions:

Mobile App Version	Target User Group	Key Features

Flagship	All users	Full suite of content and functions

Lite	Users on-the-go	Streamlined and easy-to-use interface

Mobile App Version	Target User Group	Key Features

Kids	Children aged 0-12 and their parents	Integrated entertainment and learning

Business	Corporate users	Corporate and skillset training

Mental Wellness	All users	Meditation and sleep aid

Below is a screenshot of the main interface for our Flagship version mobile app:

Flagship Version of Mobile Apps

Mobile Platform Features and Solutions

Content Discovery and Listening

We designed our platform to enable users to easily discover interesting and meaningful audio content. Users can discover content through a comprehensive range of features we offer, including a powerful search engine and personalized recommendations based on our algorithm and multi-dimensional data insights. We also display ranking charts and promoted content by categories to keep users updated with the most popular content on the platform.

Our content is available for streaming or downloading. Users can manage their playlists and access recently downloaded and/or streamed audio content on their personal homepages. We offer various streaming modes to enhance user experience in different settings, such as before bedtime, driving or while playing mobile games. Our cloud-based services also enable users to synchronize their playlists on different devices. The screenshot below illustrates the key streaming features on a user’s personal homepage.

Listening Functions

Content Creation

We provide a full suite of integrated in-app content production functions, including easy-to-use recording, editing and uploading portals, to empower users to create and share audio content directly from their mobile phones. The screenshot below illustrates the key features of our content creation interface.

In-App Content Creation Interface

We also provide analytical tools that allow content creators to review on their homepages data such as their number of followers, amount of time users spent listening to their content and other information providing user portraits and insights as to the popularity of their content. Through our data analytics support, content creators can better understand the preferences of their audience and create content that is more appealing and targeted. The screenshot below illustrates the key analytical and management tools we provide to content creators.

Analytical and Management Tools for Content Creators

Community Interactions

We build our communities based on high quality and creative content as well as vibrant interactions among users. Users’ interactions on our platform revolve around content, which serve as the media for users who share similar interests and hobbies to find and engage with each other and establish a common bond. We provide the following social and interactive features on our platform to help users develop strong and positive relationships and bond over common values. The screenshot below shows the integrated interactive functions in the user’s content playing interface.

Listening and Interacting Interface

•

Sharing and following: users can share interesting or useful content with other people. The follow function allows users to follow a content creator and listen to all of their content as well as receive notifications when the content creator uploads new content.

•

Commenting and multi-user on-air dialogues: users can leave comments to audio content to share their reactions and communicate with other users. A user can also like a comment, or reply to another user’s comment to continue a particular conversation in the comments section. In live streaming rooms, users comment and communicate with each other and interact with the streamer in real time.

•

Bullet chatting: In addition to the traditional comment section, we also enable bullet commenting, a live commenting function that enables users to send comments that fly across the screen like bullets while listening to the content. Bullet chatting allows users to share their reactions to the content instantaneously and spontaneously, and provides a fun way to exchange ideas.

•

Clipping: users can easily clip any part of the audio content as they listen and save or share the clip. We also offer editing tools for users to attach notes to the clip, or re-create the clipped content into a short audio or video.

•

Supporting a content creator: users can support their favorite content creators by using their points, sharing the content with their friends, and watching short videos made by the creator. Content creators who receive a large number of supports will have opportunities to promote their content on the app’s home page and benefit from more exposures.

•

Fan groups: users can discover and join a large number of groups organized based on common interests, content types or specific content creators. These interest groups serve as a main forum for users to communicate and bond with each other. For example, followers of Voice of Zijin can share their recent finds of suspense and mystery books, discuss the latest content uploaded by Voice of Zijin, or simply introduce themselves and share pieces of daily lives. The screenshots below illustrate fan group interface for followers of Voice of Zijin.

•	Virtual Gifting: For live streaming sessions, users can purchase virtual items and send them as gifts to live stream hosts as a gesture of friendship, appreciation, admiration or support.

IoT and Other Platforms

We are a pioneer in building IoT and other platforms that drives continued innovations in our products, services and user scenarios. Our IoT and other platforms support IoT and V2X, and are connected to third-party mobile apps spanning across news media, online literature and other content verticals where our content is made available. We work with third-party mobile app developers and mobile device manufacturers that we believe are complementary to our content ecosystem to embed our online access portals and features into their mobile applications. If the users of such third-party mobile apps and mobile devices launch those online audio access portals incorporated therein, such third-party mobile apps will seamlessly access and load online audio content from our content library. By building this service platform, we expand touchpoints of our content from mobile devices to in-car, household smart devices and third-party platforms. In the three months ended March 31, 2021, we already had average monthly IoT and other platform MAUs of 146.0 million, consisting of IoT and in-car devices MAUs of 48.3 million and third-party applications MAUs of 97.7 million. We cooperate with over 60 automobile makers in China, including Tesla China, Mercedes-Benz, BMW, Audi, Geely and BYD, to provide in-car audio content through pre-installed devices. We have also established partnerships with major industry-leading smart home appliance designers and manufacturers.

In addition to these partnerships, we have also grown our own IoT product portfolio to further enhance the connectivity and user experience across IoT devices. We currently offer six devices, including but not limited to three versions of Xiaoya Smart Speaker and a smart device with touch screens, Xiaoya AI Library. The graphs below show our primary IoT and others products and services:

IoT Devices and Interfaces

Our Monetization Model

We have built a multi-faceted monetization model that is seamlessly integrated with our products and services. We generate revenue primarily from subscription, advertising, live streaming, education services and other innovative products and services. Our strong monetization capability supports our long-term investments in content, technology and innovative products and services, and allows us to attract more high-quality and diverse partners and content creators.

Subscription

Membership subscription

We launched our membership services in 2018 to provide subscribers with an upgraded streaming experience and premium content and privileges. We had an average of 13.3 million average monthly active paying members in the three months ended March 31, 2021, representing a 76.7% growth from 7.5 million average monthly active paying members in the same period in 2020. Subscribers to our general membership package have free and unlimited access to over 38,000 albums of premium audio content as of March 31, 2021, including our most popular PGC and PUGC audio content. We also offer a separate membership package on our Kids version which allows subscribing users to access integrated entertainment and learning programs. Membership privileges also include substantially commercial-free streaming, early access to popular series, coupons and discounts on on-demand premium content and other purchases, and dedicated customer service.

The list price of our general membership package is typically at or below RMB25 (US$3.8) for one month and RMB268 (US$41.1) for one year. The standard list price of our Kids version membership package is RMB25 (US$3.8) for one month and RMB198 (US$30.3) for one year. We offer discounted price for membership package subscriptions that are automatically renewed. We also offer joint memberships from time to time with selected popular video streaming platforms such as Tencent Video, iQiyi and Youku, as well as e-commerce platforms such as Meituan and JD.com, to further promote our brand. Subscribers to joint memberships can easily access and enjoy privileges on both platforms with one subscription. The list prices for most of our joint memberships range from RMB198 to RMB300 for twelve months.

Paid on-demand listening

Most of our content is accessible on an individual, on-demand basis for free or for a fee. As of March 31, 2021, we had over 15,000 paid albums available for on-demand listening. In 2020, we charged around RMB63 (US$9.2) for each paid program on average.

Advertising

We believe our large user base provides advertisers with a highly attractive audience. Our young and dynamic user base represents a highly sought-after audience for advertisers. While our value proposition to advertisers is driven by our strong brand recognition, massive and engaged user base, in-depth understanding of users and precision targeting enabled by big data analytics, we also aim to enhance our users’ experience through thoughtfully placed and customized advertisements. Our ability to harness data and understand our users enables us to serve them relevant and catered advertising.

We offer advertisers a full suite of advertising services to effectively reach their target audience. Our advertising services primarily consists of display advertisements, including opening ads, floating ads, and advertisements placed on our mobile apps’ home page and users’ listening pages, as well as audio advertisements such as audio endorsements of specific products and services. We also offer dedicated brand podcasts and work with advertisers and content creators to create native product placements in audio content, which enable both effective targeting for advertisers and a more natural listening experience for users. We also continue to innovate and offer new technologies and products with the goal to provide best value to both advertisers and our users. For example, we introduced programmatic advertising in 2019, which significantly improved precision targeting and effectiveness.

We sell our advertising services directly or through third-party advertising agencies, including members of American Association of Advertising Agencies and leading Chinese advertising agencies. These advertising arrangements specify the type of advertising services, pricing, insertion dates and number of impressions in a stated period. The prices of our advertising services can be fixed, on a cost-per-mille or a cost-per-action basis, or a combination.

Live Streaming

Users are attracted to our live streaming service and listen to audio stories and music performances from our live streaming hosts. We generate revenues from live streaming services primarily from sales of consumable virtual gifts and items. Consumable virtual items are mainly used as gifts sent to live streaming performers by users as a way for them to show support and appreciation for their performance. Special virtual items, such as diamond rings or cars, will be displayed on the screen when these gifts are bought from us and sent to the hosts. The price of our virtual currency is fixed and once purchased, the virtual currency does not have an expiration date. Our virtual currency and items are non-refundable and may not be converted back to cash. We share a percentage of revenues from virtual gift sales with our live streaming hosts through agreements with them and their guilds.

We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in live streaming, which drives user engagement and stickiness.

Education Services

We provide in-depth education products customized for different user groups on our platform in order to bring greater value proposition to them. The education products we offer have gained significant tractions and have created strong synergies across categories. For example, we found that among our users, parents with young and teenage children have large unmet demands in finding high-quality educational materials for their children, people are in need of short but effective vocational training courses on the go to help them advance in their career, and businesses are also looking for flexible and effective ways to provide training to their employees. Based on these insights, we have incubated a number of learning services focusing on foundational learning programs for users aged 0-12 years, subject-specific boot camps and vocational training, as well as training programs designed for businesses to provide workplace and skillset training. We typically develop these education services in-house or through collaborations with third parties. We believe that by offering these programs, we help connect students, parents, educators and professionals and enable our users to develop skills and expand knowledge.

Education services on our platform not only provide tailored content, but also provide users with a full set of value-adding services such as study groups and personal coaching. For example, we have partnered with Oxford University Press to produce online reading courses and ebooks with content from Oxford Reading Tree since July 2019, an established English-learning program used in schools in the UK and across the world targeting children aged 3-8 years. To best provide a comprehensive learning experience for our users in China, the program not only includes narration of content, but also a digital version of the accompanying reading materials. The program became a sought-after English learning tool among our users and its total paid enrollments were over 44,000 in 2019 and 565,000 in 2020. The total paid enrollments in the three months ended March 31, 2021 was over 253,000.

We believe these education services further enrich our ecosystem and provide additional diversity to our monetization model. Many of these education services have gained strong traction and have substantially contributed to the content available on our platform.

Other Innovative Products and Services

As we continue to innovate our products and services based on the needs of our users, we have also generated revenues from these innovations. We have sold in-house developed IoT devices, produced cultural and creative IP derivative works, launched customized audioization services, e-commerce, and audio-to-text publishing which would enable us to convert popular albums into published books. While our main goal is still to explore innovative ways to further expand and connect our users, we expect to continue to generate revenues from these innovative products and services.

Technology, Research and Development

We are focused on continuously improving our technology in order to deliver a differentiated audio experience at scale and continue to offer value, convenience and flexibility to our users, content creators, advertisers and other platform participants.

We believe one of our significant strengths is our massive data set, which provides us with in-depth insights into content consumption and user behavior. We are able to track user behaviors such as listening, sharing, selecting recommended content, skipping, following and active participation through commenting and gifting. As we further collect and process data and enhance our big data analytics and other technology, we believe we will better understand and respond to our users’ preferences, drive an even better overall experience for our platform participants, and further differentiate our services from those of our competitors.

Technologies that Offer a Superior Listening Experience

AI-enabled discovery and recommendation

We devote substantial resources to analyzing and handling data in order to obtain useful insights via machine learning and AI. Our algorithms are designed to anticipate a user’s preferences using factors such as demographics and past listening behavior. Furthermore, we can combine situational context, such as time of day and location, to make better recommendations for appropriate content to an individual user based on his or her current activity. We believe customized recommendations help users navigate our large collection of content and expand their interests into new genres, topics and formats, which in turn improves user engagement and stickiness.

User experience enhancements

We provide audio encoding and playback technologies that are adaptive to a user’s network, enabling smooth listening even on 2G networks, and high-quality audio on Wi-Fi networks. We support the creation, editing, storage and publication of audio content on multiple platforms, such as Windows, iOS and Android systems, and support real-time voice interaction and user interactions. We also improve listening quality in live streaming by adopting a high sampling rate and bit-rate sound quality and providing a variety of sound effects, including 3D voice effects. We also provide special sound effects, such as sound filters and editing, in audio entertainment to enhance the fun, engaging experience.

Technologies that Empower Efficient and Easy-to-use Content Creation

We provide content creators with powerful audio creation tools that provide comprehensive functions including recording, editing, optimization, storage, playing and uploading. By using our proprietary recording functions, creators can quickly and easily record high-quality content. Our platform also provides proprietary modules like noise reduction, echo suppression and hi-fi encoding.

We have also focused on developing our proprietary text-to-speech (TTS) technologies, which use advanced deep learning technologies to synthesize natural-sounding human speech and convert text to natural-sounding speech. Our diverse base of high-quality content creators and narrators provides us with a large number of sound samples. Our TTS function currently supports narration in male, female and children’s voices. TTS allows us and our platform partners to efficiently convert a large amount of news, articles and books to audio, significantly expanding the size and variety of content available on our platform and allowing content creators to focus on the more advanced and creative content.

Technologies that Support IoT and other devices

We built and continue to upgrade our platform to allow users to access our rich audio content anytime and anywhere through IoT and in-car devices made by ourselves or third-party partners. Xiaoya OS is enabled with powerful and comprehensive AI capabilities from multiple microphone arrays to intelligent speech interaction, and utilizes cutting-edge voice technologies such as automatic speech recognition (ASR) to enable devices to accurately detect voices and effectively respond to users’ needs.

Technologies that Improve Advertising Efficiency and Experience

Technology innovation and data analytics are the foundation of our advertisement services. With the rich and continually expanding data generated on our platform, we are able to use our advanced algorithms to help advertisers serve highly targeted programs to specific groups of users and audiences. We have also been investing in infrastructure for programmatic advertisements since 2019.

Technologies that Ensure Secure and Stable Operating Infrastructure

Our technology architecture is designed to be scalable, multi-platform, easy to update, and built to support future development. We maintain a capital-light infrastructure, and use many large-scale data storage technologies, in which data is periodically collected by cyclic processes that continuously update our datasets with user activity, making it easy for our data scientists to analyze behaviors and refine our search and selection algorithms.

Unparalleled Technology Team with In-depth Experience and Knowledge

As of December 31, 2020, our technology and R&D team consisted of 1,312 members, including audio algorithm engineers, big data scientists, designers, and product managers. Our technology and R&D team represented 42.7% of our employees as of the same date. Our core research and development team consists of experienced engineers and technology experts with ten to fifteen years’ experience with leading internet and technology platforms in China.

Content Management and Regulation

We have developed the following mechanisms to ensure that the content on our platform complies with the relevant laws and regulations:

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Automatic content filtering. Once a user uploads content to our platform, we utilize automatic text and audio analytical tools to identify illegal, inappropriate and potentially infringing content contained in audio pieces and texts uploaded to our platform. Once a risk is identified, the system will send the underlying content to our content monitoring team for additional manual review.

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Manual review. Content uploaded by users is also reviewed manually before they become available on our platform. As of December 31, 2020, we had a dedicated in-house content monitoring team of 295 people, primarily consisting of staff based in Xi’an, Chengdu and Shanghai. The content monitoring team also proactively screens all uploaded content, live streaming flows and interactive audio products on a 24/7 basis to ensure that proper review and confirmation have been performed with respect to all images, text and audio content and ongoing live audio streams.

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Real-name registration and user undertakings. We apply a real-name registration system to verify the identities of content creators. In addition, we are currently upgrading our platform to require users to acknowledge and agree to the terms and conditions of our platform before uploading any content. Pursuant to such user agreement, each user undertakes not to upload or distribute any content that violates any PRC law or regulation or infringes any third-party intellectual property right, and agrees to indemnify losses claimed by any third party caused by any content uploaded or live streamed by such user.

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Report by users. Our users may report any inappropriate, offensive or illegal content by clicking the “Report” button on the platform. We also require live streaming hosts to monitor activities in their own broadcast rooms to ensure that all content podcasted complies with our service terms. We assign moderators to monitor live streaming sessions and report any illegal or improper content or activities in real-time.

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Regular review of content. In addition to monitoring the day-to-day activities on our platform, we also deploy proprietary and third-party software with risk rating and ASR technologies to screen and eliminate inappropriate or illegal content on our platform. Our AI technologies are also optimized to detect inappropriate or illegal content stored on our servers. If any improper or illegal content is detected, we will remove such content from our platform.

We handle all levels of violations strictly in accordance with our policies and applicable laws and regulations, and keep enhancing content-monitoring by optimizing product design and features and relevant systems. For minor violations, we intervene and rectify by deleting relevant content and images, posting a warning, closing or suspending relevant user accounts, and conducting follow-up reviews. For severe violations, we may permanently close down the relevant user or content creator accounts.

Brand and Marketing

The focus of our marketing efforts is to further strengthen our “Ximalaya” brand and to expand our ecosystem to connect more users, content creators and other ecosystem participants. We primarily rely on word-of-mouth referrals and benefit from our well established brand to attract users, content creators and advertisers. We aim to continue to implement cutting edge technologies, introduce interactive interfaces and tools, as well as improve user experience in order to encourage users to access our platform more frequently and for longer periods of time, and ultimately increase their spending on our platform. We also use direct marketing tools deployed through our platform interfaces to convert users into paying users.

We also engage in diverse marketing campaigns both online and offline to enhance brand awareness. In 2016, we first launched “123 Carnival Festival”, our annual online marketing campaign which we continue to hold on or around December 3 of each year to boost platform traffic and content and membership subscriptions. Partnerships with major mainstream broadcasters in China, including China Central Television, also strengthen our brand and increase our user reach. We also regularly host other major festivals, TV shows and events as well as cooperate with celebrities and established media professionals to enhance our brand recognition. In addition, we cooperate with a number of leading mobile and smart device manufacturers for pre-installation of our platform and applications.

Copyright Protection

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s audio copyright environment. We take various measures to ensure content offered on or uploaded to our platform does not infringe upon the copyrights of third parties. For content we have obtained a license for, we closely monitor such content to ensure that it complies with the scope of the license and detect and remediate infringement of third-party copyrights in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legal right to license the content and require them to indemnify us for losses arising from any claims of infringement or violation of laws and regulations.

With respect to user-generated content, we rely on the safe harbor provisions for online storage service providers under PRC copyright laws and regulations and have adopted measures intended to minimize the risk that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading content, and (iii) implementing and enforcing “notice and take-down” once any potential infringement has been detected.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. With our advanced audio tracking technology and third-party experts, we are able to continually screen and identify infringing content displayed on other platforms in China. When our system identifies an infringing use of our content on a third-party platform, our legal team will be informed and send a takedown notice to the infringing platforms requesting that the infringing content be removed. Following the takedown notice, our legal team and third-party experts will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and may also initiate legal proceedings against the infringing party.

Other Intellectual Property

In addition to content copyrights, other intellectual property, including patents, software copyrights, trademarks, domain names, know-how and proprietary technologies, is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of March 31, 2021, we had applied for the registration of 129 patents, among which 76 patents had been registered. As of the same date, we had applied for 1,102 trademarks, among which 928 had been registered in China and internationally. We had also registered 161 software copyrights and 51,301 content copyrights as of the same date. In addition, we had 96 registered domain names as of the same date.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Risk Factors—Risks Relating to our Business and Industry—Failure to protect our intellectual property could substantially harm our business, results of operation and financial condition” and “Risk Factors—Risks Relating to our Business and Industry—We have been, and may continue to be, subject to claims for infringement, misappropriation or other violation of third-party intellectual property rights. Assertions or allegations that we have infringed or violated intellectual property rights could harm our business and reputation.”

Data Security and Protection

We believe data security is critical to our business operation, as data is the foundation of our competitive advantages. The user privacy policy on our platform describes our data use practices and how privacy works on our platform. Specifically, users are required to acknowledge the terms and conditions of the user agreement before using our products or services, and we provide users with prior notice as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access personal data with layered access authority. For our external interfaces, we utilize firewalls to protect against potential attacks or unauthorized access. We back up our data at different servers spread across different locations.

Competition

As a leading player in the fast-growing online audio market, we face competition from providers of similar services. Other online audio platforms compete directly with us for content and users. We also compete with online music platforms, as well as online video platforms, social media platforms, and other platforms offering online entertainment services.

Our competitors may compete with us in a number of ways, including by obtaining exclusive online distribution rights for popular audio content, conducting brand promotions and other marketing activities, and making acquisitions. They may also attract content creators through favorable fee arrangements and enter into exclusive contracts with them, which may harm our ability to retain a diverse base of high-quality content creators and divert user traffic from our platform.

We believe that we can compete effectively with our competitors on the basis of the following factors: (i) the strength and reputation of our brand, (ii) our ability to provide diverse, creative and quality content,

(iii) our highly engaged user base, (iv) the proven track record of our monetization model, and (v) our ability to continually enhance and develop products and services to keep up with user preferences and demands.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Employees

We had 3,074 full-time employees as of December 31, 2020, as compared with 2,660 full-time employees as of December 31, 2019 and 1,880 full-time employees as of December 31, 2018. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	Number of Employees	Percentage (%)
Technology and R&D	1,312	42.7
Customer services	561	18.2
Platform and content operations	495	16.1
Content screening and monitoring	295	9.6
Sales and marketing	236	7.7
Content production	175	5.7
Total	3,074	100.0

Our success depends on our ability to attract, retain and motivate qualified personnel. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results. Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance, maternity insurance and housing provident fund. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

In addition to on-the-job training, we regularly provide management, technology, regulatory and other training to our employees through internally developed training programs or externally hired consultants. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Shanghai. We have offices in 12 cities in China and three offices in the U.S. and Japan. These facilities had an aggregate of approximately 45.2 thousand square meters as of March 31, 2021. We lease all of our premises under lease agreements. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from major telecommunications companies in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. In 2018, 2019 and 2020, we incurred damages of RMB2.4 million, RMB6.3 million and RMB40.3 million, out of which RMB1.5 million, RMB6.1 million and RMB37.0 million was accrued as of December 31, 2018, 2019 and 2020, respectively, primarily related to allegation of copyright infringement. In the three months ended March 31, 2021, we incurred damages of RMB88,000. As of March 31, 2021, we recorded accrued settlement expense of RMB0.4 million, primarily related to allegation of copyright infringement. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Relating to our Business and Industry—We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operation, financial condition, liquidity, cash flows and reputation” and “Risk Factors—Risks Relating to our Business and Industry—We have been, and may continue to be, subject to claims for infringement, misappropriation or other violation of third-party intellectual property rights. Assertions or allegations, even not true, that we have infringed or violated intellectual property rights could harm our business and reputation.”

REGULATION

We are subject to a variety of laws, rules and regulations across a number of aspects of our business. This section sets forth a summary of the most significant PRC laws, rules and regulations that are applicable to our current business activities in the PRC and that affect the dividends payment to our shareholders. We are also subject to laws, rules and regulations outside of the PRC, primarily in Japan and the United States.

Regulations on Foreign Investment

On March 15, 2019, the Foreign Investment Law of PRC, or the Foreign Investment Law was promulgated by the National People’s Congress, or the NPC, and came into effect on January 1, 2020, which replaced the Sino-Foreign Equity Joint Venture Enterprise Law of PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of PRC and the Wholly Foreign-owned Enterprise Law of PRC, and become the legal foundation for foreign investment in the PRC. To ensure the effective implementation of the Foreign Investment Law, the Regulations on Implementing the Foreign Investment Law of PRC, or the Implementation Regulations, was promulgated by State Council on December 26, 2019 and came into effect on January 1, 2020, which further provides that a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law shall adjust its legal form or governance structure to comply with the provisions of the Company Law or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025.

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List, and pursuant to which the foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries.

On June 23, 2020, the NDRC and the MOFCOM issued the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which took into effect on July 23, 2020. The NDRC and the MOFCOM further issued the Encouraged Foreign Investment Catalog (2020 version) on December 27, 2020 which took effect on January 27, 2021. The 2020 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2020 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in these two categories are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services and online culture services, which are restricted or prohibited for foreign investors by the Negative List. We conduct business operations that are restricted or prohibited for foreign investment through our variable interest entities, or VIEs.

Regulations on Value-Added Telecommunication Services

Regulations relating to Value-Added Telecommunications Services

The Telecommunications Regulations of PRC, or the Telecommunications Regulations, as promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations.

The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, and define the “value-added telecommunications services” as “telecommunications and information services provided through public networks”.

On December 28, 2015, the MIIT, promulgated the Classification Catalogue of Telecommunications Services (2015 version), or the Classification Catalogue, which was last amended on June 6, 2019. Pursuant to the Classification Catalogue, the information services provided by the company through fixed networks, mobile networks and the Internet are all value-added telecommunications services. The Telecommunications Regulations also require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

Moreover, the Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Licenses Measures, promulgated by the MIIT in July, 2017, set forth more provisions to specify the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under the Licenses Measures, a commercial operator of value-added telecommunications services must first obtain a value-added telecommunications services license and operate its telecommunications business in accordance with the type of telecommunications business that lies within the scope of business coverage as stated in its business permit, and pursuant to the provisions of the business permit. Otherwise, such operator might be subject to sanctions. Our consolidated affiliated entities and their subsidiaries hold licenses for value-added telecommunications services covering internet information services, or the ICP Licenses.

Regulations relating to Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended on February 6, 2016, foreign-invested value-added telecommunication enterprises in the PRC shall be established as Sino-foreign equity joint ventures, and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%. In addition, the main foreign investor investing in a value-added telecommunications enterprise in the PRC shall demonstrate a positive track record and experience in operating a value-added telecommunications business. The 2020 Negative List further states that the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business.

On July 13, 2006, the Ministry of Information Industry of PRC, or the MII, which is the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, according to which, a foreign investor in the telecommunications service industry in the PRC must establish a foreign invested enterprise and apply for a telecommunications business operation license, while a domestic company that holds a value-added telecommunications business operation licenses is prohibited from leasing, transferring or selling the license to foreign investors in any means, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that illegally conduct value-added telecommunications business in the PRC.

Regulations on Internet Content Services

Regulations relating to Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Service, or the ICP Measures, which was last amended on January 8, 2011. According to the ICP Measures, whoever intends to engage in commercial internet-based information services, shall apply to the administrative organ in charge of telecommunications in the relevant province, autonomous region or directly administered municipality, or to the State Council department in charge of the information industry, for a license to operate value-added telecommunications business in internet-based information services. In addition, according to applicable PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

Besides, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and keep records and report it to the government authorities. Commercial internet-based information services provider’s violation of these prohibitions, in serious cases, will lead to revocation of its value-added telecommunications license and non-commercial internet-based information services provider’s serious violation in serious cases, will lead to the shutdown of its Internet systems.

Regulations relating to Transmitting Audio-Visual Programs through the Internet

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which non-state-owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks. On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT, and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers which had engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classified Internet audio/visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs promulgated by the SAPPRFT, which is the predecessor of NRTA, on September 2, 2016 emphasizes that, unless a specific license is granted, the audio/visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

On November 4, 2016, the CAC, promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcast service provider shall (i) establish a live video broadcast content review platform; (ii) conduct authentication registration of internet live video broadcast issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcast services user to specify both parties’ rights and obligations. On July 12, 2017, the CAC issue a notice requiring that online live video broadcast service providers shall file with local branches of the CAC from July 15, 2017 so as to tighten the scrutiny on the content distributed through the live video broadcast platforms.

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Regulations on Online Cultural Activities

The Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), or the MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions on February 17, 2011 and further amended on December 15, 2017. Pursuant to the Internet Culture Provisions, internet cultural activities include: (i) producing, reproducing, importing, publishing or broadcasting Internet cultural products; (ii) publishing cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming players for the purpose of browsing, reading, reviewing, using or downloading such products by online users; and (iii) exhibitions and competitions of Internet cultural products. Internet cultural activities are categorized as two categories, namely, commercial and non-commercial. Providers of internet audiovisual programs and internet game operations must file an application for establishment to the competent culture administration authorities for approval and must obtain the online culture operating permit. In addition, foreign-invested enterprises are not allowed to engage in the abovementioned services except online music.

Regulations on Online Publication

On February 4, 2016, the SAPPRFT and the MIIT issued the Measures for Online Publication Service Administration, or Online Publication Measures, which took effect on March 10, 2016. The Online Publication Measures introduced an internet publishing license regime for internet publications. According to the Online Publication Measures, the term “online publications” includes (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audiovisual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Online Publishing Measures, internet operators distributing online publications via internet are required to obtain an online publishing license from the SAPPRFT. As of the date of this prospectus, we have not obtained an internet publishing license. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services.

On May 31, 2016, the SAPPRFT and the MOFCOM jointly promulgated the Provisions for the Administration of the Publication Market, which became effective on June 1, 2016. According to the Provisions,

an online trading platform that provides services for the distribution of publications shall go through recordation formalities with the competent publication department of the people’s government of the province, autonomous region or centrally administered municipality at the place of its registration, and accept the guidance, supervision and administration by the competent publication department.

Pursuant to the Administrative Regulations on Publishing (2020 Revised), organizations and individually-owned businesses engaging in distribution of publications through information network such as the Internet shall obtain a “Publishing Business Permit” pursuant to the provisions of these Regulations. Operators providing online trading platform services shall examine the identity of the operating entity of organizations and individually-owned businesses applying to engage in distribution of publications through their online trading platform, and verify their “Publishing Business Permit”.

Regulations on Internet-based News

On May 2, 2017, the CAC promulgated the Regulations on Internet-based News Information Services, which became effective on June 1, 2017. On May 22, 2017, the Implementation Rules for the Administration of the Licensing for Internet-based News Information Services was further promulgated. Pursuant to the Regulations on Internet-based News Information Services, an Internet news license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. It is prohibited from carrying out Internet-based news information service activities without a license or beyond the licensed scope.

Regulations on Production and Operation of Radio and Television Programs

Pursuant to the Administrative Provisions on the Production and Operation of Radio and Television Programs latest amended on October 29, 2020, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

Regulations on Online Advertising Services

On October 27, 1994, the Standing Committee of National People’s Congress, or the SCNPC, promulgated the Advertising Law of the PRC, or the Advertising Law, as amended on April 24, 2015 and most recently on October 26, 2018. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for industry and commerce at and above the county level are in charge of supervision and administration of advertising.

Besides, on July 4, 2016, State Administration of Industry and Commerce, or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, effective as of on September 1, 2016, specifying requirements that advertisers shall meet while operating advertising business online. Pursuant to the Internet Advertising Measures, the “internet advertising” refers to advertisements that promotes commodities or services and are (i) in the forms of texts, pictures or videos which contain links;

(ii) e-mail advertisements; (iii) paid search advertisements; (iv) advertisements in commercial display (except for the display of the information which shall be provided by business operators to consumers according to laws, regulations and rules); or (v) other commercial advertisements via internet. Internet advertisers shall be responsible for the authenticity of the advertising contents. The identity, administrative license, cited information and other certificates that the advertisers are required to have in publishing internet advertisements shall be true, lawful and valid.

Regulations on Virtual Currency

On June 4, 2009, the MOC and the MOFCOM jointly issued the Virtual Currency Circular. The Virtual Currency Circular requires that the operators who engage in issuance of online game virtual currency or offering of online game virtual currency transaction services shall apply for approval from the MOC through its provincial branches. Operators that issue virtual currency for online games are prohibited from offering services for virtual currency trading. Any company that fails to obtain the necessary approval will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether any other government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods.

On September 21, 2012, the Administrative Measures for Single-purpose Commercial Prepaid Cards was issue by the MOFCOM and was last amended on August 18，2016, which further requires enterprise that engages in the retail, accommodation, catering or resident service industries shall go through record-filing procedures within 30 days after they start single-purpose commercial prepaid card business.

Regulations on Internet Infringement

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, was promulgated by SCNPC on October 31, 1993 and last amended on October 25, 2013, which became effective on March 15, 2014, to protect the legitimate rights and interests of consumers, to maintain social and economic order, and to promote the healthy development of the socialist market economy. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. Specifically, a consumer whose legitimate rights and interests are infringed in the purchase of commodities or receipt of services rendered through an online trading platform may seek compensation from the seller or the service provider. Where the online trading platform provider is unable to provide the true name, address and valid contact method of the seller or the service provider, the consumer may seek compensation from the online trading platform provider. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

On May 28, 2014, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators. According to the Guidelines, operators of the online trading platform shall sign a service contract with the operator on the platform. The contract shall specify the rights and obligations of both parties, liability for breach of contract, dispute resolution, platform access and withdrawal, product quality and safety protection, consumer rights protection, bad information handling, etc.

The Civil Code of the PRC, or the Civil Code, was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021, which superseded the Tort Law of the PRC and the General Principles of Civil Law

of the PRC. The Civil Code provides that, if an internet service provider is aware or should be aware that an internet user is infringing on the civil rights and interests of others through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said internet user for such infringement.

Regulations on Intellectual Property Rights

Copyright

According to the Copyright Law of the PRC, or the Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 and will be effective on June 1, 2021, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners.

The PRC National Copyright Administration and MII jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, or the Copyright Measures, on April 29, 2005. These measures are formulated to strengthen the administrative protection of the right of communication through information network in Internet information services. Where a copyright owner finds any content communicated through Internet infringes upon his/its copyright, and sends a notice to the Internet information service provider or any other institution entrusted, the Internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright owner’s notice for 6 months. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated on May 7, 2009, shall be applied.

On 18 May 2006, the State Council promulgated the Regulations on Protection of Information Network Transmission Right, as amended on January 30, 2013, effective as of March 1, 2013. Pursuant to the Regulations, where a rights holder is of the opinion that the works, performances, audio and video products involved in the services of a network service provider which provide information storage space or searching or linking services infringe upon its information network transmission right or its digital rights management information have been altered or deleted, the rights holder may notify the network service provider in writing and request the network service provider to delete such works, performances, audio and video products or to remove the links to such works, performances, audio and video products.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the Trademark Law of the PRC, adopted by the State Council in 2002 and subsequently amended on April 29, 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In accordance with the Patent Law of the PRC promulgated on March 12, 1984, last amended on October 17, 2020 by the SCNPC, and will be effective on June 1,2021, and its Implementation Rules promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, the duration of utility model patent right is 10 years, and the duration of design patent right will be extended from 10 years to 15 years upon the effectiveness of the revised Patent Law of the PRC on June 1, 2021, which all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities.

Domain Names

On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017, and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On May 28, 2012, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Internet Information Security and Privacy Protection

Regulations relating to Internet Information Security

The Decisions on Protection of Internet Security enacted by the SCNPC on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (i) intrusion into a strategically significant computer or system; (ii) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby destroying the computer system and the communications networks; (iii) violating national regulations, suspending the computer networks or the communication services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

On December 13, 2005, the Ministry of Public Security promulgated the Provisions on Technical Measures for the Internet Security Protection, which provides that internet service providers to take proper measures including anti-virus, data back-up, keeping records of certain information such as the login-in and exit time of uses, and other related measures, and to keep records of certain information about their users for at least 60 days, and detect illegal information. According to these measures, operators that hold value-added telecommunications service license must regularly update the information security and content control systems of their websites, and shall also report any public dissemination of prohibited content to the local public security authorities.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of PRC, or the Cybersecurity Law, effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. The Cybersecurity Law defines “network” as a system comprising computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with specific rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

On July 3, 2020, the Data Security Law (Draft for comments) was published to solicit public comments. The Data Security Law (Draft for comments) mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

Regulations relating to Privacy Protection

Pursuant to the Decisions on Strengthening the Protection of Online information, issued by the SCNPC in 2012 and the Protection Provisions for the Personal Information of Telecommunications and Internet Users promulgated by the MIIT in 2013, telecommunication business operators and internet service providers are required to set up their own rules for collecting and use of internet users’ information and are prohibited from collecting or using such information without consent from users. Moreover, telecommunication business operators and internet service providers shall strictly keep users’ personal information confidential and shall not divulge, tamper with, damage, sell or illegally provide others with such information.

On February 4, 2015, the CAC promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations relating to Mobile Internet Application Information Services

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. Pursuant to which, internet information service providers who provide information services through mobile internet applications are required to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

The Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Applications issued by three authorities including MIIT and SAMR on January 23, 2019, Pursuant to which, (i) application operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even suspend its operation for rectification or cancel its business license or operational permits.

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In February 2012, the SAFE issued the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency.

On July 4, 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or the SPV, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was latest amended on December 29, 2018. On December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC.

Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Value-added Tax

On December 13, 1993 the State Council issued the Provisional Regulations of the PRC on Value-added Tax, which was most recently amended on November 19, 2017, and on December 25, 1993, the Ministry of Finance, or the MOF, issued the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax, which was latest amended on October 28, 2011, collectively referred to as VAT Law. According to VAT Law, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

On March 23, 2016, the MOF and SAT jointly issued the Notice on Issues Relating to Cultural Undertaking Development Fee Policies Relating to the Pilot Scheme of Levying VAT in Place of Business Tax and Administration of Levying, which was partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, according to which the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016.

According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%,

6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018, the VAT tax rates on sales, imported goods that were previously subject to 17% and 11% are now adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10% are now adjusted to 13% and 9%, respectively.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Administration of Taxation on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, or the SAT Notice 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This notice further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or SAT Circular 7. According to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. Therefore, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, latest amended on June 15, 2018, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012 and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law which was promulgated by the State Council and came into effect on September 18, 2008, stipulate the relations of employer and the employee, and contain specific provisions including but not limited to the probationary period and liquidated damages to protect the rights and interests of the employees.

The Social Insurance Law of the PRC issued by the SCNPC on October 28, 2010, effective as of July 1, 2011 and last amended on December 29, 2018, provides that an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. The premiums for maternity insurance and occupational injury insurance are paid by the employer, while the premiums for pension insurance, medical insurance and unemployment insurance are paid by both the employer and the employee. If the employer fails to fully contribute to social insurance funds on time, the collection agency for such social insurance may demand the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer.

The Regulation on the Administration of Housing Provident Funds issued by the State Council on April 3, 1999 and last revised on March 24, 2019 provides that enterprises must register with the competent managing center for housing funds and shall contribute to the Housing Provident Fund for any employee on its payroll. Where an employer fails to pay up housing provident funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period.

Regulations on Anti-monopoly

The Anti-monopoly Law of the PRC promulgated by the SCNPC, which became effective on August 1, 2008, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings

promulgated by the State Council On August 3, 2008, and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i)during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or(ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China.

On November 21, 2009, the MOFCOM issued the Measures for Declaration of Concentration of Undertakings promulgated by which became effective on January 1, 2010. On October 23, 2020, the MOFCOM further issued the Measures for Examination and Approval of Concentration of Business Operators which became effective on December 1, 2020. According to the Examination Measures, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

In early February 2021, the Anti-monopoly Commission of the State Council published the Anti-monopoly Guidelines for the Internet Platform Economy Sector, which provides that the calculation of turnover in the field of platform economy may be different depending on the business model of the operators: for platform operators who only provide information matchings and collect commissions, their turnovers should be calculated including the service fee charged by the platform and other platform income; for the platform operators who participate in the market competition on the platform side, their turnovers shall be calculated including the transaction amount involved in the platform and other platforms. The concentration of undertakings involving the agreement control (VIE) structure falls within the scope of the antitrust review of concentration of undertakings. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Anti-monopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Regulations on M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and late amended on June 22, 2009. Foreign investors shall abide by the M&A Rules, when purchasing equity interests or subscribing the increased capital of a domestic company, and thus changing the nature of the company from a domestic one to a foreign-invested enterprise; or when establishing a foreign-invested enterprise directly in the PRC and operating the assets purchased from a domestic company; or when purchasing the assets of a domestic company, establishing a foreign-invested enterprise by injecting such assets and then operating the assets.

The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the FIL partially replaced the M&A Rules in its rules on foreign investors to acquire non-related domestic company stocks or assets, while the equity or assets acquisition of an affiliated domestic company by a foreign investor shall still be subject to the M&A Rules.

On August 25, 2011, the MOFCOM issued the Provisions on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, according to which mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Jianjun Yu	45	Co-founder, Chairman of the Board and Chief Executive Officer
Xingren Li	38	Director and Vice President
Jieqiang Shen	39	Director and Vice President
Mingwang Xiong	37	Director
Xiaodong Liang	44	Director
Jennifer Xinzhe Li*	54	Independent Director
Xianghai Yu*	47	Independent Director
Jie Jiang	39	Chief Technology Officer
Steve Lin	40	Co-Chief Financial Officer
Dong Li	45	Co-Chief Financial Officer
Dong Wang	38	Vice President

*

Each of Ms. Jennifer Xinzhe Li and Mr. Xianghai Yu has accepted our appointment to be a director of our company, effective upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Jianjun Yu has served as our co-founder and our chairman of board of directors since September 2013 and our chief executive officer since 2012. Mr. Yu is a serial entrepreneur with over 20 years of entrepreneurial experience. In 2006, Mr. Yu established City8.com, a street view project. In 2001, he founded Shanghai Jietu Software Technology Co., Ltd, a software provider of 3D panorama production. In 2000, he established his first start-up project as a graduate student. Mr. Yu received a bachelor’s degree in engineering mechanics from Xi’an Jiaotong University in 1998 and a master’s degrees in engineering mechanics from Xi’an Jiaotong University in 2001. In 2020, Mr. Yu was elected as one of the 36 most recognized names of the New Economy decade (from 2010 to 2020) by 36Kr.

Mr. Xingren Li has served as our vice president in charge of subscription and content since 2015 and our director since April 2021. From 2010 to 2015, he served as a news director in Yicai Media Group, affiliated to Shanghai Media Group (SMG), one of China’s largest media and cultural conglomerates. From 2005 to 2010, he was a news editor in News Times, a newspaper affiliated to SMG. Mr. Li received a bachelor’s degree in journalism from Shanghai International Studies University in 2005.

Mr. Jieqiang Shen has served as our finance director from September 2015 to December 2017 and our vice president of finance, risk management and internal control since December 2017 and our director since April 2021. From 2011 to 2015, he served as a finance director in Qiyufan (Shanghai) Information Technology Co., Ltd. From 2006 to 2011, he served as an audit manager in PricewaterhouseCoopers Zhong Tian LLP. From 2004 to 2006, he served as an auditor in BDO Shanghai Zhonghua Accounting Firm Limited. Mr. Shen received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2004. He is a member of Chinese Institute of Certified Public Accountants, CPA Canada and ACCA.

Mr. Mingwang Xiong has served as our director since March 2019. He has been the founding partner of Xingwang Investment since June 2015. Mr. Xiong was a senior director of CDH Investments from 2012 to 2015. Prior to that, he served as an investment director of JD Capital, a Chinese private equity investment and management agency listed on the Shanghai Stock Exchange, from 2011 to 2012. Mr. Xiong received a bachelor’s degree in mechanical design, manufacture and automation from Wuhan University of Technology in 2006, and an MBA degree from Peking University in 2015.

Mr. Xiaodong Liang has served as our director since December 2020. From March 2015 to April 2020, Mr. Liang served as a co-chief executive officer of China Literature Limited. Since January 2014, he served as a partner in Trust Bridge Capital. Prior to that, Mr. Liang served as the chief financial officer of Shanda Literature Limited, where he was responsible for finance, investment and strategy of Shanda Literature Limited. From 2002 to 2007, he worked as an investment director of Shanda Interactive Entertainment Limited, an online game and online entertainment company. Mr. Liang received a bachelor’s degree in business management from East China University of Science and Technology in 1998, a master’s degree in economics from East China University of Science and Technology in 2002 and an MBA degree from Schulich School of Business, York University in 2009.

Ms. Jennifer Xinzhe Li will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Li was former chief executive officer of Baidu Capital and chief financial officer of Baidu Inc. (Nasdaq: BIDU), responsible for a wide range of corporate functions including corporate finance, financial reporting and accounting, acquisition and investment, human resources, purchasing, marketing and communications, among others. From 1994 to 2008, Ms. Li held a number of senior finance positions at various General Motors companies in China, Singapore, the United States and Canada, and was promoted to chief financial officer of General Motors’ business in China and Financial Controller of the North American Operations of GMAC. Ms. Li is an independent director of Flex Ltd. (Nasdaq: FLEX), ABB Ltd. (NYSE: ABB) and KONE Corporation. Ms. Li received a bachelor’s degree from Tsinghua University in 1990, and an MBA degree from University of British Columbia in 1994.

Mr. Xianghai Yu will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Yu has been the partner of Fortao Consultant since 2016, in charge of strategy and business operations. Prior to joining Fortao, he served as a senior director of Alibaba Group from 2003 to 2016. Mr. Yu received a master’s degree from Hong Kong Polytechnic University in 2007.

Mr. Jie Jiang has served as our chief technology officer since March 2021. From October 2018 to March 2021, Mr. Jiang served as the senior vice president of Qutoutiao Inc. (Nasdaq: QTT). Prior to joining Qutoutiao, he served as a vice president of technology of Baixing.com from April 2016 to October 2018, a senior manager of Baidu from April 2013 to July 2016, a platform technology manager of Shanda Online from March 2010 to April 2013, a technology leader of Shanghai Shengdong Network (51.com) from September 2007 to March 2010, and a software development engineer of Tencent from March 2005 to September 2007. Mr. Jiang received a bachelor’s degree in computer science and technology from Nanjing University in 2005.

Mr. Steve Lin has served as our co-chief financial officer since March 2021. From February 2018 to March 2021, Mr. Lin served as the director of corporate finance and company secretary of Xiaomi Corporation (SEHK: 1810). Mr. Lin has over 16 years of experience in business consulting and investment banking. Prior to joining Xiaomi, he worked at Mckinsey & Company from July 2005 to August 2008, Macquarie Capital Securities Limited from September 2008 to August 2010 and Deutsche Bank Group from September 2010 to February 2018. Mr. Lin received a bachelor’s degree in engineering from College of Electrical Engineering and Computer Science of National Taiwan University in 2003, and a master’s degree in electrical and computer engineering from University of California, Santa Barbara in 2005.

Mr. Dong Li has served as our chief financial officer since September 2019 and our co-chief financial officer since March 2021. From 2017 to 2019, Mr. Li served as the director and chief financial officer of OneSmart International Education Group Limited (NYSE: ONE). Prior to that, Mr. Li served as the chief financial officer of Pegasus Media Group Limited from 2016 to 2017, chief financial officer of Ecovacs Robotics Holdings Limited (SH: 603486) from 2015 to 2016, an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong from 2008 to 2015, and worked in KPMG’s auditing practice group from 1999 to 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li has served as an independent director of GreenTree Hospitality Group Ltd. (NYSE: GHG) since 2018, and an independent director of Boqii Holding Limited (NYSE: BQ) since 2020. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management of Tsinghua University in 1999, and an MBA degree from Kellogg School of Management of Northwestern University in 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Mr. Dong Wang served as our product director from December 2014 to July 2015, and has served as our vice president of product since 2015. Mr. Wang oversees our product iteration and upgrading. Prior to joining us, he engaged in user experience consulting and internet product design. He received a bachelor’s degree in industrial design from Huazhong University of Science and Technology in 2005 and a master’s degree in industrial design from Tongji University in 2008.

Employment Agreements and Indemnification Agreements

We plan to enter into employment agreements with our senior executive officers. Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products of our company, including all software and computer formulas, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

We also plan to enter into indemnification agreements with our directors and senior executive officers. Under these agreements, we will agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Ms. Jennifer Xinzhe Li, Mr. Xingren Li and Mr. Jieqiang Shen. Ms. Jennifer Xinzhe Li will be the chairperson of our audit committee. We have determined that Ms. Jennifer Xinzhe Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Jennifer Xinzhe Li qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Ms. Jennifer Xinzhe Li, Mr. Xianghai Yu and Mr. Xingren Li. Ms. Jennifer Xinzhe Li will be the chairperson of our compensation committee. We have determined that Ms. Jennifer Xinzhe Li and Mr. Xianghai Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Jianjun Yu, Ms. Jennifer Xinzhe Li and Mr. Xianghai Yu. Mr. Jianjun Yu will be the chairperson of our nominating and corporate governance committee. Ms. Jennifer Xinzhe Li and Mr. Xianghai Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for reelection at a meeting of the shareholders or re-appointment by our board of directors. In addition, a director may be removed from office by an ordinary resolution of the shareholders (except with regard to the removal of the chairman of our board, who may be removed from office by a special resolution of our shareholders). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (ii) dies or is found by our company to be of unsound mind, (iii) resigns his or her office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated , or (v) is removed from office pursuant to any other provision in our post-offering memorandum and articles of association.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB3.0 million (US$0.5 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

Amended Global Share Plan

In July 2019, we adopted the global share plan. In March 2021, we amended the global share plan and approved the amended global share plan, which we refer to as the Amended Global Share Plan in this prospectus. The purposes of the Amended Global Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. The maximum aggregate number of ordinary shares that may be purchased by the participants under the Amended Global Plan is 31,888,986 ordinary shares, of which 16,677,016 ordinary shares shall be redeemed and canceled by us if we fail to complete certain qualified financing activities by the end of 2021. As of the date of this prospectus, awards to purchase a total of 22,711,757 ordinary shares are outstanding under the Amended Global Plan.

The following paragraphs summarize the principal terms of the Amended Global Plan.

Types of awards. The Amended Global Plan permits the awards of options and restricted shares units.

Plan administration. The Amended Global Plan shall be administered by our board of directors or a committee appointed by the board. Subject to applicable laws, the administrator may delegate limited authority to specified officers of our company to execute on behalf of our company any instrument required to effect an award previously granted by the administrator.

Award agreement. Each grant of an option or restricted share units under the Amended Global Plan shall be evidenced by an award agreement, subject to all applicable terms and conditions of the Amended Global Plan and may be subject to any other terms and conditions that are not inconsistent with the Amended Global Plan and that the administrator deems appropriate for inclusion in an award agreement.

Eligibility. We may grant options and restricted share units to our employees, directors or consultant or trusts established in connection with any employee benefit plan of our company (including the Amended Global Plan) for the benefit of our employees, directors or consultant.

Vesting schedule. Unless otherwise determined by the administrator in its sole discretion, the option and restricted share units granted under the Amended Global Plan shall be subject to a minimum four-year vesting schedule.

Exercise of options. The exercisability provisions of any option agreement shall be determined by the administrator in its sole discretion, provided that the exercise of the option shall be fully compliant with applicable laws and regulations and that the optionee exercising the option shall have duly obtained all relevant permissions or qualifications required for such exercise of the option (including without limitation the registration with SAFE by PRC nationals).

Transfer restrictions. Unless otherwise determined by our directors and provided in the applicable award agreement, no award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) other than by will or applicable laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

Term of the Amended Global Plan. The Amended Global Plan shall continue in effect for a term of ten years.

Termination and amendment. Our board of directors may at any time amend, alter, suspend, or terminate the Amended Global Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers under the Amended Global Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jianjun Yu	10,006,209	US$6.5134	March 25, 2021	March 24, 2031
Jieqiang Shen	*	US$0.0001; US$4.70 – US$6.50	July 22, 2019 - March 25, 2021	July 21, 2029 - March 24, 2031
Dong Wang	*	US$4.70 – US$6.50	July 22, 2019 - March 25, 2021	July 21, 2029 - March 24, 2031
Xingreng Li	*	US$0.0001; US$4.70 – US$6.50	July 22, 2019 - March 25, 2021	July 21, 2029 - March 24, 2031
Jie Jiang	*	US$0.0001	March 25, 2021	March 24, 2031
Steve Lin	*	Nominal (RSU)	March 25, 2021	March 24, 2031
Dong Li	*	Nominal (RSU)	September 2, 2019	September 1, 2029
Total	11,305,009

Note:

*	Less than 1% of our total outstanding ordinary shares as of the date of this prospectus.

As of the date of this prospectus, our employees other than directors and executive officers as a group held options and restricted share units to purchase 11,406,748 ordinary shares, among which exercise prices for outstanding options range from US$0.0001 per share to US$6.5134 per share.

Ximalaya Welfare Limited Global Share Plan

On August 30, 2019, Mr. Jianjun Yu and Ms. Yuxin Chen, through Ximalaya Welfare Limited, a British Virgin Islands company, adopted a global share plan, which we refer to as the Legacy Plan in this prospectus. The Legacy Plan replaced an Employee Equity Incentive Plan previously adopted by Mr. Jianjun Yu and Ms. Yuxin Chen on May 18, 2016 with substantially similar terms. Mr. Jianjun Yu and Ms. Yuxin Chen contributed a maximum aggregate of 12,356,712 ordinary shares of our company that were originally beneficially owned by them to Ximalaya Welfare Limited for the purpose of granting options to the plan participants according to the Legacy Plan. The purposes of the Legacy Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business by offering these individuals an opportunity to indirectly hold our ordinary shares by purchasing the same number of shares in Ximalaya Welfare Limited. Mr. Jianjun Yu has the sole discretion to administer the Legacy Plan. As of the date of this prospectus, options to indirectly purchase a total of 8,485,445 ordinary shares are outstanding under the Legacy Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares in which the participants have interests under outstanding options that Ximalaya Welfare Limited granted to our directors and executive officers under the Legacy Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)		Date of Grant(1)	Date of Expiration
Jieqiang Shen	*	US$	0.2	May 1, 2016 – August 1, 2018	April 30, 2026 – July 31, 2028
Dong Wang	*	US$	0.2	May 1, 2016 – August 1, 2018	April 30, 2026 – July 31, 2028
Xingreng Li	*	US$	0.2	May 1, 2016 – August 1, 2018	April 30, 2026 – July 31, 2028
Total	700,763

Notes:

*	Less than 1% of our total outstanding ordinary shares as of the date of this prospectus.
(1)	The underlying awards were assumed by the Legacy Plan from the Employee Equity Incentive Plan on December 31, 2019 in connection with our reorganization.

2021 Share Incentive Plan

In March 2021, our shareholders and board of directors adopted the 2021 Share Incentive Plan, effective upon the completion of this offering, which we refer to as the 2021 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2021 Plan shall be based on an annual increase determined by our board of directors on or around the first day of each of our fiscal year during the term of the 2021 Plan commencing from the fiscal year beginning January 1, 2022, provided that the increase to the award pool in any fiscal year shall not exceed 1% of the total number of our issued and outstanding shares on the last day of the immediately preceding fiscal year. The size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries. Mr. Jianjun Yu and Ms. Yuxin Chen are not eligible to participate in the 2021 Plan.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2021 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own 5% or more of our total outstanding ordinary shares on an as-converted basis; [and]

•	[the selling shareholders.]

The calculations in the table below are based on 318,328,334 ordinary shares outstanding (on an as-converted basis) as of the date of this prospectus, assuming all issued and outstanding preferred shares have been converted into ordinary shares, and                  Class A ordinary shares and                  Class B ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As-converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Jianjun Yu(1)	54,665,351	17.2
Xingren Li	*	*
Jieqiang Shen	*	*
Mingwang Xiong(2)	34,129,560	10.7
Xiaodong Liang	—	—
Jennifer Xinzhe Li††	—	—
Xianghai Yu††	—	—
Jie Jiang	—	—
Steve Lin	—	—
Dong Li	*	*
Dong Wang	*	*
All directors and executive officers as a group	91,047,337	28.6
Principal [and Selling] Shareholders:
Xima Holdings Limited(3)	43,278,304	13.6
Touch Sound Limited(4)	43,054,513	13.5
Xingwang entities(2)	34,129,560	10.7
Trustbridge Partners VII, L.P.(5)	23,757,634	7.5
Image Frame Investment (HK) Limited(6)	17,176,954	5.4

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Building 1-2, Phase III, Guochuang Center, No. 799 Dangui Road, Pudong New District, Shanghai, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

††

Each of Ms. Jennifer Xinzhe Li and Mr. Xianghai Yu has accepted our appointment to be a director of the company, effective upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents (i) 33,342,943 ordinary shares, 5,650,736 Series Angel preferred shares, 1,026,677 Series A preferred shares, 2,004,322 Series B-1 preferred shares, 793,035 Series D preferred shares and 460,591 Series E-3 preferred shares held by Xima Holdings Limited, a British Virgin Islands company, and (ii) 11,387,047 ordinary shares held by Ximalaya Welfare Limited, a British Virgin Islands company. Xima Holding Limited is wholly owned by Mr. Jianjun Yu. Ximalaya Welfare Limited is a holding entity for the purpose of granting option awards to the plan participants according to the Legacy Plan, which administers the awards and acts according to the instruction of its sole director, Mr. Jianjun Yu. The number of ordinary shares beneficially owned immediately after this offering also includes 3,335,403 ordinary shares issuable upon the exercise of the option to purchase 3,335,403 ordinary shares held by Mr. Jianyun Yu in the event that we complete certain qualified financing activities by the end of 2021, assuming this offering satisfies certain pre-agreed conditions. The registered address of each of Xima Holdings Limited and Ximalaya Welfare Limited is Start Chambers, Wichham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. All the ordinary shares and preferred shares held by Xima Holdings Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering, and the ordinary shares issuable upon the exercise of the option held by him will be Class A ordinary shares.

(2)

Represents (i) 9,230,511 Series B-1 preferred shares, 1,307,273 Series C-1 preferred shares and 2,718,988 Series D preferred shares held by Shanghai Xing Chong Information Technology Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC, (ii) 13,328,504 Series B-1 preferred shares held by Shanghai Ju Miao Information Technology Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC, (iii) 6,623,100 Series E-2 preferred shares held by Grand Everlasting Limited Partnership, a limited partnership organized under the laws of Cayman Islands, and (iv) 921,184 Series E-3 preferred shares held by Eagle Power Enterprises Limited, a British Virgin Islands company. The general partner of both Shanghai Xing Chong Information Technology Partnership (Limited Partnership) and Shanghai Jumiao Information Technology Partnership (Limited Partnership) is Shenzhen Qianhai Xingwang Investment Management Limited, whose controlling shareholder is Mr. Mingwang Xiong. The general partner of Grand Everlasting Limited Partnership is Prosperity Limited, whose sole shareholder and only director is Mr. Mingwang Xiong. Eagle Power Enterprises Limited is controlled by Prosperity Limited, whose sole shareholder and director is Mr. Mingwang Xiong. The registered address of each of Shanghai Xing Chong Information Technology Partnership (Limited Partnership) and Shanghai Ju Miao Information Technology Partnership (Limited Partnership) is 1/F, Building 1, No. 251 Yaohua Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, PRC. The registered address of Grand Everlasting Limited Partnership is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The registered address of Eagle Power Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Shanghai Xing Chong Information Technology Partnership (Limited Partnership), Shanghai Ju Miao Information Technology Partnership (Limited Partnership), Grand Everlasting Limited Partnership and Eagle Power Enterprises Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(3)

Represents 33,342,943 ordinary shares, 5,650,736 Series Angel preferred shares, 1,026,677 Series A preferred shares, 2,004,322 Series B-1 preferred shares, 793,035 Series D preferred shares and 460,591 Series E-3 preferred shares held by Xima Holdings Limited, a British Virgin Islands company wholly owned by Mr. Jianjun Yu. The registered address of Xima Holdings Limited is Start Chambers, Wichham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. All the ordinary shares and preferred shares held by Xima Holdings Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(4)

Represents 33,119,152 ordinary shares, 5,650,736 Series Angel preferred shares, 1,026,677 Series A preferred shares, 2,004,322 Series B-1 preferred shares, 793,035 Series D preferred shares and 460,591 Series E-3 preferred shares held by Touch Sound Limited, a British Virgin Islands company wholly owned by Ms. Yuxin Chen. The number of ordinary shares beneficially owned immediately after this offering also includes 3,335,403 ordinary shares issuable upon the exercise of the option to purchase 3,335,403 ordinary shares held by Ms. Yuxin Chen in the event that we complete certain qualified financing activities by the end of 2021, assuming this offering satisfies certain pre-agreed conditions. The registered address of Touch Sound Limited is Start Chambers, Wichham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. All the ordinary shares and preferred shares held by Touch Sound Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering, and the ordinary shares issuable upon the exercise of the option held by her will be Class A ordinary shares.

(5)

Represents 9,939,881 Series B-1 preferred shares and 13,817,753 Series E-3 preferred shares held by Trustbridge Partners VII, L.P., a limited partnership organized under the laws of Cayman Islands. Trustbridge Partners VII, L.P. is managed by an investment committee consisting of Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan, Xiaodong Liang and Shuhong Ye, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners VII, L.P. The registered address of Trustbridge Partners VII, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. All the preferred shares held by Trustbridge Partners VII, L.P. will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 14,873,996 Series E-2 preferred shares and 2,302,958 Series E-3 preferred shares held by Image Frame Investment (HK) Limited, a company incorporated under the laws of Hong Kong. The sole member of Image Frame Investment (HK) Limited is Tencent Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. The registered address of Image Frame Investment (HK) Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. All the preferred shares held by Image Frame Investment (HK) Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

Except as described hereof, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of the date of this prospectus, a total of 808,054 ordinary shares, a total of 4,950,078 Series B-1 preferred shares, a total of 594,960 of Series E-1 preferred shares and a total of 4,605,918 Series E-3 preferred shares are held by four record holders in the United States, representing approximately 3.5% of our total outstanding shares on an as-converted basis.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Corporate History and Structure—Contractual Arrangements with Our Principal Consolidated Affiliated Entities.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Private Placements

On June 28, 2018, we issued 33,342,943 ordinary shares and 33,119,152 ordinary shares to Xima Holding Limited, an entity controlled by Mr. Jianjun Yu, and Touch Sound Limited, one of our principal shareholders, respectively, for a nominal consideration in connection with our reorganization in 2018. On December 3, 2018, we issued 793,035 Series D preferred shares and 793,035 Series D preferred shares to Xima Holdings Limited and Touch Sound Limited for an aggregate consideration of US$88,851 and US$88,851, respectively, in connection with our reorganization in 2018. On March 12, 2021, we issued 460,591 Series E-3 preferred shares and 460,591 Series E-3 preferred shares to Xima Holdings Limited and Touch Sound Limited for an aggregate consideration of US$4,999,991.66 and US$4,999,991.66, respectively.

On December 24, 2020, we issued 921,184 Series E-3 preferred shares to GENERAL ATLANTIC SINGAPORE XMYA PTE. LTD., an existing shareholder who nominated a director to our board, for an aggregate consideration of US$10,000,000.

On February 5, 2021, we issued 921,184 Series E-3 preferred shares, 2,302,958 Series E-3 preferred shares and 2,302,958 Series E-3 preferred shares to Eagle Power Enterprises Limited, an entity beneficially owned by Mr. Mingwang Xiong who serves as our director and the ultimate beneficial owner of entities that collectively constitute one of our principal shareholders, Cloudary Holdings Limited, an entity related to China Literature who nominated a director to our board, and Image Frame Investment (HK) Limited, an entity related to Tencent who nominated directors to our board, for an aggregate consideration of US$10,000,000, US$24,999,990.86 and US$24,999,990.86, respectively.

Other than the private placements disclosed above, none of the holders of our preferred shares or warrants to purchase our preferred shares was our related party prior to each holder’s investment in our securities. The price of each series of preferred shares was determined based on arm’s-length negotiations between us and the relevant investors and was approved by our the existing shareholders and board of directors.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Other Related Party Transactions

Loans to senior management members. We had historically extended loans to Mr. Jianjun Yu and Ms. Yuxin Chen, our co-founders, an entity affiliated with Mr. Dong Li, our co-chief financial officer, Mr. Xingren Li, currently our director and vice president, Mr. Dong Wang, our vice president, Mr. Jieqiang Shen, currently our director and vice president, and a former executive officer for personal use. The loans are non-interest bearing with the loan repayment period ranging from one year to eight years. As of December 31, 2018, 2019 and 2020, we recorded outstanding principal amounts of RMB4.5 million, RMB46.8 million and RMB3.8 million (US$0.6 million), respectively, due from them. All of the loans extended to our senior management members have been repaid in full by the end of February 2021.

Loans to companies controlled by our founders. We had historically extended loans to companies controlled by Mr. Jianjun Yu and Ms. Yuxin Chen, our co-founders. The loans are non-interest bearing. As of December 31, 2018 and 2019, we recorded outstanding principal amounts of RMB7.4 million and RMB0.3 million, respectively, due from them. All of such loans were fully repaid in March 2020.

Loans to other affiliated companies. In July 2018, we entered into a loan agreement with Shanghai Xiyin Investment Management Co., Ltd., a company jointly owned by certain of our shareholders and Shanghai Ximalaya, one of our VIEs, with a principal amount of RMB28.0 million. The loan matured in one year with an interest rate of 2.6% per annum. The loan was repaid in July 2019. We received interest income of RMB0.4 million for such loan for each of 2018 and 2019.

We also provided loans of RMB21.4 million and RMB18.7 million with no interest to Carglass Inc., our equity investee over which we have significant influence, for its operation in 2018 and 2019, respectively. We provided doubtful accounts provision of RMB21.4 million and RMB18.7 million for such receivables in 2018 and 2019, respectively.

Transactions with our shareholders or entities affiliated with our shareholders. As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had amounts due from entities affiliated with Tencent Holdings Ltd., or Tencent Entities, of RMB3.5 million, RMB5.2 million, RMB15.4 million (US$2.4 million) and RMB9.6 million (US$1.5 million), respectively, representing advertising services we provided to Tencent and its controlled entities by facilitating the display of their advertisements on our platform, which amounted to RMB19.9 million, RMB29.9 million, RMB111.3 million (US$17.1 million) and RMB27.0 million (US$4.1 million) for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021, respectively. As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had amounts due to Tencent Entities of RMB0.4 million, RMB6.4 million, RMB13.2 million (US$2.0 million) and RMB17.1 million (US$2.6 million), respectively, representing cloud services and text message services provided by Tencent Entities to us. Such cloud service fee was RMB1.5 million, RMB11.3 million, RMB23.3 million (US$3.6 million) and RMB10.1 million (US$1.5 million) for the years ended December 31, 2018, 2019 and 2020 and three months ended March 31, 2021, respectively. The text message service fee was zero, RMB3.2 million, RMB7.0 million (US$1.1 million) and RMB1.7 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020 and three months ended March 31, 2021, respectively.

We provided advertising services to entities affiliated with Xiaomi Corporation, or Xiaomi Entities, by facilitating the display of their advertisements on our platform. Such advertising services amounted to zero, zero, RMB1.3 million (US$0.2 million) and RMB0.8 million (US$0.1 million) for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021, respectively. As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had amounts due to Xiaomi Entities of RMB20.0 million, RMB2.1 million, RMB3.3 million (US$0.5 million) and RMB7.1 million (US$1.1 million), respectively, representing user acquisition services provided by Xiaomi Entities to us. Such user acquisition service fee was RMB66.8 million, RMB11.7 million, RMB13.0 million (US$2.0 million) and RMB3.6 million (US$0.5 million) for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021, respectively. As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had amounts due from Xiaomi Entities of RMB10.4 million, RMB10.4 million, RMB10.4 million (US$1.6 million) and RMB10.4 million (US$1.6 million), respectively, representing receivable for deposit to Xiaomi Entities in exchange for a two-month payable cycle in connection with the user acquisition services.

In 2018, 2019 and 2020 and the three months ended March 31, 2021, we incurred RMB7.7 million, RMB33.6 million, RMB43.7 million (US$6.7 million) and RMB20.0 million (US$3.1 million) to China Literature Limited relating to revenue sharing fees for licensed contents. As of December 31, 2018, 2019 and 2020, we had amounts due to China Literature Limited of RMB6.7 million, RMB34.5 million, RMB25.7 million (US$3.9 million), respectively. In January 2021, we entered into an amendment to license agreement with China Literature and agreed on an updated calculation formula for revenue sharing arrangement in the next few years, subject to further adjustment. As of March 31, 2021, we had prepayment to China Literature Limited of RMB21.5 million (US$3.3 million).

In July 2020, we repurchased 4,947,628 convertible redeemable preferred shares from entities affiliated with Xingwang, or Xingwang Entities, for a total consideration of RMB309.3 million (US$47.4 million). The payables for the consideration was charged with an interest rate of 6% per annum since July 1, 2019. In 2019 and 2020, we paid interest expenses of RMB9.4 million and RMB8.7 million (US$1.3 million), respectively. As of December 31, 2019 and 2020, we had amount due to Xingwang Entities of RMB9.4 million and zero, respectively.

Transactions with three investees. In 2018, 2019 and 2020 and the three months ended March 31, 2021, we paid an aggregate of RMB10.7 million, RMB8.3 million, RMB3.7 million (US$0.6 million) and RMB0.2 million (US$0.03 million) to Shanghai Pubo Information Technology Co., Ltd., which is 22.5% owned by Shanghai Ximalaya, and Beijing Xinya Xinsheng Education Consulting Co., Ltd., which is 20% owned by Shanghai Ximalaya, relating to revenue sharing fees for licensed contents. Zhejiang Sanxi Culture Media Co., Ltd., or Zhejiang Sanxi, which is 30% owned by Shanghai Ximalaya, facilitated the display of our advertisements in a TV show. As of December 31, 2018, 2019 and 2020, we had amount due to Zhejiang Sanxi of RMB22.4 million, zero and zero, which represented the advertising expenses to be paid off through Zhejiang Sanxi.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below.

As of the date hereof, our authorized share capital consists of 500,000,000 shares of a nominal or par value of US$0.0001 each, of which: (i) 254,007,958 shares are designated as ordinary shares, (ii) 24,577,820 shares are designated as Series Angel preferred shares; (iii) 2,161,425 shares are designated as Series A preferred shares; (iv) 77,967,338 shares are designated as Series B-1 preferred shares, (v) 10,902,758 shares are designated as Series B-2 preferred shares, (vi) 5,969,630 shares are designated as Series C-1 preferred shares, (vii) 4,661,482 shares are designated as Series C-2 preferred shares, (viii) 14,727,852 shares are designated as Series D preferred shares, (ix) 594,960 shares are designated as Series E-1 preferred shares, (x) 59,137,229 shares are designated as Series E-2 preferred shares, (xi) 29,938,466 shares are designated as Series E-3 preferred shares and (xii) 15,353,082 shares are designated as Series E-4 preferred shares. Immediately prior to the completion of this initial public offering, all of our issued and outstanding preferred shares will automatically convert into                  ordinary shares.

Immediately prior to the completion of this offering, our authorized share capital will be US$300,000 divided into divided into 3,000,000,000 shares comprising (i) 2,500,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 250,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 250,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately after the completion of this offering, we will have              Class A ordinary shares and              Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-offering Memorandum and Articles of Association

We have conditionally adopted a tenth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our existing ninth amended and restated memorandum and articles of association in their entirety. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (i) any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person that is not Xima Holdings Limited, Touch Sound Limited, Mr. Jianjun Yu, Ms. Yuxin Chen, and any corporation, partnership or any other entity that is directly or indirectly through one or more intermediaries controlled by Mr. Jianjun Yu or Ms. Yuxin Chen (each, a “Specified Person”), or (ii) any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not a Specified Person.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, dividends may be declared by our shareholders by an ordinary resolution in general meeting (provided always that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Under the laws of the Cayman Islands, dividends may be declared and paid only out of funds legally available therefor, namely out of either profits or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class, on all matters subject to a vote at general meetings of our company.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of the board or a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders; and

•	fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation

If our company is wound up, and the assets available for distribution among our shareholders are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.

If in a winding up the assets available for distribution among our shareholders are more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of our company is divided into different classes of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached the shares of that class, be deemed to be materially adversely varied by, amongst other things, the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Election and Removal of Directors

Our post-offering memorandum and articles of association provide that, unless otherwise determined by our company in general meeting, our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

A director shall cease to be a director if the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board for three consecutive meetings and our board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our post-offering memorandum and articles of association.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that subject to the Companies Act and to any resolutions passed in a general meeting, our business shall be managed by our board of directors, who may exercise all powers of our company. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, debenture stock, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions of our shareholders, and our register of mortgages and charges). See “Where You Can Find Additional Information.”

Issuance of Additional Shares

Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the New York Stock Exchange rules in lieu of following home country practice after the closing of this offering.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of our members, together with a statement of the shares held by each member (which statement shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid on the shares of each member; (iii) confirm the number and category of shares held by each member; and (iv) confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional);

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the closing of this offering, the register of members will be immediately updated to reflect the issue of shares by us as to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	an act which constitute a “fraud against the minority” where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association that require the Company to disclose shareholder ownership above any particular ownership threshold.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions of our shareholders, and our register of mortgages and charges). See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On June 28, 2018, we issued 33,342,943 ordinary shares, 33,119,152 ordinary shares and 2,899,883 ordinary shares to Xima Holding Limited, Touch Sound Limited and Sound Spread Limited, respectively, for a nominal consideration in connection with our reorganization.

On March 4, 2019, we issued 4,435,380 ordinary shares to Audio World Limited for an aggregate consideration of US$196,625.

On December 13, 2019, we issued 12,356,712 ordinary shares to Ximalaya Welfare Limited for a nominal consideration in connection with our reorganization.

Preferred Shares

Historically, we conducted equity financing activities primarily through Shanghai Ximalaya. As part of the reorganization in 2018, we issued the following preferred shares to our existing shareholders so that the shareholding structure of Ximalaya Inc. after the reorganization mirrors that of Shanghai Ximalaya:

On March 4, 2019, we issued 1,922,938 Series Angel preferred shares and 9,413,411 Series Angel preferred shares to Fly Sky Limited and ZendaiRadio Limited for an aggregate consideration of US$85,244 and US$417,295, respectively.

On March 4, 2019, we issued 1,026,677 Series A preferred shares, 1,026,677 Series A preferred shares and 108,071 Series A preferred shares to Xima Holdings Limited, Touch Sound Limited and Sound Spread Limited for an aggregate consideration of US$103, US$103 and US$11, respectively.

On March 4, 2019, we issued 2,004,322 Series B-1 preferred shares, 2,004,322 Series B-1 preferred shares, 20,302 Series B-1 preferred shares, 669 Series B-1 preferred shares, 9,024,746 Series B-1 preferred shares, 1,963,924 Series B-1 preferred shares and 7,514,056 Series B-1 preferred shares to Xima Holdings Limited, Touch Sound Limited, Audio World Limited, ZendaiRadio Limited, ZendaiFM LP, Kongzong Investment Limited and Cloudary Holdings Limited for an aggregate consideration of US$200, US$200, US$895, US$30, US$400,066, US$87,060 and RMB2,165,130, respectively.

On May 19, 2020, we issued 727,729 Series B-1 preferred shares to Shanghai Puchonghuaxi Information Technology Partnership (Limited Partnership) for an aggregate consideration of RMB209,691.

On March 4, 2019, we issued 1,153,472 Series C-1 preferred shares to Bright Venture Capital Limited for an aggregate consideration of US$51,133.

On March 4, 2019, we issued 2,979,788 Series C-2 preferred shares to TAL Education Group for an aggregate consideration of RMB65,000,000.

On December 3, 2018, we issued 793,035 Series D preferred shares and 793,035 Series D preferred shares to Xima Holdings Limited and Touch Sound Limited for an aggregate consideration of US$88,851 and US$88,851, respectively.

On March 4, 2019, we issued 4,531,648 Series D preferred shares to Eternity Group Limited for an aggregate consideration of RMB200,000,000.

In addition, as part of our reorganization, we issued the following warrants to our then-existing shareholders. All of the warrants set forth below have been exercised and converted into preferred shares as of the date of this prospectus:

On November 29, 2018, we issued a warrant to purchase 13,241,471 Series Angel preferred shares to Zendai Hima Investment Fund LP for a consideration of US$586,992. Zendai Hima Investment Fund LP exercised such warrant to acquire 13,241,471 Series Angel preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 9,230,511 Series B-1 preferred shares, 1,307,273 Series C-1 preferred shares and 2,718,988 Series D preferred shares to Shanghai Xing Chong Information Technology Partnership (Limited Partnership) for a consideration of RMB 2,659,716, RMB376,683 and RMB120,000,000, respectively. Shanghai Xing Chong Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 9,230,511 Series B-1 preferred shares, 1,307,273 Series C-1 preferred shares and 2,718,988 Series D preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 13,328,504 Series B-1 preferred shares to Shanghai Ju Miao Information Technology Partnership (Limited Partnership) for a consideration of RMB3,840,528. Shanghai Ju Miao Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 13,328,504 Series B-1 preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 21,924,360 Series B-1 preferred shares to Shanghai Puchonghuaxi Information Technology Partnership (Limited Partnership) for a consideration of RMB6,317,372. Shanghai Puchonghuaxi Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 21,924,360 Series B-1 preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 5,115,776 Series B-1 preferred shares and 1,681,694 Series C-2 preferred shares to Shanghai Chuangsi Information Technology Partnership (Limited Partnership) for a consideration of RMB1,474,051 and RMB484,561. Shanghai Chuangsi Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 5,115,776 Series B-1 preferred shares and 1,681,694 Series C-2 preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 4,385,610 Series B-1 preferred shares to Red Eagle Limited Partnership for a consideration of US$194,413. An designated assignee of Red Eagle Limited Partnership exercised such warrant to acquire 4,385,610 Series B-1 preferred shares on December 30, 2020.

On November 29, 2018, we issued a warrant to purchase 10,902,758 Series B-2 preferred shares to Tianjin Jinxing Venture Capital Co., Ltd. for a consideration of RMB156,183,644. Shanghai Guanghao Information Technology Partners (Limited Partnership) exercised such warrant to acquire 10,902,758 Series B-2 preferred shares on May 19, 2020.

On November 29, 2018, we issued a warrant to purchase 722,507 Series B-1 preferred shares, 3,508,885 Series C-1 preferred shares and 1,812,660 Series D preferred shares to Whales Splendor Investment Co., Ltd for a consideration of RMB208,186, RMB1,011,064 and RMB80,000,000, respectively. Whales Splendor Investment Co., Ltd exercised such warrant to acquire 722,507 Series B-1 preferred shares, 3,508,885 Series C-1 preferred shares and 1,812,660 Series D preferred shares on May 19, 2020.

On November 29, 2018, we issued a warrant to purchase 1,132,913 Series D preferred shares to Shanghai Youliang Investment Management Center (Limited Partnership) for a consideration of RMB50,000,000. Shanghai Youliang Investment Management Center (Limited Partnership) exercised such warrant to acquire 1,132,913 Series D preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 1,812,660 Series D preferred shares to Shanghai Jingjiang Information Technology Partnership (Limited Partnership) for a consideration of RMB80,000,000. Shanghai Jingjiang Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 1,812,660 Series D preferred shares on March 4, 2019.

On November 29, 2018, we issued a warrant to purchase 1,132,913 Series D preferred shares to Shanghai Chongdu Information Technology Partnership (Limited Partnership) for a consideration of RMB50,000,000. Shanghai Chongdu Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 1,132,913 Series D preferred shares on March 4, 2019.

After the reorganization, we issued the following preferred shares and warrants:

On March 4, 2019, we issued 1,062,428 Series E-2 preferred shares, 1,540,521 Series E-2 preferred shares, 3,930,984 Series E-2 preferred shares, 1,381,157 Series E-2 preferred shares, 3,187,284 Series E-2 preferred shares, 2,124,857 Series E-2 preferred shares, 31,872,849 Series E-2 preferred shares, 14,873,996 Series E-2 preferred shares, 10,624,283 Series E-2 preferred shares, 2,124,857 Series E-2 preferred shares, 2,656,071 Series E-2 preferred shares and 531,214 Series E-2 preferred shares to Puhua Capital Ltd, Light Fund Speed I Manager Ltd., Hermitage Galaxy Fund SPC, ZendaiRadio Limited, Advantech Capital Investment VII Limited, LINDEN AUDIO KINGDOM LIMITED, Grand Everlasting Limited Partnership, Image Frame Investment (HK) Limited, GENERAL ATLANTIC SINGAPORE XMYA PTE. LTD., FinTrek China Industry Power Investment Fund Limited Partnership, TAL Education Group and TALPOLY Limited Partnership, for an aggregate consideration of US$10,000,000, US$14,500,000, US$37,000,000, US$13,000,000, US$30,000,000, US$20,000,000, US$300,000,000, US$140,000,000, US$100,000,000, US$20,000,000, US$25,000,000 and US$5,000,000, respectively. We forfeited 318,729 Series E-2 preferred shares issued to TALPOLY Limited Partnership in December 2019 and 743,700 Series E-2 preferred shares, 3,506,013 Series E-2 preferred shares, 235,435 Series E-2 preferred shares and 25,249,749 Series E-2 preferred shares issued to Puhua Capital Ltd, Hermitage Galaxy Fund SPC, LINDEN AUDIO KINGDOM LIMITED and Grand Everlasting Limited Partnership in May 2020.

On April 10, 2019, we issued 2,656,071 Series E-2 preferred shares to BROAD STREET EQUITY INVESTMENTS EUROPE LTD for an aggregate consideration of US$25,000,000.

On August 31, 2020, we issued 4,249,713 Series E-2 preferred shares to China Internet Investment Fund LLP for an aggregate consideration of US$40,000,000. On May 27, 2020, we issued an option to China Internet

Investment Fund LLP to purchase 6,374,569 Series E-2 preferred shares for an aggregate consideration of US$60,000,000, which was exercised by China Internet Investment Fund LLP on December 29, 2020.

On September 22, 2020, we issued 4,605,918 Series E-3 preferred shares and 1,381,775 Series E-3 preferred shares to Sony Music Entertainment and Shenzhen Songhe Chengzhang Equity Investment Partnership (Limited Partnership) for an aggregate consideration of US$50,000,000 and US$15,000,000, respectively.

On December 17, 2020, we issued 921,184 Series E-3 preferred shares and 7,369,468 Series E-3 preferred shares to Advantech Capital Investment VII Limited and Trustbridge Partners VII, L.P. for an aggregate consideration of US$10,000,000 and US$80,000,000, respectively.

On December 24, 2020, we issued 921,184 Series E-3 preferred shares to GENERAL ATLANTIC SINGAPORE XMYA PTE. LTD. for an aggregate consideration of US$10,000,000.

On December 30, 2020, we issued 6,448,285 Series E-3 preferred shares to Trustbridge Partners VII, L.P. for an aggregate consideration of US$70,000,000.

On December 30, 2020, we issued 1,535,308 Series E-4 preferred shares to UP Sources (HK) Limited for an aggregate consideration of US$20,000,000.

On February 5, 2021, we issued 921,184 Series E-3 preferred shares, 2,302,958 Series E-3 preferred shares and 2,302,958 Series E-3 preferred shares to Eagle Power Enterprises Limited, Cloudary Holdings Limited and Image Frame Investment (HK) Limited for an aggregate consideration of US$10,000,000, US$24,999,990.86 and US$24,999,990.86.

On January 15, 2021, we issued a warrant to purchase 1,842,367 Series E-3 preferred shares to Shanghai Jingsui Information Technology Partnership (Limited Partnership) for a consideration of US$20,000,000. Shanghai Jingsui Information Technology Partnership (Limited Partnership) exercised such warrant to acquire 1,842,367 Series E-3 preferred shares on March 1, 2021.

On March 12, 2021, we issued 460,591 Series E-3 preferred shares and 460,591 Series E-3 preferred shares to Xima Holdings Limited and Touch Sound Limited for an aggregate consideration of US$4,999,991.66 and US$4,999,991.66, respectively.

Share Swap

On June 26, 2019, we issued 594,960 Series E-1 preferred shares to SIG Asia Fund IV, LLLP in exchange of 36,363,636 Series A preferred shares owned by SIG Asia Fund IV, LLLP in Ximalaya Holding (Cayman) Limited.

Shareholders Agreement

We entered into a second amended and restated shareholders agreement on December 30, 2020 with our shareholders, which consist of holders of our ordinary shares and preferred shares. We refer to the shareholders agreement as amended and supplemented as the “Shareholders Agreement” in this prospectus.

The Shareholders Agreement provides for certain shareholders’ rights, including information rights, right to subscribe for new shares, right of first offer and tag along right and contains provisions governing our board of directors and other corporate governance matters. Except for the registration rights, all shareholders’ rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

Registration Rights

Our registrable securities will include (i) the ordinary shares issued or issuable upon conversion of the preferred shares, (ii) any ordinary shares owned or hereafter acquired by any holder of preferred shares, and (iii) any ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) and (ii) herein.

Demand Registration Rights

Registration Other Than on Form F-3 or Form S-3. At any time or from time to time after the earlier of (i) December 30, 2024 or (ii) the date that is six months after the closing of the IPO, holder(s) (x) holding at least 10% or more of the then outstanding registrable securities or (y) holding registrable securities representing an anticipated aggregate offering price no less than US$50,000,000 may request in writing that we effect a registration of registrable securities. Upon receipt of such a request, we shall (i) promptly give written notice of the proposed registration to all other holders and (ii) as soon as practicable, use our best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We shall not be obligated to effect more than two (2) registrations that have been declared and ordered effective; provided that if the sale of all of the registrable securities sought to be included is not consummated for any reason other than due to the action or inaction of the holders including registrable securities in such registration, such registration shall not be deemed to constitute one of the registration rights.

Registration on Form F-3 or Form S-3. If we qualify for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), holders holding at least 5% or more of the then outstanding registrable securities may request us to file, in any jurisdiction in which we have had a registered underwritten public offering, a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), including without limitation any registration statement filed under the Securities Act providing for the registration of, and the sale on a continuous or a delayed basis by the holders of, all of the registrable securities pursuant to Rule 415 under the Securities Act and/or any similar rule. Upon receipt of such a request, we shall (i) promptly give written notice of the proposed registration to all other holders and (ii) as soon as practicable, use our best efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within 15 days after our delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction within 60 days of the receipt of such request. The holders shall be entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as an anticipated aggregate gross offering price of such registration offerings is no less than US$5,000,000; provided that, we shall be obligated to effect no more than two (2) registrations that have been declared and ordered effective within any 12-month period; provided further that, if the sale of all of the registrable securities sought to be included is not consummated for any reason other than due to the action or inaction of the holders including registrable securities in such registration, such registration shall not be deemed to constitute one of the registration rights.

Piggyback Registration Rights

If we propose to register for our own account any of our equity securities, or for the account of any holder of equity securities any of such holder’s equity securities, in connection with the public offering of such securities (except for exempt registration), we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within 15 days after delivery of such notice, we shall use our best efforts to include in such registration any registrable securities requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, all upon the terms and conditions set forth herein. For avoidance of any doubt, without prior consent of the holder(s) holding at least 50% or more of the then outstanding registrable securities, any holder of equity securities shall not be entitled to any piggyback registration right equal to or more favorable to the preferred shareholders.

Expenses of Registration

All expenses, other than the underwriting discounts, selling commissions or separate legal fee applicable to the sale of registrable securities (which shall be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), incurred in connection with registrations, filings or qualifications, including (without limitation) all registration, fees of one selling advisor, filing and qualification fees, printers’ and accounting fees (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification), “roadshow” expenses if the underwriters advise that a “roadshow” is advisable to complete the proposed sale of registrable securities, fees and disbursements of counsel for us and reasonable fees and disbursement of one counsel for all selling holders, shall be borne by us. We shall not, however, be required to pay for any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of a majority-in-interest of the holders requesting such registration (in which case all participating holders shall bear such expenses pro rata based upon the number of registrable securities that were to be thereby registered in the withdrawn registration) unless the holders of at least a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one (1) demand registration pursuant to demand registration; provided, however, that if at the time of such withdrawal, the holders have learned of a material adverse effect of us from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by us of such material adverse effect, then the holders shall not be required to pay any of such expenses and we shall pay any and all such expenses.

Termination of Obligations

The registration rights set forth above shall terminate on the earlier of (i) the date that is five years after the date of closing of this offering and (ii) with respect to any holder that is not an affiliate of us and has not been an affiliate of us within the immediately following 90-day period, the date on which such holders may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

Option Grants

We have granted options and performance share units to purchase our ordinary shares to certain of our directors, executive officers and employees under the share incentive plans, for their past and future services. See “Management—Share Incentive Plans.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, Class A ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Class A ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or•

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A ordinary shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S.$0.05 per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

Service	Fees
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. per ADS held
• ADS Services	Up to U.S. per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions compliance with exchange control regulations and other regulatory requirements; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and expenses.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE DEPOSIT AGREEMENT OR THE ADRs, OR THE TRANSACTIONS CONTEMPLATED THEREIN, AGAINST US AND/OR THE DEPOSITARY.

The foregoing waiver extends to legal proceedings under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, including, without limitation, claims under the Securities Act of 1933, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                      ADSs outstanding, representing                      Class A ordinary shares, or approximately         % of our outstanding ordinary shares assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. While we intend to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. Further, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters.

In addition, each of our directors, executive officers and existing shareholders, as of the date of this prospectus, has also agreed with the representatives on behalf of the underwriters to be subject to similar lock-up restriction and exceptions during the period ending 180 days after the date of this prospectus.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us and the holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law and its implementation rules provide that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the ‘‘de facto management body’’ of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the ‘‘de facto management body’’ test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its ‘‘de facto management body’’ in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based on a review of the facts and circumstances, we do not believe that Ximalaya Inc. should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law and its implementation rules. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If Ximalaya Inc. were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Ximalaya Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Ximalaya Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	holders that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the projected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), which we intend to apply to list on the NYSE will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to elect to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any subsidiaries of our consolidated VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, BofA Securities, Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. LLC
BofA Securities, Inc.
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters are offering the ADSs subject to their receipt and acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Center, 1 Harbor View Street, Central, Hong Kong.

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                additional ADSs from us [and                 additional ADSs from the selling shareholders] at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession

not in excess of US$                 per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by
us from ADSs offered to the public	$	$	$
[the selling shareholders from ADSs offered to the public]	$	$	$
Proceeds, before expenses, to us from ADSs offered to the public	$	$	$
[to the selling shareholders from ADSs offered to the public]	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$                million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering up to US$                .

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. [The restrictions contained in this paragraph shall not apply to (i) the grant of awards under share incentive plans as disclosed in this prospectus, or the issuance of our securities and the associated tender, sale or withholding by us of such securities for tax withholding purposes upon exercising and/or vesting, as applicable of awards granted under any such plan, (ii) any registration statement on Form S-8 to register securities to be issued pursuant to employee share option plans as disclosed in this prospectus, or (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (x) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (y) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

Our directors, officers and existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

[The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transactions relating to ADSs, ordinary shares or other securities acquired in this offering or in open market transactions after the completion of this offering, (b) transfers of the lock-up securities as a bona fide gift, through will or intestacy or by operation of law, including pursuant to an order of a court (including a domestic order or a negotiated divorce settlement) or regulatory agency, (c) distributions or tender of the lock-up securities to limited partners or shareholders of the lock-up party; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee, distributee or transferee shall be subject to restrictions similar to those in the immediately preceding paragraph and (ii) no filing under the Exchange Act, reporting a reduction in beneficial ownership of ADSs or ordinary shares, shall be required or shall be voluntarily made during the lock-up period, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that (i) such plan does not provide for the transfer of ADSs or ordinary shares during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ADSs or ordinary shares may be made under such plan during the lock-up period, (e) transfers of the lock-up securities to the immediate family of the lock-up party, any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or to any entity beneficially owned and controlled by the lock-up party or any immediate family member of the lock-up party, provided that the transferee agrees to be bound in writing by the restrictions in the immediately preceding paragraph, and provided further that any such transfer shall not involve a disposition for value, or (f) the exercise or settlement of options, restricted share units or warrants exchangeable or exercisable for ADSs, ordinary shares or any security convertible into ADSs or ordinary shares that were granted pursuant to an option plan, incentive plan or stock purchase plan described in this prospectus and provided that any and all ordinary shares or ADSs issued or transferred because of such exercise or settlement will be held by the lock-up party subject to the restrictions in the immediately preceding paragraph. Furthermore, ADSs, ordinary shares or any security convertible into ADSs or ordinary shares sold to us or tendered to us by the lock-up party or withheld by us for tax withholding purposes in connection with the vesting of equity awards that are subject to a taxable event upon vesting will not be subject to the restrictions in the immediately preceding paragraph.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Record holders of our securities are the parties to the lock-up agreements with the underwriters referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the price of our ADSs.

Further, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

We have applied to list our ADSs on the New York Stock Exchange under the symbol “XIMA.”

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among the representatives and us and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[At our request, the underwriters have reserved up to                % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by                . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We [and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
NYSE Application and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses

Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by CM Law Firm and for the underwriters by Tian Yuan Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and CM Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2018, 2019 and 2020, and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including the relevant exhibits, with the SEC under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement of which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ximalaya Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ximalaya Inc. and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 3, 2021

We have served as the Company’s auditor since 2018.

XIMALAYA INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	4	500,669	198,586	1,151,866	176,531
Restricted cash	2(i),11	—	16,550	770	118
Short-term investments	2(j)	329,107	577,073	917,447	140,605
Accounts receivable, net	5	231,805	296,327	384,663	58,952
Inventories, net	2(m)	12,801	40,202	51,192	7,846
Prepayments and other current assets	6	71,296	117,858	65,395	10,022
Amounts due from related parties	22	52,178	59,709	26,328	4,035

Total current assets		1,197,856	1,306,305	2,597,661	398,109

Non-current assets:
Long-term investments	7	400,760	491,979	574,994	88,122
Property and equipment, net	8	82,850	133,489	187,980	28,809
Intangible assets, net	9	223,082	445,080	504,539	77,324
Other non-current assets	10	24,664	69,943	57,221	8,770
Amounts due from related parties	22	2,000	2,951	3,234	496

Total non-current assets		733,356	1,143,442	1,327,968	203,521

Total assets		1,931,212	2,449,747	3,925,629	601,630

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Short-term debts (including amounts of the variable interest entities (“VIEs”) and VIEs’ subsidiaries without recourse to the Company of RMB500,000, RMB438,487 and RMB50,000 as of December 31, 2018, 2019 and 2020, respectively)	11	500,000	438,487	50,000	7,663
Accounts payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB424,757, RMB476,664 and RMB780,352 as of December 31, 2018, 2019 and 2020, respectively)	12	497,975	590,896	881,688	135,125
Contract liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB328,316, RMB529,840 and RMB670,932 as of December 31, 2018, 2019 and 2020, respectively)	2(s)	333,014	535,229	673,605	103,234
Salary and welfare payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB74,187, RMB105,773 and RMB113,423 as of December 31, 2018, 2019 and 2020, respectively)		122,103	178,322	172,438	26,427
Tax payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,780, RMB8,563 and RMB15,537 as of December 31, 2018, 2019 and 2020, respectively)		3,847	21,500	20,422	3,130

XIMALAYA INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

			As of December 31,
	Note		2018	2019	2020
			RMB	RMB	RMB	US$ (Note 2(f))
Accrued expenses and other current liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB35,707, RMB39,888 and RMB67,522 as of December 31, 2018, 2019 and 2020, respectively)	13		41,338	41,342	103,137	15,806
Payables for repurchase of convertible redeemable preferred shares (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of nil and amounts due to related parties of RMB747,207, RMB309,342 and nil as of December 31, 2018, 2019 and 2020, respectively)	15		1,732,785	309,342	—	—
Advance payment from subscription of convertible redeemable preferred shares (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of nil and amounts due to related parties of nil, nil and RMB32,663 as of December 31, 2018, 2019 and 2020, respectively)	15		941,569	295,084	32,663	5,006
Amounts due to related parties (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB49,517, RMB49,569 and RMB36,213 as of December 31, 2018, 2019 and 2020, respectively)	22		49,517	52,326	42,228	6,472

Total current liabilities			4,222,148	2,462,528	1,976,181	302,863

Non-current liabilities:
Contract liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB17,416, RMB24,651 and RMB39,135 as of December 31, 2018, 2019 and 2020, respectively)	2	(s)	17,416	24,651	39,135	5,998
Other non-current liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of nil, RMB50,271 and RMB47,344 as of December 31, 2018, 2019 and 2020, respectively)	14		676	50,744	47,614	7,297

Total non-current liabilities			18,092	75,395	86,749	13,295

Total liabilities			4,240,240	2,537,923	2,062,930	316,158

Commitments and contingencies	24
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 2,161,425 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	15		20,610	20,277	20,277	3,108

XIMALAYA INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ (Note 2(f))
Series B convertible redeemable preferred shares (US$0.0001 par value; 88,142,367, 88,870,096 and 88,870,096 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	15	1,526,599	1,668,862	1,817,822	278,593
Series C convertible redeemable preferred shares (US$0.0001 par value; 10,631,112 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	15	254,845	275,036	297,208	45,549
Series D convertible redeemable preferred shares (US$0.0001 par value; 14,727,852 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	15	715,751	773,237	835,149	127,992
Series E convertible redeemable preferred shares (US$0.0001 par value; 84,282,730, 84,282,730 and 105,023,737 shares authorized, nil, 49,107,906 and 82,915,310 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	15	—	3,296,861	5,994,706	918,729
Redeemable non-controlling interests	16	29,337	—	—	—
Subscription receivables	15	—	(129,802)	—	—

Total mezzanine equity		2,547,142	5,904,471	8,965,162	1,373,971

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 275,476,694, 274,748,965 and 254,007,958 shares authorized, 86,154,070 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	17	56	56	56	9
Series Angel preferred shares (US$0.0001 par value; 24,577,820 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	18	16	16	16	2
Additional paid-in capital		—	—	—	—
Accumulated other comprehensive income		7,592	40,273	53,291	8,167
Accumulated deficit		(4,868,104)	(6,053,190)	(7,170,513)	(1,098,928)

Total Ximalaya Inc. shareholders’ deficit		(4,860,440)	(6,012,845)	(7,117,150)	(1,090,750)
Non-controlling interests	16	4,270	20,198	14,687	2,251

Total shareholders’ deficit		(4,856,170)	(5,992,647)	(7,102,463)	(1,088,499)

Total liabilities, mezzanine equity and shareholders’ deficit		1,931,212	2,449,747	3,925,629	601,630

The accompanying notes are an integral part of these consolidated financial statements.

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ (Note2(f))
Revenues (including amounts of related parties of RMB19,920, RMB29,941 and RMB112,611 (US$17,258) for the years ended December 31, 2018, 2019 and 2020, respectively)	2(ff),22	1,475,775	2,677,008	4,050,021	620,693
Cost of revenues (including amounts of related parties of RMB19,945, RMB53,116 and RMB70,643 (US$10,827) for the years ended December 31, 2018, 2019 and 2020, respectively)	22	(828,550)	(1,511,337)	(2,064,702)	(316,429)

Gross profit		647,225	1,165,671	1,985,319	304,264
Operating expenses:
Research and development expenses		(249,563)	(432,962)	(611,881)	(93,775)
Sales and marketing expenses (including amounts of related parties of RMB66,812, RMB14,878 and RMB19,988 (US$3,063) for the years ended December 31, 2018, 2019 and 2020, respectively)	22	(939,901)	(1,196,001)	(1,684,279)	(258,127)
General and administrative expenses		(187,708)	(327,430)	(384,942)	(58,995)
Other income, net	2(x)	13,710	27,882	48,576	7,445

Total operating expenses		(1,363,462)	(1,928,511)	(2,632,526)	(403,452)

Loss from operations		(716,237)	(762,840)	(647,207)	(99,188)

Investment income	2(j)	22,626	13,388	15,811	2,423
Interest income (including amounts of related parties of RMB362, RMB362 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	22	4,591	5,531	1,556	238
Interest expense (including amounts of related parties of nil, RMB9,364 and RMB8,696 (US$1,333) for the years ended December 31, 2018, 2019 and 2020, respectively)	11,14,22	(9,763)	(22,510)	(34,964)	(5,358)
Foreign exchange gains (losses)		1,926	(3,285)	(1,672)	(256)
Fair value change of equity securities investments	7	5,670	467	32,952	5,051
Others, net		1,102	439	4,270	654

Loss before income tax expenses and equity in (losses) gains of affiliated companies		(690,085)	(768,810)	(629,254)	(96,436)
Income tax expense	21	—	—	—	—
Equity in (losses) gains of affiliated companies	7	(83,567)	(4,472)	24,178	3,705

Net loss		(773,652)	(773,282)	(605,076)	(92,731)
Net loss attributable to non-controlling interests		1,630	13,562	10,541	1,615

Net loss attributable to Ximalaya Inc.		(772,022)	(759,720)	(594,535)	(91,116)
Accretion to convertible redeemable preferred shares redemption value	15	(248,334)	(410,121)	(506,128)	(77,568)
Accretion to redeemable non-controlling interest’s redemption value	16	(1,135)	(792)	—	—

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ (Note2(f))
Effect of modification of convertible redeemable preferred shares	15	—	(9,402)	—	—
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	15	—	—	(94,818)	(14,531)
Contribution from convertible redeemable preferred shareholders upon subscription of preferred shares	15	—	—	19,895	3,049
Effect of repurchase of convertible redeemable preferred shares	15	(1,557,716)	—	—	—
Effect of settlement of redeemable non-controlling interests	16	—	(5,051)	—	—
Effect of repurchase of Series Angel preferred shares	18	(198,248)	—	—	—
Net loss attributable to Series Angel preferred shares	23	671,012	263,039	260,931	39,989

Net loss attributable to Ximalaya Inc.’s ordinary shareholders		(2,106,443)	(922,047)	(914,655)	(140,177)

Net loss		(773,652)	(773,282)	(605,076)	(92,731)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax		8,444	32,681	13,018	1,995

Comprehensive loss		(765,208)	(740,601)	(592,058)	(90,736)
Comprehensive loss attributable to non-controlling interests		1,630	13,562	10,541	1,615

Comprehensive loss attributable to Ximalaya Inc.		(763,578)	(727,039)	(581,517)	(89,121)

Net loss per share attributable to Ximalaya Inc.’s ordinary shareholders
— Basic and diluted	23	(24.45)	(10.70)	(10.62)	(1.63)
Weighted average number of ordinary shares used in per share calculation:
— Basic and diluted	23	86,154,070	86,154,070	86,154,070	86,154,070
Share-based compensation expenses included in:
Cost of revenues	19	—	—	4,284	657
Research and development expenses	19	—	—	44,586	6,833
Sales and marketing expenses	19	—	—	949	145
General and administrative expenses	19	—	—	8,444	1,294

The accompanying notes are an integral part of these consolidated financial statements.

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Note	Ordinary shares		Series Angel preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Non- controlling interests	Total shareholders’ deficit
		Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2018		86,154,070	56	27,748,640	18	—	(852)	(2,090,649)	—	(2,091,427)
Foreign currency translation adjustment		—	—	—	—	—	8,444	—	—	8,444
Accretion of convertible redeemable preferred shares	15	—	—	—	—	—	—	(248,334)	—	(248,334)
Accretion of redeemable non-controlling interests	16	—	—	—	—	—	—	(1,135)	—	(1,135)
Effect of repurchase of Series Angel preferred shares	18	—	—	(3,170,820)	(2)	—	—	(198,248)	—	(198,250)
Effect of repurchase of convertible redeemable preferred shares	15	—	—	—	—	—	—	(1,557,716)	—	(1,557,716)
Net loss for the year		—	—	—	—	—	—	(772,022)	(1,630)	(773,652)
Capital contribution from non-controlling interests	16	—	—	—	—	—	—	—	5,900	5,900

Balance as of December 31, 2018		86,154,070	56	24,577,820	16	—	7,592	(4,868,104)	4,270	(4,856,170)

Foreign currency translation adjustment		—	—	—	—	—	32,681	—	—	32,681
Accretion of convertible redeemable preferred shares	15	—	—	—	—	—	—	(410,121)	—	(410,121)
Accretion of redeemable non-controlling interests	16	—	—	—	—	—	—	(792)	—	(792)
Effect of modification of convertible redeemable preferred shares	15	—	—	—	—	—	—	(9,402)	—	(9,402)
Effect of settlement of redeemable non-controlling interests	16	—	—	—	—	—	—	(5,051)	—	(5,051)
Net loss for the year		—	—	—	—	—	—	(759,720)	(13,562)	(773,282)
Capital contribution from non-controlling interests	16	—	—	—	—	—	—	—	29,490	29,490

Balance as of December 31, 2019		86,154,070	56	24,577,820	16	—	40,273	(6,053,190)	20,198	(5,992,647)

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Note	Ordinary shares		Series Angel preferred shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Non- controlling interests	Total shareholders’ deficit
		Number of Shares	Amount	Number of Shares	Amount
Balance as of December 31, 2019		86,154,070	56	24,577,820	16	—	40,273	(6,053,190)	20,198	(5,992,647)
Foreign currency translation adjustment		—	—	—	—	—	13,018	—	—	13,018
Accretion of convertible redeemable preferred shares	15	—	—	—	—	(78,158)	—	(427,970)	—	(506,128)
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	15	—	—	—	—	—	—	(94,818)	—	(94,818)
Contribution from convertible redeemable preferred shareholders upon subscription of preferred shares	15	—	—	—	—	19,895	—	—	—	19,895
Net loss for the year		—	—	—	—	—	—	(594,535)	(10,541)	(605,076)
Share-based compensation	19	—	—	—	—	58,263	—	—	—	58,263
Transaction with non-controlling interests		—	—	—	—	—	—	—	(300)	(300)
Capital contribution from non-controlling interests	16	—	—	—	—	—	—	—	5,330	5,330

Balance as of December 31, 2020		86,154,070	56	24,577,820	16	—	53,291	(7,170,513)	14,687	(7,102,463)

The accompanying notes are an integral part of these consolidated financial statements.

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities
Net loss	(773,652)	(773,282)	(605,076)	(92,731)
Adjustments for:
Depreciation of property and equipment	17,570	37,525	57,250	8,774
Amortization of intangible assets	123,737	181,665	221,765	33,987
Share-based compensation expenses	—	—	58,263	8,929
Foreign exchange (gains) losses	(167)	(648)	1,659	256
Provision for doubtful receivables	27,277	19,598	3,853	590
Losses on disposal of property and equipment	1	382	1	—
Fair value change of short-term investments	(22,626)	(13,388)	(11,478)	(1,759)
Gain on disposal of equity securities investments	—	—	(4,333)	(664)
Dividend received from affiliated companies	—	—	497	76
Equity in losses (gains) of affiliated companies	83,567	4,472	(24,178)	(3,705)
Fair value change of equity securities investments	(5,670)	(467)	(32,952)	(5,051)
Changes in assets and liabilities:
Accounts receivable	(52,416)	(65,387)	(92,189)	(14,129)
Inventories	(8,553)	(27,401)	(10,990)	(1,684)
Prepayments and other current assets	(38,142)	(52,244)	52,463	8,040
Other non-current assets	(5,311)	(10,462)	(638)	(98)
Amounts due from related parties	(11,828)	(36,482)	33,098	5,072
Accounts payable	271,200	50,956	202,092	30,972
Contract liabilities	180,235	209,450	152,860	23,427
Salary and welfare payable	57,771	56,219	(5,884)	(902)
Tax payable	1,215	17,653	(1,078)	(165)
Accrued liabilities and other current liabilities	15,321	4	61,795	9,470
Other non-current liabilities	(203)	9,603	(1,106)	(170)
Amounts due to related parties	48,179	2,809	(10,098)	(1,548)

Net cash (used in) provided by operating activities	(92,495)	(389,425)	45,596	6,987

Cash flows from investing activities:
Purchase of short-term investments	(6,018,904)	(6,966,930)	(8,059,260)	(1,235,136)
Proceeds from maturity of short-term investments	6,018,835	6,738,034	7,730,364	1,184,730
Payment for acquisitions of long-term investments	(242,618)	(95,224)	(32,880)	(5,039)
Proceeds from disposal of equity securities investments	—	—	9,500	1,456
Loans provided to affiliated companies	(49,431)	(18,732)	—	—
Loan repaid by an affiliated company	—	28,000	—	—
Purchase of property and equipment	(57,518)	(111,371)	(47,368)	(7,259)
Purchase of intangible assets	(158,853)	(332,911)	(243,874)	(37,375)
Net cash flow arising from disposal of property and equipment	—	180	45	7

Net cash used in investing activities	(508,489)	(758,954)	(643,473)	(98,616)

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from financing activities:
Proceeds from short-term loans	500,000	497,387	1,152,833	176,679
Repayment of short-term loans	—	(558,900)	(1,541,320)	(236,218)
Repayment of long-term installment payment	—	(494)	(1,733)	(266)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost (including amounts from related parties of RMB96,309, RMB1,140,307 and RMB137,315 (US$21,044) for the years ended December 31, 2018, 2019 and 2020, respectively)	1,224,343	2,417,452	2,429,649	372,361
Refund of advance payment for subscription of convertible redeemable preferred shares	—	(101,003)	(191,910)	(29,411)
Payment for purchase of non-controlling interests	—	—	(300)	(46)
Capital contribution from non-controlling interests	5,900	29,490	5,330	817
Repurchase of Series Angel preferred shares	(198,250)	—	—	—
Repurchase of convertible redeemable preferred shares (including amounts of related parties of RMB372,700, RMB437,865 and RMB309,342 (US$47,409) for the years ended December 31, 2018, 2019 and 2020, respectively)	(868,533)	(1,423,443)	(309,342)	(47,409)

Net cash provided by financing activities	663,460	860,489	1,543,207	236,507

Net increase (decrease) in cash, cash equivalents and restricted cash	62,476	(287,890)	945,330	144,878
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,286	2,357	(7,830)	(1,200)
Cash, cash equivalents and restricted cash at the beginning of year	432,907	500,669	215,136	32,971

Cash, cash equivalents and restricted cash at the end of year	500,669	215,136	1,152,636	176,649

Supplemental disclosure of cash flow information:
Cash paid for interest expense	—	(22,909)	(43,007)	(6,591)
Supplemental disclosure of non-cash investing and financing activities:
Accretion to convertible redeemable preferred shares redemption value	248,334	410,121	506,128	77,568
Accretion to redeemable non-controlling interest’s redemption value	1,135	792	—	—
Effect of modification of convertible redeemable preferred shares	—	9,402	—	—
Subscription receivables due from convertible redeemable preferred shareholders	—	129,802	—	—

XIMALAYA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(f))
Deemed dividend to convertible redeemable preferred shareholder upon subscription of preferred shares	—	—	94,818	14,531
Effect of settlement of redeemable non-controlling interests	—	5,051	—	—
Payables for acquisition of licensed copyrights	87,007	177,228	176,369	27,030
Payables for acquisition of property and equipment	13,054	5,263	52,168	7,995
Payables for repurchase of convertible redeemable preferred shares	1,732,785	309,342	—	—
Reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows
Cash and cash equivalents	500,669	198,586	1,151,866	176,531
Restricted cash	—	16,550	770	118

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	500,669	215,136	1,152,636	176,649

The accompanying notes are an integral part of these consolidated financial statements.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Ximalaya Inc. (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands in September 2013, its various equity-owned consolidated subsidiaries, its variable interest entities (“VIEs”), and the subsidiaries of its VIEs are collectively referred to as the “Group”. The Group’s principal activity is to operate online broadcast and audio streaming platform for distributing audio contents to users. The Group generates revenue primarily by providing subscription including membership subscription and paid on-demand listening services, advertising, live streaming, education services and other innovative products and services through its platforms in the People’s Republic of China (“PRC”). The Company’s VIEs and their subsidiaries are collectively referred to as the “Affiliated Entities”.

As of December 31, 2020, the Company’s major subsidiaries and consolidated Affiliated Entities are as follows:

Name of major subsidiaries and VIEs	Date of establishment /acquisition	Place of incorporation	Percentage of direct or indirect ownership
Subsidiaries of the Company:
Ximalaya (BVI) Limited	November 2019	British Virgin Islands (“BVI”)	100%
Ximalaya (Hong Kong) Limited (“Ximalaya HK”)	September 2013	Hong Kong	100%
Himalaya Media Inc.	July 2018	United States of America (“U.S.”)	100%
HiStudios Inc.	May 2019	U.S.	100%
Ximalaya Holding (Cayman) Limited	December 2016	Cayman Islands	100%
Ximalaya Japan Co., Ltd.	March 2017	Japan	100%
Xizhang (Shanghai) Internet Technology Co., Ltd. (“WFOE”)	September 2018	PRC	100%
Xida (Shanghai) Internet Technology Co., Ltd.	April 2014	PRC	100%
Shanghai Xiri Electronic Technology Co., Ltd.	December 2015	PRC	100%
Chengdu Xiyuan Internet Technology Co., Ltd.	December 2016	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Ximalaya Technology Co., Ltd. (“Ximalaya” or “Ximalaya VIE”)	August 2012	PRC	100%
Shenzhen Tianbo Internet Media Co., Ltd. (“Tianbo VIE”)	February 2017	PRC	100%
Subsidiaries of Ximalaya VIE (“VIE’s subsidiaries”)
Shanghai Xiangting Culture Propagation Co., Ltd.	April 2010	PRC	100%
Beijing Xihe Electronic Technology Co., Ltd.	January 2016	PRC	100%
Xi’an Ximalaya Internet Technology Co., Ltd.	June 2018	PRC	100%
Beijing Xiaoya Sky Technology Co., Ltd.	December 2018	PRC	65%
Shanghai Xiangting Culture Propagation Limited	April 2010	PRC	100%
Xiamen Ximalaya Information Technology Co., Ltd.	October 2019	PRC	100%
Tianjin Tianxi Zhongda Culture Development Co., Ltd.	July 2019	PRC	55%

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Reorganization

The Group commenced its operations in August 2012 through the Ximalaya VIE, a PRC company established by Mr. Yu Jianjun and Ms. Chen Yuxin (collectively as the “Founders”). In September 2013, the Company and Ximalaya HK were formed as part of a reorganization and the Company became the ultimate holding company of the Group through a series of contractual arrangements with Ximalaya VIE and its shareholders in April 2014. In November 2015, the then shareholders of the Company agreed to undergo another restructuring pursuant to which (1) Ximalaya VIE terminated all the relevant contractual agreements and ceased to be subsidiary of the Company and (2) the then shareholders of the Company or their affiliates invested directly in Ximalaya VIE based on their initial investment and relative interests in the Company (collectively referred to as the “Historical Reorganization”).

To facilitate offshore financing, an offshore corporate structure was again formed in November 2018 by leveraging listing vehicle including the Company and Ximalaya HK and through certain reorganization steps as below (the “2018 Reorganization”):

1)	In September 2018, the WFOE was incorporated in the PRC with 100% ownership by Ximalaya HK.

2)

In November 2018, the Group entered into a series of contractual arrangements (“VIE Agreements”) among the WFOE, the Ximalaya VIE and the Ximalaya VIE’s shareholders, and thereafter the Ximalaya VIE became the variable interest entity of the Group to comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in the internet sector.

3)	In March 2019, the Company issued ordinary shares and preferred shares in exchange of equity interest in the Ximalaya VIE with Ximalaya VIE’s shareholders.

The 2018 Reorganization was completed in March 2019. Through the Historical Reorganization and 2018 Reorganization, the Group’s business continued to be carried out by the Company and the Ximalaya VIE without a change in shareholding structure. The Historical Reorganization and 2018 Reorganization were accounted for in a manner similar to a common control transaction because of the high degree of common ownership and it is determined that transfers of shares of the Company with equity interests in the Ximalaya VIE was lack of economic substance. Therefore, the carryover basis was used to record assets and liabilities of the Company and the Ximalaya VIE using historical costs for all periods presented as if the current corporate structure after the 2018 Reorganization had existed as of the beginning of the earliest period presented in the consolidated financial statements.

Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2018 Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

(c)	Consolidated variable interest entities

The Group operates its businesses in the PRC through the Ximalaya VIE. The Company obtained control over the Ximalaya VIE by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders and are the legal owners of the Ximalaya VIE. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangements.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

The principal terms of the contractual arrangements entered into by and among WFOE, the Ximalaya VIE and the nominee shareholders of the Ximalaya VIE are described below:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement entered into on November 29, 2018 between the Ximalaya VIE and the WFOE, the WFOE has the exclusive right to provide the Ximalaya VIE technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. The WFOE owns the exclusive intellectual property rights created because of the performance of this agreement. The service fee payable by the Ximalaya VIE to the WFOE is determined by the WFOE based on its services provided. The term of this agreement is indefinite unless the WFOE unilaterally terminates the agreement in writing. There was no service fee paid and payable from the Ximalaya VIE to the WFOE for the years ended December 31, 2018, 2019 and 2020.

Exclusive Call Option Agreement

Under the exclusive call option agreement entered into on November 29, 2018, restated and amended on March 3, 2020, among the Ximalaya VIE, the WFOE and the Ximalaya VIE’s shareholders, each of the shareholders of the Ximalaya VIE irrevocably granted the WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or her equity interests in the Ximalaya VIE and all or part of assets of the Ximalaya VIE. The WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. The exercise price shall be the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata if the WFOE decides to purchase part of the equity interest). Additionally, the share purchase amount paid by the WFOE to the shareholders should be used to settle the outstanding loan amounts under the loan agreement and/or refund back to the WFOE through the method permitted by the PRC law once received. Without the WFOE’s prior written consent, the Ximalaya VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in the Ximalaya VIE. The agreement expires upon transfer of all shares of the Ximalaya VIE to the WFOE or its designated representative(s).

Power of Attorney

Under the powers of attorney issued on November 29, 2018, restated and amended on March 3, 2020, by the Ximalaya VIE’s shareholders, each of the shareholders of the Ximalaya VIE irrevocably granted the WFOE or its designated representative(s) the right to exercise his/her rights as a shareholder of the Ximalaya VIE including terminate and nominate board members and senior management of the Ximalaya VIE and other shareholders’ voting rights. Unless each of the shareholders of Ximalaya VIE terminates to be a shareholder of Ximalaya VIE, the power of attorney shall be irrevocable and continuously effective and valid for permanent from the execution date.

Share Pledge Agreements

Pursuant to the share pledge agreements entered into on November 29, 2018, restated and amended on March 3, 2020, among the Ximalaya VIE, the WFOE and the Ximalaya VIE’s shareholders, the

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

Share Pledge Agreements (continued)

shareholders of the Ximalaya VIE have pledged all of their equity interests in the Ximalaya VIE to the WFOE to guarantee the performance by the Ximalaya VIE and its shareholders’ performance of their respective obligations under the exclusive business corporation agreement, exclusive call option agreement and proxy agreement. If the Ximalaya VIE and/or its shareholders breach their contractual obligations under those agreements, the WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge will remain binding until the Ximalaya VIE and their shareholders discharge all their obligations under the contractual arrangements.

Spousal Consent Letters

The spouse of certain beneficial owners of the Ximalaya VIE issued a spousal consent letter, which unconditionally and irrevocably agreed that the equity interests in the Ximalaya VIE held by and registered in the name of their spouse will be disposed of pursuant to the share pledge agreements, the exclusive call option agreements, and the proxy agreements. Each spouse agreed not to assert any rights over the equity interests in the Ximalaya VIE held by their spouse. In addition, in the event that any of them obtains any equity interests in the Ximalaya VIE held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

The above contractual arrangements cannot be unilaterally terminated. Management concluded that the Company, through the WFOE and the contractual arrangements, has the power and control to direct the activities that most significantly impact the Ximalaya VIE’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the Ximalaya VIE, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Ximalaya VIE as if it was their sole shareholder and therefore the Company is the ultimate primary beneficiary of the Ximalaya VIE. As such, the Group consolidates the financial results of the Ximalaya VIE which are prepared in accordance with the basis of presentation as stated in Note 2 below.

The Group’s Tianbo VIE also entered into the VIE Agreements (Exclusive Business Corporation Agreement, Exclusive Call Option Agreement, Proxy Agreement, Share Pledge Agreement and Spousal Consent Letter) which have the same terms as those described in the Ximalaya VIE. As a result, Tianbo VIE’s ultimate primary beneficiary is the Company and its shareholders became nominee shareholders.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

Spousal Consent Letters (continued)

The following financial information of the Group’s VIEs and VIEs’ subsidiaries as of and for the years ended December 31, 2018, 2019 and 2020 set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs taken as a whole, which was included in the accompanying consolidated financial statements of the Group with intercompany transactions eliminated as follows:

	As of December 31,
	2018	2019	2020
Assets
Current assets
Cash and cash equivalents	354,517	110,925	81,027
Restricted cash	—	16,550	770
Short-term investments	324,807	520,019	549,914
Accounts receivable, net	196,776	289,982	347,923
Inventories, net	851	28,258	45,468
Prepayments and other current assets	56,415	91,621	52,182
Amounts due from related parties	525,046	16,749	23,382

Total current assets	1,458,412	1,074,104	1,100,666

Non-current assets
Long-term investments	400,760	471,402	534,891
Property and equipment, net	40,836	52,419	100,895
Intangible assets, net	222,732	442,786	495,300
Other non-current assets	14,648	39,390	45,230
Amounts due from related parties	2,000	2,951	2,724

Total non-current assets	680,976	1,008,948	1,179,040

Total assets	2,139,388	2,083,052	2,279,706

Liabilities
Current liabilities
Short-term debts	500,000	438,487	50,000
Accounts payable	424,757	476,664	780,352
Contract liabilities	328,316	529,840	670,932
Salary and welfare payable	74,187	105,773	113,423
Tax payable	2,780	8,563	15,537
Accrued expenses and other current liabilities	35,707	39,888	67,522
Amounts due to related parties	49,517	2,288,951	3,009,714

Total current liabilities	1,415,264	3,888,166	4,707,480

Non-current liabilities
Contract liabilities	17,416	24,651	39,135
Other non-current liabilities	—	50,271	47,344

Total non-current liabilities	17,416	74,922	86,479

Total liabilities	1,432,680	3,963,088	4,793,959

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(c)	Consolidated variable interest entities (continued)

Spousal Consent Letters (continued)

	Year ended December 31,
	2018	2019	2020
Revenues	1,471,708	2,598,510	4,028,556
Net loss	(596,988)	(630,278)	(366,278)

Net cash (used in) provided by operating activities	(209,088)	863,979	559,095
Net cash used in investing activities	(371,165)	(604,449)	(288,267)
Net cash provided by (used in) financing activities	557,548	(486,572)	(316,506)

Net decrease in cash, cash equivalents and restricted cash	(22,705)	(227,042)	(45,678)

In accordance with the aforementioned agreements, the Company has the power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2018, 2019 and 2020. As the VIEs and their subsidiaries were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no variable interest entity where the Company has a variable interest but is not the primary beneficiary.

The Group believes that the contractual arrangements among the VIEs, their nominee shareholders and the WFOE comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Share Pledge Agreement and the WFOE has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that revenue recognition, valuation of preferred shares and share-based awards, amortization of intangible assets, allowance for doubtful accounts, valuation of certain debt and equity securities investments, impairment assessment of long-lived assets and consolidation of VIEs that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIEs. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

(d)	Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(d)	Business combination and non-controlling interests (continued)

may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquire or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidate VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

For the Company’s majority-owned subsidiaries, consolidated VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Company.

(e)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands, BVI and U.S. is the United States dollar (“US$”). The functional currency of the Group’s PRC subsidiaries and consolidated VIEs is RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange gains or losses.

The financial statements of the Group’s entities using functional currency other than RMB are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income (loss) on the consolidated financial statements.

(f)	Convenience translation

The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(f)	Convenience translation (continued)

reader were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

(g)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Observable, market-based inputs, other than quoted prices, for the assets or liabilities either directly or indirectly.

•	Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, amounts due from related parties, certain equity and debt securities investments, other non-current assets, short-term debts, accounts payable, payables for repurchase of convertible redeemable preferred shares, advance payment from subscription of convertible redeemable preferred shares, other current liabilities, amounts due to related parties and other non-current liabilities.

Short-term investments

The short-term investments mainly consist of wealth management products and are measured at fair value by referencing to expected rate of return published by banks.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(g)	Fair value of financial instruments (continued)

Equity and debt securities investments

The Group remeasures its investments in equity securities without readily determinable fair value at fair values when there is qualifying observable prices in orderly transactions for the identical or a similar investment. Any changes in carrying value is recorded within fair value change of equity securities investments in the consolidated statements of comprehensive loss. Equity securities without readily determinable fair value are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of these securities based on valuation methods, using the transaction price of similar securities issued by the investee adjusted for contractual rights and obligations of the securities it holds.

The Group reports available-for-sale debt securities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss. The inputs used to measure the estimated fair value of available-for-sale debt securities are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs using company-specific information.

Other financial instruments

The carrying amounts of short-term financial instruments other than above mentioned, approximate their fair values due to the short-term maturities of these instruments. The carrying amounts of long-term financial instruments mainly including deposits for rental and others and long-term payables for licensed copyrights, approximate their fair values as the interest rates they bear reflected the current quoted market yield for comparable instruments or the impact of discounted cash flow was not material.

Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Balance at fair value
Short-term investments	—	—	917,447	917,447
Available-for-sale debt securities	—	—	6,000	6,000

	As of December 31, 2019
	Level 1	Level 2	Level 3	Balance at fair value
Short-term investments	—	—	577,073	577,073
Available-for-sale debt securities	—	—	3,000	3,000

	As of December 31, 2018
	Level 1	Level 2	Level 3	Balance at fair value
Short-term investments	—	—	329,107	329,107

For the years ended December 31, 2018, 2019 and 2020, the fair value change of the available-for-sales debt securities is not material, no unrealized gains and losses were recognized.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(g)	Fair value of financial instruments (continued)

Assets and liabilities measured at fair value on a recurring basis (continued)

The following table provides information about the reconciliation of the Level 3 fair value measurement of short-term investments using significant unobservable inputs for the periods indicated:

	Years ended December 31,
	2018	2019	2020
Balance at the beginning of the year	312,094	329,107	577,073
Total gain for the year
Included in earnings	22,626	13,388	11,478
Purchase and sales
Purchases	6,013,222	6,966,930	8,059,260
Sales	(6,018,835)	(6,732,352)	(7,730,364)

Balance at the end of the year	329,107	577,073	917,447

The significant unobservable inputs as of December 31, 2020 were expected rate of return ranging from 1.15% to 4.00% per annum. The weighted average of expected rate of return as of December 31, 2020 was 3.47%.

Assets and liabilities measured at fair value on a non-recurring basis

The equity securities without readily determinable fair value are measured at fair value on a non-recurring basis. The following is a summary of unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of equity securities without readily determinable fair value held as of December 31, 2018, 2019 and 2020 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31,
	2018	2019	2020
Upward adjustments	5,670	467	36,261
Downward adjustments (including impairment)	—	—	(3,309)

Total unrealized gain	5,670	467	32,952

The following table summarizes information about the significant unobservable inputs used in the valuation for the equity securities without readily determinable fair value for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
Expected volatility	41.0%-49.1%	45.0%	44.0%-58.0%
Initial public offering probability	25.0%-30.0%	20.0%	30.0%-45.0%

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(g)	Fair value of financial instruments (continued)

Assets and liabilities measured at fair value on a non-recurring basis (continued)

The Group did not record any realized gains or losses for the Group’s equity securities without readily determinable fair value measured at fair value on a non-recurring basis as of December 31, 2018, 2019 and 2020.

The following table summarizes the total carrying value of the Group’s equity securities without readily determinable fair value measured at fair value on a non-recurring basis held as of December 31, 2018, 2019 and 2020 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2018	2019	2020
Initial cost basis	109,858	167,377	172,759
Upward adjustments	5,670	6,137	42,398
Downward adjustments (including impairment)	—	—	(3,309)

Total carrying value at the end of the period	115,528	173,514	211,848

(h)	Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(i)	Restricted cash

The Group’s restricted cash mainly represents secured deposits held in designated bank accounts as security for short-term debts arrangement and is recorded separately in the consolidated balance sheets. The Group adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for all period presented.

(j)	Short-term investments

Short-term investments are comprised of wealth management products issued by certain banks in the PRC with a variable interest rate indexed to the performance of underlying assets. The Group measures the short-term investments at fair value.The change in fair value is recorded as investment income amounted to RMB22,626, RMB13,388 and RMB11,478 for the years ended December 31, 2018, 2019 and 2020, respectively in the consolidated statements of comprehensive loss. Among the total fair value changes, the unrealized gains were RMB607, RMB943 and RMB1,967 for the years ended December 31, 2018, 2019 and 2020, respectively.

(k)	Accounts receivable, net

Accounts receivable primarily represents those receivables derived from advertising services and other innovative products and services in relation to corporate customers and is presented net of allowance for doubtful accounts. The Group offers payment terms in the range of 90 to 120 days to its advertising service

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(k)	Accounts receivable, net (continued)

customers and payment terms in the range of 30 to 180 days to its other innovative products and services customers. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts by taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability.

(l)	Receivables from iOS online payment agency

Receivables from iOS online payment agency are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off after all collection efforts have been exhausted. The balances are included in accounts receivable on the consolidated balance sheets.

(m)	Inventories, net

Inventories, consisting of smart devices and other cultural and creative products which are available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. No write down for inventory was made by the Group for the years ended December 31, 2018, 2019 and 2020.

(n)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives of these assets which are summarized as follows:

Category	Estimated useful lives
Servers and computers	3 years
Office equipment	3 years
Leasehold improvements	Shorter of the lease term or the estimated useful life
Building	50 years
Vehicles	5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(o)	Intangible assets, net

(i)	Licensed copyrights

The Group purchases various types of licensed copyrights from copyright owners (licensor) to meet the needs of the online audio business. The licensed copyrights of audio content are recorded in intangible assets. Intangible assets are measured at cost minus accumulative amortization and impairment loss, if any in accordance with ASC topic 350, Intangibles-Goodwill and Other (“ASC 350”).

The Group monetizes the licensed copyrights through either selling audio contents to paid users on album by album basis (“Sales Model” i.e. paid on-demand listening services.) or through paid membership programs (“Membership Subscription Model”). Some audios are also offered to users for free for the purpose of attracting traffic to access the Group’s platform.

Fixed or minimum guaranteed license fee (“Fixed License Fee”) to licensor are capitalized as intangible assets when the Group obtains control of the licensed copyrights which is normally upon receipt of the licensed contents. If control of the licensed contents has not been obtained when the payment is made, the payment is recorded as a prepayment in other non-current assets in the consolidated balance sheets. Such capitalized intangible assets is amortized according to the pattern in which the economic benefits of the intangible asset are consumed. For licensed contents with monetization strategy under Sales Model, the Fixed License Fee is amortized according to revenue generating pattern of the licensed contents; for licensed contents with monetization strategy under Membership Subscription Model, the Fixed License Fee is amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents. For licensed contents used to produce audios for free, the Fixed License Fee is amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents.

Under certain license agreements, the Group also pays variable fees to licensors based on sharing percentage of revenue from that licensed contents (“Revenue Sharing Fee”). For licensed contents with monetization strategy under Sales Model, the Revenue Sharing Fee is recorded as cost of revenue in the pattern that consistent with the revenue generating pattern; for licensed contents with monetization strategy under Membership Subscription Model, the Revenue Sharing Fee is recorded in cost of revenue as incurred. There is no Revenue Sharing Fee incurred for licensed contents used to produce audios for free.

Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”).

(ii)	Libraries

The Group also entered into license agreements where the Group obtains right to the library of the licensor which mainly contains vast number of books and the Group can produce audios from the content of any book from the library during the contract period. The future monetization strategy for each individual audio to be produced is not decided when the Group obtains the right to the library. Fixed License Fee is capitalized as intangible assets when the Group has access to the library and is amortized on a straight-line basis over the contract period; the Revenue Sharing Fee is recorded in cost of revenue as incurred.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(o)	Intangible assets, net (continued)

(iii)	Other intangible assets

Other intangible assets including broadcasting license and software purchased from third parties are initially recorded at cost and are amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Licensed copyrights	1 to 10 years
Libraries	7 to 20 years
Others	1 to 10 years

(iv)	Impairment of licensed copyrights and libraries

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the licensed copyrights with monetization strategy under Sales Model, the recoverable amount is determined by estimating the expected cash flows generated from sales of the audio contents as each licensed copyright can generate cash flow independently of the cash flow from other licensed copyrights. While for the licensed copyrights with monetization strategy under Membership Subscription Model, including those are for free to users, those intangible assets are grouped together, and the recoverable amount is determined by estimating the expected cash flows generated from membership subscription and advertising of the Group.

When the intangible asset is tested for recoverability, the amortization estimates and method will also be reviewed.

(p)	Long-term investments

The Group’s long-term investments include equity method investments, equity securities without readily determinable fair values and available-for-sales debt securities.

(i)	Equity method investments

The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 Investment—Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records investments at cost and subsequently recognizes proportionate share of each equity investee’s net income or loss and to reflect the amortization of basis differences in the consolidated statements of comprehensive loss and accordingly adjusts the carrying amount of the investment. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(p)	Long-term investments (continued)

(ii)	Equity securities without readily determinable fair values

The Group holds investments in equity securities of private companies, over which the Group does not have the ability to exercise significant influence or control. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. The Group makes the election to record and measure these investments using a measurement alternative that measures the investments at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group adopted ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) for all period presented.

(iii)	Available-for-sales debt securities

The Group’s investments in preferred shares of the investees with currently exercisable redemption rights at the option of the holders are considered as debt securities. Debt securities that the Group has the intent to hold for an indefinite period are classified as available-for-sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income. For the years ended December 31, 2018, 2019 and 2020, the fair value change of the available-for-sales debt securities is not material, no unrealized gains and losses were recognized.

The Group continually reviews its investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value.

(q)	Impairment of long-lived assets

For other long-lived assets including property and equipment, other intangible assets and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, which is generally determined using the income approach, market approach, or a combination thereof.

(r)	Revenue recognition

A.	Significant accounting policy

The Group early adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) at January 1, 2017, by applying the full retrospective method for all periods presented. Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

B.	Nature of revenue streams

The following is a description of principal activities of the Group from which the Group generates its revenue.

(i)	Subscription

(i-1)	Membership subscription

The Group offers membership subscription which provides subscribing members unlimited streaming and downloading of albums with the “VIP” mark in exchange for a nonrefundable upfront membership fee. Membership periods range from one month to twelve months and in certain promotion or renew situation, the membership periods would be extended to three years. The membership subscription is required to pay cash in advance and is not subject to refund. The receipt of membership fees is initially recorded as a contract liability and revenue is recognized ratably over the membership period as services are rendered. When membership is sold through designated distributors to end users, the distributors are considered agent of the Group.

Membership subscriptions are sometimes bundled with some other goods and services, such as hardware, and sold as a package at a discounted price to the customer. In determining whether membership and other goods and services are distinct performance obligations, the Group considers the following factors: whether these products and services are often sold separately, the nature of these performance obligations, and the inter-dependency among these performance obligations. The Group has concluded that membership subscription and other goods and services included in bundled-sale contracts with multiple performance obligations are distinct. Transaction price is allocated to the membership and other goods and services according to their relative stand-alone selling price (“SSP”).

In addition, the Group enters into joint membership programs with other platforms. Users who subscribe for the joint membership can get membership from the Group and from the other platform at the same time. The

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

(i)	Subscription (continued)

transaction is considered as two distinct performance obligations, one is to sell the Group’s membership and the other one is to provide agency service to other platforms to sell their memberships from accounting perspective. For the sales of the Group’s membership, the Group is the principal for providing its own membership subscription to the users. For the agency service, the Group is an agent to other platform and earns commission income. The revenue amount recognized is based on their relative SSP. The commission service provided by the other platform to the Group is recognized as contract acquisition cost and is recorded in sales and marketing expenses immediately as the contract period is less than one year.

The above-mentioned SSP is the price at which the Group would sell a promised product or service separately to a customer. The Group determines SSP for each distinct performance obligation by reference to its overall pricing objectives and observable prices of products or services sold or priced separately on the market. The SSP of membership subscription is determined by reference to the fee of membership subscription that the Group sells separately for the same membership period. Similarly, the SSP for hardware of a bundled sale is by reference to selling price when hardware is sold individually. The SSP of agency service is determined by reference to service fees that would have been charged if membership subscription is sold through third-party agents. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

The price of the membership is recognized ratably over the membership period. The price of the other goods or services is recognized upon the delivery of goods or performance of the services. The price of commission income is recognized as other revenue when the membership of the other platform is sold by the Group.

(i-2)	Paid on-demand listening services

The Group sells paid albums to customers through the Group’s platform or the distributors designated by the Group. The customers can either stream the paid album online or download and listen offline. The purchase of paid album is required to pay cash in advance and could be refund with 7 or 14 days after purchase if the customer has only streamed/downloaded a number of episodes below the maximum number allowed under the return policy (usually ranging from 2 to 5 episodes).

The content of the paid albums (“Content”, which is available for download) and the on-line streaming service (“Streaming”) are considered as two distinct performance obligations. The Group uses a cost-plus margin method to estimate the SSP for Content of a Paid Album and Streaming as there is no directly observable SSP for the two separately. The transaction price allocated to the Content is recognized as revenue once the Content becomes available to the customers for download while the transaction price allocated to Streaming service is recognized as revenue over the expected streaming period of the album in a manner that is most depictive of the pattern of how the service is transferred to the customer (e.g. customer’s usage pattern of the streaming service), which may differ depending on the Content’s nature/category. A paid album usually includes multiple episodes which are made available to customers when they make the purchase, or by instalment according to estimated schedule (e.g. one or two new episodes per week within 3 months). The transaction price attributable to the undelivered episodes is recorded as a contract liability. For the years ended December 31, 2018, 2019 and 2020, the revenue related to the streaming service was not material.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

(ii)	Advertising

The Group generates advertising revenues from provision of online advertising. Advertisements on the Group’s platforms are generally charged on the basis of the number of thousand-impressions during the period of display, and advertising contracts are signed to specify the type of advertising services, pricing, insertion dates and number of impressions in a stated period. The display advertising revenues are recognized based on number of qualified displays upon occurrence of display (output method) as it provides a faithful depiction of the service transfer pattern. The display advertising services are billed upon the completion of such services.

The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

The Group also enters into cost per action (e.g., users click on links) advertising arrangements with customers, under which the Group recognizes revenues based on the number of actions completed resulted from the advertisements. The cost per action advertising services are required to pay cash in advance.

The Group has been engaged in certain advertising barter transactions, which primarily involved noncash exchanges of advertising services rendered by the Group for advertising and promotional benefits provided by the counterparties which are mainly comprised of third-party retailers and online platforms. With the barter transactions, the Group monetizes its advertising spots to provide the third-party counterparties a channel to promote their businesses while the counterparties are effectively monetizing their advertising spots for promoting the Group’s business. The Group determines whether a barter transaction has commercial substance based on its assessment of whether the Group’s future cash flows is expected to change as a result of such contract. The Group measures the noncash consideration at contract inception at fair value based on the standalone selling price of the advertising services received from the counterparties. When the standalone selling price of advertising services provided is more reliable than the price of advertising service received, the Company uses the standalone selling price of advertising services provided as a surrogate of the standalone selling price of advertising services received.

The advertising revenues from barter transaction are recognized at gross as the service is transferred with a corresponding advertising expenses for the services received. For the years ended December 31, 2018, 2019 and 2020, revenue from rendering advertising services in exchange for non-cash consideration was RMB89,581, RMB225,917 and RMB279,891, respectively. For the years ended December 31, 2018, 2019 and 2020, the advertising expenses for the services received from the counterparties was RMB89,581, RMB197,426 and RMB308,382, respectively. As of December 31, 2018, 2019 and 2020, the balance for advertising barter transaction recorded as prepaid marketing expenses in prepayments and other current assets which represents the advertising services has not been received from third-party counterparties but the Group has fulfilled the obligation of providing advertising services was nil, RMB28,491 and nil, respectively.

(iii)	Live streaming

The Group operates a live streaming platform, which enable broadcasters and users to interact with each other during live streaming. Users can access the platforms and listen to the broadcasters’ show for free.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

(iii)	Live streaming (continued)

Users can purchase virtual currency and use the virtual currency in the platform to acquire consumable virtual gifts to be presented to hosts to show their support, or time-based virtual items, which enables users to enjoy additional functions for a specified time period. The Group generates revenue mainly from sales of consumable virtual gifts in the platform. The Group and broadcasters share the considerations of virtual gifts based on some compensation mechanism designed by the Group. The purchase of virtual gifts is required to pay cash in advance and is not subject to refund.

The Group designs, creates and offers various virtual gifts for sales to users with pre-determined selling price, monitors the content of live streaming and determines the compensation mechanism for the broadcasters. Therefore, revenues derived from the sale of virtual gifts are recorded on a gross basis (i.e. at the amount that the users pay for the virtual gifts) as the Group acts as the principal in the transaction. Compensations to broadcasters represent costs incurred from services provided by the broadcasters and are recognized as cost of revenues. Revenue from the sale of consumable virtual gifts is recognized when presented to the host or showed in the live streaming room by the user, or, in the case of time-based virtual items, recognized over the validity period ranging from 1 to 30 days during which each virtual item is made available to the user. Virtual currency sold but not yet consumed by the users is recorded as a contract liability. For the years ended December 31, 2018, 2019 and 2020, the revenue related to the time-based virtual items was not material.

In certain instances, broadcasters send virtual currency to users in broadcasting rooms for interaction with users and increase of their popularity. The virtual currency sent by the broadcaster is purchased by the broadcaster in cash. As such, cash received from the virtual currency sent to users is deferred until users use it to purchase virtual gifts in the future which is accounted for as a reduction in cost of revenues. For the years ended December 31, 2018, 2019 and 2020, the amounts recorded as a reduction in cost of revenues was RMB2,136, RMB9,513 and RMB9,616, respectively.

The Group also offers noble membership that include combinations of virtual currency and exclusive privileges, which are generally capable of being distinct and accounted for as separate performance obligations. As the Group does not sell the privilege separately, the Group determines the SSP based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For the years ended December 31, 2018, 2019 and 2020, the noble membership program was not material.

(iv)	Education services

The Group generates education services revenue mainly from providing learning services focusing on quality-oriented education for users aged 0-12 years, topic-specific boot camps and vocational training, as well as training programs designed for businesses to provide workplace and skillset training. The accounting policy of revenue recognition for education services is same as the revenue recognition for paid-on demand listening services due to same sales model.

(v)	Other innovative products and services

The Group also generates revenue from other innovative products and services, mainly including the sales of smart devices and other cultural and creative products, through direct sales or distributors. When the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

(v)	Other innovative products and services (continued)

smart devices is sold through distributors to the end users, the distributor is the principal for selling smart devices to end users as it is the primary obligor of the smart devices and bears significant inventory risk. The Group bills and recognizes revenue generated from sales of smart devices net of discounts and return allowance when the smart devices are delivered and control passes to customers. The Group offers a standard product warranty of one year that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2018, 2019 and 2020. The revenue generated from other innovative products is recognized when control of products is passed to customers.

Practical Expedients

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, 2019 and 2020, no incremental contract obtaining cost was capitalized as assets due to short term of the amortization period.

(s)	Contract liabilities

Contract liabilities are mainly comprised of payment received for membership subscription, unsatisfied performance obligation related to paid on-demand listening services and virtual currency or redemption code for which the corresponding service have not been provided to customers.

The Group sells virtual currency with no expiration date to customers which can be used to acquire the subscription, live streaming and education services from the Group and redemption code with validity period ranging from 1 to 3 years to customers which can be used to acquire the subscription and education services from the Group. The virtual currency and redemption codes are non-refundable.

The unconsumed virtual currencies and unredeemed redemption codes are recognized as current contract liabilities as the consumption is under the control of the customers. The non-current contract liabilities are related to membership subscription of remaining period of more than one year.

If a customer pays consideration before the Group transfers a good or service to the customer, the Group presents the consideration as a contract liability when the payment is received. A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. The contract liabilities are recognized as revenue as or when the services are rendered or goods are transferred to customers.

Breakage of virtual currency and redemption codes which are not expected to be consumed or redeemed before expiration is estimated on an annual basis and includes significant assumptions such as historical breakage trends and internal company forecasts. The Group recognizes estimated breakage of contract liabilities as revenue in proportion to the patterns of revenue recognized for contract liabilities.

For the years ended December 31, 2018, 2019 and 2020, the additions to the contract liabilities balance were primarily due to cash payments received or due in advance of satisfying the performance obligations, while

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(s)	Contract liabilities (continued)

the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the performance obligations, both of which were in the ordinary course of business. During the years ended December 31, 2018, 2019 and 2020, RMB125,535, RMB273,650 and RMB465,773 of revenues recognized were included in the contract liabilities balance at the beginning of the year, respectively.

As of December 31, 2020, the aggregate amount of transaction price allocated to our unsatisfied performance obligations is RMB476,827, which includes contract liabilities balances and amounts to be recognized as revenue in future periods. The Group expect to recognize a significant majority of the balance as revenue over the next 12 months, and the remainder thereafter.

(t)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various content providers and broadcasters, (ii) payment handling costs, (iii) hardware costs, (iv) bandwidth costs, (v) salaries and welfare, (vi) cultural development fee and surcharges and (vii) other costs. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30,2019 was 3% of the net advertising revenues and was changed to 1.5% effective July 1, 2019. Further, cultural development fee was exempt from January 1, 2020.

(u)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel,(iii) office rental expenses for research and development activities and (iv) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2018, 2019 and 2020, the Group has not capitalized any costs related to internal use software because software development costs qualified for capitalization have been insignificant.

(v)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) user acquisition costs through mobile device manufacturers, search engines and mobile app stores, (ii) advertising and market promotion expenses; (iii) salaries and welfare for sales and marketing personnel and (iv) commission to distributors and other platforms. The advertising expenses, primarily advertisements through media publication, are expensed when incurred. The advertising expenses for the years ended December 31, 2018, 2019 and 2020 were RMB214,005, RMB424,631 and RMB496,646, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(w)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) office expense, (iii) professional service fees and (iv) provision for doubtful receivables.

(x)	Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as renovation of office facilities are recorded as other non-current liabilities when received and recognized as other income, net when the specific performance is meet. Total government grants received with no condition were RMB13,265, RMB27,319 and RMB40,077 for the years ended December 31, 2018, 2019 and 2020, respectively. The government grants received for a special purpose were nil, RMB10,472 and RMB3,421 and amount of RMB203, RMB869 and RMB4,526 were recognized as other income, net for the years ended December 31, 2018, 2019 and 2020, respectively.

(y)	Operating leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Group had no capital leases for the years ended December 31, 2018, 2019 and 2020. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease.

(z)	Income taxes

(i)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(z)	Income taxes (continued)

(ii)	Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that has a more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statement of comprehensive loss. The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

(aa)	Share-based compensation

The Group follows ASC 718, Compensation—Stock Compensation, to determine whether a share award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and management classified as equity awards are recognized in the financial statements based on their grant date fair values.

The Group early adopted Accounting Standards Update (“ASU”) 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to be consistent with its ASC 606 adoption date as of January 1, 2017. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The impact of the adoption is not material.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the share based awards that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. The Group recognizes the effect of forfeitures in compensation costs when they occur. For the share-based awards granted by the Founders to the Group’s employees or non-employees for the services provided or to be provided to the Group, the compensation expense of these awards is pushed down to the Group.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modified awards’’). Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the incremental compensation cost is recognized over the remaining requisite service period, if any. For the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(aa)	Share-based compensation (continued)

modification from improbable-to-improbable, the Group will recognize compensation cost equal to the fair value of the awards at the modification date when the Group determines it is probable the employees will vest in the modified awards.

(bb)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as an immediate family member, shareholder, or a related corporation.

(cc)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two-class method, net loss is allocated between ordinary shares and other participating securities (that is, Series Angel preferred shares and convertible redeemable preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s Series Angel preferred shares and convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options and restricted share units, using the treasury stock method.

(ee)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income (loss), as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ff)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(ff)	Segment reporting (continued)

makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level. The CODM does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Key revenues streams are as below:

	Year ended December 31,
	2018	2019	2020
Subscription:
Membership subscription	143,692	587,598	1,212,393
Paid on-demand listening services	499,984	652,571	540,258

Total subscription revenue	643,676	1,240,169	1,752,651
Advertising	419,424	616,199	1,071,786
Live streaming	316,186	618,090	717,513
Education services	—	12,869	228,349
Other innovative products and services	96,489	189,681	279,722

Total	1,475,775	2,677,008	4,050,021

(gg)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards adopted by the Group

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting, to align the accounting for share-based payment awards issued to nonemployees with the guidance applicable to grants to employees and remove requirement to reassess classification of nonemployee awards under other literature upon vesting. ASU 2018-07 is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted but no earlier than the entity’s adoption of ASC 606. The Company elected to early adopt ASU 2018-07 on January 1, 2017, consistent with its ASC 606 adoption date. Based on ASU 2018-07, entities will generally apply the same guidance to both employee and nonemployee share-based awards, which nonemployee share-based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards. All awards to nonemployee and employee fall under the scope of ASC 718 since January 1, 2017 are measured under the same method and the awards granted to consultants whom are not employees under common law definition fell under the scope of ASC 505 until January 1, 2017 with transition impact to opening retained earnings on the adoption date to be immaterial.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(gg)	Recently issued accounting pronouncements (continued)

New and amended standards adopted by the Group (continued)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted the new standard effective January 1, 2020 on a prospective basis. The adoption of the new standard did not have a material impact.

New and amended standards not yet adopted by the Group

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. The standard is effective for the Company in the fiscal years beginning after December 15, 2021 and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. The Group will assess the impact of the adoption of the new lease standard before the effective date.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for the Company in the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Group will assess the impact of the adoption of the new standard before the effective date.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company in fiscal years beginning after December 15, 2021, and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group will assess the impact of the adoption of the new standard before the effective date.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company in the fiscal years beginning after

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(gg)	Recently issued accounting pronouncements (continued)

New and amended standards not yet adopted by the Group (continued)

December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group will assess the impact of the adoption of the new standard before the effective date.

3.	Risk and concentration

(a)	PRC regulations

(i)	VIEs

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIEs. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIEs) is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that the Company’s corporate structure or the contractual arrangements with the consolidated VIEs comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the Company’s corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulator shaving competent authority to be illegal, either in whole or in part, the Company may lose control of their consolidated VIEs and have to modify such structure to comply with

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Risk and concentration (continued)

(a)	PRC regulations (continued)

(i)	VIEs (continued)

regulatory requirements. Furthermore, if the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses;

•	levying fines on the Company;

•	confiscating any of the Company’s income that they deem to be obtained through illegal operations;

•	shutting down the services;

•	discontinuing or restricting the operations in China;

•	imposing conditions or requirements with which the Company may not be able to comply;

•	requiring the Company to change corporate structure and contractual arrangements;

•	restricting or prohibiting the use of the proceeds from overseas offering to finance the consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of VIEs can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company expect to transfer such business to the Company’s wholly owned subsidiaries. When permissible by the PRC laws and regulations, the Company expects that WFOE will replace VIEs and its subsidiary as contracting party for their business that are operated by VIEs and its subsidiary.

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Risk and concentration (continued)

(a)	PRC regulations (continued)

(i)	VIEs (continued)

“other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

It is uncertain whether any of the businesses that the Company currently operate or plan to operate in the future through the consolidated VIEs would be on the “negative list” as updated by the governmental authority from time to time and therefore be subject to any foreign investment restrictions or prohibitions. If any of the businesses that the Company operates were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of the ADSs. The Company also faces uncertainties as to whether the to-be-issued “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If they are not able to obtain any approval when required, the VIE structure may be regarded as invalid and illegal under the promulgated Foreign Investment Law, which may materially and adversely affect business, results of operations and financial condition, for instance, the Company may not be able to (i) continue business in China through their contractual arrangements with their consolidated affiliated entities, (ii) exert effective control over their consolidated affiliated entities, or (iii)consolidate the financial results of, and receive economic benefits from their consolidated affiliated entities under existing contractual arrangements.

VIEs holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If VIEs falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of VIEs.

VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and purchased intangible assets which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

In accordance with the VIE arrangements, the Group has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no assets of the VIEs can be used only to settle their obligations.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Risk and concentration (continued)

(b)	Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(c)	Credit and concertation risk

(i)	Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2018, 2019 and 2020.

(ii)	Concentration of credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, amounts due from related parties and accounts receivable.

The Group deposits its cash and cash equivalents, restricted cash and short-term investments with major financial institutions which the Group believes that no significant credit risk with high credit quality. The Group has not experienced any significant recoverability issue with respect to its accounts receivable and amounts due from related parties.

The Group has no significant concentrations of credit risk with respect to above financial instruments.

The Group assesses the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered. The Group offers payment terms to its customers based on their creditworthiness. The Group also periodically determines an allowance for doubtful accounts based on the accounting policy indicated in Note 2(k). The following table summarized customers with greater than 10% of the accounts receivable:

	As of December 31,
	2018	2019	2020
Customer A	*	*	12%
Customer B	*	*	11%

*	Less than 10%

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Cash and cash equivalents

The following table sets forth a breakdown of cash and cash equivalents by currency denomination as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	Amount	RMB	Amount	RMB	Amount	RMB
		equivalent		equivalent		equivalent
RMB	310,367	310,367	97,218	97,218	99,636	99,636
US$	27,363	187,799	14,359	100,179	161,225	1,051,976
Others		2,503		1,189		254

Total		500,669		198,586		1,151,866

5.	Accounts receivable, net

	As of December 31,
	2018	2019	2020
Receivables from customers	213,750	270,892	359,270
Receivables from iOS online payment agency (Note 2(l))	28,536	36,781	40,592

Accounts receivable	242,286	307,673	399,862
Less: allowance for doubtful accounts	(10,481)	(11,346)	(15,199)

Accounts receivable, net	231,805	296,327	384,663

The following table presents movement of the allowance for doubtful accounts:

	Year ended December 31,
	2018	2019	2020
Balance at the beginning of the year	(5,118)	(10,481)	(11,346)
Provisions	(5,846)	(865)	(3,853)
Write off	483	—	—

Balance at the end of the year	(10,481)	(11,346)	(15,199)

6.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019	2020
Deposits for marketing, rental and others	24,712	22,784	22,252
Value-added tax (“VAT”) recoverable (a)	5,859	15,736	6,771
Prepaid marketing expense	7,031	40,543	5,008
Prepaid rental expenses	1,617	10,646	2,195
Others	32,077	28,149	29,169

Total	71,296	117,858	65,395

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepayments and other current assets (continued)

(a)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

7.	Long-term investments

	As of December 31,
	2018	2019	2020
Equity method investments (a)	285,232	315,465	357,146
Equity securities without readily determinable fair values (Note 2(g))	115,528	173,514	211,848
Available-for-sales debt securities	—	3,000	6,000

Total	400,760	491,979	574,994

(a)	Equity method investments

	Year ended December 31,
	2018	2019	2020
Balance at the beginning of the year	161,627	285,232	315,465
Addition	206,618	34,705	18,000
Share of results of investees	(40,334)	(4,472)	24,178
Dividend received	—	—	(497)
Other-than-temporary impairment	(43,233)	—	—
Foreign currency translation adjustments	554	—	—

Balance at the end of the year	285,232	315,465	357,146

Investment funds

In December 2017, the Group subscribed certain equity interests in an investment fund partnership as a limited partner for an aggregate purchase price of RMB240,000, of which RMB120,000 and RMB120,000 was paid in the years ended December 31, 2017 and 2018, respectively. The investment fund is managed by a general partner who is an affiliated company of the Company’s more than 10% shareholding preferred shareholder. The equity interests held by the Group are 28.92% as of December 31, 2020. The share of the gains (losses) of this investment fund was RMB6,571, RMB(5,771) and RMB21,724 for the years ended December 31, 2018, 2019 and 2020, respectively.

Investments in partnerships as a limited partner are accounted for using the equity method as the Group doesn’t have control over the partnership but has more than minor interests. The funds focus on exploring opportunities and making investments in companies that primarily engaged in internet content business in China.

Carglass Inc. (“Carglass”)

In 2018, the Group acquired 77.42% equity interest in Carglass, who operated online audio book streaming platform in U.S., for an aggregate purchase price of RMB84,418. As the founder of Carglass had veto rights on all significant financial and operating decisions, the Group did not control Carglass and the investment in Carglass was accounted for as an equity method investment. In addition, the Group provided loans of RMB21,431 and RMB18,733 with no interest for the operation of Carglass in the years ended December 31, 2018 and 2019, respectively.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Long-term investments (continued)

As Carglass continued to experience significant losses and its business performance continued to worsen with no sign of improvements, an other-than-temporary impairment charge of RMB43,233 was made by the Group for such investment in the year ended December 31, 2018. Additionally, full provision of RMB21,431 and RMB18,732 for the loan granted was made when such investment’s value was reduced to zero for the years ended December 31, 2018 and 2019, respectively.

In December 2020, the Group and the founder of Carglass reached an agreement to acquire the founder’s equity interests in Carglass whose value is minimal for no consideration. After the acquisition, founder did not have veto rights and thus, the Group obtained control over Carglass.

8.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019	2020
Cost:
Servers and computers	88,078	131,416	223,143
Leasehold improvements	6,812	45,106	61,428
Building	18,352	18,352	18,360
Office equipment	5,071	10,994	14,461
Vehicles	344	344	344

Total cost	118,657	206,212	317,736
Less: accumulated depreciation	(35,807)	(72,723)	(129,756)

Property and equipment, net	82,850	133,489	187,980

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2018	2019	2020
Cost of revenues	1,166	1,821	1,964
Research and development expenses	9,646	24,409	40,198
Sales and marketing expenses	2,327	4,734	7,068
General and administrative expenses	4,431	6,561	8,020

Total	17,570	37,525	57,250

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

9.	Intangible assets, net

Intangible assets subject to amortization consists of the following:

	As of December 31,
	2018	2019	2020
Cost:
Licensed copyrights	347,481	731,939	1,008,324
Libraries	74,067	74,067	74,067
Others	8,473	27,678	32,517

Total cost	430,021	833,684	1,114,908
Less: accumulated amortization
Licensed copyrights	(186,860)	(359,813)	(573,016)
Libraries	(18,211)	(23,754)	(29,297)
Others	(1,868)	(5,037)	(8,056)

Total accumulated amortization	(206,939)	(388,604)	(610,369)

Intangible assets, net	223,082	445,080	504,539

Amortization expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2018	2019	2020
Cost of revenues	123,223	178,947	215,996
General and administrative expenses	514	2,718	5,769

Total	123,737	181,665	221,765

As of December 31, 2020, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the year ending December 31,
2021	179,676
2022	145,445
2023	85,967
2024	31,549
2025 and thereafter	61,902

Total	504,539

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2018	2019	2020
Prepayments for licensed copyrights	10,328	30,290	32,733
Deposits for rental and others	9,504	7,962	15,009
Prepayments for property and equipment	4,461	19,316	3,513
Prepaid marketing expense	101	7,366	2,522
Others	270	5,009	3,444

Total	24,664	69,943	57,221

11.	Short-term debts

	As of December 31,
	2018	2019	2020
Bank borrowings (a)	—	290,487	50,000
Other borrowings (b)	500,000	148,000	—

Total	500,000	438,487	50,000

(a)	Bank borrowings

In 2019, the Group entered into short-term loan agreements with banks for an aggregate principal amount of RMB349,387, bearing an interest rate ranging from 3.45% to 4.80% per annum and the borrowings repayment period ranging from three months to one year. As at December 31, 2019, the principal amounts outstanding under these agreements were RMB290,487. And the borrowings required a cash deposit of RMB15,963 which was classified as restricted cash on the consolidated balance sheets. The borrowings were fully repaid in July 2020.

In 2020, the Group entered into several short-term loan agreements with banks for an aggregate principal amount of RMB415,833, bearing an interest rate ranging from 3.85% to 4.67% per annum and the borrowings repayment period ranging from three months to one year. As at December 31, 2020, the principal amounts outstanding under these agreements were RMB50,000, and will mature in March 2021.

(b)	Other borrowings

In connection with the 2018 Reorganization in November 2018, the Group entered into a bridge loan agreement with a third party to borrow a principal amount of RMB700,000 with the interest rate of 11.76% per annum. As at December 31, 2018, the outstanding principal amount under this agreement was RMB500,000, which was fully repaid in March 2019. Further, from April to July 2020, the Group entered into three bridge loan agreements with the same party to borrow a total principal amount of RMB450,000 with the interest rate of 12.00% per annum, which was fully repaid as of December 31, 2020.

In December 2019, the Group entered into a bridge loan agreement with a third party to borrow a principal amount of RMB148,000 with the interest rate of 13.00% per annum. As at December 31, 2019, the outstanding principal amount under this agreement was RMB148,000 which was fully repaid in January 2020. Further, in July 2020, the Group entered into a bridge loan agreement with the same party to borrow a

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Short-term debts (continued)

principal amount of RMB100,000 with the interest rate of 12.00% per annum, which was fully repaid as of December 31, 2020.

Interest expenses of short-term debts were RMB9,763, RMB11,753 and RMB24,227 for the years ended December 31, 2018, 2019 and 2020, respectively.

12.	Accounts payable

	As of December 31,
	2018	2019	2020
Payables for revenue sharing fee	142,305	245,831	348,436
Payables for marketing expense	222,551	147,992	227,973
Payables for licensed copyrights	87,007	136,763	178,558
Payables for property and equipment	13,054	5,263	52,168
Others	33,058	55,047	74,553

Total	497,975	590,896	881,688

13.	Accrued expenses and other current liabilities

	As of December 31,
	2018	2019	2020
Accrued settlement expense (Note 24(c))	1,504	6,100	36,983
Deposits from advertisers and others	13,975	19,931	18,945
Accrued lease expense	—	8,736	10,822
Others	25,859	6,575	36,387

Total	41,338	41,342	103,137

14.	Other non-current liabilities

	As of December 31,
	2018	2019	2020
Long-term payables for license copyrights (a)	—	40,465	38,441
Government grants	676	10,279	9,173

Total	676	50,744	47,614

(a)	Long-term payables for license copyrights

	As of December 31,
	2018	2019	2020
Long-term payables for license copyrights	—	42,362	40,630
Less: current portion recorded in accounts payable	—	(1,897)	(2,189)

Total	—	40,465	38,441

The Group obtained a 10-year copyright license agreement by installment payment in May 2019. The interest expense associated with the financing component was nil, RMB1,393 and RMB2,041 for the years

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Other non-current liabilities (continued)

ended December 31, 2018, 2019 and 2020, respectively. The installment payment made was classified as financing activities in the consolidated statement of cash flows.

According to the repayment schedules, future instalment payments under the above copyright license agreement as of December 31, 2020 are as follows:

For the year ending December 31,
2021	2,189
2022	2,401
2023	3,974
2024	4,174
2025 and thereafter	27,892

Total	40,630

15.	Convertible redeemable preferred shares

As of January 1, 2018, before the 2018 Reorganization, 2,161,425 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), 109,557,091 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”), 23,619,335 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”) and 22,658,235 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”) were issued and outstanding. As of January 1, 2018, consideration for issuance of Series D Preferred Shares of RMB280,000 remained outstanding which was fully received by April 2018.

As part of the 2018 Reorganization in November 2018, 20,686,995 Series B Preferred Shares, 12,988,223 Series C Preferred Shares and 7,930,383 Series D Preferred Shares were repurchased at fair value for a total cash consideration of RMB2,601,318, which was accounted for as extinguishment of convertible redeemable preferred shares and the difference between the carrying amount and repurchase consideration amounted to RMB1,557,716 was recorded in accumulated deficit. As of December 31, 2018, 2019 and 2020, the unsettled repurchase consideration of RMB1,732,785, RMB309,342 and nil was recorded in payables for repurchase of convertible redeemable preferred shares in consolidated balance sheets. Meanwhile, the Company issued 2,161,425 Series A Preferred Shares, 88,870,096 Series B Preferred Shares, 10,631,112 Series C Preferred Shares and 14,727,852 Series D Preferred Shares to its remaining convertible redeemable preferred shareholders at the ratio of one-for-one, in exchange for the equity interest they held in Ximalaya VIE before the 2018 Reorganization.

In March and April 2019, the Company issued 48,512,946 Series E-2 convertible redeemable preferred shares (the “Series E-2 Preferred Shares”) with an aggregate purchase price of US$456,623 (equivalent to RMB3,061,765) to certain investors. As of December 31, 2019, consideration for issuance of Series E-2 Preferred Shares of US$19,356 (equivalent to RMB129,802) remained outstanding and was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets. The remaining consideration was fully received in May 2020.

In June 2019, the Company issued 594,960 Series E-1 convertible redeemable preferred shares (the “Series E-1 Preferred Shares”) to settle redeemable non-controlling interests. Refer to Note 16 for detail.

In August 2019, the Company, the Ximalaya VIE and an investor entered into a loan agreement with a detachable warrant. Prior to obtaining of requisite overseas direct investment approvals, the investor agreed to provide a loan in an aggregate principal amount of RMB103,398 to the Ximalaya VIE, with no interest

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible redeemable preferred shares (continued)

and receive a warrant to subscribe Series E-3 convertible redeemable preferred shares (the “Series E-3 Preferred Shares”) of the Company with an aggregate purchase price of US$15,000 (equivalent to RMB101,808). As the exercise price of the warrant is determined at fair value of the Series E-3 Preferred Shares when exercise, the warrant was not separately accounted for because the intrinsic value of such warrant was minimal for the warrant outstanding period. The loan received from the investor was recoded as advance payment from the subscription of convertible redeemable preferred shares in consolidated balance sheets. The warrant was exercised in September 2020 and the Company issued 1,381,775 Series E-3 Preferred Shares to the investor.

In the second half year of 2020, the Company issued 10,624,282 Series E-2 Preferred Shares with an aggregate purchase price of US$100,000 (equivalent to RMB667,126) to a new financial investor. As the purchase price is lower than the fair value, the difference between the purchase price and fair value amounted to US$14,217 (equivalent to RMB94,818) was recoded as deemed dividend to the preferred shareholder in accumulated deficit.

In the second half year of 2020, the Company issued 20,266,039 Series E-3 Preferred Shares with an aggregate purchase price of US$220,000 (equivalent to RMB1,450,254) to certain investors.

In December 2020, the Company issued 1,535,308 Series E-4 convertible redeemable preferred shares (the “Series E-4 Preferred Shares”) with an aggregate purchase price of US$20,000 (equivalent to RMB130,650) to a new investor. As the purchase price is higher than the fair value, the difference between the purchase price and fair value amounted to US$3,046 (equivalent to RMB19,895) was recoded as contribution from preferred shareholders in additional paid-in capital.

The Series E-1, Series E-2, Series E-3 and Series E-4 Preferred Shares are collectively referred to as the Series E Preferred Shares.

Certain investors who had intention to subscribe Series E Preferred Shares but were not yet ready to make the subscription paid a refundable down-payment to the Company for the amounts of RMB941,569, RMB295,084 and RMB32,663 as of December 31, 2018, 2019, and 2020, respectively, which were recorded in advance payment from subscription of convertible redeemable preferred shares in consolidated balance sheets.

The above-mentioned Series A, Series B, Series C, Series D and Series E Preferred Shares are collectively referred as the “Preferred Shares”.

As disclosed in Note 1(b), the Group had undergone Historical Reorganization and 2018 Reorganization and each reorganization changed the issuer of the Preferred Shares to be the reporting entity through share swaps. The major terms and number of shares of the Preferred Shares have remained the same. As further discussed in Note 1(b), the Historical Reorganization and 2018 Reorganization were accounted for in a manner similar to a common control transaction. The equity structure of the Company after the 2018 Reorganization is assumed to have existed from the earliest period presented in the consolidated financial statements.

The key terms of the Preferred Shares issued by the Company are as follows:

Dividend rights

When, and if approved by the majority preferred shareholders, the Company shall pay dividends to all the Shareholders in proportion to the number of fully paid Shares held by such Shareholder on an as-converted basis.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible redeemable preferred shares (continued)

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Liquidation preference

In the event of any liquidation (including deemed liquidation, such as change in control, etc.), dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall, by reason of the shareholders’ ownership of the shares, be distributed as follows:

First, the holders of the Preferred Shares shall be entitled to receive for each outstanding Preferred Share held and fully paid, as applicable, the amount equal to one hundred percent (100%) of the applicable Preferred Share’s purchase price, plus all accrued but unpaid dividends on such Preferred Shares. If the related assets and funds are insufficient for the full payment to such holders of the such Preferred Shares, then the entire assets and funds legally available for distribution shall be distributed ratably among such holders in proportion.

Upon the liquidation, in order of preference, first to the holders of Series E-4 Preferred Shares, then to the holders of Series E-3, E-2, E-1, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares.

Second, if there are any assets or funds remaining after the aggregate amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds legally available for distribution shall be distributed ratably among all the Shareholders in proportion to the number of Shares held by them (calculated on an as converted to ordinary shares basis).

A Deemed Liquidation Event shall be deemed to be any change of control event such as a merger and acquisition, reorganization of the Company, a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company or the exclusive, irrevocable licensing of all or substantially all of any Group Company’s intellectual property to a third party. Any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the liquidation preference above.

Redemption right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) December 31, 2022 (Series E and D preferred shareholders) or December 31, 2021 (Series C, B and A preferred shareholders) or, if no Qualified IPO has been consummated prior to such date, (b) any material adverse impact on the business operation of the Company or the IPO due to material violation of any laws or regulations, (c) any material breach of any transaction document by any founder or any Group Company, (d) any material default under any of the control documents or the occurrence of any other event that results in the Company being incapable of consolidating the financial results of the VIE, or (d) any holders of any other class or series of shares elects to exercise its redemption rights.

A Qualified IPO is defined as an IPO consummated on or prior to December 31, 2022 on the New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible redeemable preferred shares (continued)

Redemption right (continued)

Exchange or such other reputable stock exchange approved by the Board with an implied pre-money valuation of (i) the Post-Series E-3 Valuation plus an interest calculated at the annual rate of 15% compounded annually and accrued for the period from the Series E-3 Closing to the date of the IPO, or (ii) such other amount as approved by the Majority Preferred Shareholders. If the event of a qualified IPO were to occur on December 31, 2020, the actual pre-money valuation would have been US$3.67 billion.

The redemption price for each fully paid Preferred Share (other than the unpaid shares) shall be equal to one hundred (100%) of the Preferred Share’s purchase price, plus an annual compounded interest rate of 8% accrued for the period from the Preferred Share’s deemed issue date up to and until the date when such Preferred Share is redeemed, plus all declared but unpaid dividends.

Upon the redemption, in order of preference, first to the holders of Series E-4 Preferred Shares, then to the holders of Series E-3, E-2, E-1, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares.

Conversion rights

Each Preferred Share shall be convertible into such number of fully and non-assessable ordinary shares at the Preferred Share-to-ordinary share conversion ratio equal to Preferred Share Purchase Price divided by the then-effective Conversion Price (as defined below) for such Preferred Share. The Conversion Price for each Preferred Share shall initially be the applicable Preferred Share purchase price for such Preferred Share, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time.

Each Preferred Share may, at the option of the holders thereof, be converted at any time after the date of issuance of such Preferred Shares into ordinary shares based on the then-effective applicable Conversion Price.

In addition, each Preferred Shares shall automatically be converted into ordinary shares based on the then-effective applicable Conversion Price for such Preferred Share in effect at the time immediately upon the closing of a Qualified IPO.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Accounting of Preferred Shares

The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the years ended December 31, 2018, 2019 and 2020, the issuance costs were immaterial.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible redeemable preferred shares (continued)

Accounting of Preferred Shares (continued)

The Company concluded that the Preferred Shares are not currently redeemable, but are probable of becoming redeemable based on passage of time. For each reporting period, the Company recorded accretions on the Series B, C, D and E Preferred Shares to the respective redemption value by using the interest method from the issuance dates to the earliest redemption dates. The Company concluded that there is no accretion to be recognized for Series A and certain Series E Preferred Shares for the years ended December 31, 2018, 2019 and 2020 because their carrying amount is greater than the redemption value. Therefore, no adjustment will be made to the carrying amount of the Series A and certain Series E Preferred Shares until the redemption amount exceeds the carrying amount.

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB248,334, RMB410,121 and RMB506,128 for the years ended December 31, 2018, 2019 and 2020, respectively.

The redemption amount of the Series A, B, C, D and E Preferred Shares was RMB5,136, RMB1,833,696, RMB297,314, RMB835,028 and RMB5,923,109 as of December 31, 2020, respectively. The difference between the redemption amount and the carrying amount of Series B, C and D Preferred Shares was caused by the impact of the modification.

Modification of Preferred Shares

The Company assesses whether an amendment to the terms of its Preferred Shares is an extinguishment or a modification based on a qualitative and quantitative evaluation of the amendment. The Company also assesses if the change in the terms results in value transfer between preferred shareholders or between preferred shareholders and ordinary shareholders.

As a result of the 2018 Reorganization, the redemption price of Series B Preferred Shares held by one preferred shareholder was amended. The amendment is accounted for as a modification rather than extinguishment as the fair values of the Preferred Shares immediately after the amendment were not significantly different from their respective fair values immediately before the amendment. When Preferred Shares are modified and such modification results in value transfer between preferred shareholders and ordinary shareholders, the value transferred is treated as a deemed dividend to or deemed contribution from the preferred shareholders. The change in fair value of Preferred Shares immediately before and after the modification during the 2018 Reorganization was RMB9,402, which was recorded in accumulated deficit for the year ended December 31, 2018.

All other modifications, such as the extension of the consummation of Qualified IPO date, had an overall immaterial impact.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible redeemable preferred shares (continued)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Series A		Series B		Series C		Series D		Series E		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2018	2,161,425	20,610	109,557,091	1,758,128	23,619,335	514,532	22,658,235	1,019,803	—	—	3,313,073
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	130,407	—	39,086	—	78,841	—	—	248,334
Repurchase of convertible redeemable preferred shares	—	—	(20,686,995)	(361,936)	(12,988,223)	(298,773)	(7,930,383)	(382,893)	—	—	(1,043,602)

Balances as of December 31, 2018	2,161,425	20,610	88,870,096	1,526,599	10,631,112	254,845	14,727,852	715,751	—	—	2,517,805

Issuance of Series E-2 Preferred Shares	—	—	—	—	—	—	—	—	48,512,946	3,061,765	3,061,765
Issuance of Series E-1 Preferred Shares to settlement of redeemable non-controlling interests (Note 16)	—	—	—	—	—	—	—	—	594,960	35,180	35,180
Effect of modification of convertible redeemable preferred shares	—	(333)	—	9,696	—	(262)	—	301	—	—	9,402
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	132,567	—	20,453	—	57,185	—	199,916	410,121

Balances as of December 31, 2019	2,161,425	20,277	88,870,096	1,668,862	10,631,112	275,036	14,727,852	773,237	49,107,906	3,296,861	6,034,273

Issuance of Series E-2 Preferred Shares	—	—	—	—	—	—	—	—	10,624,282	761,944	761,944
Issuance of Series E-3 Preferred Shares	—	—	—	—	—	—	—	—	21,647,814	1,552,062	1,552,062
Issuance of Series E-4 Preferred Shares	—	—	—	—	—	—	—	—	1,535,308	110,755	110,755
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	148,960	—	22,172	—	61,912	—	273,084	506,128

Balances as of December 31, 2020	2,161,425	20,277	88,870,096	1,817,822	10,631,112	297,208	14,727,852	835,149	82,915,310	5,994,706	8,965,162

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Redeemable non-controlling interests and non-controlling interests

(a)	Redeemable non-controlling interests

In June 2017, Ximalaya Holding (Cayman) Limited (“Ximalaya Cayman”), the Company’s subsidiary had its redeemable preferred share (“Ximalaya Cayman PS”) financing of US$4,000 from a third-party investor, representing 26.67% of total equity interest of Ximalaya Cayman. The Ximalaya Cayman PS are with liquidation preference and also is redeemable at the holders’ option under certain events, which are not solely within the control of Ximalaya Cayman. Accordingly, such Ximalaya Cayman PS is recorded and accounted for as redeemable non-controlling interests outside of permanent equity. Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income of Ximalaya Cayman, or (2) the expected redemption value which should be the higher of (i) 140% of those shares’ issue price at the sixth anniversary of those shares issued, plus any accrued but unpaid dividends, or (ii) the fair market value of those shares.

In June 2019, the minority shareholder of Ximalaya Cayman entered into a share swap agreement with the Company to exchange its Ximalaya Cayman PS for 594,960 Series E-1 Preferred Shares of the Company with fair value of RMB35,180. The Company recognized the issuance of Series E-1 Preferred Shares as mezzanine equity by derecognizing the redeemable non-controlling interest, and the difference between the carrying amount of RMB30,129 and the fair value of RMB35,180 amounted to RMB5,051 was charged to accumulated deficit.

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
Balance at the beginning of the year	28,202	29,337	—
Accretion to redemption value of redeemable non-controlling interests	1,135	792	—
Settlement of redeemable non-controlling interests	—	(30,129)	—

Balance at the end of the year	29,337	—	—

(b)	Non-controlling interests

The Group set up certain subsidiaries with non-controlling shareholders whose rights over operation result and deficit attributable to them are presented as non-controlling interests. The non-controlling shareholders contributed cash of RMB5,900, RMB29,490 and RMB5,330 to these subsidiaries in the years ended December 31, 2018, 2019 and 2020, respectively.

17.	Ordinary shares

The Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each. As of December 31, 2018, 2019 and 2020, the authorized ordinary shares are 275,476,694, 274,748,965 and 254,007,958 shares, respectively, of which 86,154,070 shares were issued and outstanding.

As disclosed in Note 1(b), the Historical Reorganization and 2018 Reorganization were accounted for in a manner similar to a common control transaction. The equity structure of the Company after the 2018 Reorganization is assumed to have existed from the earliest period presented in the consolidated financial statements.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Series Angel preferred shares

As of January 1, 2018, 27,748,640 Series Angel preferred shares was issued and outstanding. The holders of Series Angel preferred shares have the same rights as the ordinary shareholders except for the right of conversion to the ordinary shares. The Series Angel preferred shares can be converted into ordinary shares at any time at the option of the holders after the date of issuance, or automatically be converted into ordinary shares immediately upon the closing of a Qualified IPO, at conversion ratio of one-for-one. Accordingly, such Series Angel preferred shares are recorded in permanent equity.

As part of the 2018 Reorganization in November 2018, 3,170,820 Series Angel preferred shares were repurchased at fair value for a cash consideration of RMB198,250, which was accounted for as extinguishment of Series Angel preferred shares and the difference between the carrying amount and repurchase consideration amounted to RMB198,248 was recorded in accumulated deficit. Meanwhile, the Company issued 24,577,820 Series Angel preferred shares to the remaining Series Angel preferred shareholders, at the ratio of one-for-one, in exchange for the equity interest they held in Ximalaya VIE before the 2018 Reorganization.

As disclosed in Note 1(b), the Historical Reorganization and 2018 Reorganization were accounted for in a manner similar to a common control transaction. The equity structure of the Company after the 2018 Reorganization is assumed to have existed from the earliest period presented in the consolidated financial statements.

19.	Share-based compensation

Legacy Plan

On May 18, 2016, the Founders adopted the Employee Equity Incentive Plan (the “PRC Plan”), which was replaced by the Amended and Restated Employee Equity Incentive Plan (“Legacy Plan”) on August 30, 2019 to grant maximum 12,356,712 ordinary shares owned by them to the officers, directors, employees and consultants of the Company as part of the 2018 Reorganization. The grants are controlled and managed at the discretion of the Founders. The terms of the Legacy Plan are substantially the same as the terms of the PRC Plan. The replacement of PRC Plan with Legacy Plan and revocation of the original PRC Plan are viewed as having no accounting impacts as the terms of the PRC Plan has remained effective throughout and there’s essentially no change but merely just to change the form of the plan due to the Reorganization. The shares issued from exercise of options granted under the Legacy Plan will be transferred from shares belonged to the Founders.

Share options granted under the Legacy Plan are generally subject to a four-year vesting schedule, under which one fourth (1/4) vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. The vested options will be exercisable upon the Company completes an IPO. The options granted under the Legacy Plan have a contractual term of ten years from the date of grant. If an IPO is not achieved, a share option will lapse automatically upon the expiry of the contractual term.

In January 2020, the Founders approved an option modification to reduce exercise price for certain employees’ options and reduce their respective number of options granted. Other terms of the option granted remained unchanged. The modification from improbable to improbable resulted in a remeasurement for the modified awards based on fair value at the modification date. The modification resulted in an increase of total compensation cost by US$20,947 which is deferred due to exercisability upon an IPO condition is not probable to incur. In addition, at the same month, the Founders approved another option modification to remove the IPO condition of certain employee’s vested options, while their unvested options are still subject

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based compensation (continued)

Legacy Plan (continued)

to the IPO condition to be exercisable. The modification from improbable to probable resulted in an immediate recognition of total compensation cost of RMB58,263 for these vested options based on the fair value at the modification date, which was pushed down from the Founders and was recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2020.

As the modified options were fully exercised in 2020, the remaining outstanding options continue to be unexercisable as of December 31, 2020 and prior to the Group completing an IPO. The awards are equity classified. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

The following table summarizes the share options activity under the Legacy Plan for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In Years	US$’000
Outstanding at January 1, 2018	9,200,508	0.98	7.46	30,251
Granted	2,372,438	3.08	—	—

Outstanding at December 31, 2018	11,572,946	1.41	7.02	49,209
Forfeited	(530,624)	2.11	—	—

Outstanding at December 31, 2019	11,042,322	1.38	5.94	63,058
Granted	306,191	7.47	—	—
Forfeited	(1,031,204)	1.91	—	—
Modification impact	(490,581)	—	—	—
Exercised	(1,214,739)	0.18	—	—

Outstanding at December 31, 2020	8,611,989	0.90	5.10	78,894

Vested and expected to vest at December 31, 2020	7,981,247	0.86	4.95	73,492
Exercisable at December 31, 2020	—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was US$3.05, nil and US$4.17, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$5.67, US$7.09 and US$10.06 at December 31, 2018, 2019 and 2020.

For the modified options after removal of the IPO condition, the total fair value of share options vested and exercised during the year ended December 31, 2020 was US$8,406 and US$12,012, respectively.

As of December 31, 2020, there was US$32,536 (equivalent to RMB212,294) of unrecognized share-based compensation expenses related to share options granted by the Founders with a performance condition of an IPO, out of which US$32,074 (equivalent to RMB209,279) related to options for which the service condition had been met and are expected to be recognized upon occurrence of the IPO.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based compensation (continued)

Global Plan

On July 22, 2019, the board of directors of the Company adopted the Company’s Employee Equity Incentive Plan (“Global Plan”) and reserved 15,211,970 ordinary shares for issuance under share options and restricted share units (“RSUs”) to be granted to the officers, directors, employees and consultants of the Company.

Share options granted under the Global Plan are generally subject to a four-year vesting schedule, under which the shares vest in four equal instalments over the four years. The vested options will be exercisable upon the Company completes an IPO. The options granted under the Global plan have a contractual term of ten years from the date of grant. If an IPO is not achieved, a share option will lapse automatically upon the expiry of the contractual term.

RSUs granted under the Global Plan are either fully released upon the grant or released over a period of four years of continuous services and the RSUs will be exercisable upon the Company completes an IPO.

The awards are equity classified. Cumulative share-based compensation expenses for the options and RSUs that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. No options or RSUs are exercisable as of December 31, 2018, 2019 and 2020.

The following table summarizes the share options activity under the Global Plan for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In Years	US$’000
Outstanding at January 1, 2018	—	—	—	—
Granted	—	—	—	—

Outstanding at December 31, 2018	—	—	—	—
Granted	3,663,205	4.70	—	—
Forfeited	(462,546)	4.70	—	—

Outstanding at December 31, 2019	3,200,659	4.70	9.14	7,649
Granted	1,496,282	5.39	—	—
Forfeited	(907,274)	4.72	—	—

Outstanding at December 31, 2020	3,789,667	4.97	8.45	19,320

Vested and expected to vest at December 31, 2020	698,334	4.70	8.04	3,746
Exercisable at December 31, 2020	—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was nil, US$3.76 and US$4.24, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$7.09 and US$10.06 at December 31, 2019 and 2020.

As of December 31, 2020, there was US$14,913 (equivalent to RMB97,303) of unrecognized share-based compensation expenses related to share options granted with a performance condition of an IPO, out of which US$9,297 (equivalent to RMB60,663) related to options for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Share-based compensation (continued)

Global Plan (continued)

The following table summarizes the RSUs activity under the Global Plan for the years ended December 31, 2018 2019 and 2020:

	Number of shares	Weighted average grant date fair value
		US$
Non-vested at January 1, 2018	—	—
Granted	—	—

Non-vested at December 31, 2018	—	—
Granted	869,534	6.47

Non-vested at December 31, 2019	869,534	6.47
Granted	1,308,712	7.26

Non-vested at December 31, 2020	2,178,246	6.94

As of December 31, 2020, there was US$15,120 (equivalent to RMB98,656) of unrecognized share-based compensation expenses related to RSUs granted with a performance condition of an IPO, out of which US$11,332 (equivalent to RMB73,940) related to RSUs for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

Fair value of share options

The fair value of share options under the Legacy Plan and Global Plan was determined by the binomial option pricing model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

The assumptions used to estimate the fair value of the awards granted are as follows:

Year ended December 31,
	2018	2019	2020
Expected volatility	52.78%-54.22%	51.58%-52.11%	51.58%-52.46%
Risk-free interest rate	3.22%-3.75%	1.8%-2.13%	0.82%-1.29%
Expected dividend yield	0%	0%	0%
Contractual term	10 years	10 years	10 years
Expected forfeiture rate (post-vesting)	0% or 5%	0% or 5%	0% or 5%
Fair value of the ordinary share on the date of option grant (US$)	US$4.27- US$5.67	US$6.41- US$7.09	US$7.09- US$10.06

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the China government bonds and U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Employee benefits

The full-time employees of the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB73,015, RMB126,440 and RMB91,145 for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

21.	Income taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong

The Company’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in the statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c)	United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84%.

(d)	PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Income taxes (continued)

(d)	PRC (continued)

immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Ximalaya VIE and other four subsidiaries obtained its “High and New Technology Enterprises” (“HNTE”) certificate with a valid period of three years during the track record periods. Therefore, Ximalaya VIE and other four subsidiaries are eligible to enjoy a preferential tax rate of 15% to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

Xida (Shanghai) Network Technology Co., Ltd. (“Xida”) obtained a software company certificate in 2017. Pursuant to such certificate, Xida is entitled to an exemption from EIT for two years commencing from its first profit-making year of operation and a 50% reduction of EIT for the following three years. However, Xida has not yet enjoyed the preferential tax treatments due to its loss position.

As the Group incurred pre-tax loss mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Pre-tax loss

The following table presents the composition of pre-tax loss for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
Pre-tax loss from PRC entities	(648,348)	(685,134)	(555,922)
Pre-tax loss from non-PRC entities	(41,737)	(83,676)	(73,332)

Total pre-tax loss	(690,085)	(768,810)	(629,254)

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Income taxes (continued)

(d)	PRC (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	Year ended December 31,
	2018	2019	2020
	%	%	%
PRC Statutory income tax rates	25.0	25.0	25.0
Permanent difference (a)	4.0	9.0	17.1
Different tax rates in other jurisdictions (b)	(0.7)	(0.1)	(0.2)
Changes in tax rate (c)	—	(4.3)	(3.3)
Change in valuation allowance (d)	(21.9)	(24.8)	(34.1)
Effect of preferential tax (e)	(6.4)	(4.8)	(4.5)

Total	—	—	—

(a)	The permanent differences are primarily related to additional tax deductions for qualified research and development expenses.

(b)	The tax rate difference is attributed to varying rates in other jurisdictions where the Group is established or operates, such as the Cayman Islands or United States.

(c)	Some subsidiaries obtained the HNTE certificate during the track record periods, thus the applicable tax rate of such subsidiaries changed from 25% to 15%.

(d)	The change in valuation allowance is primarily attributed to fully provisioning for net operating loss carry-forwards of the Group.

(e)	Ximalaya VIE and other four subsidiaries obtained its HNTE certificate and is entitled to a preferential tax rate of 15%.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Income taxes (continued)

(d)	PRC (continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset (liability) balances as of December 31, 2018, 2019 and 2020 are as follows:

	As of December 31,
	2018	2019	2020
Deferred tax assets
Tax losses carried forward	169,598	261,121	392,630
Un-deducted advertising expenses carryforwards	98,872	181,655	273,426
Accruals and others	40,022	56,181	51,615

Subtotal	308,492	498,957	717,671
Less: valuation allowance	(307,642)	(498,036)	(712,719)

Deferred tax assets	850	921	4,952

Deferred tax liabilities
Fair value change of equity securities investments	850	921	4,952

The deferred tax liability is offset with the deferred tax asset in the same tax jurisdiction and the net amount of nil is presented on the consolidated balance sheets.

As of December 31, 2018, 2019 and 2020, the PRC entities of the Group had tax loss carryforwards of approximately RMB889,968, RMB1,344,685 and RMB2,055,781, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five or ten years. The net operating loss carryforwards will expire in varying amounts between 2021 and 2031. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. As of December 31, 2018, 2019 and 2020, valuation allowances of RMB307,642, RMB498,036 and RMB712,719, respectively, were provided to reduce deferred tax assets to zero.

Movement of valuation allowance

	Year ended December 31,
	2018	2019	2020
Beginning balance	156,428	307,642	498,036
Additions	152,017	224,610	245,411
Utilizations	(803)	(1,444)	(9,693)
Change in tax rate	—	(32,772)	(20,897)
Write off	—	—	(138)

Ending balance	307,642	498,036	712,719

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.	Related party transactions

In addition to the transactions related to convertible redeemable preferred shares as disclosed in Notes 15, the material transactions and balance amounts due to/from with related parties for the years ended December 31, 2018, 2019 and 2020 were as follows:

Transaction amount with related parties	Year ended December 31,
	2018	2019	2020
Advertising service provided to preferred shareholders	19,920	29,941	112,611
Cost of revenue sharing charged by preferred shareholders and affiliated companies for their licensed contents	18,416	41,825	47,364
Bandwidth cost charged by preferred shareholders	1,529	11,291	23,279
User acquisition cost charged by preferred shareholders	66,812	11,671	13,037
Short message service fee charged by preferred shareholders	—	3,207	6,951
Interest income from an affiliated company (c)	362	362	—
Interest expense charged by a preferred shareholder (d)	—	9,364	8,696

Balance amount with related parties	As of December 31,
	2018	2019	2020
Due from preferred shareholders (a)	13,886	15,532	25,730
Due from senior managements (b)	2,517	43,864	598
Due from affiliated companies (c)	49,793	40,164	—
Due from the companies controlled by the Founders	7,413	313	—

Due from related parties, gross	73,609	99,873	26,328
Less: allowance for doubtful accounts (c)	(21,431)	(40,164)	—

Due from related parties—current, net	52,178	59,709	26,328

Due from senior managements—non-current (b)	2,000	2,951	3,234

Due to preferred shareholders (d)	27,111	52,326	42,228
Due to an affiliated company (e)	22,406	—	—

Due to related parties—current	49,517	52,326	42,228

(a)	It represented receivable for advertising service provided to a preferred shareholder and receivable for deposit to a preferred shareholder for user acquisition cost.

(b)	It represented loans to senior managements of the Group with no interest and the loan repayment period ranges from 1 year to 8 years.

(c)	It represented the loans to the affiliated companies of the Group.

(1)

In July 2018, the Group entered into a loan agreement with an affiliated company with principal amount of RMB28,000. The loan matured in 1 year with an interest rate of 2.6% per annum. The loan was repaid in July 2019.

(2)

The Group provided loans of RMB21,431 and RMB18,733 with no interest to Carglass for its operation in the years ended December 31, 2018 and 2019, respectively. As disclosed in Note 7(a), the Group provided provision of RMB21,431 and RMB18,733 for such receivables in the years ended December 31, 2018 and 2019, respectively.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.	Related party transactions (continued)

(d)	It included:

(1)	Payables to preferred shareholders related to revenue sharing fee for its licensed copyrights, bandwidth cost, short message service and user acquisition cost;

(2)	Interest expenses related to payables for repurchase of convertible redeemable preferred shares. The interest was charged with an interest rate of 6% per annum since July 1, 2019.

(e)	The affiliated company facilitated the Group’s advertisements to be displayed in a TV show. The payables represented advertising expenses to be paid off through the affiliated company.

23.	Basic and diluted net loss per share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of loss per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year ended December 31,
	2018	2019	2020
Numerator:
Net loss attributable to Ximalaya Inc.	(772,022)	(759,720)	(594,535)
Accretion on convertible redeemable preferred shares	(248,334)	(410,121)	(506,128)
Accretion on redeemable non-controlling interests	(1,135)	(792)	—
Effect of modification of convertible redeemable preferred shares	—	(9,402)	—
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	—	—	(94,818)
Contribution from convertible redeemable preferred shareholders upon subscription of preferred shares	—	—	19,895
Effect of repurchase of convertible redeemable preferred shares	(1,557,716)	—	—
Effect of settlement of redeemable non-controlling interests	—	(5,051)	—
Effect of repurchase of Series Angel preferred shares	(198,248)	—	—
Net loss attributable to Series Angel preferred shares	671,012	263,039	260,931

Net loss attributable to ordinary shareholders-basic and diluted	(2,106,443)	(922,047)	(914,655)

Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding	86,154,070	86,154,070	86,154,070

Basic and diluted loss per share	(24.45)	(10.70)	(10.62)

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.	Basic and diluted net loss per share (continued)

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2018	2019	2020
Preferred shares—weighted average	154,006,508	156,560,643	168,490,156
Share options—weighted average	—	—	55,509
Restricted share units—weighted average	—	428,632	979,196

24.	Commitments and contingencies

(a)	Operating lease commitments

The Group has entered into non-cancellable agreements with initial or remaining terms in excess of one year for the rental and property management fee of office premises and for the lease of office equipment. Total lease expenses under all operating leases was RMB22,106, RMB40,798 and RMB47,341 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, future minimum payments under non-cancellable operating leases for office rental, office equipment and property management fee of office premises consist of the following.

For the Year Ending December 31,	RMB
2021	48,337
2022	42,210
2023	41,716
2024	41,366
2025 and thereafter	9,327

Total	182,956

(b)	Purchase commitments

As of December 31, 2020, the purchase commitments related to the licensed copyrights was amounted to RMB450,994.

For the Year Ending December 31,	RMB
2021	186,730
2022	19,798
2023	19,798
2024	124,668
2025 and thereafter	100,000

Total	450,994

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. These claims are mainly related to allegation of copyright infringement. Based on the information available to the Company, it determined that it is probable to incur liabilities of RMB1,504, RMB6,100 and

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

24.	Commitments and contingencies (continued)

(c)	Litigation (continued)

RMB36,983 as of December 31, 2018, 2019 and 2020, respectively. The amounts are recorded in “accrued expenses and other current liabilities”. Refer to Note 13. Other than that, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

25.	Subsequent events

In January 2021, the Group entered into an amendment of license agreement where the Group has obtained the right to the library of the licensor who is a preferred shareholder of the Group, under which the Group has to pay a revenue sharing fee at higher of (i) a pre-agreed fixed fee in each of 2021, 2022 and 2023 which is ranged from RMB85,000 to RMB122,400, and the fee for the years after 2023 will be further negotiated; or (ii) variable fee at an increased rate.

In February and March 2021, the Company issued 7,369,467 Series E-3 Preferred Shares with an aggregate purchase price of US$80,000 to certain investors. As the purchase price is lower than the fair value, the difference between the purchase price and fair value will be recoded as deemed dividend to preferred shareholders in accumulated deficit.

26.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries, the VIEs and their subsidiaries incorporated in the PRC and subjected to restriction amounted to approximately RMB628,589.

27.	Condensed financial information of the parent company

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

27.	Condensed financial information of the parent company (continued)

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Receivables from subsidiaries and VIEs”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of loss from its subsidiaries and VIEs is reported as share of loss from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

27.	Condensed financial information of the parent company (continued)

Condensed balance sheets

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note2(f))
ASSETS
Current assets:
Cash and cash equivalents	102,993	16,143	1,007,890	154,466
Amounts due from related parties	—	42,715	—	—
Non-current assets:
Receivables from subsidiaries and VIEs	228,726	437,194	872,785	133,761

Total assets	331,719	496,052	1,880,675	288,227

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Payables for repurchase of convertible redeemable preferred shares	1,732,785	309,342	—	—
Advance payment from subscription of convertible redeemable preferred shares	941,569	295,084	32,663	5,006

Total liabilities	2,674,354	604,426	32,663	5,006

Mezzanine equity:
Series A convertible redeemable preferred shares	20,610	20,277	20,277	3,108
Series B convertible redeemable preferred shares	1,526,599	1,668,862	1,817,822	278,593
Series C convertible redeemable preferred shares	254,845	275,036	297,208	45,549
Series D convertible redeemable preferred shares	715,751	773,237	835,149	127,992
Series E convertible redeemable preferred shares	—	3,296,861	5,994,706	918,729
Subscription receivables	—	(129,802)	—	—

Total of mezzanine equity	2,517,805	5,904,471	8,965,162	1,373,971

Shareholders’ deficit:
Ordinary shares	56	56	56	9
Series Angel preferred shares	16	16	16	2
Accumulated other comprehensive income	7,592	40,273	53,291	8,167
Accumulated deficit	(4,868,104)	(6,053,190)	(7,170,513)	(1,098,928)

Total shareholders’ deficit	(4,860,440)	(6,012,845)	(7,117,150)	(1,090,750)

Total liabilities, mezzanine equity and shareholders’ deficit	331,719	496,052	1,880,675	288,227

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

27.	Condensed financial information of the parent company (continued)

Condensed statements of comprehensive loss

	For the Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(f))
Operating expenses:
General and administrative	(14,562)	(38)	(3,775)	(579)

Loss from operations	(14,562)	(38)	(3,775)	(579)
Interest income	12	663	30	5
Exchange gains (losses)	964	(905)	(938)	(144)
Share of loss from subsidiaries and VIEs	(759,571)	(760,232)	(589,852)	(90,398)

Loss before income taxes	(773,157)	(760,512)	(594,535)	(91,116)
Income tax expense	—	—	—	—

Net loss	(773,157)	(760,512)	(594,535)	(91,116)
Accretion on convertible redeemable preferred shares to redemption value	(248,334)	(410,121)	(506,128)	(77,568)
Effect of modification of convertible redeemable preferred shares	—	(9,402)	—	—
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	—	—	(94,818)	(14,531)
Contribution from convertible redeemable preferred shareholders upon subscription of preferred shares	—	—	19,895	3,049
Effect of repurchase of convertible redeemable preferred shares	(1,557,716)	—	—	—
Effect of settlement of redeemable non-controlling interests	—	(5,051)	—	—
Effect of repurchase of Series Angel preferred shares	(198,248)	—	—	—
Loss attributable to Series Angel preferred shares	671,012	263,039	260,931	39,989

Net loss attributable to ordinary shareholders	(2,106,443)	(922,047)	(914,655)	(140,177)

Net loss	(773,157)	(760,512)	(594,535)	(91,116)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	8,444	32,681	13,018	1,995

Comprehensive loss	(764,713)	(727,831)	(581,517)	(89,121)

Note: In the Company’s statements of comprehensive loss, accretion to redeemable non-controlling interest’s redemption value amounted to RMB1,135 and RMB792 was treated as the subsidiary’s cost and accordingly was included in the loss of subsidiaries and VIEs in the Company’s statements of comprehensive loss for the years ended December 31, 2018 and 2019, respectively.

XIMALAYA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

27.	Condensed financial information of the parent company (continued)

Condensed statements of cashflow

	For the Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(f))

Cash flows provided by (used in) operating activities	343	(279)	(4,683)	(718)
Cash flows used in investing activities	(715,983)	(2,236,512)	(1,531,028)	(234,640)
Cash flows provided by financing activities	817,433	2,148,275	2,533,047	388,206
Effect of exchange rate changes on cash and cash equivalents	1,182	1,666	(5,589)	(856)

Net increase (decrease) in cash and cash equivalents	102,975	(86,850)	991,747	151,992
Cash and cash equivalents at the beginning of year	18	102,993	16,143	2,474

Cash and cash equivalents at the end of year	102,993	16,143	1,007,890	154,466

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of
	Note	December 31, 2020	March 31, 2021
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	3	1,151,866	495,149	75,574
Restricted cash		770	661	101
Short-term investments	2(f)	917,447	1,644,863	251,055
Accounts receivable, net	4	384,663	346,528	52,891
Inventories, net		51,192	41,687	6,363
Prepayments and other current assets	5	65,395	90,143	13,759
Amounts due from and prepayments to related parties	19	26,328	41,425	6,323

Total current assets		2,597,661	2,660,456	406,066

Non-current assets:
Long-term investments	6	574,994	628,178	95,879
Property and equipment, net	7	187,980	181,900	27,763
Intangible assets, net	8	504,539	541,670	82,675
Other non-current assets	9	57,221	62,063	9,473
Amounts due from related parties	19	3,234	—	—

Total non-current assets		1,327,968	1,413,811	215,790

Total assets		3,925,629	4,074,267	621,856

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts (including amounts of the variable interest entities (“VIEs”) and VIEs’ subsidiaries without recourse to the Company of RMB50,000 and RMB1,000 as of December 31, 2020 and March 31, 2021, respectively)		50,000	1,000	153
Accounts payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB780,352 and RMB698,293 as of December 31, 2020 and March 31, 2021, respectively)	10	881,688	898,116	137,079
Contract liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB670,932 and RMB650,024 as of December 31, 2020 and March 31, 2021, respectively)	2(i),11	673,605	653,074	99,679
Salary and welfare payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB113,423 and RMB91,236 as of December 31, 2020 and March 31, 2021, respectively)		172,438	128,121	19,555

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of
	Note	December 31, 2020	March 31, 2021
		RMB	RMB	US$ (Note 2(e))
Tax payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB15,537 and RMB24,984 as of December 31, 2020 and March 31, 2021, respectively)		20,422	28,425	4,339
Accrued expenses and other current liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB67,522 and RMB48,103 as of December 31, 2020 and March 31, 2021, respectively)	12	103,137	57,868	8,832
Advance payment from subscription of convertible redeemable preferred shares (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of nil and amounts due to related parties of RMB32,663 and nil as of December 31, 2020 and March 31, 2021, respectively)	14	32,663	—	—
Amounts due to related parties (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB36,213 and RMB24,235 as of December 31, 2020 and March 31, 2021, respectively)	19	42,228	24,235	3,699

Total current liabilities		1,976,181	1,790,839	273,336

Non-current liabilities:
Contract liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB39,135 and RMB27,665 as of December 31, 2020 and March 31, 2021, respectively)	2(i),11	39,135	27,665	4,223
Other non-current liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the Company of RMB47,344 and RMB54,430 as of December 31, 2020 and March 31, 2021, respectively)	12	47,614	54,649	8,341

Total non-current liabilities		86,749	82,314	12,564

Total liabilities		2,062,930	1,873,153	285,900

Commitments and contingencies	21

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of
	Note	December 31, 2020	March 31, 2021
		RMB	RMB	US$ (Note 2(e))
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 2,161,425 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	14	20,277	20,277	3,095
Series B convertible redeemable preferred shares (US$0.0001 par value; 88,870,096 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	14	1,817,822	1,856,554	283,365
Series C convertible redeemable preferred shares (US$0.0001 par value; 10,631,112 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	14	297,208	302,928	46,236
Series D convertible redeemable preferred shares (US$0.0001 par value; 14,727,852 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	14	835,149	851,119	129,906
Series E convertible redeemable preferred shares (US$0.0001 par value; 105,023,737 shares authorized, 82,915,310 and 91,205,959 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	14	5,994,706	6,804,602	1,038,585
Redeemable non-controlling interests	15	—	11,595	1,770

Total mezzanine equity		8,965,162	9,847,075	1,502,957

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 254,007,958 shares authorized, 86,154,070 shares issued and outstanding as of December 31, 2020 and March 31, 2021)	16	56	56	9
Series Angel preferred shares (US$0.0001 par value; 24,577,820 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	17	16	16	2
Accumulated other comprehensive income		53,291	41,445	6,326
Accumulated deficit		(7,170,513)	(7,691,737)	(1,173,988)

Total Ximalaya Inc. shareholders’ deficit		(7,117,150)	(7,650,220)	(1,167,651)
Non-controlling interests		14,687	4,259	650

Total shareholders’ deficit		(7,102,463)	(7,645,961)	(1,167,001)

Total liabilities, mezzanine equity and shareholders’ deficit		3,925,629	4,074,267	621,856

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Three Months Ended March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(e))
Revenues (including amounts of related parties of RMB11,636 and RMB27,801 (US$4,243) for the three months ended March 31, 2020 and 2021, respectively)	2(k), 19	699,275	1,155,230	176,323
Cost of revenues (including amounts of related parties of RMB13,797 and RMB30,334 (US$4,630) for the three months ended March 31, 2020 and 2021, respectively)	19	(437,810)	(589,617)	(89,994)

Gross profit		261,465	565,613	86,329
Operating expenses:
Research and development expenses		(170,820)	(172,036)	(26,258)
Sales and marketing expenses (including amounts of related parties of RMB2,907 and RMB5,268 (US$804) for the three months ended March 31, 2020 and 2021, respectively)	19	(291,775)	(565,223)	(86,270)
General and administrative expenses		(93,275)	(144,607)	(22,071)
Other income, net		995	10,672	1,629

Total operating expenses		(554,875)	(871,194)	(132,970)

Loss from operations		(293,410)	(305,581)	(46,641)

Investment income	2(f)	2,125	14,039	2,143
Interest income		840	1,415	216
Interest expense (including amounts of related parties of RMB4,613 and nil for the three months ended March 31, 2020 and 2021, respectively)	13,19	(11,347)	(847)	(129)
Foreign exchange gains		731	826	126
Fair value change of equity securities investments	2(f)	11,333	22,620	3,452
Others, net		384	589	90

Loss before income tax expenses and equity in gains (losses) of affiliated companies		(289,344)	(266,939)	(40,743)
Income tax expense		—	—	—
Equity in gains (losses) of affiliated companies	6	6,624	(309)	(47)

Net loss		(282,720)	(267,248)	(40,790)
Net loss attributable to non-controlling interests		4,271	11,476	1,752

Net loss attributable to Ximalaya Inc.		(278,449)	(255,772)	(39,038)
Accretion to convertible redeemable preferred shares redemption value	14	(119,287)	(164,680)	(25,135)
Accretion to redeemable non-controlling interest’s redemption value	15	—	(134)	(20)
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	14	—	(104,649)	(15,973)
Net loss attributable to Series Angel preferred shares	20	88,281	116,580	17,794

Net loss attributable to Ximalaya Inc.’s ordinary shareholders		(309,455)	(408,655)	(62,372)

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the Three Months Ended March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(e))
Net loss		(282,720)	(267,248)	(40,790)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		2,863	(11,846)	(1,808)

Comprehensive loss		(279,857)	(279,094)	(42,598)
Comprehensive loss attributable to non-controlling interests		4,271	11,476	1,752

Comprehensive loss attributable to Ximalaya Inc.		(275,586)	(267,618)	(40,846)

Net loss per share attributable to Ximalaya Inc.’s ordinary shareholders
— Basic and diluted	20	(3.59)	(4.74)	(0.72)
Weighted average number of ordinary shares used in per share calculation:
— Basic and diluted	20	86,154,070	86,154,070	86,154,070

Share-based compensation expenses included in:
Cost of revenues	18	4,284	—	—
Research and development expenses	18	44,586	—	—
Sales and marketing expenses	18	949	—	—
General and administrative expenses	14,18	8,444	18,377	2,805

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Note	Ordinary shares		Series Angel preferred shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total shareholders’ deficit
		Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2020		86,154,070	56	24,577,820	16	—	40,273	(6,053,190)	20,198	(5,992,647)
Foreign currency translation adjustment		—	—	—	—	—	2,863	—	—	2,863
Accretion of convertible redeemable preferred shares	14	—	—	—	—	(58,263)	—	(61,024)	—	(119,287)
Net loss for the period		—	—	—	—	—	—	(278,449)	(4,271)	(282,720)
Share-based compensation	18	—	—	—	—	58,263	—	—	—	58,263
Capital contribution from non-controlling interests		—	—	—	—	—	—	—	2,830	2,830

Balance as of March 31, 2020		86,154,070	56	24,577,820	16	—	43,136	(6,392,663)	18,757	(6,330,698)

Balance as of January 1, 2021		86,154,070	56	24,577,820	16	—	53,291	(7,170,513)	14,687	(7,102,463)
Foreign currency translation adjustment		—	—	—	—	—	(11,846)	—	—	(11,846)
Accretion of convertible redeemable preferred shares	14	—	—	—	—	(4,011)	—	(160,669)	—	(164,680)
Accretion of redeemable non-controlling interests	15	—	—	—	—	—	—	(134)	—	(134)
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	15	—	—	—	—	—	—	(104,649)	—	(104,649)
Net loss for the period		—	—	—	—	—	—	(255,772)	(11,476)	(267,248)
Capital contribution from non-controlling interests	15	—	—	—	—	4,011	—	—	1,048	5,059

Balance as of March 31, 2021		86,154,070	56	24,577,820	16	—	41,445	(7,691,737)	4,259	(7,645,961)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net loss	(282,720)	(267,248)	(40,790)
Adjustments for:
Depreciation of property and equipment	12,086	18,379	2,805
Amortization of intangible assets	49,441	75,026	11,451
Share-based compensation expenses	58,263	18,377	2,805
Foreign exchange losses (gains)	822	(2,002)	(306)
Provision for doubtful receivables	—	1,059	162
Gains on disposal of property and equipment	—	(18)	(3)
Fair value change of short-term investments	(2,125)	(14,039)	(2,143)
Dividend received from affiliated companies	109	328	50
Equity in losses (gains) of affiliated companies	(6,624)	309	47
Fair value change of equity securities investments	(11,333)	(22,620)	(3,452)
Changes in assets and liabilities:
Accounts receivable	(31,347)	37,076	5,659
Inventories	500	9,505	1,451
Prepayments and other current assets	31,569	(24,748)	(3,777)
Other non-current assets	(483)	(3,335)	(509)
Amounts due from and prepayments to related parties	41,374	(11,863)	(1,811)
Accounts payable	34,720	57,604	8,792
Contract liabilities	30,357	(32,001)	(4,884)
Salary and welfare payable	5,056	(44,317)	(6,764)
Tax payable	(6,772)	8,003	1,221
Accrued liabilities and other current liabilities	14,822	(45,269)	(6,909)
Other non-current liabilities	(1,171)	7,382	1,127
Amounts due to related parties	(2,136)	(17,993)	(2,746)

Net cash used in operating activities	(65,592)	(252,405)	(38,524)

Cash flows from investing activities:
Purchase of short-term investments	(1,816,350)	(4,037,670)	(616,269)
Proceeds from maturity of short-term investments	2,025,468	3,324,293	507,386
Payment for acquisitions of long-term investments	—	(30,960)	(4,725)
Purchase of property and equipment	(17,456)	(58,696)	(8,959)
Purchase of intangible assets	(46,297)	(108,309)	(16,531)
Proceeds from disposal of property and equipment	—	31	5

Net cash provided by (used in) investing activities	145,365	(911,311)	(139,093)

XIMALAYA INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2021

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities:
Proceeds from short-term loans	287,833	18,000	2,747
Repayment of short-term loans	(210,427)	(67,000)	(10,226)
Repayment of long-term installment payment	(284)	(495)	(76)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost (including amounts from related parties of nil and RMB420,817 (US$64,229) for the three months ended March 31, 2020 and 2021, respectively)	—	550,325	83,996
Proceeds from redeemable non-controlling interests holders (including amounts from related parties of nil and RMB10,893 (US$1,663) for the three months ended March 31, 2020 and 2021, respectively)	—	11,461	1,749
Capital contribution from non-controlling interests (including amounts from related parties of nil and RMB5,059 (US$772) for the three months ended March 31, 2020 and 2021, respectively)	2,830	5,059	772
Repurchase of convertible redeemable preferred shares (including amounts of related parties of RMB10,000 and nil for the three months ended March 31, 2020 and 2021, respectively)	(10,000)	—	—

Net cash provided by financing activities	69,952	517,350	78,962

Net increase (decrease) in cash, cash equivalents and restricted cash	149,725	(646,366)	(98,655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,719	(10,460)	(1,597)
Cash, cash equivalents and restricted cash at the beginning of period	215,136	1,152,636	175,927

Cash and cash equivalents and restricted cash at the end of period	366,580	495,810	75,675

Supplemental disclosure of cash flow information:
Cash paid for interest expense	6,734	2,169	331

Supplemental disclosure of non-cash investing and financing activities:
Accretion to convertible redeemable preferred shares redemption value	119,287	164,680	25,135
Accretion to redeemable non-controlling interest’s redemption value	—	134	20
Deemed dividend to convertible redeemable preferred shareholder upon subscription of preferred shares	—	104,649	15,973
Payables for acquisition of licensed copyrights	115,816	182,967	27,926
Payables for acquisition of property and equipment	3,979	4,542	693

Reconciliation of cash, cash equivalents and restricted cash in the unaudited interim condensed consolidated balance sheets to the total of the same amounts shown in the unaudited interim condensed consolidated statements of cash flows

Cash and cash equivalents	350,479	495,149	75,574
Restricted cash	16,101	661	101

Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	366,580	495,810	75,675

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Ximalaya Inc. (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands in September 2013, its various equity-owned consolidated subsidiaries, its variable interest entities (“VIEs”), and the subsidiaries of its VIEs are collectively referred to as the “Group”. The Group’s principal activity is to operate online broadcast and audio streaming platform for distributing audio contents to users. The Group generates revenue primarily by providing subscription, including membership subscription and paid on-demand listening services, advertising, live streaming, education services and other innovative products and services through its platforms in the People’s Republic of China (“PRC”). The Company’s VIEs and their subsidiaries are collectively referred to as the “Affiliated Entities”.

As of March 31, 2021, the Company’s major subsidiaries and consolidated Affiliated Entities are as follows:

Name of major subsidiaries and VIEs	Date of establishment /acquisition	Place of incorporation	Percentage of direct or indirect ownership
Subsidiaries of the Company:
Ximalaya (BVI) Limited	November 2019	British Virgin Islands (“BVI”)	100%
Wonder Education Tech Limited	November 2020	Cayman Islands	77%
Ximalaya (Hong Kong) Limited	September 2013	Hong Kong	100%
Wonder Education Tech (Hong Kong) Holdings Limited	December 2020	Hong Kong	77%
Himalaya Media Inc.	July 2018	United States of America (“U.S.”)	100%
Ximalaya Holding (Cayman) Limited	December 2016	Cayman Islands	100%
Ximalaya Japan Co., Ltd.	March 2017	Japan	100%
Xizhang (Shanghai) Internet Technology Co., Ltd. (“Xizhang WFOE”)	September 2018	PRC	100%
Qizhi (Shanghai) Network Techology Co., Ltd. (“Qizhi WFOE”)	January 2021	PRC	77%
Xida (Shanghai) Internet Technology Co., Ltd.	April 2014	PRC	100%
Shanghai Xiri Electronic Technology Co., Ltd.	December 2015	PRC	100%
Chengdu Xiyuan Internet Technology Co., Ltd.	December 2016	PRC	100%

Variable Interest Entity (“VIEs”)
Shanghai Ximalaya Technology Co., Ltd. (“Ximalaya” or “Ximalaya VIE”)	August 2012	PRC	100%
Shenzhen Tianbo Internet Media Co., Ltd. (“Tianbo VIE”)	February 2017	PRC	100%
Shanghai Wonder Education Co., Ltd. (“Wonder Education VIE”)	September 2020	PRC	77%

Subsidiaries of Ximalaya VIE (“VIE’s subsidiaries”)
Shanghai Xiangting Culture Propagation Co., Ltd.	April 2010	PRC	100%
Beijing Xihe Electronic Technology Co., Ltd.	January 2016	PRC	100%
Xi’an Ximalaya Internet Technology Co., Ltd.	June 2018	PRC	100%
Beijing Xiaoya Sky Technology Co., Ltd.	December 2018	PRC	65%
Shanghai Xiangting Culture Propagation Limited	April 2010	PRC	100%
Xiamen Ximalaya Information Technology Co., Ltd.	October 2019	PRC	100%
Tianjin Tianxi Zhongda Culture Development Co., Ltd.	July 2019	PRC	55%

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the Internet sector, the Group operates its businesses in the PRC through the VIEs. The Company obtained control over the VIEs by entering into a series of contractual arrangements, including the Exclusive Business Cooperation Agreement, Exclusive Call Option Agreement, Power of Attorney, Share Pledge Agreements, and Spousal Consent Letters, with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Company through a series of contractual arrangement as described in Note 1(c) of the audited consolidated financial statements as of and for the year ended December 31, 2020.

Management concluded that the Company, through the WFOEs and the contractual arrangements, has the power and the control to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks and enjoys the rewards normally associated with ownership of the VIEs, receives substantially all of the economic benefits and residual returns, and absorbs substantially all the risks and expected losses from the VIEs as if it was their sole shareholder and therefore the Company is the ultimate primary beneficiary of the VIEs. As such, the Group consolidates the financial results of the VIEs which are prepared in accordance with the basis of presentation as stated in Note 2 below.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Consolidated variable interest entities (continued)

The following financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021 set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs taken as a whole, which was included in the accompanying unaudited interim condensed consolidated financial statements (“consolidated financial statements”) of the Group with intercompany transactions eliminated as follows:

	As of
	December 31, 2020	March 31, 2021
Assets
Current assets
Cash and cash equivalents	81,027	266,653
Restricted cash	770	661
Short-term investments	549,914	764,900
Accounts receivable, net	347,923	345,994
Inventories, net	45,468	35,876
Prepayments and other current assets	52,182	58,504
Amounts due from and prepayments to related parties	23,382	41,425

Total current assets	1,100,666	1,514,013

Non-current assets
Long-term investments	534,891	586,873
Property and equipment, net	100,895	100,940
Intangible assets, net	495,300	532,109
Other non-current assets	45,230	61,452
Amounts due from related parties	2,724	—

Total non-current assets	1,179,040	1,281,374

Total assets	2,279,706	2,795,387

Liabilities
Current liabilities
Short-term debts	50,000	1,000
Accounts payable	780,352	698,293
Contract liabilities	670,932	650,024
Salary and welfare payable	113,423	91,236
Tax payable	15,537	24,984
Accrued expenses and other current liabilities	67,522	48,103
Amounts due to related parties	3,009,714	3,848,563

Total current liabilities	4,707,480	5,362,203

Non-current liabilities
Contract liabilities	39,135	27,665
Other non-current liabilities	47,344	54,430

Total non-current liabilities	86,479	82,095

Total liabilities	4,793,959	5,444,298

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Organization and Principal Activities (continued)

(b)	Consolidated variable interest entities (continued)

	Three months ended March 31,
	2020	2021
Revenues	694,610	1,149,274
Net loss	(274,458)	(224,272)
Net cash used in operating activities	(286,052)	(212,402)
Net cash provided by (used in) investing activities	340,869	(403,413)
Net cash (used in) provided by financing activities	(2,048)	801,332

Net increase in cash, cash equivalents and restricted cash	52,769	185,517

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of March 31, 2021, and results of operations and cash flows for the three months ended March 31, 2020 and 2021. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2020 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2020. Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that revenue recognition, valuation of preferred shares and share-based awards, amortization of intangible assets, allowance for doubtful accounts, valuation of certain debt and equity securities investments, impairment assessment of long-lived assets and consolidation of VIEs that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(b)	Use of estimates (continued)

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs and the VIE’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIEs. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands, BVI and U.S. is the United States dollar (“US$”). The functional currency of the Group’s PRC subsidiaries and consolidated VIEs is RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange gains or losses.

The financial statements of the Group’s entities using functional currency other than RMB are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at period-end exchange rates at each balance sheet date, while income and expense items are translated at average exchange rates prevailing during the period, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income (loss) on the consolidated financial statements.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(e)	Convenience translation

The United States dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5518 on March 31, 2021, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2021, or at any other rate.

(f)	Fair value of financial instruments

Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2021
	Level 1	Level 2	Level 3	Balance at fair value
Short-term investments	—	—	1,644,863	1,644,863
Available-for-sale debt securities	—	—	6,000	6,000

	As of December 31, 2020
	Level 1	Level 2	Level 3	Balance at fair value
Short-term investments	—	—	917,447	917,447
Available-for-sale debt securities	—	—	6,000	6,000

As of December 31, 2020 and March 31, 2021, the fair value change of the available-for-sales debt securities is not material, no unrealized gains or losses were recognized.

The following table provides information about the reconciliation of the Level 3 fair value measurement of short-term investments using significant unobservable inputs for the periods indicated:

	Three months ended March 31,
	2020	2021
Balance at the beginning of the period	577,073	917,447
Total gain for the period
included in earnings	2,125	14,039
Purchase and sales
Purchases	1,816,350	4,037,670
Sales	(2,025,468)	(3,324,293)

Balance at the end of the period	370,080	1,644,863

The significant unobservable inputs as of March 31, 2021 were expected rate of return ranging from 1.15% to 5.00% per annum. The weighted average of expected rate of return as of March 31, 2021 was 3.58%.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(f)	Fair value of financial instruments (continued)

Assets and liabilities measured at fair value on a non-recurring basis

The equity securities without readily determinable fair value are measured at fair value on a non-recurring basis. The following is a summary of unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of equity securities without readily determinable fair value held for the three months ended March 31, 2020 and 2021 based on the observable price in an orderly transaction for similar security of the same issuers:

	Three months ended March 31,
	2020	2021
Upward adjustments	11,333	22,620
Downward adjustments (including impairment)	—	—

Total unrealized gain	11,333	22,620

The following table summarizes information about the significant unobservable inputs used in the valuation for the equity securities without readily determinable fair value for the three months ended March 31, 2020 and 2021:

	Three months ended March 31
	2020	2021
Expected volatility	44.0%	46.6%
Initial public offering probability	45.0%	50.0%

The Group did not record any realized gains or losses for the Group’s equity securities without readily determinable fair value measured at fair value on a non-recurring basis as of December 31, 2020 and March 31, 2021.

The following table summarizes the total carrying value of the Group’s equity securities without readily determinable fair value measured at fair value on a non-recurring basis held as of December 31, 2020 and March 31, 2021 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of
	December 31, 2020	March 31, 2021
Initial cost basis	172,759	173,001
Upward adjustments	42,398	65,017
Downward adjustments (including impairment)	(3,309)	(3,309)

Total carrying value at the end of the period	211,848	234,709

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(g)	Intangible assets, net

(i)	Licensed copyrights

The Group purchases various types of licensed copyrights from copyright owners (licensor) to meet the needs of the online audio business. The licensed copyrights of audio content are recorded in intangible assets. Intangible assets are measured at cost minus accumulative amortization and impairment loss, if any in accordance with ASC topic 350, Intangibles-Goodwill and Other (“ASC 350”).

The Group monetizes the licensed copyrights through either selling audio contents to paid users on album by album basis (“Sales Model” i.e. paid on-demand listening services) or through paid membership programs (“Membership Subscription Model”). Some audios are also offered to users for free for the purpose of attracting traffic to access the Group’s platform.

Fixed or minimum guaranteed license fee (“Fixed License Fee”) to licensor are capitalized as intangible assets when the Group obtains control of the licensed copyrights which is normally upon receipt of the licensed contents. If control of the licensed contents has not been obtained when the payment is made, the payment is recorded as a prepayment in other non-current assets in the consolidated balance sheets. Such capitalized intangible assets is amortized according to the pattern in which the economic benefits of the intangible asset are consumed. For licensed contents with monetization strategy under Sales Model, the Fixed License Fee is amortized according to revenue generating pattern of the licensed contents; for licensed contents with monetization strategy under Membership Subscription Model, the Fixed License Fee is amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents. For licensed contents used to produce audios for free, the Fixed License Fee is amortized on straight-line over the shorter of license period and expected useful lives of the licensed contents.

Under certain license agreements, the Group also pays variable fees to licensors based on sharing percentage of revenue from that licensed contents (“Revenue Sharing Fee”). For licensed contents with monetization strategy under Sales Model, the Revenue Sharing Fee is recorded as cost of revenue in the pattern that consistent with the revenue generating pattern; for licensed contents with monetization strategy under Membership Subscription Model, the Revenue Sharing Fee is recorded in cost of revenue as incurred. There is no Revenue Sharing Fee incurred for licensed contents used to produce audios for free.

Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections (“ASC 250”).

(ii)	Libraries

The Group also entered into license agreements where the Group obtains right to the library of the licensor which mainly contains vast number of books and the Group can produce audios from the content of any book from the library during the contract period. The future monetization strategy for each individual audio to be produced is not decided when the Group obtains the right to the library. Fixed License Fee is capitalized as intangible assets when the Group has access to the library and is amortized on a straight-line basis over the contract period; the Revenue Sharing Fee is recorded in cost of revenue as incurred.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(g)	Intangible assets, net (continued)

(iii)	Other intangible assets

Other intangible assets including broadcasting license and software purchased from third parties are initially recorded at cost and are amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Licensed copyrights	1 to 10 years
Libraries	7 to 20 years
Others	1 to 10 years

(iv)	Impairment of licensed copyrights and libraries

Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the licensed copyrights with monetization strategy under Sales Model, the recoverable amount is determined by estimating the expected cash flows generated from sales of the audio contents as each licensed copyright can generate cash flow independently of the cash flow from other licensed copyrights. While for the licensed copyrights with monetization strategy under Membership Subscription Model, including those are for free to users, those intangible assets are grouped together, and the recoverable amount is determined by estimating the expected cash flows generated from membership subscription and advertising of the Group.

When the intangible asset is tested for recoverability, the amortization estimates and method will also be reviewed.

(h)	Revenue recognition

The following is a description of principal activities of the Group from which the Group generates its revenue.

(i)	Subscription

(i-1) Membership subscription

The Group offers membership subscription which provides subscribing members unlimited streaming and downloading of albums with the “VIP” mark in exchange for a nonrefundable upfront membership fee. Membership periods range from one month to twelve months and in certain promotion or renew situation, the membership periods would be extended to three years. The membership subscription is required to pay cash in advance and is not subject to refund. The receipt of membership fees is initially recorded as a contract liability and revenue is recognized ratably over the membership period as services are rendered. When membership is sold through designated distributors to end users, the distributors are considered agent of the Group.

Membership subscriptions are sometimes bundled with some other goods and services, such as hardware, and sold as a package at a discounted price to the customer. In determining whether membership and other

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(h)	Revenue recognition (continued)

(i)	Subscription (continued)

goods and services are distinct performance obligations, the Group considers the following factors: whether these products and services are often sold separately, the nature of these performance obligations, and the inter-dependency among these performance obligations. The Group has concluded that membership subscription and other goods and services included in bundled-sale contracts with multiple performance obligations are distinct. Transaction price is allocated to the membership and other goods and services according to their relative stand-alone selling price (“SSP”).

In addition, the Group enters into joint membership programs with other platforms. Users who subscribe for the joint membership can get membership from the Group and from the other platform at the same time. The transaction is considered as two distinct performance obligations, one is to sell the Group’s membership and the other one is to provide agency service to other platforms to sell their memberships from accounting perspective. For the sales of the Group’s membership, the Group is the principal for providing its own membership subscription to the users. For the agency service, the Group is an agent to other platform and earns commission income. The revenue amount recognized is based on their relative SSP. The commission service provided by the other platform to the Group is recognized as contract acquisition cost and is recorded in sales and marketing expenses immediately as the contract period is less than one year.

The above-mentioned SSP is the price at which the Group would sell a promised product or service separately to a customer. The Group determines SSP for each distinct performance obligation by reference to its overall pricing objectives and observable prices of products or services sold or priced separately on the market. The SSP of membership subscription is determined by reference to the fee of membership subscription that the Group sells separately for the same membership period. Similarly, the SSP for hardware of a bundled sale is by reference to selling price when hardware is sold individually. The SSP of agency service is determined by reference to service fees that would have been charged if membership subscription is sold through third-party agents. Price allocation to each distinct performance obligation is also reflecting the discount to the total contractual considerations proportionally based on its SSP.

The price of the membership is recognized ratably over the membership period. The price of the other goods or services is recognized upon the delivery of goods or performance of the services. The price of commission income is recognized as other revenue when the membership of the other platform is sold by the Group.

(i-2)	Paid on-demand listening services

The Group sells paid albums to customers through the Group’s platform or the distributors designated by the Group. The customers can either stream the paid album online or download and listen offline. The purchase of paid album is required to pay cash in advance and could be refund with 7 or 14 days after purchase if the customer has only streamed/downloaded a number of episodes below the maximum number allowed under the return policy (usually ranging from 2 to 5 episodes).

The content of the paid albums (“Content”, which is available for download) and the on-line streaming service (“Streaming”) are considered as two distinct performance obligations. The Group uses a cost-plus margin method to estimate the SSP for Content of a Paid Album and Streaming as there is no directly observable SSP for the two separately. The transaction price allocated to the Content is recognized as revenue once the Content becomes available to the customers for download while the transaction price

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(h)	Revenue recognition (continued)

(i)	Subscription (continued)

allocated to Streaming service is recognized as revenue over the expected streaming period of the album in a manner that is most depictive of the pattern of how the service is transferred to the customer (e.g. customer’s usage pattern of the streaming service), which may differ depending on the Content’s nature/category. A paid album usually includes multiple episodes which are made available to customers when they make the purchase, or by instalment according to estimated schedule (e.g. one or two new episodes per week within 3 months). The transaction price attributable to the undelivered episodes is recorded as a contract liability. For the three months ended March 31, 2020 and 2021, the revenue related to the streaming service was not material.

(ii)	Advertising

The Group generates advertising revenues from provision of online advertising. Advertisements on the Group’s platforms are generally charged on the basis of the number of thousand-impressions during the period of display, and advertising contracts are signed to specify the type of advertising services, pricing, insertion dates and number of impressions in a stated period. The display advertising revenues are recognized based on number of qualified displays upon occurrence of display (output method) as it provides a faithful depiction of the service transfer pattern. The display advertising services are billed upon the completion of such services.

The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

The Group also enters into cost per action (e.g., users click on links) advertising arrangements with customers, under which the Group recognizes revenues based on the number of actions completed resulted from the advertisements. The cost per action advertising services are required to pay cash in advance.

The Group has been engaged in certain advertising barter transactions, which primarily involved noncash exchanges of advertising services rendered by the Group for advertising and promotional benefits provided by the counterparties which are mainly comprised of third-party retailers and online platforms. With the barter transactions, the Group monetizes its advertising spots to provide the third-party counterparties a channel to promote their businesses while the counterparties are effectively monetizing their advertising spots for promoting the Group’s business. The Group determines whether a barter transaction has commercial substance based on its assessment of whether the Group’s future cash flows is expected to change as a result of such contract. The Group measures the noncash consideration at contract inception at fair value based on the standalone selling price of the advertising services received from the counterparties. When the standalone selling price of advertising services provided is more reliable than the price of advertising service received, the Company uses the standalone selling price of advertising services provided as a surrogate of the standalone selling price of advertising services received.

The advertising revenues from barter transaction are recognized at gross as the service is transferred with a corresponding advertising expenses for the services received. For the three months ended March 31, 2020

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(h)	Revenue recognition (continued)

(ii)	Advertising (continued)

and 2021, revenue from rendering advertising services in exchange for non-cash consideration was RMB8,323 and RMB21,536, respectively. For the three months ended March 31, 2020 and 2021, the advertising expense for the services received from the counterparties was RMB22,021 and RMB21,536, respectively. As of December 31, 2020 and March 31, 2021, the obligation of providing advertising services has been fulfilled by both third-party counterparties and the Group.

(iii)	Live streaming

The Group operates a live streaming platform, which enable broadcasters and users to interact with each other during live streaming. Users can access the platforms and listen to the broadcasters’ show for free. Users can purchase virtual currency and use the virtual currency in the platform to acquire consumable virtual gifts to be presented to hosts to show their support, or time-based virtual items, which enables users to enjoy additional functions for a specified time period. The Group generates revenue mainly from sales of consumable virtual gifts in the platform. The Group and broadcasters share the considerations of virtual gifts based on some compensation mechanism designed by the Group. The purchase of virtual gifts is required to pay cash in advance and is not subject to refund.

The Group designs, creates and offers various virtual gifts for sales to users with pre-determined selling price, monitors the content of live streaming and determines the compensation mechanism for the broadcasters. Therefore, revenues derived from the sale of virtual gifts are recorded on a gross basis (i.e. at the amount that the users pay for the virtual gifts) as the Group acts as the principal in the transaction. Compensations to broadcasters represent costs incurred from services provided by the broadcasters and are recognized as cost of revenues. Revenue from the sale of consumable virtual gifts is recognized when presented to the host or showed in the live streaming room by the user, or, in the case of time-based virtual items, recognized over the validity period ranging from 1 to 30 days during which each virtual item is made available to the user. Virtual currency sold but not yet consumed by the users is recorded as a contract liability. For the three months ended March 31, 2020 and 2021, the revenue related to the time-based virtual items was not material.

In certain instances, broadcasters send virtual currency to users in broadcasting rooms for interaction with users and increase of their popularity. The virtual currency sent by the broadcaster is purchased by the broadcaster in cash. As such, cash received from the virtual currency sent to users is deferred until users use it to purchase virtual gifts in the future which is accounted for as a reduction in cost of revenues. For the three months ended March 31, 2020 and 2021, the amounts recorded as a reduction in cost of revenues was RMB2,989 and RMB1,094, respectively.

The Group also offers noble membership that include combinations of virtual currency and exclusive privileges, which are generally capable of being distinct and accounted for as separate performance obligations. As the Group does not sell the privilege separately, the Group determines the SSP based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For the three months ended March 31, 2020 and 2021, the noble membership program was not material.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(h)	Revenue recognition (continued)

(iv)	Education services

The Group generates education services revenue mainly from providing learning services focusing on quality-oriented education for users aged 0-12 years, topic-specific boot camps and vocational training, as well as training programs designed for businesses to provide workplace and skillset training. The accounting policy of revenue recognition for education services is same as the revenue recognition for paid-on demand listening services due to same sales model.

(v)	Other innovative products and services

The Group also generates revenue from other innovative products and services, mainly including the sales of smart devices and other cultural and creative products, through direct sales or distributors. When the smart devices is sold through distributors to the end users, the distributor is the principal for selling smart devices to end users as it is the primary obligor of the smart devices and bears significant inventory risk. The Group bills and recognizes revenue generated from sales of smart devices net of discounts and return allowance when the smart devices are delivered and control passes to customers. The Group offers a standard product warranty of one year that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the three months ended March 31, 2020 and 2021. The revenue generated from other innovative products is recognized when control of products is passed to customers.

Practical Expedients

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the three months ended March 31, 2020 and 2021, no incremental contract obtaining cost was capitalized as assets due to short term of the amortization period.

(i)	Contract liabilities

Contract liabilities are mainly comprised of payment received for membership subscription, unsatisfied performance obligation related to paid on-demand listening services and virtual currency or redemption code for which the corresponding service have not been provided to customers.

The Group sells virtual currency with no expiration date to customers which can be used to acquire the subscription, live streaming and education services from the Group and redemption code with validity period ranging from 1 to 3 years to customers which can be used to acquire the subscription and education services from the Group. The virtual currency and redemption codes are non-refundable.

The unconsumed virtual currencies and unredeemed redemption codes are recognized as current contract liabilities as the consumption is under the control of the customers. The non-current contract liabilities are related to membership subscription of remaining period of more than one year.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(i)	Contract liabilities (continued)

If a customer pays consideration before the Group transfers a good or service to the customer, the Group presents the consideration as a contract liability when the payment is received. The contract liabilities are recognized as revenue as or when the services are rendered or goods are transferred to customers.

Breakage of virtual currency and redemption codes which are not expected to be consumed or redeemed before expiration is estimated on an annual basis and includes significant assumptions such as historical breakage trends and internal company forecasts. The Group recognizes estimated breakage of contract liabilities as revenue in proportion to the patterns of revenue recognized for contract liabilities.

For the three months ended March 31, 2020 and 2021, the additions to the contract liabilities balance were primarily due to cash payments received or due in advance of satisfying the performance obligations, while the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the performance obligations, both of which were in the ordinary course of business. During the three months ended March 31, 2020 and 2021, RMB207,421 and RMB285,208 of revenues recognized were included in the contract liabilities balance at the beginning of the year, respectively.

As of March 31, 2021, the aggregate amount of transaction price allocated to our unsatisfied performance obligations is RMB402,206, which includes contract liabilities balances and amounts to be recognized as revenue in future periods. The Group expect to recognize a significant majority of the balance as revenue over the next 12 months, and the remainder thereafter.

(j)	Share-based compensation

The Group follows ASC 718, Compensation—Stock Compensation, to determine whether a share award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and management classified as equity awards are recognized in the financial statements based on their grant date fair values.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the share based awards that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. The Group recognizes the effect of forfeitures in compensation costs when they occur. For the share-based awards granted by the Founders to the Group’s employees or non-employees for the services provided or to be provided to the Group, the compensation expense of these awards is pushed down to the Group.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the canceled award (“modified awards’’). Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition has been achieved. For the modification from improbable-to-probable, the incremental fair value is equal to the fair value of the modified awards (the value of the modified awards compared to its prior zero value) and the

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(j)	Share-based compensation (continued)

incremental compensation cost is recognized over the remaining requisite service period, if any. For the modification from improbable-to-improbable, the Group will recognize compensation cost equal to the fair value of the awards at the modification date when the Group determines it is probable the employees will vest in the modified awards.

(k)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level. The CODM does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Key revenues streams are as below:

	Three months ended March 31,
	2020	2021
Subscription:
Membership subscription	243,447	429,057
Paid on-demand listening services	150,509	86,485

Total subscription revenue	393,956	515,542
Advertising	100,812	265,713
Live streaming	147,470	189,974
Education services	25,179	149,835
Other innovative products and services	31,858	34,166

Total	699,275	1,155,230

(l)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards not yet adopted by the Group

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Significant Accounting Policies (continued)

(l)	Recently issued accounting pronouncements (continued)

New and amended standards not yet adopted by the Group (continued)

term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. The standard is effective for the Company in the fiscal years beginning after December 15, 2021 and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. The Group will assess the impact of the adoption of the new lease standard before the effective date.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for the Company in the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Group will assess the impact of the adoption of the new standard before the effective date.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company in fiscal years beginning after December 15, 2021, and interim periods within the fiscal years beginning after December 15, 2022, with early adoption permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group will assess the impact of the adoption of the new standard before the effective date.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company in the fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group will assess the impact of the adoption of the new standard before the effective date.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. ASU 2020-06 is effective for the Company in the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Group will assess the impact of the adoption of the new standard before the effective date.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Cash and cash equivalents

The following table sets forth a breakdown of cash and cash equivalents by currency denomination as of December 31, 2020 and March 31, 2021:

	As of
	December 31, 2020		March 31, 2021
	Amount	RMB	Amount	RMB
		equivalent		equivalent
RMB	99,636	99,636	437,923	437,923
US$	161,225	1,051,976	8,531	56,057
Others		254		1,169

Total		1,151,866		495,149

4.	Accounts receivable, net

	As of
	December 31, 2020	March 31, 2021
Receivables from customers	359,270	333,571
Receivables from iOS online payment agency	40,592	29,215

Accounts receivable	399,862	362,786
Less: allowance for doubtful accounts	(15,199)	(16,258)

Accounts receivable, net	384,663	346,528

The following table presents movement of the allowance for doubtful accounts:

	Three months ended March 31,
	2020	2021
Balance at the beginning of the period	(11,346)	(15,199)
Provisions	—	(1,059)

Balance at the end of the period	(11,346)	(16,258)

5.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of
	December 31, 2020	March 31, 2021
Deposits for marketing, rental and others	22,252	24,683
Prepaid marketing expense	5,008	19,675
Value-added tax (“VAT”) recoverable (a)	6,771	8,330
Prepaid rental expenses	2,195	3,121
Others	29,169	34,334

Total	65,395	90,143

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Prepayments and other current assets (continued)

(a)	VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

6.	Long-term investments

	As of
	December 31, 2020	March 31, 2021
Equity method investments (a)	357,146	387,469
Equity securities without readily determinable fair values (Note 2(f))	211,848	234,709
Available-for-sales debt securities	6,000	6,000

Total	574,994	628,178

(a)	Equity method investments

	Three months ended March 31,
	2020	2021
Balance at the beginning of the period	315,465	357,146
Addition	—	30,960
Share of results of investees	6,624	(309)
Dividend received	(109)	(328)

Balance at the end of the period	321,980	387,469

The equity method investments mainly included equity interest in investment fund partnerships as a limited partnership over which the Company does not have control but has more than minor interests. These funds focus on exploring opportunities and making investments in companies that primarily engage in internet content business in China.

7.	Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31, 2020	March 31, 2021
Cost:
Servers and computers	223,143	232,696
Leasehold improvements	61,428	61,802
Building	18,360	18,360
Office equipment	14,461	15,670
Vehicles	344	1,262

Total cost	317,736	329,790
Less: accumulated depreciation	(129,756)	(147,890)

Property and equipment, net	187,980	181,900

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Property and equipment, net (continued)

Depreciation expense recognized for the three months ended March 31, 2020 and 2021 are summarized as follows:

	Three months ended March 31,
	2020	2021
Cost of revenues	379	984
Research and development expenses	9,023	10,695
Sales and marketing expenses	1,150	2,655
General and administrative expenses	1,534	4,045

Total	12,086	18,379

8.	Intangible assets, net

Intangible assets subject to amortization consists of the following:

	As of
	December 31, 2020	March 31, 2021
Cost:
Licensed copyrights	1,008,324	1,119,787
Libraries	74,067	74,067
Others	32,517	33,211

Total cost	1,114,908	1,227,065
Less: accumulated amortization
Licensed copyrights	(573,016)	(645,438)
Libraries	(29,297)	(30,683)
Others	(8,056)	(9,274)

Total accumulated amortization	(610,369)	(685,395)

Intangible assets, net	504,539	541,670

Amortization expense recognized for three months ended March 31, 2020 and 2021 are summarized as follows:

	Three Months ended March 31,
	2020	2021
Cost of revenues	48,096	73,230
General and administrative expenses	1,345	1,796

Total	49,441	75,026

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	Intangible assets, net (continued)

As of March 31, 2021, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the year ending December 31,
Remainder of 2021	151,033
2022	156,744
2023	114,187
2024	47,877
2025 and thereafter	71,829

Total	541,670

9.	Other non-current assets

Other non-current assets consist of the following:

	As of
	December 31, 2020	March 31, 2021
Prepayments for licensed copyrights	32,733	35,092
Deposits for rental and others	15,009	12,597
Prepaid marketing expense	2,522	3,058
Prepayments for property and equipment	3,513	2,661
Others	3,444	8,655

Total	57,221	62,063

10.	Accounts payable

	As of
	December 31, 2020	March 31, 2021
Payables for revenue sharing fee	348,436	387,413
Payables for marketing expense	227,973	264,257
Payables for licensed copyrights	178,558	185,008
Payables for property and equipment	52,168	4,542
Others	74,553	56,896

Total	881,688	898,116

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Contract liabilities

	As of
	December 31, 2020	March 31, 2021
Contract liabilities, current:
Subscription	431,141	394,022
Redemption code	102,900	103,012
Virtual currency	80,667	82,002
Advertising	31,264	29,311
Live streaming	18,590	18,926
Other innovative products and services	9,043	25,801

Total	673,605	653,074

Contract liabilities, non-current:
Subscription	39,135	27,665

12.	Accrued expenses and other current liabilities

	As of
	December 31, 2020	March 31, 2021
Deposits from advertisers and others	18,945	19,156
Accrued lease expense	10,822	11,151
Accrued settlement expense (Note 21(c))	36,983	428
Others	36,387	27,133

Total	103,137	57,868

13.	Other non-current liabilities

	As of
	December 31, 2020	March 31, 2021
Long-term payables for license copyrights (a)	38,441	38,094
Government grants	9,173	16,555

Total	47,614	54,649

(a)	Long-term payables for license copyrights

	As of
	December 31, 2020	March 31, 2021
Long-term payables for license copyrights	40,630	40,135
Less: current portion recorded in accounts payable	(2,189)	(2,041)

Total	38,441	38,094

The Group obtained a 10-year copyright license agreement by installment payment in May 2019. The interest expense associated with the financing component was RMB518 and RMB496 for the three months ended March 31, 2020 and 2021, respectively. The installment payment made was classified as financing activities in the consolidated statement of cash flows.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Other non-current liabilities (continued)

According to the repayment schedules, future instalment payments under the above copyright license agreement as of March 31, 2021 are as follows:

For the year ending December 31,
Remainder of 2021	1,694
2022	2,401
2023	3,974
2024	4,174
2025 and thereafter	27,892

Total	40,135

14.	Convertible redeemable preferred shares

As of January 1, 2021, 2,161,425 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), 88,870,096 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”), 10,631,112 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”), 14,727,852 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”) and 82,915,310 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”) were issued and outstanding.

In the first quarter of 2021, the Company issued 8,290,649 Series E-3 Preferred Shares (the same as Series E Preferred Shares above) with an aggregate purchase price of US$90,000 (equivalent to RMB582,612) to the Founders and certain other investors. Among the total purchase consideration, consideration of US$5,000 was received in December 2020 and recorded as advance payment from subscription of convertible redeemable preferred shares as of December 31, 2020, and consideration of US$85,000 (equivalent to RMB550,325) was received in the first quarter of 2021. As the purchase price is lower than the fair value of US$109,002 (equivalent to RMB705,638), the difference between the purchase price and fair value amounted to US$2,834 (equivalent to RMB18,377) related to Series E Preferred Shares subscribed by the Founders was recorded as shared-based compensation expenses in general and administrative expenses and the difference between the purchase price and fair value amounted to US$16,168 (equivalent to RMB104,649) related to Series E Preferred Shares subscribed by other investors was recoded as deemed dividends to preferred shareholders in accumulated deficit for the three months ended March 31, 2021.

The above-mentioned Series A, Series B, Series C, Series D and Series E Preferred Shares are collectively referred as the “Preferred Shares”.

The key terms of the Preferred Shares issued by the Company are as follows:

Dividend rights

When, and if approved by the majority preferred shareholders, the Company shall pay dividends to all the Shareholders in proportion to the number of fully paid Shares held by such Shareholder on an as-converted basis.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Convertible redeemable preferred shares (continued)

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Liquidation preference

In the event of any liquidation (including deemed liquidation, such as change in control, etc.), dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall, by reason of the shareholders’ ownership of the shares, be distributed as follows:

First, the holders of the Preferred Shares shall be entitled to receive for each outstanding Preferred Share held and fully paid, as applicable, the amount equal to one hundred percent (100%) of the applicable Preferred Share’s purchase price, plus all accrued but unpaid dividends on such Preferred Shares. If the related assets and funds are insufficient for the full payment to such holders of the such Preferred Shares, then the entire assets and funds legally available for distribution shall be distributed ratably among such holders in proportion.

Upon the liquidation, in order of preference, first to the holders of Series E-4 Preferred Shares, then to the holders of Series E-3, E-2, E-1, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares.

Second, if there are any assets or funds remaining after the aggregate amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds legally available for distribution shall be distributed ratably among all the Shareholders in proportion to the number of Shares held by them (calculated on an as converted to ordinary shares basis).

A Deemed Liquidation Event shall be deemed to be any change of control event such as a merger and acquisition, reorganization of the Company, a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company or the exclusive, irrevocable licensing of all or substantially all of any Group Company’s intellectual property to a third party. Any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the liquidation preference above.

Redemption right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) December 31, 2022 (Series E and D preferred shareholders) or December 31, 2021 (Series C, B and A preferred shareholders) or, if no Qualified IPO has been consummated prior to such date, (b) any material adverse impact on the business operation of the Company or the IPO due to material violation of any laws or regulations, (c) any material breach of any transaction document by any founder or any Group Company, (d) any material default under any of the control documents or the occurrence of any other event that results in the Company being incapable of consolidating the financial results of the VIE, or (d) any holders of any other class or series of shares elects to exercise its redemption rights.

A Qualified IPO is defined as an IPO consummated on or prior to December 31, 2022 on the New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Convertible redeemable preferred shares (continued)

Redemption right (continued)

Exchange or such other reputable stock exchange approved by the Board with an implied pre-money valuation of (i) the Post-Series E-3 Valuation plus an interest calculated at the annual rate of 15% compounded annually and accrued for the period from the Series E-3 Closing to the date of the IPO, or (ii) such other amount as approved by the Majority Preferred Shareholders. If the event of a qualified IPO were to occur on March 31, 2021, the actual pre-money valuation would have been US$3.89 billion.

The redemption price for each fully paid Preferred Share (other than the unpaid shares) shall be equal to one hundred (100%) of the Preferred Share’s purchase price, plus an annual compounded interest rate of 8% accrued for the period from the Preferred Share’s deemed issue date up to and until the date when such Preferred Share is redeemed, plus all declared but unpaid dividends.

Upon the redemption, in order of preference, first to the holders of Series E-4 Preferred Shares, then to the holders of Series E-3, E-2, E-1, D, C and B Preferred Shares, and last to the holders of Series A Preferred Shares.

Conversion rights

Each Preferred Share shall be convertible into such number of fully and non-assessable ordinary shares at the Preferred Share-to-ordinary share conversion ratio equal to Preferred Share Purchase Price divided by the then-effective Conversion Price (as defined below) for such Preferred Share. The Conversion Price for each Preferred Share shall initially be the applicable Preferred Share purchase price for such Preferred Share, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time.

Each Preferred Share may, at the option of the holders thereof, be converted at any time after the date of issuance of such Preferred Shares into ordinary shares based on the then-effective applicable Conversion Price.

In addition, each Preferred Shares shall automatically be converted into ordinary shares based on the then-effective applicable Conversion Price for such Preferred Share in effect at the time immediately upon the closing of a Qualified IPO.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Accounting of Preferred Shares

The Company classifies the Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date or are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the three months ended March 31, 2021, the issuance costs were immaterial.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Convertible redeemable preferred shares (continued)

Accounting of Preferred Shares (continued)

The Company concluded that the Preferred Shares are not currently redeemable, but are probable of becoming redeemable based on passage of time. For each reporting period, the Company recorded accretions on the Series B, C, D and E Preferred Shares to the respective redemption value by using the interest method from the issuance dates to the earliest redemption dates. The Company concluded that there is no accretion to be recognized for Series A and certain Series E Preferred Shares for the three months ended March 31, 2020 and 2021 because their carrying amount is greater than the redemption value. Therefore, no adjustment will be made to the carrying amount of the Series A and certain Series E Preferred Shares until the redemption amount exceeds the carrying amount.

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB119,287 and RMB164,680 for the three months ended March 31, 2020 and 2021, respectively.

The redemption amount of the Series A, B, C, D and E Preferred Shares was RMB5,234, RMB1,868,825, RMB303,010, RMB851,119 and RMB6,624,724 as of March 31, 2021, respectively. The difference between the redemption amount and the carrying amount of Series B, C and D Preferred Shares was caused by the impact of the modification.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Convertible redeemable preferred shares (continued)

Accounting of Preferred Shares (continued)

The Company’s convertible redeemable preferred shares activities for the three months ended March 31, 2020 and 2021 are summarized below:

	Series A		Series B		Series C		Series D		Series E		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2020	2,161,425	20,277	88,870,096	1,668,862	10,631,112	275,036	14,727,852	773,237	49,107,906	3,296,861	6,034,273
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	35,795	—	5,353	—	14,951	—	63,188	119,287

Balances as of March 31, 2020	2,161,425	20,277	88,870,096	1,704,657	10,631,112	280,389	14,727,852	788,188	49,107,906	3,360,049	6,153,560

Balances as of January 1, 2021	2,161,425	20,277	88,870,096	1,817,822	10,631,112	297,208	14,727,852	835,149	82,915,310	5,994,706	8,965,162
Issuance of Series E-3 Preferred Shares	—	—	—	—	—	—	—	—	8,290,649	705,638	705,638
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	38,732	—	5,720	—	15,970	—	104,258	164,680

Balances as of March 31, 2021	2,161,425	20,277	88,870,096	1,856,554	10,631,112	302,928	14,727,852	851,119	91,205,959	6,804,602	9,835,480

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Redeemable non-controlling interests

Wonder Education Tech Limited (“Wonder Education Holding”) was set up in 2020 to hold the Company’s education service business and was a wholly owned subsidiary of the Company. For the future development strategy purpose, the Company conducted the following equity transactions and after the transactions, the Company holds 52% of total equity interest of Wonder Education Holding and maintains control over Wonder Education Holding on as-if-converted basis:

1.

Wonder Education Holding issued new ordinary shares to the senior management of the Company with cash consideration of US$770 (equivalent to RMB5,059) received in the first quarter of 2021 which represents 3% of total equity interest of Wonder Education Holding.

2.

Wonder Education Holding raised new financing for the amount of US$13,916 (equivalent to RMB90,990) by issuing 40,501,300 convertible redeemable preferred shares to other investors including the Founders, senior managements of the Company and certain existing preferred shareholders of the Company representing 45% of total equity interest of Wonder Education Holding on as-if-converted basis. Among the 40,501,300 convertible redeemable preferred shares, 8,526,589 shares were sold by the Company for the cash consideration of US$1,766 (equivalent to RMB11,461) in the first quarter of 2021. The remaining 31,974,711 shares were issued for the cash consideration of US12,150 (equivalent to RMB79,529) received in April 2021.

The above transaction with the Founders, senior managements of the Company did not result in additional share-based compensation expense.

On April 1, 2021, 7,000,000 ordinary shares of Wonder Education Holding held by the Company was granted to employees of Wonder Education Holding, subject to a four-year vesting schedule, under which one fourth (1/4) vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. The relevant share-based compensation expense is recorded by Wonder Education Holding.

The above-mentioned convertible redeemable preferred shares are with liquidation preference and also are redeemable at the holders’ option under certain events (1) the qualified IPO has not been accomplished within 6 years upon the closing, or (2) any material breach of the transaction documents or the relevant laws and regulations, which are not solely within the control of Wonder Education Holding. Accordingly, such preferred shares held by the other investors are recorded and accounted for as redeemable non-controlling interests outside of permanent equity of the Company. Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income of Wonder Education Holding, or (2) the expected redemption value of 100% of those shares’ issue price plus interest at a simple rate of 8% per annum accruing from issue date to redemption date, plus any accrued but unpaid dividends.

The change in the carrying amount of redeemable non-controlling interests for the three months ended March 31, 2021 is as follows:

Three months ended March 31, 2021
Balance at the beginning of the period	—
Issuance of redeemable non-controlling interests	11,461
Accretion to redemption value of redeemable non-controlling interests	134

Balance at the end of the period	11,595

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Ordinary shares

The Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each. As of December 31, 2020 and March 31, 2021, the authorized ordinary shares are 254,007,958 shares, of which 86,154,070 shares were issued and outstanding.

17.	Series Angel preferred shares

As of December 31, 2020 and March 31, 2021, 24,577,820 Series Angel preferred shares were issued and outstanding. The holders of Series Angel preferred shares have the same rights as the ordinary shareholders except for the right of conversion to the ordinary shares. The Series Angel preferred shares can be converted into ordinary shares at any time at the option of the holders after the date of issuance, or automatically be converted into ordinary shares immediately upon the closing of a Qualified IPO, at conversion ratio of one-for-one. Accordingly, such Series Angel preferred shares are recorded in permanent equity.

18.	Share-based compensation

Legacy Plan

The Founders have had the Amended and Restated Employee Equity Incentive Plan (“Legacy Plan”) since March 4, 2019 to grant maximum 12,356,712 ordinary shares owned by them to the officers, directors, employees and consultants of the Company. The grants are controlled and managed at the discretion of the Founders The shares issued from exercise of options granted under the Legacy Plan will be transferred from shares belonged to the Founders.

Share options granted under the Legacy Plan are generally subject to a four-year vesting schedule, under which one fourth (1/4) vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. The vested options will be exercisable upon the Company completes an IPO. The options granted under the Legacy Plan have a contractual term of ten years from the date of grant. If an IPO is not achieved, a share option will lapse automatically upon the expiry of the contractual term.

In January 2020, the Founders approved an option modification to reduce exercise price for certain employees’ options and reduce their respective number of options granted. Other terms of the option granted remained unchanged. The modification from improbable to improbable resulted in a remeasurement for the modified awards based on fair value at the modification date. The modification resulted in an increase of total compensation cost by US$20,947 which is deferred due to exercisability upon an IPO condition is not probable to incur. In addition, at the same month, the Founders approved another option modification to remove the IPO condition of certain employee’s vested options, while their unvested options are still subject to the IPO condition to be exercisable. The modification from improbable to probable resulted in an immediate recognition of total compensation cost of RMB58,263 for these vested options based on the fair value at the modification date, which was pushed down from the Founders and was recorded in the consolidated statements of comprehensive loss for the three months ended March 31, 2020.

As the modified options were fully exercised in 2020, the remaining outstanding options continue to be unexercisable as of March 31, 2021 and prior to the Group completing an IPO. The awards are equity classified. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-based compensation (continued)

Legacy Plan (continued)

The following table summarizes the share options activity under the Legacy Plan for the three months ended March 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In Years	US$’000
Outstanding at January 1, 2021	8,611,989	0.90	5.10	78,894
Forfeited	(126,544)	1.76	—	—

Outstanding at March 31, 2021	8,485,445	0.89	4.85	119,965

Vested and expected to vest at March 31, 2021	8,485,445	0.89	4.85	119,965
Exercisable at March 31, 2021	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$15.03 at March 31, 2021.

As of March 31, 2021, there was US$32,342 (equivalent to RMB212,530) of unrecognized share-based compensation expenses related to share options granted by the Founders with a performance condition of an IPO, out of which US$32,093 (equivalent to RMB210,890) related to options for which the service condition had been met and are expected to be recognized upon occurrence of the IPO.

Global Plan

On July 22, 2019, the board of directors of the Company adopted the Company’s Employee Equity Incentive Plan (“Global Plan”) and reserved 15,211,970 ordinary shares for issuance under share options and restricted share units (“RSUs”) to be granted to the officers, directors, employees and consultants of the Company.

Share options granted under the Global Plan are generally subject to a four-year vesting schedule, under which the shares vest in four equal instalments over the four years. The vested options will be exercisable upon the Company completes an IPO. The options granted under the Global plan have a contractual term of ten years from the date of grant. If an IPO is not achieved, a share option will lapse automatically upon the expiry of the contractual term.

RSUs granted under the Global Plan are either fully vested upon the grant or vested after one year or vested over a period of four years of continuous services and the RSUs will be exercisable upon the Company completes an IPO.

The awards are equity classified. Cumulative share-based compensation expenses for the options and RSUs that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. No options or RSUs are exercisable as of March 31, 2021.

In March 2021, the board of directors of the Company approved the amended Global Plan and approved additional 16,677,016 share options, out of which i) 3,335,403 shares was granted to each of the Founders with an exercise price of US$6.5134 which will be fully vested upon the completion of a new round of qualified financing including the IPO, ii) 1,667,702 shares was reserved at an exercise price of US$6.5134,

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-based compensation (continued)

Global Plan (continued)

to be fully vested immediately upon the Company’s completion of the qualified financing and with other terms and conditions to be determined and administered at the sole discretion of one of the Founder; iii) 6,670,806 shares was granted to one of the Founders with an exercise price of US$6.5134, subject to a four-year vesting schedule in equal instalment from the completion date of a new round of qualified financing including the IPO, and iv) 1,667,702 shares was reserved at an exercise price of US$6.5134, subject to a four-year vesting schedule in equal instalment from the completion date of a new round of qualified financing including the IPO and with other terms and conditions to be determined and administered at the sole discretion of one of the Founders. All the 16,677,016 options shall be redeemed and cancelled by the Company for no consideration if the Company fails to complete the qualified financing by December 31, 2021.

The following table summarizes the share options activity under the Global Plan for the three months ended March 31, 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In Years	US$’000
Outstanding at January 1, 2021	3,789,667	4.97	8.45	19,320
Granted	14,748,112	6.51	—	—
Forfeited	(142,141)	4.86	—	—

Outstanding at March 31, 2021	18,395,638	6.20	9.63	162,336

Vested and expected to vest at March 31, 2021	18,395,638	6.20	9.63	162,336
Exercisable at March 31, 2021	—	—	—	—

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2021 was US$10.15. The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$15.03 at March 31, 2021.

As of March 31, 2021, there was US$163,821 (equivalent to RMB1,076,515) of unrecognized share-based compensation expenses related to share options granted with a performance condition of an IPO, out of which US$81,465 (equivalent to RMB535,330) related to options for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

The following table summarizes the RSUs activity under the Global Plan for the three months ended March 31, 2021:

	Number of shares	Weighted average grant date fair value
		US$
Non-vested at January 1, 2021	2,178,246	6.94
Granted	2,159,208	15.03
Forfeited	(21,335)	6.92

Non-vested at March 31, 2021	4,316,119	10.99

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-based compensation (continued)

Global Plan (continued)

As of March 31, 2021, there was US$47,419 (equivalent to RMB311,607) of unrecognized share-based compensation expenses related to RSUs granted with a performance condition of an IPO, out of which US$13,661 (equivalent to RMB89,771) related to RSUs for which the service condition had been met and are expected to be recognized upon occurrence of IPO.

2021 Plan

In March 2021, the board of directors of the Company approved 2021 Employee Equity Incentive Plan (“2021 Plan”), effective upon the completion of the IPO, in order to provide appropriate incentives to the relevant directors, executive officers and other employees of the Company and its affiliates. The maximum number of shares available for issuance pursuant to all awards under the 2021 Plan (the “Award Pool”) shall be an annual increase determined by the Board on or around the first day of each fiscal year of the Company during the term of this Plan commencing from the fiscal year beginning January 1, 2022, provided that the increase to the Award Pool in any fiscal year shall not exceed 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year.

Fair value of share options

The fair value of share options under the Legacy Plan and Global Plan was determined by the binomial option pricing model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

The assumptions used to estimate the fair value of the awards granted are as follows:

	Three months ended March 31,
	2020	2021
Expected volatility	51.85%-51.89%	50.73%
Risk-free interest rate	0.82%-0.87%	1.96%
Expected dividend yield	0%	0%
Contractual term	10 years	10 years
Expected forfeiture rate (post-vesting)	5%	5%
Fair value of the ordinary share on the date of option grant	US$7.85	US$15.03

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Related party transactions

In addition to the transactions related to convertible redeemable preferred shares and redeemable non-controlling interests as disclosed in Notes 14 and Note 15, the material transactions and balance amounts due to/from with related parties for the three months ended March 31, 2020 and 2021 and as of December 31, 2020 and March 31, 2021 were as follows:

Transaction amount with related parties	Three Months ended March 31,
	2020	2021
Advertising service provided to preferred shareholders	11,636	27,801
Cost of revenue sharing charged by preferred shareholders and affiliated companies for their licensed contents	10,802	20,233
Bandwidth cost charged by preferred shareholders	2,995	10,101
User acquisition cost charged by preferred shareholders	2,594	3,588
Short message service fee charged by preferred shareholders	313	1,680
Interest expense charged by a preferred shareholder (d)	4,613	—

Balance amount with related parties	As of
	December 31, 2020	March 31, 2021
Due from preferred shareholders (a)	25,730	19,963
Due from senior managements (b)	598	—

Due from related parties - current	26,328	19,963

Prepayments to preferred shareholders (c)	—	21,462

Due from senior managements – non-current (b)	3,234	—

Due to preferred shareholders (d)	42,228	24,235

(a)	It represented receivable for advertising service provided to a preferred shareholder, receivable for deposit to a preferred shareholder for user acquisition cost.

(b)	It represented loans to senior managements of the Group with no interest and the loan repayment period ranges from 1 year to 8 years.

(c)

It represented the prepayments to a preferred shareholder related to revenue sharing fee for its licensed copyright. In January 2021, the Group entered into an amendment of license agreement where the Group has obtained the right to the library of the licensor who is the preferred shareholder of the Group, under which the Group has to pay a revenue sharing fee at higher of (i) a pre-agreed fixed fee in each of 2021, 2022 and 2023 which is ranged from RMB85,000 to RMB122,400, and the fee for the years after 2023 will be further negotiated; or (ii) variable fee at an increased rate.

(d)	It included:

(1)	Payables to preferred shareholders related to revenue sharing fee for its licensed copyrights, bandwidth cost, short message service and user acquisition cost;

(2)	Interest expenses related to payables for repurchase of convertible redeemable preferred shares. The interest was charged with an interest rate of 6% per annum since July 1, 2019.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Basic and diluted net loss per share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. The computation of loss per share parties for the three months ended March 31, 2020 and 2021 as follows:

	Three months ended March 31,
	2020	2021
Numerator:
Net loss attributable to Ximalaya Inc.	(278,449)	(255,772)
Accretion on convertible redeemable preferred shares	(119,287)	(164,680)
Accretion on redeemable non-controlling interests	—	(134)
Deemed dividend to convertible redeemable preferred shareholders upon subscription of preferred shares	—	(104,649)
Net loss attributable to Series Angel preferred shares	88,281	116,580

Net loss attributable to ordinary shareholders-basic and diluted	(309,455)	(408,655)

Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding	86,154,070	86,154,070

Basic and diluted loss per share	(3.59)	(4.74)

All outstanding Preferred Shares of 165,498,391 and 203,430,649 and share-based awards including share options and restricted share units of 5,094,435 and 14,339,835 were excluded from the computation of diluted net loss per share for the three months ended March 31, 2020 and 2021, respectively, as their effects would be anti-dilutive.

XIMALAYA INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Commitments and contingencies

(a)	Operating lease commitments

The Group has entered into non-cancellable agreements with initial or remaining terms in excess of one year for the rental and property management fee of office premises and for the lease of office equipment. Total lease expenses under all operating leases was RMB10,312 and RMB15,266 for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, future minimum payments under non-cancellable operating leases for office rental, office equipment and property management fee of office premises consist of the following.

For the year ending December 31,	RMB
Remainder of 2021	40,995
2022	44,176
2023	42,090
2024	41,794
2025 and thereafter	9,399

Total	178,454

(b)	Purchase commitments

As of March 31, 2021, the purchase commitments related to the licensed copyrights was amounted to RMB425,985.

For the year ending December 31,	RMB
Remainder of 2021	98,481
2022	40,787
2023	40,787
2024	145,930
2025 and thereafter	100,000

Total	425,985

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. These claims are mainly related to allegation of copyright infringement. Based on the information available to the Company, it determined that it is probable to incur liabilities of RMB36,983 (out of which RMB35,000 was settled in the three months ended March 31, 2021) and RMB428 as of December 31, 2020 and March 31, 2021, respectively, which are recorded in “accrued expenses and other current liabilities”. Other than that, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreement filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and senior officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D and Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in any of these securities issuances.

Purchaser	Date of Issuance	Number of Securities	Class of Securities	Consideration
Xima Holding Limited	June 28, 2018	33,342,943	ordinary shares	Nominal
Touch Sound Limited	June 28, 2018	33,119,152	ordinary shares	Nominal
Sound Spread Limited	June 28, 2018	2,899,883	ordinary shares	Nominal
Audio World Limited	March 4, 2019	4,435,380	ordinary shares	US$196,625
Ximalaya Welfare Limited	December 13, 2019	12,356,712	ordinary shares	Nominal
Fly Sky Limited	March 4, 2019	1,922,938	Series Angel preferred shares	US$85,244
ZendaiRadio Limited	March 4, 2019	9,413,411	Series Angel preferred shares	US$417,295
Zendai Hima Investment Fund LP	March 4, 2019	13,241,471	Series Angel preferred shares	US$586,992
Xima Holdings Limited	March 4, 2019	1,026,677	Series A preferred shares	US$103

Purchaser	Date of Issuance	Number of Securities	Class of Securities	Consideration
Touch Sound Limited	March 4, 2019	1,026,677	Series A preferred shares	US$103
Sound Spread Limited	March 4, 2019	108,071	Series A preferred shares	US$11
Xima Holdings Limited	March 4, 2019	2,004,322	Series B-1 preferred shares	US$200
Touch Sound Limited	March 4, 2019	2,004,322	Series B-1 preferred shares	US$200
Audio World Limited	March 4, 2019	20,302	Series B-1 preferred shares	US$895
ZendaiRadio Limited	March 4, 2019	669	Series B-1 preferred shares	US$30
ZendaiFM LP	March 4, 2019	9,024,746	Series B-1 preferred shares	US$400,066
Kongzong Investment Limited	March 4, 2019	1,963,924	Series B-1 preferred shares	US$87,060
Cloudary Holdings Limited	March 4, 2019	7,514,056	Series B-1 preferred shares	RMB2,165,130
Shanghai Xing Chong Information Technology Partnership (Limited Partnership)	March 4, 2019	9,230,511	Series B-1 preferred shares	RMB2,659,716
Shanghai Ju Miao Information Technology Partnership (Limited Partnership)	March 4, 2019	13,328,504	Series B-1 preferred shares	RMB3,840,528
Shanghai Puchonghuaxi Information Technology Partnership (Limited Partnership)	March 4, 2019	21,924,360	Series B-1 preferred shares	RMB6,317,372
Shanghai Chuangsi Information Technology Partnership (Limited Partnership)	March 4, 2019	5,115,776	Series B-1 preferred shares	RMB1,474,051
Red Eagle Limited Partnership	December 30, 2020	4,385,610	Series B-1 preferred shares	US$194,413
Whales Splendor Investment Co., Ltd	May 19, 2020	722,507	Series B-1 preferred shares	RMB208,186
Shanghai Puchonghuaxi Information Technology Partnership (Limited Partnership)	May 19, 2020	727,729	Series B-1 preferred shares	RMB209,691
Tianjin Jinxing Venture Capital Co., Ltd.	May 19, 2020	10,902,758	Series B-2 preferred shares	RMB156,183,644
Bright Venture Capital Limited	March 4, 2019	1,153,472	Series C-1 preferred shares	US$51,133

Purchaser	Date of Issuance	Number of Securities		Class of Securities	Consideration
Shanghai Xing Chong Information Technology Partnership (Limited Partnership)	March 4, 2019	1,307,273		Series C-1 preferred shares		RMB376,683
Whales Splendor Investment Co., Ltd	May 19, 2020	3,508,885		Series C-1 preferred shares		RMB1,011,064
TAL Education Group	March 4, 2019	2,979,788		Series C-2 preferred shares		RMB65,000,000
Shanghai Chuangsi Information Technology Partnership (Limited Partnership)	March 4, 2019	1,681,694		Series C-2 preferred shares		RMB484,561
Xima Holdings Limited	December 3, 2018	793,035		Series D preferred shares	US$	88,851
Touch Sound Limited	December 3, 2018	793,035		Series D preferred shares	US$	88,851
Eternity Group Limited	March 4, 2019	4,531,648		Series D preferred shares		RMB200,000,000
Shanghai Xing Chong Information Technology Partnership (Limited Partnership)	March 4, 2019	2,718,988		Series D preferred shares		RMB120,000,000
Whales Splendor Investment Co., Ltd	May 19, 2020	1,812,660		Series D preferred shares		RMB80,000,000
Shanghai Youliang Investment Management Center (Limited Partnership)	March 4, 2019	1,132,913		Series D preferred shares		RMB50,000,000
Shanghai Jingjiang Information Technology Partnership (Limited Partnership)	March 4, 2019	1,812,660		Series D preferred shares		RMB80,000,000
Shanghai Chongdu Information Technology Partnership (Limited Partnership)	March 4, 2019	1,132,913		Series D preferred shares		RMB50,000,000
SIG Asia Fund IV, LLLP	June 26, 2019	594,960		Series E-1 preferred shares		36,363,636 Series A preferred shares of Ximalaya Holding (Cayman) Limited
Puhua Capital Ltd	March 4, 2019	1,062,428	(1)	Series E-2 preferred shares	US$	10,000,000
Light Fund Speed I Manager Ltd.	March 4, 2019	1,540,521		Series E-2 preferred shares	US$	14,500,000
Hermitage Galaxy Fund Spc	March 4, 2019	3,930,984	(2)	Series E-2 preferred shares	US$	37,000,000
ZendaiRadio Limited	March 4, 2019	1,381,157		Series E-2 preferred shares	US$	13,000,000

Purchaser	Date of Issuance	Number of Securities		Class of Securities	Consideration
Advantech Capital Investment VII Limited	March 4, 2019	3,187,284		Series E-2 preferred shares	US$	30,000,000
FinTrek China Industry Power Investment Fund Limited Partnership	March 4, 2019	2,124,857		Series E-2 preferred shares	US$	20,000,000
Grand Everlasting Limited Partnership	March 4, 2019	31,872,849	(3)	Series E-2 preferred shares	US$	300,000,000
Image Frame Investment (HK) Limited	March 4, 2019	14,873,996		Series E-2 preferred shares	US$	140,000,000
General Atlantic Singapore XMYA Pte. Ltd.	March 4, 2019	10,624,283		Series E-2 preferred shares	US$	100,000,000
Linden Audio Kingdom Limited	March 4, 2019	2,124,857	(4)	Series E-2 preferred shares	US$	20,000,000
TAL Education Group	March 4, 2019	2,656,071		Series E-2 preferred shares	US$	25,000,000
TALPOLY Limited Partnership	March 4, 2019	531,214	(5)	Series E-2 preferred shares	US$	5,000,000
Broad Street Equity Investments Europe Ltd	April 10, 2019	2,656,071		Series E-2 preferred shares	US$	25,000,000
China Internet Investment Fund LLP	August 31, 2020	4,249,713		Series E-2 preferred shares	US$	40,000,000
China Internet Investment Fund LLP	December 29, 2020	6,374,569		Series E-2 preferred shares	US$	60,000,000
Sony Music Entertainment	September 22, 2020	4,605,918		Series E-3 preferred shares	US$	50,000,000
Shenzhen Songhe Chengzhang Equity Investment Partnership (Limited Partnership)	September 22, 2020	1,381,775		Series E-3 preferred shares	US$	15,000,000
Advantech Capital Investment VII Limited	December 17, 2020	921,184		Series E-3 preferred shares	US$	10,000,000
Trustbridge Partners VII, L.P.	December 17, 2020	7,369,468		Series E-3 preferred shares	US$	80,000,000
GENERAL ATLANTIC SINGARPORE XMYA PTE. LTD.	December 24, 2020	921,184		Series E-3 preferred shares	US$	10,000,000
Trustbridge Partners VII, L.P.	December 30, 2020	6,448,285		Series E-3 preferred shares	US$	70,000,000

Purchaser	Date of Issuance	Number of Securities	Class of Securities	Consideration
Eagle Power Enterprises Limited	February 5, 2021	921,184	Series E-3 preferred shares	US$	10,000,000
Cloudary Holdings Limited	February 5, 2021	2,302,958	Series E-3 preferred shares	US$	24,999,990.86
Image Frame Investment (HK) Limited	February 5, 2021	2,302,958	Series E-3 preferred shares	US$	24,999,990.86
Shanghai Jingsui Information Technology Partnership (Limited Partnership)	March 1, 2021	1,842,367	Series E-3 preferred shares	US$	20,000,000
UP SOURCES (HK) LIMITED	December 30, 2020	1,535,308	Series E-4 preferred shares	US$	20,000,000
Xima Holdings Limited	March 12, 2021	460,591	Series E-3 preferred shares	US$	4,999,991.66
Touch Sound Limited	March 12, 2021	460,591	Series E-3 preferred shares	US$	4,999,991.66

Notes:

(1)	743,700 Series E-2 preferred shares issued to Puhua Capital Ltd were forfeited in May 2020.
(2)	3,506,013 Series E-2 preferred shares issued to Hermitage Galaxy Fund SPC were forfeited in May 2020.
(3)	25,249,749 Series E-2 preferred shares issued to Grand Everlasting Limited Partnership were forfeited in May 2020.
(4)	235,435 Series E-2 preferred shares issued to LINDEN AUDIO KINGDOM LIMITED were forfeited in May 2020.
(5)	318,729 Series E-2 preferred shares issued to TALPOLY Limited Partnership were forfeited in December 2019.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Ximalaya Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Deposit Agreement, dated as of , 2021, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	Second Amended and Restated Shareholders Agreement by and among the Registrant and other parties thereto dated December 30, 2020

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of CM Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Amended 2019 Global Share Plan

10.2	Ximalaya Welfare Limited 2019 Global Share Plan

10.3	2021 Share Incentive Plan

10.4	Form of Indemnification Agreement with the Registrant’s directors and senior officers

10.5	Form of Employment Agreement between the Registrant and its executive officers

10.6	English translation of form of Tencent Advertising Alliance Developer Agreement

10.7	English translation of the executed form of Restated and Amended Share Pledge Agreement, by and among Shanghai Ximalaya, Xizhang and Shanghai Ximalaya’s shareholders, as currently in effect, and a schedule of all executed Restated and Amended Share Pledge Agreements adopting the same form

10.8	English translation of the executed form of Share Pledge Agreement, by and among Shenzhen Tianbo, Xizhang and Shenzhen Tianbo’s shareholders, as currently in effect, and a schedule of all executed Share Pledge Agreements adopting the same form

10.9	English translation of Share Pledge Agreement, by and among Shanghai Wonder Education, Qizhi Shanghai and Shanghai Wonder Education’s shareholders, dated January 6, 2021

10.10	English translation of the executed form of the Powers of Attorney granted by shareholders of Shanghai Ximalaya, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.11	English translation of the executed form of the Powers of Attorney granted by shareholders of Shenzhen Tianbo, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.12	English translation of Powers of Attorney granted by shareholders of Shanghai Wonder Education, dated January 6, 2021

Exhibit Number	Description of Document

10.13	English translation of Exclusive Asset Purchase Agreement, by and among Shanghai Wonder Education, Qizhi Shanghai and Shanghai Wonder Education’s shareholders, dated January 6, 2021

10.14	English translation of Restated and Amended Exclusive Call Option Agreement, by and among Shanghai Ximalaya, Xizhang and Shanghai Ximalaya’s shareholders, dated March 3, 2020

10.15	English translation of Exclusive Call Option Agreement, by and among Shenzhen Tianbo, Xizhang and Shenzhen Tianbo’s shareholders, dated November 29, 2018

10.16	English translation of Exclusive Call Option Agreement, by and among Shanghai Wonder Education, Qizhi Shanghai and Shanghai Wonder Education’s shareholders, dated January 6, 2021

10.17	English translation of Exclusive Business Cooperation Agreement, by and between Shanghai Ximalaya and Xizhang, dated November 29, 2018

10.18	English translation of Exclusive Business Cooperation Agreement, by and between Shenzhen Tianbo and Xizhang, dated November 29, 2018

10.19	English translation of Exclusive Business Cooperation Agreement, by and between Shanghai Wonder Education and Qizhi Shanghai, dated January 6, 2021

10.20	English translation of form of spousal consent letter, from the spouse of certain beneficial owners of Shanghai Ximalaya

10.21	English translation of form of spousal consent letter, from the spouse of each married shareholder of Shenzhen Tianbo

10.22	English translation of form of spousal consent letter, from the spouse of each married shareholder of Shanghai Wonder Education

21.1	Principal subsidiaries and consolidated variable interest entities of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Consent of CM Law Firm (included in Exhibit 99.2)

23.4	Consent of Jennifer Xinzhe Li

23.5	Consent of Xianghai Yu

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of CM Law Firm regarding certain PRC law matters

99.3	Consent of China Insights Industry Consultancy Limited

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on April 30, 2021.

Ximalaya Inc.

By:	/s/ Jianjun Yu
Name: Jianjun Yu
Title: Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Jianjun Yu, Steve Lin and Dong Li as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jianjun Yu	Chief Executive Officer and Director (principal executive officer)	April 30, 2021
Jianjun Yu

/s/ Xingren Li	Director	April 30, 2021
Xingren Li

/s/ Jieqiang Shen	Director	April 30, 2021
Jieqiang Shen

/s/ Mingwang Xiong	Director	April 30, 2021
Mingwang Xiong

/s/ Xiaodong Liang	Director	April 30, 2021
Xiaodong Liang

/s/ Steve Lin	Co-Chief Financial Officer (principal financial and accounting officer)	April 30, 2021
Steve Lin

/s/ Dong Li	Co-Chief Financial Officer	April 30, 2021
Dong Li

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Ximalaya Inc., has signed this registration statement or amendment thereto in New York, New York on April 30, 2021.

Authorized U.S. Representative
Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior President on behalf of Cogency Global Inc.